As filed with the Securities and Exchange Commission on May 12, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ORBCOMM Inc.
(Exact name of registrant as specified in its charter)

Delaware	4899	41-2118289
(State or Other Jurisdiction of Incorporation of Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2115 Linwood Avenue, Suite 100
Fort Lee, New Jersey 07024
(201) 363-4900
(Address, including zip code, and telephone number
including area code, of registrant’s principal executive offices)
Christian G. Le Brun, Esq.
General Counsel
ORBCOMM Inc.
2115 Linwood Avenue, Suite 100
Fort Lee, New Jersey 07024
(201) 363-4900
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Sey-Hyo Lee, Esq. Alejandro R. San Miguel, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, New York 10112 (212) 408-5100	James H. Ball, Jr., Esq. Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, New York 10005 (212) 530-5000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)(2)	Fee

Common Stock, par value $0.001 per share	$150,000,000	$16,050

(1)	Includes shares which the underwriters have the option to purchase solely to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	May 12, 2006

                  Shares
Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are selling                      shares of common stock and the selling stockholders are selling                      shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.
We will apply to list our common stock on The Nasdaq National Market under the symbol “ORBC”. We expect the public offering price to be between $          and $           per share.
Investing in our common stock involves a high degree of risk. Before buying any shares, you should read carefully the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 12 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to selling stockholders	$	$

The underwriters may also purchase up to an additional                      shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $          , and our total proceeds, before expenses, will be $          .
The underwriters are offering our common stock as set forth under “Underwriting”. Delivery of the shares will be made on or about                     , 2006.

Sole Book-Running Manager	Joint Lead Manager

UBS Investment Bank	Morgan Stanley

Banc of America Securities LLC	Cowen and Company
The date of this prospectus is                     , 2006.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We and the selling stockholders are not, and the underwriters are not, making an offer to sell or seeking offers to buy, shares of our common stock in any jurisdiction where such offer or and sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Page

Prospectus summary	1
Risk factors	12
Special note regarding forward-looking statements	27
Use of proceeds	28
Dividend policy	28
Capitalization	29
Dilution	31
Selected consolidated financial data	33
Management’s discussion and analysis of financial condition and results of operations	36
Business	57
The ORBCOMM communications system	77
Management	90
Certain relationships and related party transactions	107
Principal stockholders	115
Selling stockholders	118
Description of capital stock	119
Shares eligible for future sale	123
Material U.S. federal income tax considerations for non-U.S. holders	125
Underwriting	128
Legal matters	131
Experts	131
Changes in and disagreements with accountants on accounting and financial disclosure	131
Where you can find more information	132
Index to consolidated financial statements	F-1
EX-3.1: THIRD AMENDED & RESTATED CERTIFICATE OF INCORPORATION
EX-3.2: AMENDED & RESTATED BYLAWS
EX-4.2: STOCKHOLDERS AGREEMENT
EX-9.1: SECOND AMENDED & RESTATED PREFERRED STOCK VOTING AGREEMENT
EX-9.2: AMENDED & RESTATED COMMON STOCK VOTING AGREEMENT
EX-10.1: VALIDATION SERVICES AGREEMENT
EX-10.2.1: COOPERATON AGREEMENT
EX-10.2.2: AMENDMENT NUMBER ONE TO COOPERATION AGREEMENT
EX-10.2.3: PRICING LETTER AGREEMENT
EX-10.2: CONCEPT DEMONSTRATION PAYLOAD PROCUREMENT AGREEMENT
EX-10.4: ORBCOMM CONCEPT DEMONSTRATION COMMUNICATION PROCUREMENT AGREEMENT
EX-10.5: AMENDMENT TO THE PROCUREMENT AGREEMENT
EX-10.6: AMENDED & RESTATED REGISTRATION RIGHTS AGREEMENT
EX-10.7: CONVERTIBLE NOTES AND STOCK PURCHASE AGREEMENT
EX-10.8.1: CONTRIBUTION AGREEMENT
EX-10.8.2: PUT AGREEMENT
EX-10.8.3: REORGANIZATION AGREEMENT
EX-10.9.1: INTERNATIONAL VALUE ADDED RESELLER AGREEMENT
EX-10.9.2: AMENDMENT TO INTERNATIONAL VALUE ADDED RESELLER AGREEMENT
EX-10.9.3: ASSIGNMENT AND ASSUMPTION AGREEMENT
EX-10.10: FORM OF COMMON STOCK WARRANTS
EX-10.11: FORM OF SERIES A PREFERRED STOCK WARRAN
EX-10.12: FORM OF RIDGEWOOD PREFERRED STOCK WARRANTS
EX-10.13: FORM OF INDEMNIFICATION AGREEMENT
EX-10.14: SCHEDULE
EX-10.15: 2004 STOCK OPTION PLAN
EX-10.17: FORM OF INCENTIVE STOCK OPTION AGREEMENT
EX-10.18: FORM OF NON STATUTORY STOCK OPTION AGREEMENT
EX-10.21.1: EMPLOYMENT AGREEMENT
EX-10.21.2: AMENDMENT TO STOCK OPTION AGREEMENT
EX-16; LETTER RE: CHANGE IN CERTIFYING ACCOUNTANT
EX-21: SUBSIDIARIES OF THE COMPANY
EX-23.1: CONSENT OF DELOITTE & TOUCHE LLP
EX-23.2: CONSENT OF J.H. COHN LLP
EX-24: POWER OF ATTORNEY

We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from market research, publicly available information and industry publications and surveys. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.
ORBCOMM is a registered trademark of ORBCOMM Inc. This prospectus refers to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective holders.
Through and including                     , 2006 (25 days after commencement of this offering), federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

Prospectus summary
This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. We urge you to read this entire prospectus carefully, including the more detailed information about us and about the shares of our common stock being sold in this offering and our consolidated financial statements and related notes appearing elsewhere in this prospectus, and the section entitled “Risk factors” before making an investment decision. Unless the context requires otherwise, the words “ORBCOMM”, “we”, “company”, “us”, and “our” refer to ORBCOMM Inc. and its subsidiaries.
OUR COMPANY
We operate the only global commercial wireless messaging system optimized for narrowband communications. Our system consists of a global network of 30 low-Earth orbit, or LEO, satellites and accompanying ground infrastructure. Our two-way communications system enables our customers and end-users, which include large and established multinational businesses and government agencies, to track, monitor, control and communicate cost-effectively with fixed and mobile assets located anywhere in the world. Our products and services enable our customers and end-users to enhance productivity, reduce costs and improve security through a variety of commercial, government and emerging homeland security applications. We enable our customers and end-users to achieve these benefits using a single global technology standard for machine-to-machine and telematic, or M2M, data communications. Our customers have made significant investments in developing ORBCOMM-based applications. Examples of assets that are connected through our M2M data communications system include trucks, trailers, railcars, containers, heavy equipment, fluid tanks, utility meters, pipeline monitoring equipment, marine vessels and oil wells. Our customers include value-added resellers, or VARs, original equipment manufacturers, or OEMs, such as Caterpillar Inc., Komatsu Ltd., Hitachi Construction Machinery Co., Ltd. and the Volvo Group, service providers, such as the Equipment Services business of General Electric Company, and government agencies, such as the United States Coast Guard.
Through our M2M data communications system, our customers and end-users can send and receive information to and from any place in the world using low cost subscriber communicators and paying airtime costs that we believe are the lowest in the industry for global connectivity. We believe that there is no other satellite or terrestrial network currently in operation that can offer global two-way wireless narrowband data service coverage at comparable cost using a single technology standard worldwide. We are currently authorized, either directly or indirectly, to provide our communications services in over 75 countries and territories in North America, Europe, South America, Asia, Africa and Australia. As of December 31, 2005, we had approximately 113,000 billable subscriber communicators activated on our system and during the quarter ended March 31, 2006, our billable subscriber communicator net additions totaled approximately 24,000 units as compared to net additions of approximately 9,800 units during the fourth quarter of 2005, an increase of 145%. We believe that our target markets are significant and growing. Harbor Research, Inc., an independent strategic research firm, estimates that the number of vehicles, devices and units worldwide in the commercial transportation, heavy equipment, fixed asset monitoring, marine vessel, consumer transportation, and government and homeland security markets which are connected to M2M data communications systems using satellite or cellular networks will grow from approximately 18.5 million in 2006 to approximately 129.5 million by 2012, representing a compound annual growth rate of 38.3%. During this time, they expect penetration of M2M data communications devices for these target markets to increase from approximately 1.2% in 2006 to approximately 6.6% by 2012.
Our unique M2M data communications system is comprised of three elements: (i) a constellation of 30 LEO satellites in multiple orbital planes between 435 and 550 miles above the Earth operating in the Very High Frequency, or VHF, radio frequency spectrum, (ii) related ground infrastructure, including 13 gateway earth stations, five regional gateway control centers and a network control center in

Dulles, Virginia, through which data sent to and from subscriber communicators are routed and (iii) subscriber communicators attached to a variety of fixed and mobile assets worldwide.
In April 2001, we acquired substantially all of the non-cash assets of ORBCOMM Global L.P. and its subsidiaries, which had originally designed, developed, constructed and put into service almost all of our current communications system. The transaction also involved the acquisition of the Federal Communications Commission, or FCC, licenses necessary to operate the system.
Following the acquisition, we implemented a turn-around plan to stabilize our operations and to preserve and substantially enhance the value of the acquired business, while substantially reducing costs and redefining our strategy, including:

†	Lowering the prices, improving features and performance, and introducing new models of our subscriber communicators;

†	Implementing a revised, low cost, multi-channel marketing and distribution model;

†	Implementing changes intended to extend the operational lives of existing satellites; and

†	Enhancing network capabilities.
As a result of our turn-around strategy, our revenues increased from $3.3 million in 2002 to $15.5 million in 2005, representing a compounded annual growth rate of 67% and the number of billable subscriber communicators (subscriber communicators activated and billing) on our system increased from approximately 31,000 at the end of 2002 to approximately 113,000 by the end of 2005. As of December 31, 2005, our cash and cash equivalents were $68.7 million. We anticipate that our cash on hand and our net proceeds from this offering, along with anticipated cash flows from operations, will fully fund our projected business plans.
Our principal products and services are satellite communications services and subscriber communicators. We provide global M2M data communications services through our satellite-based system. We focus our communications services on narrowband data applications. These data messages are typically sent by a remote subscriber communicator through our satellite system to our ground facilities for forwarding through an appropriate terrestrial communications network to the ultimate destination. Our wholly owned subsidiary, Stellar Satellite Communications Ltd., markets and sells subscriber communicators manufactured by Delphi Automotive Systems LLC, a subsidiary of Delphi Corporation, directly to customers. We also earn royalties from the sale of subscriber communicators manufactured by two other manufacturers, Quake Global, Inc. and Mobile Applitech, Inc. Currently, there are 11 different models of subscriber communicators available for sale and use on our communications system.
Increasingly, businesses and governments face the need to track, control, monitor and communicate with fixed and mobile assets that are located throughout the world. At the same time, these assets increasingly incorporate microprocessors, sensors and other devices that can provide a variety of information about the asset’s location, condition, operation or measurements and respond to external commands. As these intelligent devices proliferate, we believe that the need to establish two-way communications with these devices is greater than ever. Increasingly, owners and users of these intelligent devices are seeking communications systems that will enable them to communicate with these devices in a low cost and efficient manner.
Our products and services are typically combined with industry- or customer-specific applications developed by our resellers which are sold to their end-user customers. We do not generally market to end-users directly; instead, we utilize a cost-effective sales and marketing strategy of partnering with approximately 125 resellers (i.e., VARs, IVARs, international licensees and country representatives). These resellers, which are our direct customers, market to end-users in the following markets:

†	Commercial transportation— Large trucking and trailer leasing companies require applications that report location, engine diagnostic data, driver performance, fuel consumption, compliance, rapid decelerations, fuel taxes, driver logs and zone adherence in order to manage their fleets more safely and efficiently. Truck and trailer fleet owners and operators, as well as truck and trailer OEMs, are increasingly integrating M2M data communications systems into their trucks and trailers in order to achieve these objectives;

†	Heavy equipment— Heavy equipment fleet owners and leasing companies seeking to improve fleet productivity and profitability require applications that report diagnostic information, location (including for purposes of geo-fencing), time-of-use information, emergency notification, driver usage and maintenance alerts for their heavy equipment, which may be geographically dispersed, often in remote, difficult to reach locations. Using M2M data communications systems, heavy equipment fleet operators can remotely manage the productivity and mechanical condition of their equipment fleets, potentially lowering operating costs through preventive maintenance;

†	Fixed asset monitoring— Companies with widely dispersed fixed assets require a means of collecting data from remote assets to monitor productivity, minimize downtime and realize other operational benefits, as well as managing and controlling the functions of such assets, including for example, the remote operation of valves, electrical switches and other devices. M2M data communications systems can provide industrial companies with applications for automated meter reading, oil and gas storage tank monitoring, pipeline monitoring and environmental monitoring, which can reduce operating costs for these companies, including labor costs, fuel costs, and the expense of on-site monitoring and maintenance;

†	Marine vessels— Maritime vessels have a need for satellite-based communications due to the absence of reliable terrestrial-based coverage more than a few miles offshore. Luxury recreational marine vessels and commercial fishing vessels may use M2M data communications systems that offer features and functions such as onboard diagnostics and other marine telematics, alarms, requests for assistance, security, location reporting/tracking, e-mail and two-way messaging, catch data and weather reports;

†	Government and homeland security— Governments worldwide are seeking to address the global terror threat by monitoring land borders and hazardous materials, as well as marine vessels and containers. In addition, modern military and public safety forces use a variety of applications, particularly in supply chain management, logistics and support, which could incorporate our products and services. M2M data communications systems could be used in applications to monitor marine vessels or containers, detect infiltration across land borders or monitor the status of container door seals to address these homeland security needs. In addition, we may also be able to leverage our work with the Automatic Identification System, or AIS, to resell, subject in certain circumstances to U.S. Coast Guard approval, AIS data collected on our network to other coast guard services and governmental agencies; and

†	Consumer transportation— Automotive companies are seeking a means to address the growing need for safety systems in passenger vehicles and to broadcast a single message to multiple vehicles at one time. An example of such a safety system is the detection and reporting of airbag deployment. While our system currently has latency limitations which make it impractical for us to address this market fully, we believe that our existing network may be used with dual-mode devices, combining our subscriber communicators with communications devices for cellular networks, allowing our communications services to function as an effective back-up system by filling the coverage gaps in current cellular or wireless networks used in consumer transportation applications. In addition, we may undertake additional capital expenditures beyond our current capital plan in order to expand our satellite constellation and lower our latencies to the level that addresses the requirements of resellers and OEMs developing applications for this market if we believe the economic returns justify such an investment. We believe we can supplement our satellite constellation within the lead time required to integrate applications using our communications system into the automotive OEM product development cycle.

OUR BUSINESS STRENGTHS AND COMPETITIVE ADVANTAGE
We believe our business strengths and competitive advantages include:

†	Established global network and proven technology— We believe our global network and technology enable us to offer superior products and services to the end-users of our communications system in terms of comprehensive coverage, reliability and compatibility. Our global network provides worldwide coverage, including in international waters, allowing end-users to access our communications system in areas outside the coverage of terrestrial networks, such as cellular, paging and other wireless networks. Our proven technology offers full two-way M2M data communication (with acknowledgement of message receipt) with minimal line-of-sight limitations and no performance issues during adverse weather conditions, which distinguishes us from other satellite communications systems;

†	Low cost structure— We have a significant cost advantage over any potential new LEO satellite system competitor with respect to our current satellite constellation, because we acquired the majority of our current communications system assets from ORBCOMM Global L.P. and its subsidiaries out of bankruptcy for a fraction of their original cost. In addition, because our LEO satellites are relatively small and deployed into low-Earth orbit, the constellation is less expensive and easier to launch and maintain than larger LEO satellites and large geostationary satellites. We also have less complex and less costly ground infrastructure and subscriber communication equipment than other satellite communications providers;

†	Sole commercial satellite operator licensed in the VHF spectrum— We are the sole commercial satellite operator licensed to operate in the VHF spectrum by the FCC or any other national spectrum or radio- telecommunications regulatory agency in the world. The VHF spectrum that we use was allocated globally by the International Telecommunication Union, or ITU, for use by satellite fleets such as ours to provide mobile data communications service. We are currently authorized, either directly or indirectly, to provide our data communications services in over 75 countries and territories in North America, Europe, South America, Asia, Africa and Australia. The VHF signals used to communicate between our satellites and subscriber communicators are not affected by weather and are less dependent on line-of-sight access to our satellites than other satellite communications systems. In addition, our longer wavelength signals enable our satellites to communicate reliably over longer distances at lower power levels. Higher power requirements of commercial satellite systems in other spectrum bands are a significant factor in their higher cost and technical complexity;

†	Significant market lead over satellite-based competitors— We believe that we have a significant market lead in providing M2M data communications services that meet the coverage and cost requirements in the rapidly developing asset management and supply chain markets. The process required to establish a competing satellite-based system with the advantages of a VHF system includes obtaining regulatory permits to launch and operate satellites and to provide communications services, and the design, development and construction of a communications system. We believe that a minimum of five years and significant investments in time and resources would be required for another satellite-based M2M data communications service provider to develop the capability to offer comparable services;

†	Key distribution and OEM customer relationships— Our strategic relationships with key distributors and OEMs have enabled us to streamline our sales and distribution channels and shift much of the risk and cost of developing and marketing applications to others. We have established strategic relationships with key service providers, such as GE Equipment Services, the world’s largest lessor of trailers, containers and railcars, and XATA Corporation, a leading provider of tracking solutions for the trucking industry, including to Penske Corporation, the leading truck leasing company in the United States, and major OEMs, such as Caterpillar, Komatsu, Hitachi and Volvo; and

†	Reliable, low cost subscriber communicators— We have manufacturing arrangements that provide us with industrial-scale manufacturing capability for the supply of low cost, reliable, ISO-9000 certified, automotive grade subscriber communicators and the ability to scale up such manufacturing rapidly to meet additional demand, as well as arrangements with independent third party manufacturers who supply our customers and end-users directly with low cost subscriber communicators. As a result of these manufacturing relationships, we have significantly reduced the selling price of our subscriber communicators from approximately $280 per unit in 2003 to as little as $100 per unit in volume in 2006.

OUR STRATEGY
Our strategy is to leverage our business strengths and key competitive advantages to increase the number of subscriber communicators activated on our M2M data communications system, both in existing and new markets. We are focused on increasing our market share of customers with the potential for a high number of connections with lower usage applications. We believe that the service revenue associated with each additional subscriber communicator activated on our communications system will more than offset the negligible incremental cost of adding such subscriber communicator to our system and, as a result, positively impact our results of operations. We plan to continue to target multinational companies and government agencies to increase substantially our penetration of what we believe is a significant and growing addressable market. We are pursuing the following business strategies:

†	Expand our low cost, multi-channel marketing and distribution network of resellers;

†	Expand our international markets;

†	Further reduce subscriber communicator costs;

†	Reduce network latency;

†	Introduce new features and services; and

†	Provide comprehensive technical support, customer service and quality control.
RECENT DEVELOPMENTS
The following sets forth certain recent developments in our business:

†	We achieved a 22% increase in the total number of billable subscriber communicators, or approximately 24,000 units added, during the first quarter of 2006. This compares to a 10% increase, or approximately 9,800 units added, during the fourth quarter of 2005. As of March 31, 2006, there were approximately 138,000 billable subscriber communicators activated on our communications system;

†	In November and December 2005 and January 2006, we completed equity financings totaling $72.5 million led by Pacific Corporate Group (PCG), which funded $30 million. New investors, in addition to PCG, included investment firms MH Equity Investors and Torch Hill Capital. Several existing investors also participated in these financings, including Ridgewood Capital, OHB Technology A.G., Northwood Ventures LLC and our senior management. In January 2006, we paid all accumulated and unpaid dividends on our Series A preferred stock, totaling $8.0 million, of which $1.3 million was reinvested by holders of our Series A preferred stock in shares of our Series B preferred stock in the equity financings;

†	On March 14, 2006, the Trailer Fleet Services and Asset Intelligence divisions of GE Equipment Services announced an agreement under which GE will supply Wal-Mart with trailer tracking technology for its fleet of 46,000 over-the-road trailers using our M2M data communications system. GE Equipment Services has placed orders with our Stellar subsidiary for 87,000 subscriber communicators to support this and other customer rollouts during 2006;

†	On April 7, 2006, Hitachi Construction Machinery Co., Ltd. entered into an IVAR agreement to support Hitachi’s newly launched Global e-Service Business, making them the fourth major heavy equipment OEM to choose us for data communications; and

†	On April 21, 2006, we entered into an agreement with Orbital Sciences Corporation to supply us with the payloads for our six “quick-launch” satellites, with options for two additional payloads. The firm fixed price for the payloads is $17 million, or up to a total of $21.4 million if the options for the two additional payloads are exercised, subject to price adjustments for late penalties and on-time or early delivery incentives.
OUR CORPORATE INFORMATION
Our principal executive office is located at 2115 Linwood Avenue, Suite 100, Fort Lee, New Jersey 07024. Our telephone number at that office is (201) 363-4900. Our website is located at www.orbcomm.com. Information contained on our website is not part of, and is not incorporated into, this prospectus.

The offering

Issuer	ORBCOMM Inc.

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Underwriters’ option to purchase additional shares	shares

Common stock outstanding immediately after this offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ . We intend to use the net proceeds from this offering as follows:

† At least $ to fund capital expenditures (including the deployment of our “quick- launch” and next-generation satellites); and

† The remainder to provide additional working capital and for other general corporate purposes.

See “Use of proceeds”. We will not receive any of the proceeds from the sales of common stock by the selling stockholders in the offering.

Nasdaq National Market symbol	ORBC

Dividend Policy	We have never declared or paid cash dividends on shares of our common stock. Pursuant to the terms of our Series A convertible redeemable preferred stock, we paid all accumulated and unpaid dividends on such preferred stock, in an amount of $8.0 million, on January 6, 2006. Our Series A preferred stock is no longer entitled to any accumulated dividends. Pursuant to the terms of our Series B convertible redeemable preferred stock, all accumulated and unpaid dividends on our Series B preferred stock, in an amount of $2.2 million as of March 31, 2006 become payable in cash upon the conversion of the Series B preferred stock into common stock upon completion of this offering. The Series B preferred stock dividends will increase by $726,000 per month until conversion. We intend to retain all available funds and any future earnings after this offering for use in the operation of our business and do not anticipate paying any further cash dividends in the foreseeable future. Our board of directors may, from time to time, examine our dividend policy and may, in their absolute discretion, change such policy.
Throughout this prospectus, the number of shares of our common stock outstanding immediately after the closing of this offering is based on shares of common stock outstanding on December 31, 2005 and:

†	assumes the conversion of all outstanding shares of our Series A and Series B convertible redeemable preferred stock into shares of common stock, on a one-for-one basis, upon the closing of this offering;

†	excludes 2,192,561 shares of common stock subject to outstanding stock options with a weighted average exercise price of $2.04 per share;

†	excludes 2,876,997 shares of common stock subject to outstanding warrants with a weighted average exercise price of $1.71 per share;

†	excludes 478,392 shares of common stock subject to outstanding warrants to purchase Series A preferred stock, which will become warrants to purchase common stock upon conversion of the Series A preferred stock in connection with this offering, with a weighted average exercise price of $2.84 per share;

†	excludes 307,439 and 4,851,905 shares of common stock available for future grant or issuance under our 2004 and 2006 stock option plans, respectively; and

†	excludes the shares of common stock subject to the option granted to the underwriters to purchase additional shares of common stock in this offering to cover over-allotments.

Summary consolidated financial data
The following table presents summary consolidated financial data as of December 31, 2001, 2002, 2003, 2004 and 2005, for the period from April 23, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002, 2003, 2004 and 2005 from our consolidated financial statements. You should read this information in conjunction with the information set forth in “Capitalization”, “Selected financial data”, “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 which are included elsewhere in this prospectus.

	Period ended
	December 31,	Years ended December 31,

Consolidated statement of operations data:	2001	2002	2003	2004	2005

	(in thousands, except per share data)
Service revenues	$	$	$5,143	$6,479	$7,804
Product sales			1,938	4,387	7,723

Total revenues			7,081	10,866	15,527

Costs and expenses:
Costs of services			6,102	5,884	6,223
Costs of product sales			1,833	4,921	6,459
Selling, general and administrative			6,577	8,646	9,344
Product development			546	778	1,341

Total costs and expenses			15,058	20,229	23,367

Loss from operations			(7,977)	(9,363)	(7,840)
Other income (expense), net			(5,340)	(3,026)	(1,258)
Net loss	$	$	$(13,317)	$(12,389)	$(9,098)

Net loss applicable to common shares(1)				$(14,535)	$(14,248)
Net loss per common share:
Basic and diluted				$(1.71)	$(1.67)
Basic and diluted pro forma(2)					$(0.66)
Weighted average common shares outstanding:
Basic and diluted				8,487	8,524
Basic and diluted pro forma(2)					21,508

	As of December 31,

Consolidated balance sheet data:	2001	2002	2003	2004	2005

	(in thousands)
Cash and cash equivalents	$	$	$78	$3,316	$68,663
Working capital (deficit)			(19,389)	8,416	65,285
Satellite network and other equipment, net			3,263	5,243	7,787
Total assets			7,198	20,888	89,316
Notes payable			12,107	—	—
Note payable— related party			—	—	594
Convertible redeemable preferred stock			—	38,588	112,221
Stockholders’ deficit (membership interests’)			(15,547)	(28,833)	(42,654)

	Period ended
	December 31,	Years ended December 31,

Consolidated statements of cash flows data:	2001	2002	2003	2004	2005

	(in thousands)
Net cash (used in) provided by operating activities			$(4,968)	$(16,051)	$3,641
Net cash used in investing activities			(1,747)	(2,489)	(4,033)
Net cash provided by financing activities			6,627	21,778	65,674

	Period ended
	December 31,	Years ended December 31,

Other data:	2001	2002		2003	2004	2005

	(dollars in thousands)
EBITDA(3)	$	$		$(6,666)	$(9,640)	$(6,874)
Billable subscriber communicators (at end of period)	25,580		30,788	47,937	75,786	112,984

(1)	The net loss applicable to common shares for the year ended December 31, 2004 is based on our net loss for the period from February 17, 2004, the date on which the members of Orbcomm LLC contributed all of their outstanding membership interests in exchange for shares of our common stock, through December 31, 2004. Net loss attributable to the period from January 1, 2004 to February 16, 2004 (prior to the Company becoming a corporation and issuing its common shares), has been excluded from the net loss applicable to common shares. As a result, net loss per common share for 2004 is not comparable to net loss per common share for 2005.

(2)	Upon completion of this offering, all outstanding shares of Series A and Series B preferred stock will automatically convert into an equal number of shares of common stock and all accrued and unpaid dividends on Series B preferred stock will become due and payable. The effect of this conversion has been reflected in the pro forma net loss per common share and pro forma weighted average common shares outstanding.

(3)	EBITDA is defined as earnings before interest income (expense), provision for income taxes and depreciation and amortization. We believe EBITDA is useful to our management and investors in evaluating our operating performance and liquidity because it is one of the primary measures used by us to evaluate the economic productivity of our operations, including our ability to obtain and maintain our customers, our ability to operate our business effectively, the efficiency of our employees and the profitability associated with their performance; it also helps our management and investors to meaningfully evaluate and compare the results of our operations from period to period on a consistent basis by removing the impact of our financing transactions and the depreciation and amortization impact of capital investments from our operating results. In addition, our management uses EBITDA in presentations to our board of directors to enable it to have the same measurement of operating performance and liquidity used by management and for planning purposes, including the preparation of our annual operating budget.

EBITDA is not a performance measure calculated in accordance with accounting principles generally accepted in the United States, or GAAP. While we consider EBITDA to be an important measure of operating performance and liquidity, it should be considered in addition to, and not as a substitute for, or superior to, net loss, net cash flows from operations or other measures of financial performance prepared in accordance with GAAP and may be different than EBITDA measures presented by other companies.

The following table reconciles our net loss to EBITDA and reconciles EBITDA to our net cash (used in) provided by operating activities for the periods shown:

	Period ended
	December 31,	Years ended December 31,

	2001	2002	2003	2004	2005

	(in thousands)
Net loss	$	$	$(13,317)	$(12,389)	$(9,098)
Interest income			—	(49)	(66)
Interest expense(a)			5,340	1,318	308
Depreciation and amortization			1,311	1,480	1,982

EBITDA			(6,666)	(9,640)	(6,874)
Changes in assets and liabilities			3,404	(9,868)	9,279
Non-cash stock compensation expense			—	1,516	201
Change in allowance for doubtful accounts			(153)	427	82
Write-off of note receivable			100	—	—
Inventory impairments			160	56	115
Amortization of deferred debt issuance costs and debt discount			3,527	722	31
Interest income			—	49	66
Interest expense			(5,340)	(1,318)	(308)
Loss on extinguishment of debt			—	1,757	1,016
Warrants issued in exchange for services rendered			—	248	—
Accretion on notes payable—related party			—	—	33

Net cash (used in) provided by operating activities			$(4,968)	$(16,051)	$3,641

(a)	Includes amortization of deferred debt issuance costs and debt discount of approximately $3,527, $722 and $31 in 2003, 2004 and 2005, respectively.

Risk factors
An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and other information in this prospectus before you decide whether to invest in shares of our common stock. Our business, prospects, financial condition, operating results or cash flows may be materially and adversely affected by the following risks, or other risks and uncertainties that we have not yet identified or currently consider to be immaterial. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.
RISKS RELATING TO OUR BUSINESS
We are incurring substantial operating losses and net losses. We anticipate additional future losses. We must significantly increase our revenues to become profitable.
We have had annual net losses since our inception, including a net loss of $9.1 million for fiscal year 2005 and cumulative net losses of $48.6 million through December 31, 2005. Our future results will continue to reflect significant operating expenses, including expenses associated with expanding our sales and marketing efforts, establishing the infrastructure to operate as a public company and product development for our subscriber communicator products for use with our system. As a result, we anticipate additional operating losses and net losses for 2006 and may incur additional losses in the future. Moreover, our operating history to date may not provide an accurate indication of our future results because it reflects the acquisition of the assets which comprise substantially all of the present communications system out of bankruptcy at a purchase price which reflects a substantial discount to their historical cost and carrying value. The continued development of our business also will require additional capital expenditures for, among other things, the development, construction and launch of additional satellites, including more capable next-generation satellites, the development of more advanced subscriber communicators for use with our system and the installation of additional gateway earth stations and gateway control centers around the world. Accordingly, as we make these capital investments, our future results will include greater depreciation and amortization expense which reflect the full cost of acquiring these new assets. As a result, our losses may continue or increase in the future.
In order to become profitable, we must achieve substantial revenue growth. Revenue growth will depend on acceptance of our products and services by end-users in current markets, as well as in new geographic and industry markets. Although we have implemented a number of expense reduction initiatives to reduce our operating expenses, expense reductions alone, without revenue growth, will not enable us to achieve profitability. We may not become profitable and we may not be able to sustain such profitability, if achieved.
We have limited capital resources and capital needed for our business may not be available when we need it.
Our existing sources of liquidity, including cash on hand, the proceeds of this offering and cash expected to be generated from sales of our products and services may not be sufficient to fund our anticipated operations, capital expenditures (including the deployment of additional satellites), working capital and other financing requirements. If we continue to incur operating losses in the future, we may need to reduce further our operating costs or obtain alternate sources of financing, or both, to remain viable and, in particular, to fund the design, production and launch of additional satellites, including a next-generation of more capable satellites. We cannot assure you that we will have access to additional sources of capital on favorable terms or at all.

Risk factors

If end-users do not accept our services and the applications developed by value-added resellers or we cannot obtain the necessary regulatory approvals or licenses for particular countries or territories, we will fail to attract new customers and our business will be harmed.
Our success depends on end-users accepting our services, the applications developed by value-added resellers, and a number of other factors, including the technical capabilities of our system, the availability of low cost subscriber communicators, the receipt and maintenance of regulatory and other approvals in the United States and other countries and territories in which we operate, the price of our services and the applications developed by value-added resellers and the extent and availability of competitive or alternative services. We may not succeed in increasing revenue from the sale of our products and services to new and existing customers. Our failure to significantly increase the number of end-users will harm our business.
Our business plan assumes that potential customers and end-users will accept certain limitations inherent in our system. For example, our system is optimized for small packet, or narrowband, data transmissions, is subject to certain delays in the relay of messages, referred to as latencies, and may be subject to certain line-of-sight limitations between our satellites and the end-user’s subscriber communicator. In addition, our system is not capable of handling voice traffic. Certain potential end-users, particularly those requiring full time, real-time communications and those requiring the transmission of large amounts of data (greater than eight kilobytes per message) or voice traffic, may find such limitations unacceptable.
In addition to the limitations imposed by the architecture of our system, our failure to obtain the necessary regulatory and other approvals or licenses in a given country or territory will preclude the availability of our services in such country or territory until such time, if at all, that such approvals or licenses can be obtained. Certain potential end-users requiring messaging services in those countries and territories may find such limitations unacceptable.
We face competition from existing and potential competitors in the telecommunications industry, including numerous terrestrial and satellite-based network systems with greater resources, which could reduce our market share and revenues.
Competition in the telecommunications industry is intense, fueled by rapid, continuous technological advances and alliances between industry participants seeking to capture significant market share. We face competition from numerous existing and potential alternative telecommunications products and services provided by various large and small companies, including sophisticated two-way satellite-based data and voice communication services and next-generation digital cellular services, such as GSM and 3G. In addition, a continuing trend toward consolidation and strategic alliances in the telecommunications industry could give rise to significant new competitors, and any foreign competitor may benefit from subsidies from, or other protective measures by, its home country. Some of these competitors may provide more efficient or less expensive services than we are able to provide, which could reduce our market share and adversely affect our revenues and business.
Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

Risk factors

We have material weaknesses and significant deficiencies in our internal control over financial reporting.
We have experienced severe working capital constraints for several years and, as a result, we have operated with limited staffing of accounting functions and with less formal accounting controls than a public company would have. These circumstances have increased demands on our internal accounting and finance staff.
Material weaknesses and significant deficiencies in our internal control over financial reporting have been identified in connection with our 2005 and 2004 audits. These material weaknesses relate to internal communication issues between our management and the internal accounting staff on significant and/or complex transactions; a lack of thorough and rigorous review of contractual documents supporting complex transactions; a significant number of adjustments to our 2005 and 2004 financial statements, the recording of which resulted in material changes to the results of operations for each year; a lack of formal internal control procedures and the attendant control framework required to enforce those procedures; and a lack of qualified accounting personnel, specifically within the external reporting area. Material weaknesses in our internal control over financial reporting were also identified in connection with our 2003 audit, in particular, insufficient formalized procedures to ensure that all relevant documents relating to accounting transactions were made available to our accounting department; lack of communication on a timely basis from upper management to our accounting department on significant and/or complex transactions; and several instances of transactions that were not properly recorded in the general ledger, leading to a significant number of adjustments. To remedy these weaknesses, we have hired key senior accounting and finance employees to help enhance internal controls and other systems to comply with the requirements of the Sarbanes-Oxley Act of 2002. In addition to addressing the staffing of our accounting and finance function, we are also focused on enhancing our ability to provide adequate, accurate and timely financial information to meet our reporting obligations and comply with the requirements of the SEC, The Nasdaq National Market, or Nasdaq, and the Sarbanes-Oxley Act. We have engaged a national consulting firm to assist us with complying with the Sarbanes-Oxley Act. We are also in the process of implementing an integrated accounting and financial system infrastructure, which we believe will allow management to report on, and our independent registered public accounting firm to attest to, our internal controls, as required by the management certification and auditor attestation requirements mandated by the Sarbanes-Oxley Act. We will be performing system and process evaluation and testing and undertaking any necessary remediation of our internal control system on an ongoing basis. We cannot be certain as to the timing of the completion of our evaluation and testing and any necessary remediation or the impact of the same on our operations. Our development, implementation and maintenance of appropriate internal controls will depend materially both on our successful hiring and retention of key senior accounting and finance personnel.
If we are unable to attract and retain qualified personnel, to implement and integrate financial reporting and accounting systems or if we are unable to scale these systems to our growth, we may not have adequate, accurate or timely financial information, material errors in our financial statements may go undetected and we may be unable to meet our reporting obligations or comply with the requirements of the Securities and Exchange Commission, or the SEC, Nasdaq or the Sarbanes-Oxley Act, which could result in the imposition of sanctions, including the suspension or delisting of our common stock from Nasdaq and the inability of registered broker dealers to make a market in our common stock, or investigation by regulatory authorities. Any such action or other negative results caused by our inability to meet our reporting requirements or comply with legal and regulatory requirements or by disclosure of an accounting, reporting or control issue could adversely affect the price of our common stock.

Risk factors

We have a limited operating history, which makes it difficult to evaluate your investment in us.
We have conducted commercial operations only since April 2001, when we acquired substantially all of our current communications system from ORBCOMM Global L.P. and its subsidiaries. Our prospects and ability to implement our current business plan, including our ability to provide commercial two-way data communications service in key markets on a global basis and to generate revenues and positive operating cash flows, will depend on our ability to, among other things:

†	successfully construct, launch, place in commercial service, operate and maintain our quick-launch and next-generation satellites in a timely and cost-effective manner;

†	develop licensing and distribution arrangements in key markets within and outside the United States sufficient to capture and retain an adequate customer base;

†	install the necessary ground infrastructure and obtain and maintain the necessary regulatory and other approvals in key markets outside the United States through our existing or future international licensees to expand our business internationally;

†	provide for the timely design, manufacture and distribution of subscriber communicators in sufficient quantities, with appropriate functional characteristics and at competitive prices, for various applications; and

†	raise additional capital on favorable terms in order to pursue our growth strategy.
Given our limited operating history, there can be no assurance that we will be able to achieve these objectives or develop a sufficiently large revenue-generating customer base to achieve profitability. In particular, because we acquired a fully operational satellite constellation and communications system from ORBCOMM Global L.P. and its subsidiaries our current management team has limited experience with managing the design, construction and launch of a satellite system.
We rely on third parties to market and distribute our services to end-users. If these parties are unwilling or unable to provide applications and services to end-users, our business will be harmed.
We rely on VARs to market and distribute our services to end-users in the United States and on international licensees, country representatives, VARs and international value added resellers, or IVARs, outside the United States. The willingness of companies to become international licensees, country representatives, VARs and IVARs (which we refer to as resellers) will depend on a number of factors, including whether they perceive our services to be compatible with their existing businesses, whether they believe we will successfully deploy next-generation satellites, whether the prices they can charge end-users will provide an adequate return, and regulatory restrictions, if any. We believe that successful marketing of our services will depend on the design, development and commercial availability of applications that support the specific needs of the targeted end-users. The design, development and implementation of applications require the commitment of substantial financial and technological resources on the part of these resellers. Certain resellers are, and many potential resellers will be, newly formed or small ventures with limited financial resources, and such entities might not be successful in their efforts to design applications or effectively market our services. The inability of these resellers to provide applications to end-users could have a harmful effect on our business, financial condition and results of operations. We also believe that our success depends upon the pricing of applications by our resellers to end-users, over which we have no control.

Risk factors

Defects or errors in applications could result in end-users not being able to use our services, which would damage our reputation and harm our financial condition.
VARs, IVARs, international licensees and country representatives must develop applications quickly to keep pace with rapidly changing markets. These applications have long development cycles and are likely to contain undetected errors or defects, especially when first introduced or when subsequent versions are introduced, which could result in the disruption of our services to the end-users. While we sometimes assist our resellers in developing applications, we have limited ability to accelerate development cycles to avoid errors and defects in their applications. Such disruption could damage our reputation as well as the reputation of the respective resellers, and result in lost customers, lost revenue, diverted development resources, and increased service and warranty costs.
Because we depend on a few significant customers for a substantial portion of our revenues, the loss of a key customer could seriously harm our business.
We market and sell our products and services directly to OEM and government customers and indirectly through VARs, IVARs, licensees and country representatives. We have derived a substantial portion of our revenues in the past from sales to a relatively small number of customers. Our top two customers by revenue represented 45.1% of our revenues for fiscal 2005, including GE Equipment Services, which represented 31.4% of our revenues for fiscal 2005, primarily from sales to GE Equipment Services of subscriber communicators by our Stellar Satellite Communications, Ltd. subsidiary. We expect that a small number of reseller and OEM customers will continue to account for a substantial portion of our revenues in fiscal 2006 and in the future. As a result, the loss of any significant customer, which could occur at any time, could have a material adverse effect on our business, financial condition and results of operations.
If our international licensees and country representatives are not successful in establishing their businesses outside of the United States, the prospects for our business will be limited.
Outside of the United States, we rely largely on international licensees and country representatives to establish businesses in their respective territories, including obtaining and maintaining necessary regulatory and other approvals as well as managing local VARs. International licensees and country representatives may not be successful in obtaining and maintaining the necessary regulatory and other approvals to provide our services in their assigned territories and, even if those approvals are obtained, international licensees and/or country representatives may not be successful in developing a market and/or distribution network within their territories. Certain of the international licensees and/or country representatives are, or are likely to be, newly formed or small ventures with limited or no operational history and limited financial resources, and any such entities may not be successful in their efforts to secure adequate financing and to continue operating. In addition, in certain countries and territories outside the United States, we rely on international licensees and country representatives to operate and maintain various components of our system, such as gateway earth stations. These international licensees and country representatives may not be successful in operating and maintaining such components of our communications system and may not have the same financial incentives as we do to maintain those components in good repair.
Some of our international licensees and country representatives are experiencing significant operational and financial difficulties and have in the past defaulted on their obligations to us.
Many of our international licensees and country representatives were also international licensees and country representatives of ORBCOMM Global L.P. and, as a consequence of the bankruptcy of ORBCOMM Global L.P., they were left in many cases with significant financial problems, including significant debt and insufficient working capital. Certain of our international licensees and country

Risk factors

representatives (including in Japan, Korea, Malaysia, parts of South America and to a lesser extent, Europe) have not been able to successfully or adequately reorganize or recapitalize themselves and as a result have continued to experience significant material difficulties, including the failure to pay us for our services. To date, several of our licensees and country representatives have had difficulty in paying their usage fees and have not paid us or have paid us at reduced rates. Accordingly, we have had to recognize lower revenues from our international licensees and country representatives than their usage would indicate. Their ability to pay their obligations to us may be dependent, in many cases, upon their ability to successfully restructure their business and operations. In addition, we have from time to time had disagreements with certain of our international licensees related to these operational and financial difficulties. To the extent international licensees and country representatives are unable to reorganize and/or raise additional capital to execute their business plans on favorable terms (or are delayed in doing so), our ability to offer services internationally will be impaired and our business, financial condition and results of operations may be adversely effected.
We rely on a limited number of manufacturers for our subscriber communicators. If we are unable to, or cannot find third parties to, manufacture a sufficient quantity of subscriber communicators at a reasonable price, the prospects for our business will be negatively impacted.
The development and availability on a timely basis of relatively inexpensive subscriber communicators are critical to the successful commercial operation of our system. There are currently three manufacturers of subscriber communicators, including Quake Global Inc., Mobile Applitech, Inc. and our Stellar Satellite Communications, Ltd. subsidiary, which relies on a contract manufacturer, Delphi Automotive Systems LLC, a subsidiary of Delphi Corporation, to produce subscriber communicators. Our customers may not be able to obtain a sufficient supply of subscriber communicators at price points or with functional characteristics and reliability that meet their needs. An inability to successfully develop and manufacture subscriber communicators that meet the needs of customers and are available in sufficient numbers and at prices that render our services cost-effective to customers could limit the acceptance of our system and potentially affect the quality of our services, which could have a material adverse effect on our business, financial condition and results of operations.
Delphi Corporation recently filed for bankruptcy protection. Our business may be materially and adversely affected if Stellar’s agreement with Delphi Corporation is terminated or modified as part of Delphi’s reorganization in bankruptcy or otherwise. As part of our arbitration proceeding instituted against Quake Global, Inc. (described under “Business—Legal Proceedings—Quake”), we are seeking a declaration that we have the right to terminate our manufacturing agreement with Quake. If our agreements with third party manufacturers are, or Stellar’s agreement with Delphi Corporation is, terminated or expire, our search for additional or alternate manufacturers could result in significant delays, added expense and an inability to maintain or expand our customer base. Any of these events could require us to take unforeseen actions or devote additional resources to provide our services and could harm our ability to compete effectively.
We depend on recruiting and retaining qualified personnel and our inability to do so would seriously harm our business.
Because of the technical nature of our services and the market in which we compete, our success depends on the continued services of our current executive officers and certain of our engineering personnel, and our ability to attract and retain qualified personnel. The loss of the services of one or more of our key employees, including Jerome B. Eisenberg, our Chief Executive Officer, or certain key technical personnel, such as John J. Stolte, Jr., our Executive Vice President, Technology and Operations, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business and our financial condition and results of

Risk factors

operations. We do not have key-man life insurance policies covering any of our executive officers or key technical personnel. Competitors and others have in the past, and may in the future, attempt to recruit our employees. The available pool of individuals with relevant experience in the satellite industry is limited, and the process of identifying and recruiting personnel with the skills necessary to operate our system can be lengthy and expensive. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.
Our management team is subject to a variety of demands for its attention and rapid growth and litigation could further strain our management and other resources and have a material adverse effect on our business, financial condition and results of operations.
We currently face a variety of challenges, including establishing the infrastructure and systems necessary for us to operate as a public company, addressing our pending litigation matters and managing the recent rapid expansion of our business. Our recent growth and expansion has increased our number of employees and the responsibilities of our management team. Any litigation, regardless of the merit or resolution, could be costly and divert the efforts and attention of our management. As we continue to expand, we may further strain our management and other resources. Our failure to meet these challenges as a result of insufficient management or other resources could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to litigation proceedings that could adversely affect our business.
We may be subject to legal claims or regulatory matters involving stockholder, consumer, antitrust and other issues. As described in “Business—Legal Proceedings”, we are currently engaged in a number of litigation matters. Litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include money damages or, in cases for which injunctive relief is sought, an injunction prohibiting us from manufacturing or selling one or more products. If an unfavorable ruling were to occur, it could have a material adverse effect on our business and results of operations for the period in which the ruling occurred or future periods.
Our business is characterized by rapid technological change and we may not be able to compete with new and emerging technologies.
We operate in the telecommunications industry, which is characterized by extensive research and development efforts and rapid technological change. New and advanced technology which can perform essentially the same functions as our service (though without global coverage), such as next-generation digital cellular networks (GSM and 3G), direct broadcast satellites, and other forms of wireless transmission, are in various stages of development by others in the industry. These technologies are being developed, supported and rolled out by entities that may have significantly greater resources than we do. These technologies could adversely impact the demand for our services. Research and development by others may lead to technologies that render some or all of our services non-competitive or obsolete in the future.
Because we operate in a highly regulated industry, we may be subjected to increased regulatory restrictions which could disrupt our service or increase our operating costs.
System operators and service providers are subject to extensive regulation under the laws of various countries and the rules and policies they adopt. These rules and policies, among other things, establish technical parameters for the operation of facilities and subscriber communicators, determine the permissible uses of facilities and subscriber communicators, and establish the terms and conditions

Risk factors

pursuant to which our international licensees and country representatives operate their facilities, including certain of the gateway earth stations and gateway control centers in our system. These rules and policies may also require our international licensees and country representatives to cut-off the data passing through the gateway earth stations or gateway control centers without notifying us or our end-users, significantly disrupting the operation of our communications system. These rules and policies may also regulate the use of subscriber communicators within certain countries or territories. International and domestic licensing and certification requirements may cause a delay in the marketing of our services and products, may impose costly procedures on our international licensees and country representatives, and may give a competitive advantage to larger companies that compete with our international licensees and country representatives. Possible future changes to regulations and policies in the countries in which we operate may result in additional regulatory requirements or restrictions on the services and equipment we provide, which may have a material adverse effect on our business and operations. Although we believe that we or our international licensees and country representatives have obtained all the licenses required to conduct our business as it is operated today, we may not be able to obtain, modify or maintain such licenses in the future. Moreover, changes in international or domestic licensing and certification requirements may result in disruptions of our communications services or alternatively result in added operational costs, which could harm our business. Our use of certain orbital planes and VHF assignments, as licensed by the FCC, is subject to the frequency coordination and registration process of the ITU. In the event disputes arise during coordination, the ITU’s radio regulations do not contain mandatory dispute resolution or enforcement mechanisms and neither the ITU specifically, nor international law generally, provides clear remedies in this situation.
Our business would be negatively impacted if the FCC revokes or fails to renew or amend our licenses.
Our FCC licenses— a license for the satellite constellation, separate licenses for the four U.S. gateway earth stations and a blanket license for the subscriber communicators— are subject to revocation if we fail to satisfy certain conditions or to meet certain prescribed milestones. While the FCC satellite constellation license is valid for a period of fifteen years from the operational date of the first satellite (April 11, 1995), we are required, three years prior to expiration of the FCC satellite constellation license, in April 2010, to apply for a license renewal with the FCC. The U.S. gateway earth station and subscriber communicator licenses were renewed in 2005 for fifteen-year periods and will expire in 2020. Renewal applications for those licenses must be filed between 30 and 90 days prior to expiration. There can be no assurance that the FCC will in fact renew our FCC licenses. If the FCC revokes or fails to renew our FCC licenses, or if we fail to satisfy any of the conditions of our FCC licenses, such action could have a material adverse impact on our business. In January 2006, we applied for an increase in the number of subscriber communicators permitted under our blanket subscriber communicator license from 200,000 to 1,000,000 units. Although we believe this increase will be granted, a failure of the FCC to grant such an increase would limit our future growth, as it would limit us to 200,000 subscriber communicators in the United States. We anticipate that the FCC will act on our modification request in June 2006; however, there can be no assurance that the modification will be granted on a timely basis or at all. Finally, our business could be adversely affected by the adoption of new laws, policies or regulations, or changes in the interpretation or application of existing laws, policies and regulations that modify the present regulatory environment.
Our business would be harmed if our international licensees and country representatives fail to acquire and retain all necessary regulatory approvals.
Our business is affected by the regulatory authorities of the countries in which we operate. Due to foreign ownership restrictions in various jurisdictions around the world, obtaining local regulatory approval for operation of our system is the responsibility of our international licensees and/or country

Risk factors

representatives in each of these licensed territories. In addition, in certain countries regulatory frameworks may be rudimentary or in an early stage of development, which can make it difficult or impossible to license and operate our system in such jurisdictions. There can be no assurance that our international licensees and/or country representatives will be successful in obtaining any additional approvals that may be desirable and, if they are not successful, we will be unable to provide service in such countries. Our inability to offer service in one or more important new markets, particularly in China or India, would have a negative impact on our ability to generate more revenue and would diminish our business prospects.
There are numerous risks inherent to our international operations that are beyond our control.
International telecommunications services are subject to country and region risks. Most of our coverage area and some of our subsidiaries are outside the Unites States. As a result, we are subject to certain risks on a country-by-country (or region-by-region) basis, including changes in domestic and foreign government regulations and telecommunications standards, licensing requirements, tariffs or taxes and other trade barriers, exchange controls, expropriation, and political and economic instability, including fluctuations in the value of foreign currencies which may make payment in U.S. dollars more expensive for foreign customers or payment in foreign currencies less valuable for us. Certain of these risks may be greater in developing countries or regions, where economic, political or diplomatic conditions may be significantly more volatile than those commonly experienced in the United States and other industrialized countries.
We do not currently maintain in-orbit insurance for our satellites.
We do not currently maintain in-orbit insurance coverage for our satellites to address the risk of potential systemic anomalies, failures or catastrophic events affecting the existing satellite constellation. We may obtain launch insurance for future launches of replacement and next-generation satellites. However, any determination as to whether we procure insurance, including in-orbit and launch insurance, will depend on a number of factors, including the availability of insurance in the market and the cost of available insurance. We may not be able to obtain insurance at reasonable costs. Even if we obtain insurance, it may not be sufficient to compensate us for the losses we may suffer due to applicable deductions and exclusions. If we experience significant uninsured losses, such events could have a material adverse impact on our business, financial condition and results of operations.
RISKS RELATED TO OUR TECHNOLOGY
We do not currently have back-up facilities for our network control center. In the event of a general failure at our network control center, our system will be disrupted and our operations will be harmed.
The core control segment of our system is housed at our network control center in Dulles, Virginia. We currently do not have back-up facilities for certain essential command and control functions that are performed by our network control center, and as a result, our system and business operations remain vulnerable to the possibility of a failure at our network control center. There would be a severe disruption to the functionality of our system in the event of a failure at our network control center. Although we plan to install a back-up network control center within the next year, there can be no assurance that we will be able to complete the installation on a timely basis or that such a back-up network would eliminate disruption to our system in the event of a failure.

Risk factors

New satellites are subject to launch failures, the occurrence of which can materially and adversely affect our operations.
Satellites are subject to certain risks related to failed launches. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, and to obtain other launch opportunities. We intend to conduct satellite launches in the future both to replace existing satellites and to augment the existing constellation in order to expand the messaging capacity of our network and improve the service level of our network. Our intended launch of six “quick-launch” satellites in a single mission to replace our existing Plane A satellites is important to maintain adequate service levels and to provide additional capacity for future subscriber growth. A failure or delay of our quick-launch mission could materially adversely affect our business, financial condition and results of operations until a replacement launch can be conducted, which would be at least nine to twelve months later. Any launch failures of our next-generation satellites would result in delays of at least six to nine months until additional satellites under construction are completed and their launches are achieved. Such delays would have a negative impact on our future growth and would materially and adversely affect our business, financial condition and results of operations.
Our satellites have a limited operating life. If we are unable to deploy replacement satellites, our services will be harmed.
The majority of our first-generation satellites was placed into orbit beginning in 1997. The last of our first-generation satellites was launched in late 1999. Our first-generation satellites have an average operating life of approximately nine to twelve years. We plan to use a portion of the proceeds of this offering to finance the construction of six quick-launch satellites to be launched by the end of 2007 to replace our existing Plane A satellites and to finance further development and an initial launch of our next-generation satellites beginning in 2008. In addition to replacing our first-generation satellites, these next-generation satellites would also expand the capacity of our communications system to meet forecasted demand as we grow our business. We anticipate using cash on hand, the proceeds of this offering and funds generated from operations to pay for the balance of costs relating to the next-generation satellites. Launches of at least 18 additional next-generation satellites are expected to begin during 2008 and to continue through 2010 to add a total of at least 25 quick-launch and next-generation satellites (including the Coast Guard demonstration satellite) to our constellation. If sufficient funds from cash on hand, this offering and/or operations are not available or we are unable to obtain financing for the next-generation satellites, we will not be able to fully deploy next-generation satellites to replace our first-generation satellites at the end of their useful operating lives or to expand our system capacity, which could limit or diminish the coverage area and service levels of our constellation, disrupt our services to end-users, limit our capacity levels and negatively impact our business, financial condition and results of operations.
We are dependent on a limited number of suppliers to provide the payload, bus and launch vehicle for our quick-launch and next-generation satellites and any delay or disruption in the supply of these components and related services will adversely affect our ability to replenish our satellite constellation and adversely impact our business, financial condition and results of operations.
We will need to enter into arrangements with outside suppliers to provide us with the three different components for our six quick-launch satellites and for our next-generation satellites: the payload, bus and launch vehicle. We recently entered into an agreement with Orbital Sciences Corporation to supply us with the payloads of our six quick-launch satellites with options for two additional payloads. Our reliance on these suppliers for their services involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality,

Risk factors

will charge the agreed upon prices for the components or will perform their obligations on a timely basis. If any of our suppliers becomes financially unstable, we may have to find a new supplier. There are a limited number of suppliers for communication satellite components and related services and the lead-time required to qualify a new supplier may take several months. There is no assurance that a new supplier will be found on a timely basis, or at all, if any one of our suppliers ceases to supply their services for our satellites.
If we do not find a replacement supplier on a timely basis, we may experience significant delays in the launch schedule of our quick-launch and next-generation satellites and incur additional costs to establish an alternative supplier. Any delay in our launch schedule could adversely affect our ability to provide communications services, particularly as the health of our current satellite constellation declines and we could lose current or prospective customers as a result of service interruptions. The loss of any of our satellite suppliers or delay in our launch schedule could have a material adverse effect on our business, financial condition and results of operations.
Once launched and properly deployed, our satellites are subject to significant operating risks due to various types of potential anomalies.
Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include malfunctions, or “anomalies”, that may occur in our satellites. Some of the principal causes of satellite anomalies include:

†	Mechanical failures due to manufacturing error or defect, including:

-	Mechanical failures that degrade the functionality of a satellite, such as the failure of solar array panel deployment mechanisms;

-	Antenna failures that degrade the communications capability of the satellite;

-	Circuit failures that reduce the power output of the solar array panels on the satellites;

-	Failure of the battery cells that power the payload and spacecraft operations during daily solar eclipse periods; and

-	Communications system failures that affect overall system capacity.

†	Equipment degradation during the satellite’s lifetime, including:

-	Degradation of the batteries’ ability to accept a full charge;

-	Degradation of solar array panels due to radiation; and

-	General degradation resulting from operating in the harsh space environment.

†	Deficiencies of control or communications software, including:

-	Failure of the charging algorithm that may damage the satellite’s batteries;

-	Problems with the communications and messaging servicing functions of the satellite; and

-	Limitations on the satellite’s digital signal processing capability that limit satellite communications capacity.
We have experienced anomalies in some of the categories described above. A total of 35 satellites were launched by ORBCOMM Global L.P. and of these, a total of 30 remain operational. Four of the five satellites that are not operational experienced failures early in their lifetime, and the last mission-ending satellite failure affecting our system occurred in October 2000, prior to our acquisition of the

Risk factors

satellite constellation. We may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components, and operational redundancy may not be available upon the occurrence of such an anomaly.
Technical or other difficulties with our gateway earth stations could harm our business.
Our system relies in part on the functionality of our gateway earth stations, some of which are owned and maintained by third parties. While we believe that the overall health of our gateway earth stations remains stable, we may experience technical difficulties or parts obsolescence with our gateway earth stations which may negatively impact service in the region covered by that gateway earth station. Certain problems with these gateway earth stations can reduce their availability and negatively impact the performance of our system in that region. For example, the owner of the Malaysian gateway earth station has been unable to raise sufficient capital to properly maintain this gateway earth station. We are also experiencing commercial disputes with the entities that own the gateway earth stations in Japan and Korea. In addition, due to regulatory and licensing constraints in certain countries in which we operate, we are unable to wholly-own or majority-own some of the gateway earth stations in our system located outside the United States. As a result of these ownership restrictions, we rely on third parties to own and operate some of these gateway earth stations. If our relationship with these third parties deteriorates or if these third parties are unable or unwilling to bear the cost of operating or maintaining the gateway earth stations, or if there are changes in the applicable domestic regulations that require us to give up any or all of our ownership interests in any of the gateway earth stations, our control over our system could be diminished and our business could be harmed.
Our system could fail to perform because of a technological malfunction or events outside of our control which would seriously harm our business and reputation.
Our system is exposed to the risks inherent in a large-scale, complex telecommunications system employing advanced technology. Any disruption to our services, information systems or communication networks or those of third parties into which our network connects could result in the inability of our customers to receive our services for an indeterminate period of time. In addition, certain components of our system are located in foreign countries, and as a result, are potentially subject to governmental, regulatory or other actions in such countries which could force us to limit the operations of, or completely shut down, components of our system, including gateway earth stations or subscriber communicators. Our services may not function properly if our system fails. Any disruption to our services could cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business. The failure of any of the diverse and dispersed elements of our system, including our satellites, our network control center, our gateway earth stations, our gateway control centers or our subscriber communicators, to function and coordinate as required could render our system unable to perform at the quality and capacity levels required for success. Any system failures could reduce our sales, increase costs or result in liability claims and seriously harm our business.
RISKS RELATING TO THIS OFFERING
There has been no prior public market for our common stock and an active trading market may not develop.
Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares of common stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value and increase the volatility of your shares of common stock. An

Risk factors

inactive market may also impair our ability to raise capital by selling shares of common stock and may impair our ability to acquire other companies or technologies by using our shares of common stock as consideration.
The price of our common stock may fluctuate substantially and your investment may decline in value.
The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

†	liquidity of the market in, and demand for, our common stock;

†	changes in expectations as to our future financial performance or changes in financial estimates, if any, of market analysts;

†	actual or anticipated fluctuations in our results of operations, including quarterly results;

†	our financial performance failing to meet the expectations of market analysts or investors;

†	our ability to raise additional funds to meet our capital needs;

†	the outcome of any litigation by or against us, including any judgments favorable or adverse to us;

†	conditions and trends in the end markets we serve and changes in the estimation of the size and growth rate of these markets;

†	announcements relating to our business or the business of our competitors;

†	investor perception of our prospects, our industry and the markets in which we operate;

†	changes in our pricing policies or the pricing policies of our competitors;

†	loss of one or more of our significant customers;

†	changes in governmental regulation;

†	changes in market valuation or earnings of our competitors; and

†	general economic conditions.
In addition, the stock market in general, and Nasdaq and the market for telecommunications companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance.
In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could materially harm our business, financial condition, future results and cash flow.
Future sales of our common stock may depress our share price.
After this offering, we will have                      shares of common stock outstanding. The                      shares sold in this offering (or                      shares if the underwriters’ over-allotment is exercised in full) will be freely tradable without restriction or further registration under federal securities laws unless purchased

Risk factors

by our affiliates. The                      shares of common stock outstanding after this offering held by our directors and executive officers and certain of our stockholders are subject to lock-up agreements, will be available for sale in the public market beginning 180 days after the date of this prospectus, subject to extension under certain circumstances, assuming they have satisfied the one-year holding period under Rule 144 of the Securities Act of 1933, as amended, and will be subject to certain volume limitations under Rule 144. The underwriters may waive the lock-up provisions in their sole discretion.
Additionally, certain stockholders currently holding our Series A and Series B preferred stock may require us to file a shelf registration statement to register the resale of all the shares of our common stock issued upon conversion of such preferred stock, from time to time and at any time beginning 180 days after this offering. We are also obligated to file a shelf registration statement one year after this offering. See “Certain relationships and related party transactions— Registration rights agreement”.
Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline.
You will experience immediate and substantial dilution in the pro forma net tangible book value of the shares you purchase in this offering and will experience further dilution from the exercise of stock options and warrants.
If you purchase shares of our common stock in this offering, you will pay more for your shares than the pro forma net tangible book value per share of our common stock (which gives effect to the conversion of our Series A and Series B preferred stock into common stock). As a result, based on an assumed initial public offering price of $           per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, the pro forma as adjusted net tangible book value dilution to investors purchasing common stock in this offering will be $           per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. The exercise of outstanding options and warrants for common stock may result in further dilution to you. See “Dilution” for a more complete description of how the value of your investment in our common stock will be diluted upon completion of this offering.
The price at which our common stock will be initially offered to the public will be the result of negotiations between us and the underwriters and may not be representative of the price that will prevail in the open market. See “Underwriting” for a discussion of the determination of the initial public offering price.
Provisions in our charter documents and Delaware law may delay or prevent acquisition of our company, which could adversely affect the price of our common stock.
Our amended and restated certificate of incorporation and our bylaws will contain provisions that could make it difficult for a third party to acquire us without the consent of our board of directors. These provisions do not permit actions by our stockholders by written consent and require the approval of the holders of at least           % of our outstanding common stock entitled to vote to amend certain provisions of our amended and restated certificate of incorporation and bylaws. In addition, these provisions include procedural requirements relating to stockholder meetings and stockholder proposals that could make stockholder actions more difficult. Our board of directors will be classified into three classes of directors serving staggered, three-year terms and may be removed only for cause. Any vacancy on the board of directors may be filled only by the vote of the majority of directors then in office. Our board of directors will have the right to issue preferred stock with rights senior to those of the common stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our

Risk factors

board of directors. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more for our outstanding common stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders and may delay or prevent an acquisition of our company.
Our management may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a positive return.
We currently anticipate using the proceeds to us of this offering for the following: funding capital expenditures (including the deployment of our quick-launch and next-generation satellites), providing additional working capital and other general corporate purposes. We cannot specify with certainty how we will use the net proceeds of this offering. Accordingly, our management will have considerable discretion in the application of these proceeds and you will not have the opportunity to assess whether these proceeds are being used appropriately. These proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Special note regarding forward-looking statements
This prospectus contains forward-looking statements. These statements related to our growth strategy and our future financial performance, including our operations, economic performance, financial condition and prospects, and other future events. We generally identify forward-looking statements by using such words as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “seek”, “should” and similar expressions, and the negative of such words and expressions, although not all forward-looking statements contain such words or expressions. The forward-looking statements in this prospectus are primarily located in the material set forth under the headings “Prospectus summary”, “Risk factors”, “Capitalization”, “Management’s discussion and analysis of financial condition and results of operations” and “Business”, but are found in other locations as well.
These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. Our actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to:

†	the substantial losses we have incurred and expect to continue to incur;

†	demand for and market acceptance of our products and services and the applications developed by our resellers;

†	technological changes, pricing pressures and other competitive factors;

†	the inability of our international resellers to develop markets outside the United States;

†	satellite launch failures, satellite launch and construction delays and in-orbit satellite failures or reduced performance;

†	our inability to renew or expand our satellite constellation;

†	financial market conditions and the results of financing efforts;

†	political, legal, regulatory, governmental, administrative and economic conditions and developments in the United States and other countries and territories in which we operate; and

†	changes in our business strategy.
This prospectus also contains forward-looking statements attributed to third parties relating to their estimates of the growth of our markets. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Forward-looking statements contained in this prospectus speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, review the risks and uncertainties we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where you can find more information”.

Use of proceeds
We estimate that the net proceeds to us from the sale of the                      shares of common stock we are offering will be approximately $                    , after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from this offering will be approximately $           million. Our estimates assume an initial public offering price of $          per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. An increase or decrease in the initial public offering price of $1.00 per share would cause the net proceeds from the offering, after deducting underwriting discounts and commissions and offering expenses payable to us, to increase or decrease by $           million (or $           million assuming full exercise of the underwriters over-allotment option).
We intend to use the net proceeds to us from this offering as follows:

†	At least $ to fund capital expenditures (including the deployment of our “quick-launch” and next-generation satellites); and

†	The remainder to provide additional working capital and for other general corporate purposes.
The amount and timing of how we actually spend the net proceeds to us from this offering may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and other factors we describe in “Risk factors”. Accordingly, we will have broad discretion in the way we use the net proceeds from this offering. Pending their ultimate use, we intend to invest the net proceeds to us from this offering in short- to medium-term, interest-bearing, investment-grade securities. We will not receive any of the proceeds from sales of common stock by the selling stockholders in this offering.
Dividend policy
We have never declared or paid cash dividends on shares of our common stock. Pursuant to the terms of our Series A preferred stock, we paid all accumulated and unpaid dividends on our Series A preferred stock on January 6, 2006. Our Series A preferred stock is no longer entitled to any accumulated dividends. Pursuant to the terms of our Series B preferred stock, accumulated and unpaid dividends on the Series B preferred stock, in an amount of $2.2 million as of March 31, 2006 (which increases approximately $726,000 per month) become payable in cash upon the conversion of the Series B stock into common stock upon completion of this offering. We currently intend to retain all available funds and any future earnings after this offering for use in the operation of our business and do not currently anticipate declaring or paying any further cash dividends on shares of our capital stock in the foreseeable future.
Notwithstanding this policy, dividends will be paid only when, as and if approved by our board of directors out of funds legally available therefor. The actual amount and timing of dividend payments will depend upon our financial condition, results of operations, business prospects and such other matters as the board may deem relevant from time to time. Even if profits are available for the payment of dividends, the board of directors could determine that such profits should be retained for an extended period of time, used for working capital purposes, expansion or acquisition of businesses or any other appropriate purpose. Our board of directors may, from time to time, examine our dividend policy and may, in its absolute discretion, change such policy.

Capitalization
The following table summarizes our cash and cash equivalents and our capitalization as December 31, 2005:

†	on a historical basis;

†	on a pro forma basis to reflect (1) the automatic conversion of 14,053,611 shares of our Series A preferred stock and 17,629,999 shares of our Series B preferred stock on a one-for-one basis into an aggregate of 31,683,610 shares of common stock in connection with this offering pursuant to the terms of our Series A and Series B preferred stock and (2) the payment of $ of accumulated and unpaid dividends on our Series B preferred stock upon conversion of the Series B preferred stock in connection with this offering; and

†	on a pro forma as adjusted basis to reflect (1) the pro forma capitalization as adjusted to give effect to the sale by us of shares of common stock offered hereby at an assumed public offering price of $ per share, after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us and the application of the net proceeds from the offering and (2) the payment of up to $6.0 million, representing a contingent purchase price amount relating to our purchase of an interest in Satcom International Group Plc. based on the anticipated value of the initial public offering price. See “Certain relationships and related party transactions”.
The following table excludes:

†	an aggregate of 2,192,561 shares of common stock subject to outstanding options at a weighted average exercise price of $2.04 per share as of December 31, 2005;

†	an aggregate of 2,876,997 shares of common stock subject to outstanding warrants at a weighted average exercise price of $1.71 per share as of December 31, 2005;

†	an aggregate of 478,392 shares of common stock subject to outstanding warrants to purchase Series A preferred stock, which will become warrants to purchase common stock upon conversion of the Series A preferred stock in connection with this offering, with a weighted average exercise price of $2.84 per share as of December 31, 2005; and

†	307,439 and 4,851,905 shares of common stock available for future issuance at December 31, 2005 under our 2004 and 2006 stock option plans, respectively. See “Management— Stock option and other compensation plans” and Note 13 of notes to consolidated financial statements.

Capitalization

You should read the following table in conjunction with “Management’s discussion and analysis of financial condition and results of operations”, “Description of capital stock” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2005

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except par values)
Cash and cash equivalents(1)	$68,663	$68,663	$

Series A convertible redeemable preferred stock, $.001 par value; 15,000 shares authorized and 14,054 shares issued and outstanding, historical; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	45,500	—		—
Series B convertible redeemable preferred stock, $.001 par value; 30,000 shares authorized and 17,630 shares issued and outstanding, historical; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	66,721	—		—
Stockholders’ (deficit) equity:
Preferred stock, $.001 par value; no shares authorized, issued and outstanding, historical; shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, $.001 par value; 105,000 shares authorized and 8,535 shares issued and outstanding, historical; 105,000 shares authorized and 40,219 shares issued and outstanding, pro forma and shares issued and outstanding pro forma as adjusted	8	40
Additional paid-in capital	5,880	118,069
Accumulated other comprehensive income	90	90		90
Accumulated deficit	(48,632)	(48,632)		(48,632)

Total stockholders’ (deficit) equity	(42,654)	69,567

Total capitalization	$69,567	$69,567	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would result in an increase (decrease) in pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offer price and other terms of this offering determined at pricing.

Dilution
If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of December 31, 2005, our net tangible book value was approximately $           million, or approximately $          per share of our common stock, on a pro forma basis. Pro forma net tangible book value per share is equal to our total net tangible assets, or total net assets less intangible assets, divided by the number of shares of our outstanding common stock, after giving effect to the conversion of all of our outstanding Series A and Series B convertible redeemable preferred stock into 31,683,610 shares of common stock. After giving effect to the sale of            shares of our common stock in this offering at an assumed initial public offering price of $          per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions paid by us and the estimated offering expenses of this offering, our pro forma as adjusted net tangible book value as of December 31, 2005 attributable to common stockholders would have been approximately $           million, or approximately $          per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $          per share to our existing stockholders, and an immediate dilution of $          per share to new stockholders purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share before the offering	$
Increase in pro forma net tangible book value per share attributable to new stockholders

Pro forma as adjusted net tangible book value per share after the offering

Dilution per share to new stockholders(1)		$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $ million, representing dilution in pro forma net tangible book value per share to investors in this offering by $ per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted net tangible book value per share after the offering is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value per share after the offering will increase to approximately $          per share, representing an increase to existing stockholders of approximately $          per share, and there will be an immediate dilution of approximately $          per share to new investors.

Dilution

The table below summarizes on a pro forma as adjusted basis, as of December 31, 2005, after giving effect to this offering, the total number of shares of our common stock purchased from us and the total consideration and the average price per share paid by existing stockholders and by new investors.

			Total
	Total shares		consideration
				Average price
	Number	%	Amount %	per share

Existing stockholders, pro forma	40,218,636
New investors

Total		100%	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $                    per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the price per share paid by new investors by $                     million, $                     million and $                    , respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
If the underwriters exercise their over-allotment option in full, the following will occur.

†	the as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of as adjusted shares of our common stock outstanding after this offering; and

†	the number of shares of our common stock held by new public investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.
The discussion and tables above exclude the following:

†	an aggregate of 2,192,561 shares of common stock subject to outstanding options at a weighted average exercise price of $2.04 per share as of December 31, 2005;

†	an aggregate of 2,876,997 shares of common stock subject to outstanding warrants at a weighted average exercise price of $1.71 per share as of December 31, 2005;

†	an aggregate of 478,392 shares of common stock subject to outstanding warrants to purchase Series A preferred stock, which will become warrants to purchase common stock upon conversion of the Series A preferred stock in connection with this offering, with a weighted average exercise price of $2.84 per share as of December 31, 2005; and

†	307,439 and 4,851,905 shares of common stock available for future issuance at December 31, 2005 under our 2004 and 2006 stock option plans, respectively. See “Management— Stock option and other compensation plans” and Note 13 of notes to consolidated financial statements.

Selected consolidated financial data
The following table presents selected historical consolidated financial information as of December 31, 2001, 2002, 2003, 2004 and 2005, for the period from April 23, 2001 (inception) to December 31, 2001 and for the years ended December 31, 2002, 2003, 2004 and 2005. The selected balance sheet data as of December 31, 2004 and 2005 and the selected statement of operations data for each of the three years in the period ended December 31, 2005 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. All other selected financial data has been derived from consolidated financial statements not included in this prospectus. The following selected financial data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Period ended
	December 31,	Years ended December 31,

Consolidated statement of operations data:	2001	2002	2003	2004	2005

	(in thousands, except per share data)
Service revenues			$5,143	$6,479	$7,804
Product sales			1,938	4,387	7,723
Total revenues			7,081	10,866	15,527

Costs and expenses:
Costs of services			6,102	5,884	6,223
Costs of product sales			1,833	4,921	6,459
Selling, general and administrative			6,577	8,646	9,344
Product development			546	778	1,341

Total costs and expenses			15,058	20,229	23,367

Loss from operations			(7,977)	(9,363)	(7,840)
Other income (expense), net			(5,340)	(3,026)	(1,258)

Net loss			$(13,317)	$(12,389)	$(9,098)

Net loss applicable to common shares(1)				$(14,535)	$(14,248)

Net loss per common share:
Basic and diluted				$(1.71)	$(1.67)
Basic and diluted pro forma(2)					$(0.66)
Weighted average common shares outstanding:
Basic and diluted				8,487	8,524
Basic and diluted pro forma(2)					21,508

	As of December 31,

Consolidated balance sheet data:	2001	2002	2003	2004	2005

	(in thousands)
Cash and cash equivalents			$78	$3,316	$68,663
Working capital (deficit)			(19,389)	8,416	65,285
Satellite network and other equipment, net			3,263	5,243	7,787
Total assets			7,198	20,888	89,316
Notes payable			12,107	—	—
Note payable—related party			—	—	594
Convertible redeemable preferred stock			—	38,588	112,221
Stockholders’ deficit (membership interests’)			(15,547)	(28,833)	(42,654)

	Period ended
	December 31,	Years ended December 31,

Consolidated statements of cash flows data:	2001	2002	2003	2004	2005

	(in thousands)
Net cash (used in) provided by operating activities			$(4,968)	$(16,051)	$3,641
Net cash used in investing activities			(1,747)	(2,489)	(4,033)
Net cash provided by financing activities			6,627	21,778	65,674

Selected consolidated financial data

	Period ended
	December 31,	Years ended December 31,

Other data:	2001	2002		2003	2004	2005

	(dollars in thousands)
EBITDA(3)	$	$		$(6,666)	$(9,640)	$(6,874)
Billable subscriber communicators (at end of period)	25,580		30,788	47,937	75,786	112,984

(1)	The net loss applicable to common shares for the year ended December 31, 2004 is based on our net loss for the period from February 17, 2004, the date on which the members of Orbcomm LLC contributed all of their outstanding membership interests in exchange for shares of our common stock, through December 31, 2004. Net loss attributable to the period from January 1, 2004 to February 16, 2004 (prior to the Company becoming a corporation and issuing its common shares), has been excluded from the net loss applicable to common shares. As a result, net loss per common share for 2004 is not comparable to net loss per common share for 2005.

(2)	Upon completion of this offering, all outstanding shares of Series A and Series B preferred stock will automatically convert into an equal number of shares of common stock and all accrued and unpaid dividends on Series B preferred stock will become due and payable. The effect of this conversion has been reflected in the pro forma net loss per common share and pro forma weighted average common shares outstanding.

(3)	EBITDA is defined as earnings before interest income (expense), provision for income taxes and depreciation and amortization. We believe EBITDA is useful to our management and investors in evaluating our operating performance and liquidity because it is one of the primary measures used by us to evaluate the economic productivity of our operations, including our ability to obtain and maintain our customers, our ability to operate our business effectively, the efficiency of our employees and the profitability associated with their performance; it also helps our management and investors to meaningfully evaluate and compare the results of our operations from period to period on a consistent basis by removing the impact of our financing transactions and the depreciation and amortization impact of capital investments from our operating results. In addition, our management uses EBITDA in presentations to our board of directors to enable it to have the same measurement of operating performance and liquidity used by management and for planning purposes, including the preparation of our annual operating budget.

EBITDA is not a performance measure calculated in accordance with GAAP. While we consider EBITDA to be an important measure of operating performance and liquidity, it should be considered in addition to, and not as a substitute for, or superior to, net loss, net cash flows from operations or other measures of financial performance prepared in accordance with GAAP and may be different than EBITDA measures presented by other companies.

Selected consolidated financial data

The following table reconciles our net loss to EBITDA and reconciles EBITDA to our net cash (used in) provided by operating activities for the periods shown:

	Period ended	Years ended December 31,
	December 31,
	2001	2002	2003	2004	2005

	(in thousands)
Net loss	$	$	$(13,317)	$(12,389)	$(9,098)
Interest income			—	(49)	(66)
Interest expense(a)			5,340	1,318	308
Depreciation and amortization			1,311	1,480	1,982

EBITDA			(6,666)	(9,640)	(6,874)
Changes in assets and liabilities			3,404	(9,868)	9,279
Non-cash stock compensation expense			—	1,516	201
Change in allowance for doubtful accounts			(153)	427	82
Write-off of note receivable			100	—	—
Inventory impairments			160	56	115
Amortization of deferred debt issuance costs and debt discount			3,527	722	31
Interest income			—	49	66
Interest expense			(5,340)	(1,318)	(308)
Loss on extinguishment of debt			—	1,757	1,016
Warrants issued in exchange for services rendered			—	248	—
Accretion on notes payable—related party			—	—	33

Net cash (used in) provided by operating activities			$(4,968)	$(16,051)	$3,641

(a)	Includes amortization of deferred debt issuance costs and debt discount of approximately $3,527, $722 and $31 in 2003, 2004 and 2005, respectively.

Management’s discussion and analysis of financial condition and results of operations
The following discussion and analysis of our results of operations, financial condition and liquidity should be read in conjunction with our consolidated financial statements and the related notes which appear elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements. You should review the “Risk factors” section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by these forward-looking statements. Please refer to “Special note regarding forward-looking statements” included elsewhere in this prospectus for more information.
OVERVIEW
We operate the only global commercial wireless messaging system optimized for narrowband communications. Our system consists of a global network of 30 low-Earth orbit, or LEO, satellites and accompanying ground infrastructure. Our two-way communications system enables our customers and end-users, which include large and established multinational businesses and government agencies, to track, monitor, control and communicate cost-effectively with fixed and mobile assets located anywhere in the world. Our products and services enable our customers and end-users to enhance productivity, reduce costs and improve security through a variety of commercial, government and emerging homeland security applications. We enable our customers and end-users to achieve these benefits using a single global technology standard for machine-to-machine and telematic, or M2M, data communications. Our customers have made significant investments in developing ORBCOMM-based applications. Examples of assets that are connected through our M2M data communications system include trucks, trailers, railcars, containers, heavy equipment, fluid tanks, utility meters, pipeline monitoring equipment, marine vessels and oil wells. Our customers include value-added resellers, or VARs, original equipment manufacturers, or OEMs, such as Caterpillar Inc., Komatsu Ltd., Hitachi Construction Machinery Co., Ltd. and the Volvo Group, service providers, such as the Equipment Services business of General Electric Company, and government agencies, such as the United States Coast Guard.
We believe that the most important factor for our success is the addition of subscriber communicators activated on our system. We are focused on increasing our market share of customers with the potential for a high number of connections with lower usage applications. We believe that the service revenue associated with each additional subscriber communicator activated on our communications system will more than offset the negligible incremental cost of adding such subscriber communicator to our system and, as a result, positively impact our results of operations. As of December 31, 2005, we had approximately 113,000 billable subscriber communicators activated on our system, an increase of 51% from approximately 75,000 billable subscriber communicators at the end of 2004. During the quarter ended March 31, 2006, our subscriber communicator net additions totaled approximately 24,000 units as compared to net additions of approximately 9,800 units during the fourth quarter of 2005, an increase of 145%. As a result of this increase, the number of billable subscriber communicators activated on our network at March 31, 2006 was approximately 138,000.

Management’s discussion and analysis of financial condition and results of operations

The following are some of the factors that we believe will drive an increase of subscriber communicators activated on our system and cause future revenue growth rates to exceed our historical revenue growth rates:

†	We believe that our target markets are significant and growing. Harbor Research, Inc. estimates that the number of vehicles, devices and units worldwide in the commercial transportation, heavy equipment, fixed asset monitoring, marine vessel, consumer transportation and homeland security markets which are connected to M2M data communications systems using satellite or cellular networks will grow from approximately 18.5 million in 2006 to approximately 129.5 million by 2012, representing a compound annual growth rate of 38.3%. During this time, they expect penetration of M2M data communications devices in these target markets to increase from approximately 1.2% in 2006 to approximately 6.6% by 2012.

†	The growing demand for wireless connectivity for M2M applications arises from the need for businesses and governments to track, control, monitor and communicate with their fixed and mobile assets that are located throughout the world. In recent years, these assets increasingly incorporate microprocessors, sensors and other devices that can provide a variety of information about the asset’s location, condition, operation or environment and respond to external commands. Our M2M data communications system enables these businesses and governments to communicate with these devices in a low cost and efficient manner.

†	Our recently introduced Stellar DS 300 and DS 100 subscriber communicators perform better, cost substantially less, and are significantly more reliable than the subscriber communicators Stellar offered prior to the second half of 2005. As a result of being able to supply low cost subscriber communicators, we are positioned to address the needs of large-volume market segments, such as mobile asset tracking, including truck and trailer tracking, and many fixed-asset monitoring applications, including pipeline monitoring, utility meter reading and tank level monitoring, where subscriber communicator costs are a critical competitive factor.

†	A number of our key customers are beginning to roll out applications which had been under development prior to 2005. These include GE Equipment Services, which spent a significant amount of time integrating the DS 300 subscriber communicator into its VeriWise trailer tracking solution. This application is now being rolled out to some of its major customers, including Wal-Mart. Other examples include American Innovations, Ltd., which has developed a pipeline monitoring solution using the DS 100 subscriber communicator and Hitachi Construction Machinery Co., Ltd., which has developed a heavy equipment tracking solution using subscriber communicators from Quake Global, Inc., another manufacturer of our subscriber communicators.

†	The expected launch of our quick-launch and next-generation satellites, together with the installation of additional gateway earth stations around the world, is expected to reduce the time lags in delivering messages, improving quality and coverage of our system.

†	We expect to open new markets and to expand our existing international activities. Our international growth strategy is to open new markets outside the United States by obtaining regulatory authorizations and developing markets for our M2M data communications services to be sold in those regions, in particular, where the market opportunity for our OEM customers and resellers is greatest. We are currently authorized, either directly or indirectly, to provide our communications services in over 75 countries and territories through our seven international licensees and 11 country representatives. We are currently working with 48 IVARs, who have the right to market and sell their applications anywhere our communications services are offered.

†	Our cash balance as of December 31, 2005 was $68.7 million and after giving effect to the payment of the Series A preferred stock dividends of approximately $8 million on January 6, 2006, we had

Management’s discussion and analysis of financial condition and results of operations approximately $60 million in cash. Our existing cash balance together with the expected proceeds of this offering and cash flows from operations, helps to reassure our customers and end-users that we will have the resources to replenish a large portion of our satellite constellation so that they can justify investing in additional applications which use our communications system.
The following are some of the factors that we believe will impact our expenses in the future:

†	Increased network equipment costs, including our planned acquisition of additional gateway earth stations and gateway control centers, will cause our depreciation expense, a component of cost of service, to increase. Other than this increased depreciation, the marginal cost to operate our communications system is relatively low. Consequently, as our service revenues associated with additional subscriber communicators on our system increase, they will offset non-network related expenses and positively impact our results of operations.

†	From 2006 to 2011, we anticipate spending approximately $200 million on our capital plan, which contemplates the launch of at least 25 additional satellites at a cost of approximately $170 million, including a demonstration satellite for the U.S. Coast Guard to prove the capability of an ORBCOMM satellite to receive, process and forward Automatic Identification System, or AIS, data (the “Concept Validation Project”), and the remaining approximately $30 million for non-satellite capital expenditures. If market demands increase or lower latencies are required, we may exercise any options we may have to acquire additional satellites to supplement or expand our constellation, which will require additional capital expenditures. We intend to require our satellite manufacturers to include options for additional satellites that can be launched on an accelerated schedule if necessary.

†	Our largest recurring expenses are costs associated with our employees, and we expect these expenses to increase, as we plan to increase headcount from 80 employees at the end of 2005 to approximately 170 employees by 2010.
Consolidated revenues increased 43% from $10.9 million in 2004 to $15.5 million in 2005. We have reported net losses since inception and, as of December 31, 2005, we had an accumulated deficit of $48.6 million. For the years ended December 31, 2003, 2004 and 2005, we reported net losses of $13.3 million, $12.4 million and $9.1 million respectively. Our long-term viability is dependent upon our ability to achieve positive cash flows from operations or to raise additional financing.
Organization
ORBCOMM LLC was organized as a Delaware limited liability company on April 4, 2001 and on April 23, 2001, it acquired substantially all of the non-cash assets and assumed certain liabilities of ORBCOMM Global L.P. and its subsidiaries, which had filed for relief under Chapter 11 of the U.S. Bankruptcy Code. The assets acquired from ORBCOMM Global L.P. and its subsidiaries consisted principally of the in-orbit satellites and supporting U.S. ground infrastructure equipment that we own today. At the same time, ORBCOMM LLC also acquired the FCC licenses required to own and operate the communications system from a subsidiary of Orbital Sciences Corporation, which was not in bankruptcy, in a related transaction. Prior to April 23, 2001, ORBCOMM LLC did not have any operating activities. We were formed as a Delaware corporation in October 2003 and on February 17, 2004, the members of ORBCOMM LLC contributed all of their outstanding membership interests in ORBCOMM LLC to us in exchange for shares of our common stock, representing ownership interests in us equal in proportion to their prior ownership interest in ORBCOMM LLC. As a result of, and immediately following the contribution, ORBCOMM LLC became a wholly-owned subsidiary of ours. We continued the historical business, operations and management of ORBCOMM

Management’s discussion and analysis of financial condition and results of operations

LLC. We refer to this transaction as the “Reorganization”. Prior to February 17, 2004, ORBCOMM Inc. did not have any operating activities.
Financial reporting and internal control
Material weaknesses and significant deficiencies in our internal control over financial reporting have been identified in connection with our 2003, 2004 and 2005 audits. To remedy these weaknesses, we have hired key senior accounting and finance employees to help enhance internal controls and other systems to comply with the requirements of the Sarbanes-Oxley Act. In addition to addressing the staffing of our accounting and finance function, we are also focused on enhancing our ability to provide adequate, accurate and timely financial information to meet our reporting obligations and comply with the requirements of the SEC, Nasdaq and the Sarbanes-Oxley Act. We have engaged a national consulting firm to assist us with complying with the Sarbanes-Oxley Act. We are also in the process of implementing an integrated accounting and financial system infrastructure, which we believe will allow management to report on, and our independent registered public accounting firm to attest to, our internal controls, as required by the management certification and auditor attestation requirements mandated by the Sarbanes-Oxley Act. We will be performing system and process evaluation and testing and undertaking any necessary remediation of our internal control system on an ongoing basis. We believe that these steps, when fully implemented, will remediate the material weaknesses and significant deficiencies in our internal control over financial reporting.
Revenues
We derive product revenues primarily from sales of subscriber communicators to our resellers (i.e., our VARs, IVARs, international licensees and country representatives) and direct customers, as well as other products, such as subscriber communicator peripherals (antennas, cables and connector kits), and in 2005 we sold a gateway earth station. We derive service revenues from our resellers and direct customers from utilization of subscriber communicators on our communications system. These service revenues generally consist of a one-time activation fee for each subscriber communicator activated for use on our communications system and monthly usage fees. Usage fees that we charge our customers are based upon the number, size and frequency of data transmitted by the customer and the overall number of subscriber communicators activated by each customer. Usage fees charged to our resellers and direct customers are charged primarily at wholesale rates based on the overall number of subscriber communicators activated by them and the total amount of data transmitted by their customers. For one international licensee customer, we charge usage fees as a percentage of the international licensee’s revenues. Service revenues also include royalties paid by subscriber communicator manufacturers and fees from professional and administrative services.
During 2004, we entered into an agreement with the United States Coast Guard, to design, develop, launch and operate a single satellite in connection with the Concept Validation Project. Under the terms of the agreement, title to the demonstration satellite remains with us, however the Coast Guard will be granted a non-exclusive, royalty free license to use the designs, processes and procedures developed under the contract in connection with any of our future satellites that are AIS-enabled. We are permitted, and intend, to use the demonstration satellite to provide services to other customers. The agreement also provides for post-launch maintenance and AIS data transmission services to be provided by us to the Coast Guard for an initial term of 14 months. At its option, the Coast Guard may elect to receive maintenance and AIS data transmission services for up to an additional 18 months subsequent to the initial term. The deliverables under the agreement do not qualify as separate units of accounting and as a result, revenues from the agreement will be recognized ratably commencing upon the launch of the demonstration satellite (expected in the third quarter of 2006) through the term of the agreement.

Management’s discussion and analysis of financial condition and results of operations

We do not expect our historical revenue mix to be indicative of our future revenue. As the number of subscriber communicators activated for use on our communications system increases, we expect service revenues to become our most significant revenue component, followed by revenues from sales of subscriber communicators and other equipment, and fees from professional services. An increase of subscriber communicator sales over our historical growth rate occurred in the latter part of 2005 following the introduction of our new DS 300 and DS 100 subscriber communicators. We expect the growth rate of subscriber communicator sales to continue substantially above our historical growth rate due to the DS 300 and DS 100 subscriber communicators’ improved performance and substantially lower prices and a number of key customers beginning to roll out applications in larger volumes. We expect however, to maintain our current gross margin (defined as selling price less manufacturing costs) per subscriber communicator on future sales by offsetting the price decreases with reductions in the manufacturing cost of our communicators. We also expect service revenue will grow as more subscriber communicators are added to the network. Service revenue depends on the usage patterns of individual customers and end-users. We are expecting the average revenue per subscriber communicator to decrease moderately as we add additional low-usage subscriber communicators in the trailer industry, as well as expand internationally into new markets with lower pricing.
Operating expenses
We own and operate a 30-satellite constellation, five of the thirteen gateway earth stations and two of the five gateway control centers. Satellite-based communications systems are typically characterized by high initial capital expenditures and relatively low marginal costs for providing service. Because we acquired substantially all of our existing satellite and network assets from ORBCOMM Global L.P. for a fraction of their original cost in a bankruptcy court-approved sale, we benefit from lower amortization of capital costs than if the assets were acquired at ORBCOMM Global L.P.’s original cost. We plan to use the majority of the proceeds of this offering to finance the construction and deployment of additional satellites. This increased equipment cost, reflected at full value, along with our planned acquisition of additional gateway earth stations and gateway control centers will cause our depreciation expense, a component of cost of services, to increase relative to the depreciation of our current communications system, which is approaching the end of its useful life for depreciation purposes. Other than this increased depreciation, the marginal cost to operate our communications system is relatively low.
We currently depreciate our satellite system over approximately five years, the estimated remaining life of our current communications system at the time of its acquisition in 2001. Our current satellites will become fully depreciated during the fourth quarter of 2006. However, since 2002, we have implemented several operational changes and software demonstration updates which we believe may extend the operational lives of our current satellite fleet by an average of 1.5 to 2.5 years beyond this time. We currently anticipate that when additional satellites are placed into service, they will be depreciated over up to ten years (other than the Coast Guard demonstration satellite which will be depreciated over six years), representing the estimated operational lives of the satellites.
We incur engineering expenses associated with the operation of our communications system and the development and support of new applications, as well as sales, marketing and administrative expenses related to the operation of our business. Our largest recurring expenses are costs associated with our employees. Over the next several years, we expect to increase headcount from 80 employees at the end of 2005 to approximately 170 employees by 2010.

Management’s discussion and analysis of financial condition and results of operations

Capital expenditures
The majority of our current fleet of satellites was put in service in the late 1990s and has an estimated operating life of approximately nine to twelve years. We plan to launch additional satellites to replace our current fleet in order to continue to provide our communications services in the future. For 2003, 2004 and 2005, we spent $0.1 million, $2.5 million and $4.1 million, respectively, on capital expenditures, of which $0, $1.7 million and $3.5 million, respectively, were for satellite-related projects, primarily the Coast Guard Concept Validation Project. For 2006 to 2011, we anticipate spending approximately $200 million on our capital plan, which contemplates the launch of at least 25 additional satellites at a cost of approximately $170 million, including the U.S. Coast Guard demonstration satellite, and the remaining approximately $30 million for non-satellite capital expenditures which are primarily for additional gateway earth station deployments and additional network support equipment.
If market demands increase or lower latencies are required, we may exercise any options we may have to acquire additional satellites to supplement or expand our constellation, which will require additional capital expenditures.
Since 2002, we have implemented several operational changes and software updates which we believe may extend the operational lives of our current satellite fleet by an average of 1.5 to 2.5 years. The expected replacement launch dates for our current satellite fleet is set forth in detail in the table under “The ORBCOMM communications system—Overview” and begin in the third quarter of 2006 and extend until the third quarter of 2010. As a result, we have flexibility with respect to the future deployment of replacement satellites, providing us with more control over the timing of our capital investments in our next-generation of satellites, including the ability to accelerate or delay the timing of capital expenditures contemplated by our capital plan, as described above.
EBITDA
EBITDA is defined as earnings before interest income (expense), provision for income taxes and depreciation and amortization. EBITDA is not a performance measure calculated in accordance with accounting principles generally accepted in the United States, or “GAAP”. EBITDA reflected losses of $6.7 million, $9.6 million and $6.9 million for the years ended December 31, 2003, 2004 and 2005, respectively. EBITDA in 2005 improved by $2.8 million over 2004. This improvement occurred despite significant spending that did not exist in 2004 for litigation ($1.0 million), product development to develop the improved DS 300 and DS 100 subscriber communicators ($0.5 million), and additional costs to expand accounting and other administrative functions ($0.3 million) as we prepare for operating as a public company. We expect professional services and administrative staff costs to increase in the future, but to constitute a substantially lower percentage of our revenues. Product development costs are not expected to increase significantly above our 2005 level, as we expect customers and communicator manufacturers to bear most of the additional development expenditures as their businesses grow in volume.
While we consider EBITDA to be an important measure of operating performance and liquidity, it should be considered in addition to, and not as a substitute for, or superior to, net loss or other measures of financial performance prepared in accordance with GAAP and may be different than EBITDA measures presented by other companies.
We believe EBITDA is useful to our management and investors in evaluating our operating performance and liquidity because:

†	it is one of the primary measures used by us to evaluate the economic productivity of our operations, including our ability to obtain and maintain our customers, our ability to operate our

Management’s discussion and analysis of financial condition and results of operations business effectively, the efficiency of our employees and the profitability associated with their performance; and

†	it helps our management and investors to meaningfully evaluate and compare the results of our operations from period to period on a consistent basis by removing the impact of our financing transactions and the depreciation and amortization impact of capital investments from our operating results.
In addition, our management uses EBITDA in presentations to our board of directors to enable it to have the same measurement of operating performance and liquidity used by management and for planning purposes, including the preparation of our annual operating budget.
There are material limitations to using a measure such as EBITDA, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest income (expense), that directly affect our net loss. We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net loss.
The following table reconciles our net loss to EBITDA and reconciles EBITDA to our net cash (used in) provided by operating activities for the years ended December 31, 2003, 2004 and 2005:

	Years ended December 31,

	2003	2004	2005

	(in thousands)
Net loss	$(13,317)	$(12,389)	$(9,098)
Interest income	—	(49)	(66)
Interest expense(a)	5,340	1,318	308
Depreciation and amortization	1,311	1,480	1,982

EBITDA	(6,666)	(9,640)	(6,874)
Changes in assets and liabilities	3,404	(9,868)	9,279
Non-cash stock compensation expense	—	1,516	201
Change in allowance for doubtful accounts	(153)	427	82
Write-off of note receivable	100	—	—
Inventory impairments	160	56	115
Amortization of deferred debt issuance costs and debt discount	3,527	722	31
Interest income	—	49	66
Interest expense	(5,340)	(1,318)	(308)
Loss on extinguishment of debt	—	1,757	1,016
Warrants issued in exchange for services rendered	—	248	—
Accretion on notes payable—related party	—	—	33

Net cash (used in) provided by operating activities	$(4,968)	$(16,051)	$3,641

(a)	Includes amortization of deferred debt issuance costs and debt discount of approximately $3,527, $722 and $31 in 2003, 2004 and 2005, respectively.

Management’s discussion and analysis of financial condition and results of operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our discussion and analysis of our results of operations, liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, costs of revenues, accounts receivable, satellite network and other equipment, capitalized development costs, debt issuance costs and debt discount, convertible redeemable preferred stock, valuation of deferred tax assets and the value of securities underlying stock-based compensation. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates and could have a significant adverse effect on our results of operations and financial position. We believe the following critical accounting policies affect our more significant estimates and judgments in the preparation of our consolidated financial statements.
Revenue recognition
We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is reasonably assured. Our revenue recognition policy requires us to make significant judgments regarding the probability of collection of the resulting accounts receivable balance based on prior history and the creditworthiness of our customers. In instances where collection is not reasonably assured, revenue is recognized when we receive cash from the customer.
Revenues generated from the sale of subscriber communicators and other products are either recognized when the products are shipped or when customers accept the products, depending on the specific contractual terms. Sales of subscriber communicators and other products are not subject to return and title and risk of loss pass to the customer at the time of shipment. Sales of subscriber communicators are primarily to VARs and IVARs and are not bundled with service arrangements. Revenues from sales of gateway earth stations and related products are recognized only upon customer acceptance following installation. Revenues from the activation of subscriber communicators are initially recorded as deferred revenues and are, thereafter, recognized ratably over the term of the agreement with the customer, generally three years. Revenues generated from monthly usage and administrative fees and engineering services are recognized when the services are rendered. Upfront payments for manufacturing license fees are initially recorded as deferred revenues and are recognized ratably over the term of the agreements, generally ten years. Revenues generated from royalties relating to the manufacture of subscriber communicators by third parties are recognized when the third party notifies us of the units it has manufactured and a unique serial number is assigned to each unit by us.
Amounts received prior to the performance of services under customer contracts are recognized as deferred revenues and revenue recognition is deferred until such time that all revenue recognition criteria have been met.
For arrangements with multiple obligations (e.g., deliverable and undeliverable products, and other post-contract support), we allocate revenues to each component of the contract based upon objective evidence of each component’s fair value. We recognize revenues allocated to undelivered products when the criteria for product revenues set forth above are met. If objective and reliable evidence of the

Management’s discussion and analysis of financial condition and results of operations fair value of the undelivered obligations is not available, the arrangement consideration allocable to a delivered item is combined with the amount allocable to the undelivered item(s) within the arrangement. Revenues are recognized as the remaining obligations are fulfilled.
Out-of-pocket expenses incurred during the performance of professional service contracts are included in costs of services and any amounts re-billed to clients are included in revenues during the period in which they are incurred. Shipping costs billed to customers are included in product sales revenues and the related costs are included as costs of product sales.
Under our agreement with the Coast Guard with respect to the Concept Validation Project and related services described under “—Overview— Revenues”, the deliverables do not qualify as separate units of accounting and as a result, revenues from the agreement will be recognized ratably commencing upon the launch of the demonstration satellite (expected in the third quarter of 2006) through the term of the agreement.
We, on occasion, issue options to purchase our equity securities or the equity securities of our subsidiaries, or issue shares of our common stock as an incentive in soliciting sales commitments from our customers. The grant date fair value of such equity instruments is recorded as a reduction of revenues on a pro-rata basis as products or services are delivered under the sales arrangement.
Costs of revenues
Costs of product sales includes the purchase price of products sold, shipping charges, costs of warranty obligations, payroll and payroll related costs for employees who are directly associated with fulfilling product sales and depreciation and amortization of assets used to deliver products. Costs of services is comprised of payroll and related costs, including stock-based compensation, materials and supplies, depreciation and amortization of assets used to provide services. Our most significant estimates and judgments regarding the costs of revenues are provisions for estimated expenses related to product warranties, which we make at the time products are sold. These estimates and judgments are made using historical information on the nature and frequency of such expenses.
Accounts receivable
Accounts receivable are due in accordance with payment terms included in our negotiated contracts. Amounts due are stated net of an allowance for doubtful accounts. Accounts that are outstanding longer than the contract payment terms are considered past due. We make ongoing assumptions and judgments relating to the collectibility of our accounts receivable to determine our required allowances based on a number of factors such as the age of the receivable, credit history of the customer, historical experience and current economic conditions that may affect a customer’s ability to pay. Past experience may not be indicative of future collections; as a result, allowances for doubtful accounts may deviate from our estimate as a percentage of accounts receivable and sales.
Satellite network and other equipment
Satellite network and other equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized once an asset is placed in service using the straight-line method over the estimated useful lives of the assets, ranging from two to seven years. As our industry is subject to technological change, we may be required to revise the estimated useful lives our satellites and other equipment or adjust the carrying amounts. We use judgment to determine the useful life of our satellite network based on the estimated operational life of the satellites and periodic reviews of engineering data relating to the operation and performance of our satellite network.

Management’s discussion and analysis of financial condition and results of operations

Capitalized development costs
Judgments and estimates occur in the calculation of capitalized development costs. We evaluate and estimate when a preliminary project stage is completed and at the point when the project is substantially complete and ready for use. We base our estimates and evaluations on engineering data. We capitalize the costs of acquiring, developing and testing software to meet our internal needs. Capitalization of costs associated with software obtained or developed for internal use commences when both the preliminary project stage is completed and management has authorized further funding for the project, based on a determination that it is probable that the project will be completed and used to perform the function intended. Capitalized costs include only (1) external direct cost of materials and services consumed in developing or obtaining internal-use software, and (2) payroll and payroll-related costs for employees who are directly associated with, and devote time to, the internal-use software project. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use. Internal use software costs are amortized once the software is placed in service using the straight-line method over periods ranging from three to five years. Prior to 2005, we did not capitalize any payroll and payroll-related costs for internal-use software due to a lack of appropriate accounting systems and processes to track such costs.
Debt issuance costs and debt discount
Loan fees and other costs incurred in connection with the issuance of notes payable, are deferred and amortized over the term of the related loan using the effective interest method. This amortization is included in interest expense.
We account for the intrinsic value of beneficial conversion rights arising from the issuance of convertible debt instruments with conversion rights that are “in-the-money” at the commitment date pursuant to Emerging Issues Task Force (“EITF”) Issue No. 98-5 and EITF Issue No. 00-27. The value is based on the relative fair value of the detachable convertible instrument and the associated debt, is allocated to additional paid-in-capital (or members’ deficiency prior to the Reorganization) and recorded as a reduction in the carrying value of the related debt. The intrinsic value of beneficial conversion rights is amortized to interest expense from the issuance date through the earliest date the underlying debt instrument can be converted using the effective interest method.
Warrants issued in connection with debt financing agreements are valued using the relative fair value method and allocated to additional paid-in capital (or members’ deficiency prior to the Reorganization) and recorded as a reduction in the carrying value of the related debt. This discount is amortized to interest expense using the effective interest method from the issuance date through the term of the related loan.
If debt is repaid, or converted to preferred or common stock, prior to the full amortization of the related issuance costs, beneficial conversion rights or debt discount, the remaining balance of such items is recorded as a loss on extinguishment of debt. At December 31, 2005, our outstanding debt does not have any deferred issuance costs and all such items have been fully expensed.
We estimate the fair value of warrants relating to debt issuances using judgments and estimates involving; (1) volatility, based on a peer group analysis, (2) the estimated value of our common stock on the date the warrants are issued, (3) the contractual term of the warrants, (4) the risk free interest rate, based on the contractual term of the warrants, and (5) an expected dividend yield.
Convertible redeemable preferred stock
At the time of issuance, preferred stock is recorded at its gross proceeds less issuance costs. The carrying value is increased to the redemption value using the effective interest method over the period

Management’s discussion and analysis of financial condition and results of operations from the date of issuance to the earliest date of redemption. The carrying value of preferred stock is also increased by cumulative unpaid dividends.
In connection with this offering, all outstanding shares of Series A and Series B preferred stock will be converted into common stock on a one-for-one basis at their net carrying value at the time of conversion, except for accumulated dividends. Our Series A preferred stock is no longer entitled to accumulated dividends and accumulated dividends for the Series B preferred stock through the date of the conclusion of this offering will be paid in cash upon the completion of this offering.
Income taxes
Prior to February 17, 2004, our consolidated financial statements did not include a provision for federal and state income taxes because ORBCOMM LLC was treated as a partnership for federal and state income tax purposes. As such, we were not subject to any income taxes, as any income or loss through that date was included in the tax returns of our individual members.
On February 17, 2004, as a result of the Reorganization, we became a “C” corporation for income tax purposes and adopted the provisions of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Under these guidelines, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Judgment is applied in determining whether the recoverability of our deferred tax assets will be realized in full or in part. A valuation allowance is established for the amount of deferred tax assets that are determined not to be realizable. Realization of our deferred tax assets may depend upon our ability to generate future taxable income. Based upon this analysis, we established a 100% valuation allowance for our net deferred tax assets.
Stock-based compensation
Stock-based compensation arrangements with our employees have been accounted for in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, using the intrinsic value method of accounting which requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date an employee stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. We did not engage independent appraisers to determine fair value; instead we used as fair value the conversion price of our preferred stock into shares of common stock, which was equal to the sales price of our preferred stock to unaffiliated parties occurring closest to the dates of the various option grants. For the years ended December 31, 2004 and 2005, we recorded the intrinsic value per share as compensation expense over the applicable vesting period, using the straight-line method. Stock-based awards to nonemployees are accounted for under the provisions of SFAS No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”), and EITF No. 96-18, “Accounting for Equity Instruments Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. Had we applied fair value recognition to our prior stock-based employee compensation awards, with the value of each option grant estimated on the date of the grant using an option pricing model, the impact would have been increases to our net loss applicable to common shares of $0.9 million and $0.3 million for the years ended December 31, 2004 and 2005, respectively.

Management’s discussion and analysis of financial condition and results of operations

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payments” (“SFAS 123R”). The new pronouncement replaces the existing requirements under SFAS 123 and APB Opinion No. 25. According to SFAS 123R, all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25 and generally would require that such transactions be accounted for using a fair-value method. SFAS 123R is effective for awards and stock options granted, modified or settled in cash for interim or annual periods beginning after December 15, 2005.
We plan to adopt the modified prospective transition method of SFAS 123R, which requires us to recognize compensation cost for awards that are not fully vested as of the effective date of SFAS 123R based on the same estimate that we used to previously value our grants under SFAS 123. As of December 31, 2005, the amount of unrecognized compensation expense to be recognized in future periods for stock compensation awards granted on or prior to December 31, 2005, in accordance with SFAS 123R, is less than $0.6 million. We believe that the implementation of SFAS 123R, coupled with our expected expanded use of stock-based compensation, will result in significant increases in our stock-based compensation expense in future years.
We estimated the fair value of stock options using judgments and estimates involving; (1) volatility, based on a peer group analysis, (2) the estimated value of our common stock on the grant date, (3) the expected life of the option, (4) the risk free interest rate, based on the expected life of the option, and (5) an expected dividend yield.
RESULTS OF OPERATIONS
Year ended December 31, 2005 compared with year ended December 31, 2004
Revenues
The table below presents our revenues for the years ended December 31, 2005 and 2004, together with the percentage of total revenue represented by each revenue category:

	Years ended December 31,

	2005		2004

		% of		% of
		total		total

	(dollars in thousands)
Service revenues	$7,804	50.3%	$6,479	59.6%
Product sales	7,723	49.7	4,387	40.4

	$15,527	100.0%	$10,866	100.0%

Total revenues for 2005 increased $4.7 million, or 42.9%, to $15.5 million from $10.9 million in 2004. This increase was primarily due to increased product sales of $3.3 million and increased service revenues of $1.3 million. Revenues from related parties totaled $0.6 million in both 2005 and 2004.
Service revenues. Service revenues increased $1.3 million in 2005, or 20.5%, to $7.8 million, or approximately 50.3% of total revenues, from $6.5 million, or approximately 59.6% of total revenues in 2004. This increase was primarily due to an increase in the number of billable subscriber communicators activated on our communications system. At December 31, 2005, there were approximately 113,000 billable subscriber communicators activated as compared to approximately 75,000 billable subscriber communicators at December 31, 2004, an increase of 50.7%. The increase in the number of billable subscriber communicators during 2005 was primarily by customers with trailer tracking, heavy equipment monitoring and “in-cab” truck monitoring applications.

Management’s discussion and analysis of financial condition and results of operations

Product sales. Revenue from product sales increased $3.3 million during 2005, or 76.0%, to $7.7 million, or approximately 49.7% of total revenues, from $4.4 million, or approximately 40.4% of total revenues, in 2004. Of this increase, $2.1 million was due to revenue recognized in 2005 from the sale of a gateway earth station which occurred in 2003, upon installation and customer acceptance. This was our first sale of a gateway earth station. Our financial projections do not include additional gateway earth station sales as we plan to own future gateway earth station deployments. This strategy may be reconsidered on a case-by-case basis should a suitable international partner and sale opportunity be identified, or if regulatory requirements call for ownership by a third party. Sales of subscriber communicators and other equipment increased $1.2 million, or 27.6%, during 2005. Subscriber communicator units sold during 2005 increased 41.6% to approximately 27,000 units. This growth was partially offset by a 10% decrease in the average selling price of subscriber communicators which resulted from our release, in the second half of 2005, of two lower-priced, higher performance subscriber communicators (DS 300 and DS 100 models). In 2006, we expect the average price of our subscriber communicators to decrease an additional 20% due to the full year impact of sales of the DS 300 and DS 100 models. It is our strategy to continue to decrease subscriber communicator prices each year to drive higher volumes, while maintaining gross margins through subscriber communicator cost reductions.
Costs of services
Costs of services includes the expenses associated with our engineering groups and the depreciation associated with our communications system. Cost of services increased by $0.3 million, or 5.8%, to $6.2 million during 2005 from $5.9 million during 2004. The growth was due to higher equipment maintenance and depreciation costs as we made improvements to the existing system infrastructure and acquired an additional operational gateway earth station in Curaçao. Included in our costs of services is the compensation expense that is being recognized over the vesting periods for stock options that were granted to employees in 2004 having an exercise price per share less than the fair value of our common stock at the date of grant. These amounts were not significant in 2005 and 2004.
Costs of product sales
Costs of product sales include the cost of subscriber communicators, peripheral equipment and the cost of gateway earth stations sold, as well as the operational costs to fulfill customer orders. Costs of product sales increased in 2005 by $1.5 million, or 31.3%, to $6.5 million from $4.9 million in 2004. Equipment cost represented 84% of the cost of product sales in 2005 and increased by $1.2 million to $5.4 million during 2005 from $4.2 million during 2004, primarily as a result of the increase in subscriber communicator sales volume. Costs also include $0.2 million of installation costs associated with the sale of a gateway earth station recognized in 2005, which did not have any carrying value. Excluding the gateway earth station sale recognized in 2005, which had a gross margin of $1.9 million, we had a gross loss from product sales of $0.6 million and $0.5 million in 2005 and 2004, respectively. Subscriber communicators (other than obsolete units) are sold for prices above their direct acquisition costs but the volume of subscriber communicators sold needs to increase to completely offset the distribution, fulfillment and customer service costs associated with completing customer orders.
Selling, general and administrative expenses
Selling, general and administrative expenses relate primarily to compensation and associated expenses for employees in general management, sales and marketing and finance, as well as outside professional services. These expenses increased $0.7 million, or 8.1%, to $9.3 million in 2005 from $8.6 million in 2004. This increase is primarily due to a $1.7 million increase in professional service fees, mostly related to litigation and an increase in payroll costs of $0.6 million primarily due to staff expansion during 2005, offset by a decrease of $1.3 million in stock-based compensation. Included in selling,

Management’s discussion and analysis of financial condition and results of operations general and administrative expenses is the compensation expense that is being recognized over the vesting periods for stock options that were issued to employees in 2004 having an exercise price per share less than the fair value of our common stock at the date of grant. The stock-based compensation was less than $0.2 million in 2005 and was $1.5 million in 2004.
Product development expenses
Product development expenses consist primarily of the expenses associated with the staff of our engineering development team, along with the cost of third parties that are contracted for specific development projects. These expenses increased by $0.6 million, to $1.3 million in 2005 from $0.8 million in 2004 largely due to $0.5 million paid to Delphi in 2005 for the joint development of new subscriber communicators (DS 300 and DS 100 models) that we began selling in the third quarter of 2005. Included in our product development expenses is the compensation expense that is being recognized over the vesting periods for stock options that were granted to employees in 2004 having an exercise price per share less than the fair value of our common stock at the date of grant. These amounts were not significant in 2005 and 2004.
Other income (expense)
Other income (expense) primarily includes interest expense relating to our notes payable, the amortization of the fair value of beneficial conversion features and warrants and issuance costs relating to our notes payable and loss on the extinguishment of the notes payable. Interest income earned from our cash and cash equivalents, which is immaterial, is also included. We had interest expense of $0.3 million for 2005 compared to $1.3 million for 2004. This decrease is due to having a lower average of notes payable outstanding during 2005 than during 2004. In addition, we had loss on extinguishment of notes payable of $1.0 million in 2005 and $1.8 million in 2004. The loss on extinguishment in 2005 was related to the conversion of the bridge notes issued in November and December 2005 having unamortized costs associated with debt issuance costs that were expensed upon conversion of the notes payable into Series B preferred stock prior to their maturity. The loss on extinguishment in 2004 was related to the conversion of notes payable into Series A preferred stock, having unamortized costs associated with warrants and beneficial conversion features in the amount of $1.8 million that were expensed upon conversion of the notes payable prior to their maturities. See Note 9— “Notes Payable” in the notes to consolidated financial statements.
Net loss and net loss applicable to common shares
As a result of the items described above, we had a net loss of $9.1 million in 2005, compared to a net loss of $12.4 million in 2004, a decrease of $3.3 million. Our net loss attributable to common shares (net loss adjusted for dividends required on shares of preferred stock and accretion in preferred stock carrying value) totaled $14.2 million in 2005 and $14.5 million in 2004. The net loss attributable to the period from January 1, 2004 to February 16, 2004, prior to our becoming a corporation and issuing shares of common stock, has been excluded from our net loss applicable to common shares for 2004 as we were a limited liability company. See Note 1— “Organization and Business” and Note 3—“Computation of net loss per common share” in the notes to consolidated financial statements.

Management’s discussion and analysis of financial condition and results of operations

Year ended December 31, 2004 compared with year ended December 31, 2003
Revenues

	Years ended December 31,

	2004		2003

		% of		% of
		total		total

	(dollars in thousands)
Service revenues	$6,479	59.6%	$5,143	72.6%
Product sales	4,387	40.4	1,938	27.4

	$10,866	100.0%	$7,081	100.0%

Total revenues for 2004 increased $3.8 million, or 53.5%, to $10.9 million from $7.1 million in 2003. This increase in revenues was primarily due to increased product sales of $2.4 million and increased service revenues of $1.3 million. Revenues from related parties totaled $0.6 million in 2004 as compared to $0.8 million in 2003.
Service revenues. Service revenues increased 26.0% to $6.5 million, or approximately 59.6% of total revenues, in 2004 from $5.1 million, or approximately 72.6% of total revenues, in 2003. This increase in service revenues of $1.3 million was primarily due to an increase in the number of subscriber communicators activated on our communications system. At December 31, 2004, there were approximately 75,000 billable subscriber communicators activated and in service as compared to approximately 48,000 billable subscriber communicators at December 31, 2003, an increase of 56.3%. The increase in billable subscriber communicators in 2004 was driven by customers with trailer tracking, heavy equipment monitoring and “in-cab” truck monitoring applications.
Product sales. Revenue from product sales increased in 2004 by $2.4 million, or 126.4%, to $4.4 million, which is approximately 40.4% of total revenues, from $1.9 million, or approximately 27.4% of total revenues, in 2003. The increase in product sales was primarily due to increased sales of subscriber communicators as volume increased 120.7% from approximately 8,700 units sold in 2003 to approximately 19,200 units sold in 2004. This increase is partially due to 2003 results including only eight months of subscriber communicators sold by Stellar, which was acquired in May 2003, as compared to a full year in 2004.
Costs of services
Costs of services decreased by $0.2 million, or 3.6%, to $5.9 million during 2004 from $6.1 million during 2003. The decline was primarily due to fluctuations in staffing levels and payroll costs. Included in our costs of services is the compensation costs that is being recognized over the vesting periods for stock options that were granted to employees in 2004. These options had an exercise price per share less than the fair value of our common stock at the date of grant. The aggregate intrinsic value of such options is being recognized as compensation costs over the vesting period of such options. These amounts were not significant in 2004 and there were no stock option grants to our employees in 2003.
Costs of product sales
Costs of product sales increased by $3.1 million, or 168.5%, to $4.9 million during 2004 from $1.8 million during 2003. Equipment cost represented 85% of the cost of product sales and increased by $2.7 million to $4.2 million during 2004 from $1.5 million during 2003 as a result of the increase in subscriber communicator sales volume. In 2004, we had a gross loss of $0.5 million as compared to a gross margin of $0.1 million in 2003. The gross loss in 2004 was primarily due to the increase in staffing to manage the Stellar business acquired in 2003.

Management’s discussion and analysis of financial condition and results of operations

Selling, general and administrative expenses
Selling, general and administrative expenses increased $2.1 million, or 31.5%, to $8.6 million in 2004 from $6.6 million in 2003. The increase was due to the payroll costs of filling senior management positions and stock-based compensation expense of $1.4 million. During 2004, we issued certain employees stock options with exercise prices per share that were less than the fair value of our common stock at the date of grant. The aggregate intrinsic value of such options is recognized as compensation expense over the vesting period of such options. There were no stock option grants to our employees in 2003.
Product development expenses
Product development expenses increased $0.2 million in 2004 to $0.8 million from $0.5 million in 2003. The increased level of expenses is primarily due to higher spending on subscriber communicator product development utilizing outside contractors.
Other income (expense)
Other income (expense) primarily includes, interest expense relating to our notes payable, the amortization of the fair value of beneficial conversion features and warrants and issuance costs relating to our bridge loans and loss on the extinguishment of our notes payable. Interest income earned from our cash and cash equivalents is also included, which is immaterial. We had interest expense of $1.3 million in 2004 compared to $5.3 million in 2003. This decrease is due to having a lower average amount of notes payable outstanding during 2004 than during 2003. The loss on extinguishment in 2004 was related to the conversion of notes having unamortized costs, associated with warrants and beneficial conversion features including issuance costs in the amount of $1.8 million, which were expensed upon conversion of the notes into Series A preferred stock. See Note 9—“Notes Payable” in the notes to consolidated financial statements.
Net loss and net loss applicable to common shares
As a result of the items described above, we had a net loss of $12.4 million in 2004, as compared to a net loss of $13.3 million in 2003, a decreased loss of $0.9 million. The net loss attributable to the period from January 1, 2004 to February 16, 2004, prior to us becoming a corporation and issuing shares of common stock has been excluded from our loss applicable to common shares for 2004 as we were a limited liability company. See Notes 1— “Organization and Business” and 3— “Computation of net loss per common share” in the notes to consolidated financial statements.
LIQUIDITY AND CAPITAL RESOURCES
Since our inception, we have financed our operations primarily through private placements of debt, convertible redeemable preferred stock, membership interests and common stock. We incurred losses from operations since inception and we have an accumulated deficit of $48.6 million as of December 31, 2005. Our long-term viability is dependent upon our ability to achieve positive cash flows from operations or to raise additional financing. We anticipate that our cash on hand and our net proceeds from this offering, along with anticipated cash flows from operations, will fully fund our projected business plans. As of December 31, 2005, our principal source of liquidity consisted of cash and cash equivalents totaling $68.7 million.
We expect cash flows from operating activities, along with our existing cash and cash equivalents to be sufficient to fund our anticipated operations for at least the next 12 months. We intend to use cash on hand and the net proceeds from this offering to fund capital expenditures, including the deployment of additional satellites which will be comprised mostly of more capable next-generation satellites, and to provide additional working capital to be used for other general corporate purposes. See “Use of

Management’s discussion and analysis of financial condition and results of operations proceeds”. We anticipate that our cash on hand and our net proceeds from this offering along with anticipated cash flows from operations will fully fund our projected business plan.
Operating activities
Cash generated in our operating activities in 2005 was $3.6 million resulting from a net loss of $9.1 million, offset by adjustments for non-cash items of $3.5 million and $9.3 million provided by working capital. Adjustments for non–cash items primarily consisted of $2.0 million for depreciation and amortization and $1.0 million for loss on extinguishment of debt. Working capital activities primarily consisted of a net decrease of $3.0 million in advances to contract manufacturer primarily related to our increase in revenues from operations from 2004 to 2005 and a net increase of $2.9 million to accounts payable and accrued liabilities, which is primarily related to the increase in professional fees in connection with our Series B preferred stock financing and our pending initial public offering, and $3.3 million of deferred revenue primarily related to billings rendered in connection with our Coast Guard demonstration satellite scheduled for launch during the third quarter of 2006.
Cash used in our operating activities in 2004 was $16.1 million resulting from a net loss of $12.4 million, offset by adjustments for non-cash items of $6.2 million and $9.9 million used in working capital. Adjustments for non-cash items primarily consisted of $1.5 million for depreciation and amortization, $1.5 million for stock-based compensation, $1.8 million for loss on extinguishment of debt and $0.7 million for amortization of deferred debt issuance costs and debt discount. Working capital activities consisted primarily of a net increase of $4.4 million for accounts receivable mostly related to our Coast Guard demonstration satellite and our increase in revenues from 2003 to 2004 and uses of cash of $1.5 million for inventories and $3.6 million for advances to contract manufacturer, which are both related to the increase in our revenues, and $2.6 million for accounts payable and accrued liabilities primarily related to payroll tax payments. These were offset by an increase of $3.2 million to deferred revenue primarily related to billings rendered in connection with our Coast Guard demonstration satellite scheduled for launch during the third quarter of 2006.
Cash used in our operating activities in 2003 was $5.0 million resulting from a net loss of $13.3 million, offset by adjustments for non-cash items of $4.9 million and $3.4 million provided by working capital. Adjustments for non-cash items primarily consisted of $1.3 million for depreciation and amortization and $3.5 million for amortization of deferred debt issuance costs and debt discount. Working capital activities primarily consisted of net increases of $1.5 million to accounts payable and accrued liabilities which primarily related to the increase in our operating expenses and $1.5 million to deferred revenue primarily related to our increase in activation fees and customers prepaying for service prior to activation.
Investing activities
Our investing activities were primarily annual capital expenditures in 2003, 2004 and 2005 of $0.1 million, $2.5 million and $4.1 million, respectively. In 2004, our capital expenditures included $1.7 million for the Coast Guard Concept Validation Project; $0.4 million to upgrade our gateway earth stations; and $0.4 million to upgrade internal system infrastructure. In 2005, we invested an additional $3.5 million in the Coast Guard Concept Validation Project and made $0.5 million of capital improvements to our internal infrastructure.
All of our costs incurred with the construction of the Coast Guard Concept Validation Project are recorded as assets under construction in our consolidated financial statements. As of December 31, 2005, we have incurred $5.2 million of such costs, which are included in satellite capital expenditures in the table below. We expect to incur an additional $1.7 million of additional costs prior to the

Management’s discussion and analysis of financial condition and results of operations launch of the satellite. Upon the launch, we will then amortize the related satellite capital expenditures over six years (its expected useful life).
The following table sets forth our satellite and non-satellite capital expenditures:

	Years ended December 31,

	2003	2004	2005

	(in thousands)
Satellite capital expenditures	$—	$1,732	$3,490
Non-satellite capital expenditures	61	759	576

Total	$61	$2,491	$4,066

Financing activities
Our liquidity and capital requirements to date have been financed primarily through issuances of debt, redeemable convertible preferred stock, membership interest units and common stock. We anticipate that our future liquidity and capital requirements will be obtained from the proceeds of this offering and, eventually, from positive operating results. Our financing activities provided net cash of $65.7 million in 2005 and $21.8 million in 2004.
From November 2002 through the end of 2003, we completed a series of private placements of convertible notes, raising $11.8 million (collectively, the “Bridge Notes”). In 2004, prior to our Reorganization, we issued additional Bridge Notes and received proceeds of $1.3 million. On February 17, 2004, concurrent with our Reorganization, we completed a private placement of our Series A preferred stock for an aggregate purchase price of $26.3 million, which included converting Bridge Notes and related accrued interest totaling $11.0 million into shares of Series A preferred stock. Bridge Notes totaling $3.3 million, which were not converted, were repaid in May 2004. On August 13, 2004, we issued additional shares of our Series A preferred stock for gross proceeds of $11.5 million.
In November and December 2005 we issued convertible notes for gross proceeds of $25.0 million. On December 30, 2005, we issued approximately 17.6 million shares of our Series B preferred stock for gross proceeds of $71.0 million, which included the conversion of the convertible notes issued in November and December 2005 into shares of Series B preferred stock. Certain holders of our Series B preferred stock are obligated to purchase an additional 10.3 million shares of Series B preferred stock in March 2007 at $4.03 per share. This obligation will terminate upon completion of this offering.
In January 2006, we paid accumulated dividends on the Series A preferred stock totaling $8.0 million, of which $1.3 million was reinvested by the holders of Series A preferred stock in shares of Series B preferred stock. Pursuant to the terms of our Series B convertible redeemable preferred stock, all accumulated and unpaid dividends on our Series B preferred stock, in an amount of $2.2 million as of March 31, 2006, become payable upon the conversion of the Series B preferred stock into common stock upon the completion of this offering.
Based on our existing capital structure, as of December 31, 2005, the accumulated and unpaid dividends on our Series B preferred stock will be $4.4 million at June 30, 2006, and this amount will increase by $726,000 per month until conversion.
In connection with our acquisition of rights to acquire Satcom International Group Plc., we may be obligated to make certain contingent payments as described below under “—Contractual Obligations”.

Management’s discussion and analysis of financial condition and results of operations

OFF-BALANCE SHEET ARRANGEMENTS
We have not entered into any off-balance sheet arrangements.
CONTRACTUAL OBLIGATIONS
The following table summarizes our contractual obligations at December 31, 2005 and the effect that those obligations are expected to have on our liquidity and cash flows in future periods:

	Payment due by period

		Less than	1 to	After
	Total	1 year	3 years	3 years

	(in thousands
Operating leases	$1,131	$677	$316	$138
Satellite system and other equipment purchase obligations	2,146	1,146	1,000	—
Contingent payment to executive officer and estate of former executive officer	6,000	6,000	—	—

Total	$9,277	$7,823	$1,316	$138

For the purpose of this table, purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements. As part of our Reorganization, we acquired the right to acquire Satcom International Group Plc. from two executive officers, including our current Chief Executive Officer. As part of the consideration to acquire this right, we agreed to a contingent payment equal to $2 million, $3 million or $6 million in the event the proceeds from our sale or the valuation in this offering exceeds $250 million, $300 million or $500 million, respectively, subject to proration for amounts that fall in between these thresholds. We anticipate that the completion of this offering will obligate us to make a payment, and the amount reflected above is the maximum amount we may be obligated to pay.
On April 21, 2006, we entered into an agreement with Orbital Sciences Corporation to supply the payloads for our six quick-launch satellites, with options for two additional payloads. The firm fixed price of the six payloads is $17 million, up to a total of $21.4 million if the options for two additional payloads are exercised, subject to price adjustments for late penalties and on-time or early delivery incentives.
RECENT ACCOUNTING PRONOUNCEMENTS
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs— an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends Accounting Research Board No. 43, Chapter 4 to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges. Additionally, SFAS 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 became effective for us beginning January 1, 2006. SFAS 151 will not have an impact on our consolidated financial position or results of operations as we currently do not manufacture our inventory.
In December 2004, the FASB issued SFAS 123R. The new pronouncement replaces the existing requirements under SFAS 123, SFAS 148 and APB Opinion No. 25. Under SFAS 123R, all forms of share-based payments to employees, including employee stock options and employee stock purchase

Management’s discussion and analysis of financial condition and results of operations plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using the intrinsic value method pursuant to APB Opinion No. 25 and generally requires such transactions to be accounted for using a fair-value method. SFAS 123R is effective for awards and stock options granted, modified or settled in cash in interim or annual periods beginning after December 15, 2005. We plan to adopt the modified prospective transition method, which requires us to recognize compensation cost for awards that are not fully vested as of the effective date of SFAS 123R based on the same estimate that we used to previously value our grants under SFAS 123.
We will be required to expense the fair value of stock option grants rather than disclose the impact on our consolidated statement of operations in our financial statement footnotes, as is the current practice. As a result, we will incur stock-based compensation expense of less than $0.6 million from January 1, 2006 relating to options issued prior to that date, but which were not fully vested at that time. We will incur additional compensation expense as new awards are made after January 1, 2006.
In December 2004, the FASB issued SFAS No. 153, “Exchange of Non-monetary Assets, an Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions” (“SFAS 153”). SFAS 153 addresses the measurement of exchanges of non-monetary assets and requires that such exchanges be measured at fair value, with limited exceptions. SFAS 153 amends APB Opinion No. 29 by eliminating the exception that required non-monetary exchanges of similar productive assets to be recorded on a carryover basis. The provisions of SFAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on our consolidated financial position or results of operations.
In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). Fin 47 provided guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We adopted FIN 47 during 2005. The adoption of FIN 47 had no impact on our consolidated financial position or results of operations.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections— a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”), which requires a retrospective application to prior periods’ financial statements of changes in accounting principle for all periods presented. This statement supersedes prior accounting principles that required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. The provisions of SFAS 154 are effective for fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have any impact on our consolidated financial position or results of operations.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate risk
Our market risk from changes in interest rates is not material as we do not currently have any interest-bearing debt.

Management’s discussion and analysis of financial condition and results of operations

Effects of inflation risk
Overall, we believe that the impact of inflation on our business will not be significant.
Foreign currency risk
We expect that an increasing percentage of our revenues will be derived from sources outside of the United States, which subjects us to foreign currency risk. The majority of our existing contracts require our customers to pay us in U.S. dollars. However, our licensees, country representatives and resellers generally derive their revenues from their customers outside of the United States in local currencies. Accordingly, changes in exchange rates between the U.S. dollar and such local currencies could make the cost of our services uneconomic for our customers and we may be required to reduce our rates to make the cost of our services economic in certain markets. In addition, currency controls, trade restrictions and other disruptions in the currency convertibility or foreign currency exchange markets could negatively impact the ability of our customers to obtain U.S. dollars with which to pay our fees.
It is also possible in the future that we may not be able to contractually require that our service fees be paid in U.S. dollars in which case we will be exposed to foreign currency risks directly.
Concentration of credit risk
Our customers are primarily commercial organizations headquartered in the United States. Accounts receivable are generally unsecured. In 2004 and 2005, revenues from the GE Equipment Services accounted for 37.2% and 31.4% of our consolidated revenues, respectively. In 2005, we sold a gateway earth station to LeoSat for $2.1 million, or 13.7% of our consolidated revenues. We have had minimal bad debt expense from these customers. Other than the two items mentioned, there are no concentrations of business transacted with a particular customer, nor concentrations of revenue from a particular service or geographic area.
Vendor risk
Ninety percent of the subscriber communicators we sell are manufactured by a contract manufacturer, Delphi Automotive Systems LLC, a subsidiary of Delphi Corporation, which is under bankruptcy protection. Our communicators are manufactured by a Delphi affiliate in Mexico, which we do not believe will be impacted by the Delphi bankruptcy.
Market rate risk
We do not have any financial instruments or investments at December 31, 2005 that are subject to market rate risks.
Related parties
For a discussion of related party transactions, see “Certain relationships and related party transactions”.

Business
OVERVIEW
We operate the only global commercial wireless messaging system optimized for narrowband communications. Our system consists of a global network of 30 low-Earth orbit, or LEO, satellites and accompanying ground infrastructure. Our two-way communications system enables our customers and end-users, which include large and established multinational businesses and government agencies, to track, monitor, control and communicate cost-effectively with fixed and mobile assets located anywhere in the world. Our products and services enable our customers and end-users to enhance productivity, reduce costs and improve security through a variety of commercial, government and emerging homeland security applications. We enable our customers and end-users to achieve these benefits using a single global technology standard for machine-to-machine and telematic, or M2M, data communications. Our customers have made significant investments in developing ORBCOMM-based applications. Examples of assets that are connected through our M2M data communications system include trucks, trailers, railcars, containers, heavy equipment, fluid tanks, utility meters, pipeline monitoring equipment, marine vessels and oil wells. Our customers include value-added resellers, or VARs, original equipment manufacturers, or OEMs, such as Caterpillar Inc., Komatsu Ltd., Hitachi Construction Machinery Co., Ltd. and the Volvo Group, service providers, such as the Equipment Services business of General Electric Company, and government agencies, such as the United States Coast Guard.
Through our M2M data communications system, our customers and end-users can send and receive information to and from any place in the world using low cost subscriber communicators and paying airtime costs that we believe are the lowest in the industry for global connectivity. We believe that there is no other satellite or terrestrial network currently in operation that can offer global two-way wireless narrowband data service coverage at comparable cost using a single technology standard worldwide. We are currently authorized, either directly or indirectly, to provide our communications services in over 75 countries and territories in North America, Europe, South America, Asia, Africa and Australia. As of December 31, 2005, we had approximately 113,000 billable subscriber communicators activated on our system and during the quarter ended March 31, 2006, our billable subscriber communicator net additions totaled approximately 24,000 units as compared to net additions of approximately 9,800 units during the fourth quarter of 2005, an increase of 145%. We believe that our target markets are significant and growing. Harbor Research, Inc., an independent strategic research firm, estimates that the number of vehicles, devices and units worldwide in the commercial transportation, heavy equipment, fixed asset monitoring, marine vessel, consumer transportation, and government and homeland security markets which are connected to M2M data communications systems using satellite or cellular networks will grow from approximately 18.5 million in 2006 to approximately 129.5 million by 2012, representing a compound annual growth rate of 38.3%. During this time, they expect penetration of M2M data communications devices for these target markets to increase from approximately 1.2% in 2006 to approximately 6.6% by 2012.
Our unique M2M data communications system is comprised of three elements: (i) a constellation of 30 LEO satellites in multiple orbital planes between 435 and 550 miles above the Earth operating in the Very High Frequency, or VHF, radio frequency spectrum, (ii) related ground infrastructure, including 13 gateway earth stations, five regional gateway control centers and a network control center in Dulles, Virginia, through which data sent to and from subscriber communicators is routed and (iii) subscriber communicators attached to a variety of fixed and mobile assets worldwide. See “The ORBCOMM communications system”.

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Acquisition and turn-around
In April 2001, we acquired substantially all of the non-cash assets of ORBCOMM Global L.P. and its subsidiaries, which had originally designed, developed, constructed and put into service almost all of our current communications system, for a fraction of their original cost, in a bankruptcy court-approved sale. The assets acquired included 30 operational satellites, four installed U.S. gateway earth stations, the network control center, intellectual property, other equipment and inventory (including uninstalled gateway earth stations, gateway control centers and subscriber communicators), certain service license agreements and contract rights and other assets. The transaction also involved the acquisition of the FCC licenses necessary to operate the system.
Following the acquisition, we implemented a turn-around plan to stabilize our operations and to preserve and substantially enhance the value of the acquired business, while substantially reducing costs and redefining our strategy, including:

†	Lowering prices, improving features and performance, and introducing new models of our subscriber communicators. In the past, potential new customers were inhibited by the high prices of our subscriber communicators. To address this challenge, in close collaboration with our subscriber communicator suppliers, including our wholly owned subsidiary, Stellar Satellite Communications, Ltd., we lowered the average price of our subscriber communicators significantly, while also upgrading their features and reliability. As a result of being able to supply low cost subscriber communicators, we are well positioned to address the needs of large-volume market segments, such as mobile asset tracking, including truck and trailer tracking, and many fixed-asset monitoring applications, including pipeline monitoring, utility meter reading and tank level monitoring, where subscriber communicator costs are a critical competitive factor.

†	Implementing a revised low cost, multi-channel marketing and distribution model. Under our revised marketing and distribution model, we have established relationships with several large-scale VARs, international licensees and country representatives, who develop applications and market our products and services to end-users. This revised structure not only reduces our internal marketing and research and development costs, but also enables us to scale up our distribution network easily and rapidly as our business grows, while avoiding direct competition between us and our resellers. In addition, we introduced the concept of international value added resellers, or IVARs, which generally allows selected resellers to enter into a single agreement with us and pay a single price on a single invoice in a single currency for worldwide service, regardless of the territories they are selling into, thereby avoiding the need to negotiate prices with each individual international licensee and/or country representative. As of December 31, 2005, we had established relationships with approximately 125 VARs, IVARs, international licensees and country representatives. See also “—Sales, Marketing and Distribution”.

†	Implementing changes intended to extend the operational lives of existing satellites. We implemented improved power management and other techniques to extend battery life, which we believe extended the operational lives of our existing first-generation satellites by an average of approximately 1.5 to 2.5 years. We expect this will increase our flexibility with respect to future deployments of replacement satellites and provide us with more control over the development and timing of future capital investments in our satellites.

†	Enhancing network capabilities. We implemented a plan to centralize worldwide network operations at our network control center in Dulles, Virginia in order to reduce operational costs, monitor usage and control our satellites more effectively, including taking ownership and control of certain international gateway earth stations and gateway control centers. This has contributed to our ability to lower the cost and improve the quality of our data communications service to end-users.

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As a result of our turn-around strategy, our revenues increased from $3.3 million in 2002 to $15.5 million in 2005, representing a compounded annual growth rate of 67% and the number of billable subscriber communicators on our system increased from approximately 31,000 at the end of 2002 to approximately 113,000 by the end of 2005.
OUR BUSINESS STRENGTHS AND COMPETITIVE ADVANTAGE
We believe that our focus on M2M data communications is unique in our industry and will enable us to achieve significant growth. We believe no other satellite or terrestrial network currently in operation offers users global two-way wireless narrowband data communications using a single global technology standard anywhere in the world at costs comparable to ours. This provides us with a number of competitive advantages that we believe will help promote our success, including the following:

†	Established global network and proven technology. We believe our global network and technology enable us to offer superior products and services to the end-users of our communications system in terms of comprehensive coverage, reliability and compatibility. Our global network provides worldwide coverage, including in international waters, allowing end-users to access our communications system in areas outside the coverage of terrestrial networks, such as cellular, paging and other wireless networks. Our proven technology offers full two-way M2M data communication (with acknowledgement of message receipt) with minimal line-of-sight limitations and no performance issues during adverse weather conditions, which distinguishes us from other satellite communications systems. Our primary satellite orbital planes contain six to eight satellites each, providing built-in system redundancies in the event of a single satellite malfunction. In addition, our system uses a single global technology standard and eliminates the need for multiple network agreements and versions of hardware and software.

†	Low cost structure. We have a significant cost advantage over any potential new LEO satellite system competitor with respect to our current satellite constellation, because we acquired the majority of our current network assets from ORBCOMM Global L.P. and its subsidiaries out of bankruptcy for a fraction of their original cost. In addition, because our LEO satellites are relatively small and deployed into low- Earth orbit, the constellation is less expensive and easier to launch and maintain than larger LEO satellites and large geostationary satellites. We also have less complex and less costly ground infrastructure and subscriber communication equipment than other satellite communications providers. Our low cost satellite system architecture enables us to provide global two-way wireless narrowband data communication services to end-users at prices that we believe are the lowest in the industry for global connectivity.

†	Sole commercial satellite operator licensed in the VHF spectrum. We are the sole commercial satellite operator licensed to operate in the VHF spectrum by the FCC or any other national spectrum or radio- telecommunications regulatory agency in the world. The spectrum that we use was allocated globally by the International Telecommunication Union, or ITU, for use by satellite fleets such as ours to provide mobile data communications service. We are currently authorized, either directly or indirectly, to provide our data communications service in over 75 countries and territories, representing over 60% of the world’s GDP, in North America, Europe, South America, Asia, Africa and Australia. VHF spectrum has inherent advantages for M2M data communications over systems using shorter wavelength signals. The VHF signals used to communicate between our satellites and subscriber communicators are not affected by weather and are less dependent on line-of-sight access to our satellites than other satellite communications systems. In addition, our longer wavelength signals enable our satellites to communicate reliably over longer distances at lower power levels. Higher power requirements of commercial satellite systems in other spectrum bands are a significant factor in their higher cost and technical complexity.

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†	Significant market lead over satellite-based competitors. We believe that we have a significant market lead in providing M2M data communications services that meet the coverage and cost requirements in the rapidly developing asset management and supply chain markets. The process required to establish a competing satellite-based system with the advantages of a VHF system includes obtaining regulatory permits to launch and operate satellites and to provide communications services, and the design, development and construction of a communications system. We believe that a minimum of five years and significant investments in time and resources would be required for another satellite-based M2M data communications service provider to develop the capability to offer comparable services. Our VARs and IVARs have made significant investments in developing ORBCOMM-based applications. These applications often require substantial time and financial investment to develop for commercial use.

†	Key distribution and OEM customer relationships. Our strategic relationships with key distributors and OEMs have enabled us to streamline our sales and distribution channels and shift much of the risk and cost of developing and marketing applications to others. We have established strategic relationships with key service providers, such as GE Equipment Services, the world’s largest lessor of trailers, containers and railcars, and XATA Corporation, a leading provider of tracking solutions for the trucking industry, including to Penske Corporation, the leading truck leasing company in the United States, and major OEMs, such as Caterpillar, Komatsu, Hitachi and Volvo. We believe our close relationships with these distributors and OEMs allows us to work closely with them at all stages of application development, from planning and design through implementation of our M2M data communications services, and to benefit from their industry-specific expertise. By fostering these strong relationships with distributors and OEMs, we believe that once we have become so integrated into our customer’s planning, development and implementation process, and their equipment, we anticipate it will be more difficult to displace us or our communication services. In addition, the fixed and mobile assets which are tracked, monitored, controlled and communicated with by these customers generally have long useful lives and the cost of replacing our communications equipment with an alternative service provider’s equipment could be prohibitive for large numbers of assets.

†	Reliable, low cost subscriber communicators. There are multiple manufacturers that build subscriber communicators for our network. Through our Stellar subsidiary, we have an arrangement with Delphi that provides us with industrial-scale manufacturing capability for the supply of low cost, reliable, ISO- 9000 certified, automotive grade subscriber communicators. We believe that Delphi possesses the ability to scale up its manufacturing rapidly to meet additional demand. We also have arrangements with independent third party manufacturers who supply our customers and end-users directly with low cost subscriber communicators. As a result of these manufacturing relationships, technological advances and higher volumes, we have significantly reduced the selling price of our subscriber communicators from approximately $280 per unit in 2003 to as little as $100 per unit in volume in 2006. In addition, the cost of communications components necessary for our subscriber communicators to operate in the VHF band is relatively low as they are based on readily available FM radio components.
OUR STRATEGY
Our strategy is to leverage our business strengths and key competitive advantages to increase the number of subscriber communicators activated on our M2M data communications system, both in existing and new markets. We are focused on increasing our market share of customers with the potential for a high number of connections with lower usage applications. We believe that the service revenue associated with each additional subscriber communicator activated on our communications system will more than offset the negligible incremental cost of adding such subscriber communicator to

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our system and, as a result, positively impact our results of operations. We plan to continue to target multinational companies and government agencies to increase substantially our penetration of what we believe is a significant and growing addressable market. To achieve our objectives, we are pursuing the following business strategies:

†	Expand our low cost, multi-channel marketing and distribution network of resellers. We intend to increase further the number of resellers that develop, market and implement their applications together with our communications services and subscriber communicators to end-users. We are also focused on increasing the number of OEM and distributor relationships with leading companies that own, manage or operate fixed or mobile assets. We are seeking to recruit resellers with industry knowledge to develop applications that could be used for industries or markets that we do not currently serve. Resellers invest their own capital developing applications compatible with our system, and they typically act as their own agents and systems integrators when marketing these applications to end-users, without the need for significant investment by us. As a result, we have established a low cost marketing and distribution model that is both easily scalable by adding additional resellers or large-scale asset deployers, and allows us to penetrate markets without incurring substantial research and development costs or sales and marketing costs.

†	Expand our international markets. Our international growth strategy is to open new markets outside the United States by obtaining regulatory authorizations and developing markets for our M2M data communications services to be sold in regions where the market opportunity for our OEM customers and resellers is greatest. We are currently authorized to provide our data communications services in over 75 countries and territories in North America, Europe, South America, Asia, Africa and Australia, directly or indirectly through seven international licensees and 11 country representatives. We are currently working with 48 IVARs, who have the right to market and sell their applications anywhere our communications services are offered. We seek to enter into agreements with strong distributors in each region. Our regional distributors, which include country representatives and international licensees, obtain the necessary regulatory authorizations and develop local markets directly or by recruiting local VARs. In some international markets where distribution channels are in the early stages of development, we seek to bring together VARs who have developed well-tested applications with local distributors to create localized solutions and accelerate the adoption of our M2M data communications services. In addition, we have made efforts to strengthen the financial positions of certain of our regional distributors, including several, such as ORBCOMM Europe, who were former licensees of ORBCOMM Global L.P. left weakened by its bankruptcy, through restructuring transactions whereby we obtained greater operating control over such regional distributors. We believe that by strengthening the financial condition of and our operating control over these established regional distributors, they will be better positioned to promote and distribute our products and services and enable us to achieve our market potential in the relevant regions.

†	Further reduce subscriber communicator costs. We are working with our subscriber communicator manufacturers to further reduce the cost of our subscriber communicators, as well as to develop technological advances, including further reductions in size, improvements in power management efficiency, increased reliability and enhanced capabilities. For example, two of our subscriber communicator manufacturers, Delphi and Mobile Applitech, Inc., are developing next-generation subscriber communicators which will contain custom integrated circuits combining the functionality of several components, which we believe will lead to reduced costs. Our ability to offer our customers less expensive subscriber communicators that are smaller, more efficient and more reliable is key to our ability to provide a complete low cost solution to our customers and end-users.

†	Reduce network latency. With the expected launch of our quick-launch and next-generation satellites, we expect to reduce the time lags in delivering messages and data, or network latency, in

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most regions of the world. We believe this will improve the quality and coverage of our system and enable us to increase our customer base.

†	Introduce new features and services. We will continue to develop and introduce new features and services to expand our customer base and increase our revenues. For example, we have recently developed a broadcast capability that allows large numbers of subscriber communicators to receive a single message simultaneously. This represents an efficient delivery mechanism to address large populations of subscribers with a single message, such as weather data broadcasts, widespread alert notifications and demand response applications for electric utilities. In addition, we have been working closely with the U.S. Coast Guard to incorporate the ability to receive marine vessel identification and position data from the Automatic Identification System, or AIS, an internationally mandated shipboard broadcast system that aids navigation and improves maritime safety. We may be able to leverage this work with AIS to resell, subject in certain circumstances to Coast Guard approval, AIS data collected by our network to other coast guard services and governmental agencies, as well as companies engaged in security or logistics businesses for tracking shipping activities or for other navigational purposes. We also believe that subscriber communicator technology advances, such as dual-mode devices combining our subscriber communicators with communications devices for cellular networks, will broaden our addressable market by allowing our communications services to serve as an effective backup system for higher bandwidth terrestrial wireless or cellular networks or as a back-channel service for terrestrial or satellite-based broadcast-only networks.

†	Provide comprehensive technical support, customer service and quality control. We have allocated additional resources to provide customer support for training, integration and testing in order to assist our VARs and other distributors in the roll-out of their applications and to enhance end-user acquisition and retention. We provide our VAR and OEM customers with access to customer support technicians. We also deploy our technicians to our VAR and OEM customers to facilitate the integration of our M2M data communications system with their applications during the planning, development and implementation processes and to certify that these applications are compatible with our system. Our support personnel include professionals with application development, in-house laboratory and hardware design and testing capabilities.
INDUSTRY OVERVIEW
Increasingly, businesses and governments face the need to track, control, monitor and communicate with fixed and mobile assets that are located throughout the world. At the same time, these assets increasingly incorporate microprocessors, sensors and other devices that can provide a variety of information about the asset’s location, condition, operation and environment and are capable of responding to external commands and queries. As these intelligent devices proliferate, we believe that the need to establish two-way communications with these devices is greater than ever. The owners and operators of these intelligent devices are seeking low cost and efficient communications systems that will enable them to communicate with these devices.
We operate in the machine-to-machine and telematics, or M2M, industry, which includes various types of communications systems that enable intelligent machines, devices and fixed or mobile assets to communicate information from the machine, device or fixed or mobile asset to and from back-office information systems of the businesses and government agencies that track, monitor, control and communicate with them. These M2M data communications systems integrate a number of technologies and cross several different industries, including computer hardware and software systems, positioning systems, terrestrial and satellite communications networks and information technologies (such as data hosting and report generation).

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There are three main components in any M2M data communications system:

†	Fixed or mobile assets. Intelligent or trackable assets include devices and sensors that collect, measure, record or otherwise gather data about themselves or their environment to be used, analyzed or otherwise disseminated to other machines, applications or human operators and come in many forms, including devices and sensors that:

-	Report the location, speed and fuel economy data from trucks and locomotives;

-	Monitor the location and condition of trailers, railcars and marine shipping containers;

-	Report operating data and usage for heavy equipment;

-	Monitor fishing vessels to enforce government regulations regarding geographic and seasonal restrictions;

-	Report energy consumption from a utility meter;

-	Monitor corrosion in a pipeline;

-	Monitor fluid levels in oil storage tanks;

-	Measure water delivery in agricultural pipelines;

-	Detect movement along international borders; and

-	Monitor environmental conditions in agricultural facilities.

†	Communications network. The communications network enables a connection to take place between the fixed or mobile asset and the back-office systems and users of that asset’s data. The proliferation of terrestrial and satellite-based wireless networks has enabled the creation of a variety of M2M data communications applications. Networks that are being used to deliver M2M data include terrestrial communications networks, such as cellular, radio paging and WiFi networks, and satellite communications networks, utilizing low-Earth-orbit or geosynchronous satellites.

†	Back-office application or user. Data collected from a remote asset is used in a variety of ways with applications that allow the end-user to track, monitor, control and communicate with these assets with a greater degree of control and with much less time and expense than would be required to do so manually.
MARKET OPPORTUNITY
Our estimates of the current addressable markets, as set forth in this prospectus, are based upon our analysis of secondary market data.
Commercial transportation
Large trucking and trailer leasing companies require applications that report location, engine diagnostic data, driver performance, fuel consumption, compliance, rapid decelerations, fuel taxes, driver logs and zone adherence in order to manage their truck fleets more safely and efficiently and to improve truck and trailer utilization.
Truck and trailer fleet owners and operators, as well as truck and trailer OEMs, are increasingly integrating M2M data communications systems into their trucks and trailers. In the near future, as older analog cellular wireless networks currently used in truck and trailer tracking are phased out, end-users will need to migrate to alternative communications systems and we expect that an increasing number of customers will be seeking long-term solutions for their M2M data communications needs as they make their replacement decisions. Although trailer tracking is in the early stages of adoption, it

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represents a significantly larger potential market as we estimate that there are approximately three trailers to every truck. The trailer market also requires additional applications, such as cargo sensor reporting, load monitoring, control of refrigeration systems and door alarms. Future regulations may require position tracking of specific types of cargo, such as hazardous materials, and could also increase trailer tracking market opportunities. The railcar market also requires many of these same applications and many trailer applications using M2M data communications system can easily be translated to the railcar market.
According to Harbor Research, Inc., the number of commercial transportation vehicles worldwide, including tractors, trailers, fleet cars and railcars, is estimated to be approximately 71.1 million in 2006, of which approximately 2.1 million are connected to M2M data communications systems using satellite or cellular networks. Harbor estimates that the number of commercial transportation vehicles connected to M2M data communications systems will grow to approximately 14.6 million by 2012, representing a compound annual growth rate of 38.2%. During this time, they expect penetration of M2M data communications devices in the total addressable market to increase from approximately 2.9% in 2006 to approximately 16.0% of a total of 91.0 million commercial transportation vehicles by 2012.
Heavy equipment
Heavy equipment fleet owners and leasing companies seeking to improve fleet productivity and profitability require applications that report diagnostic information, location (including for purposes of geo-fencing), time-of-use information, emergency notification, driver usage and maintenance alerts for their heavy equipment, which may be geographically dispersed, often in remote, difficult to reach locations. Using M2M data communications systems, heavy equipment fleet operators can remotely manage the productivity and mechanical condition of their equipment fleets, potentially lowering operating costs through preventive maintenance. OEMs can also use M2M applications to better anticipate the maintenance and spare parts needs of their customers, expanding the market for more higher-margin spare parts orders for the OEMs. Heavy equipment OEMs are increasingly integrating M2M data communications systems into their equipment at the factory or offering them as add-on options through certified after-market dealers.
Since the heavy equipment market is dominated by a small number of OEMs, M2M data communications service providers targeting this market segment focus on building relationships with these OEMs, such as Caterpillar, Komatsu, Hitachi and Volvo.
According to Harbor Research, Inc., the number of pieces of heavy equipment worldwide, including bulldozers, forklifts, cranes and other construction vehicles, is estimated to be approximately 6.6 million in 2006, of which approximately 0.9 million are connected to M2M data communications systems using satellite or cellular networks. Harbor estimates that the number of pieces of heavy equipment connected to M2M data communications systems will grow to approximately 4.0 million by 2012, representing a compound annual growth rate of 28.2%. During this time, they expect penetration of M2M data communications devices in the total addressable market to increase from 13.5% in 2006 to 46.9% of a total of 8.4 million pieces of heavy equipment by 2012.
Fixed asset monitoring
Companies with widely dispersed fixed assets require a means of collecting data from remote assets to monitor productivity, minimize downtime and realize other operational benefits, as well as managing and controlling the functions of such assets, for example, the remote operation of valves and electrical switches. M2M data communications systems can provide industrial companies with applications for automated meter reading, oil and gas storage tank monitoring, pipeline monitoring and environmental

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monitoring, which can reduce operating costs for these companies, including labor costs, fuel costs, and the expense of on-site monitoring and maintenance.
According to Harbor Research, Inc., the number of fixed assets worldwide, including pipelines, environmental equipment and storage tanks, is estimated to be approximately 677.0 million in 2006, of which approximately 3.1 million are connected to M2M data communications systems using satellite or cellular networks. Harbor estimates that the number of fixed assets connected to M2M data communications systems will grow to approximately 20.7 million by 2012, representing a compound annual growth rate of 37.2%. During this time, they expect penetration of M2M data communications devices in the total addressable market to increase from 0.5% in 2006 to 2.4% of a total of 866.6 million fixed assets by 2012.
Marine vessels
Marine vessels have a need for satellite-based communications due to the absence of reliable terrestrial-based coverage more than a few miles offshore. M2M data communications systems may offer features and functions to luxury recreational marine vessels and commercial fishing vessels, such as onboard diagnostics and other marine telematics, alarms, requests for assistance, security, location reporting and tracking, e-mail and two-way messaging, catch data and weather reports. In addition, owners and operators of commercial fishing and other marine vessels are increasingly subject to regulations governing, among other things, commercial fishing seasons and geographic limitations, vessel tracking, safety systems, and resource management and protection using various M2M communications systems.
According to Harbor Research, Inc., the number of marine vessels worldwide, including shipping, fishing and recreational vessels, is estimated to be approximately 46.0 million in 2006, of which approximately 1.6 million are connected to M2M data communications systems using satellite or cellular networks. Harbor estimates that the number of marine vessels connected to M2M data communications will grow to approximately 4.7 million by 2012, representing a compound annual growth rate of 19.7%. During this time, they expect penetration of M2M data communications devices in the total addressable market to increase from 3.4% in 2006 to 8.0% of a total of 58.8 million marine vessels by 2012.
Government and homeland security
Governments worldwide are seeking to address the global terror threat by monitoring land borders and hazardous materials, as well as marine vessels and containers. In addition, modern military and public safety forces use a variety of applications, particularly in supply chain management, logistics and support, which could incorporate our products and services. For example, approximately 8 to 9 million maritime shipping containers from overseas arrive annually at 105 U.S. ports of entry and only 5% of these containers, which are considered high risk, are inspected, according to Forbes Magazine. Increasingly, there is a need to monitor these vessels for homeland security and M2M data communications systems could be used in applications to address homeland security requirements, such as tracking and monitoring these vessels and containers. In early 2003, we successfully conducted a study with Northrop Grumman Corporation on behalf of the Port Authority of New York and New Jersey to demonstrate our system’s ability to monitor the status of door seals on commercial shipping containers.
M2M communications systems can also be used in applications to address infiltration across land borders, for example, monitoring seismic sensors placed along the border to detect incursions. We may also be able to leverage our work with AIS to resell, subject in certain circumstances to Coast Guard approval, AIS data collected by our network to other coast guard services and governmental agencies.

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According to Harbor Research, Inc., the number of assets worldwide with the potential to be monitored for government and homeland security purposes, including shipping containers, vehicles, equipment and other devices, is estimated to be approximately 148.0 million in 2006, of which approximately 2.9 million are connected to M2M data communications systems using satellite or cellular networks. Harbor estimates that the number of such shipping containers, vehicles, equipment and other devices connected to M2M data communications will grow to approximately 26.5 million by 2012, representing a compound annual growth rate of 44.6%. During this time, they expect penetration of M2M data communications devices in the total addressable market to increase from 2.0% in 2006 to 14.0% of a total of 189.4 million assets being monitored for purposes of government and homeland security by 2012.
Consumer transportation
Automotive companies are seeking a means to address the growing need for safety systems in passenger vehicles and to broadcast a single message to multiple vehicles at one time. Within the automotive market, there is no single communications technology that satisfies the need for 100% coverage, high reliability and low cost. An example of an automotive safety application is a system that has the ability to detect and report the deployment of a vehicle’s airbag, triggering the dispatch of an ambulance, tow truck or other necessary response personnel. Many automotive safety systems currently in service are based on analog cellular communications networks, many of which are being phased-out over the next several years in favor of digital cellular networks. In addition, terrestrial cellular communications systems have substantial “dead zones”, where network coverage is not available, and are difficult to manage globally, as vehicles may pass through multiple coverage areas, requiring the system to “roam” across a number of different cellular carriers’ networks. With emerging technology, satellite-based automotive safety systems may be able to provide near-real-time message delivery with minimal network latencies, thereby providing a viable alternative to cellular-based systems. In addition, many cellular-based automotive safety systems adopted or being adopted lack backwards compatibility that could limit their overall functionality.
While our system currently has latency limitations which make it impractical for us to address this market fully, we believe that our existing network may be used with dual-mode devices, combining our subscriber communicators with communications devices for cellular networks, allowing our communications services to function as an effective back-up system by filling the coverage gaps in current cellular or wireless networks used in consumer transportation applications. In addition, we may undertake additional capital expenditures beyond our current capital plan in order to expand our satellite constellation and lower our latencies to the level that addresses the requirements of resellers and OEMs developing applications for this market if we believe the economic returns justify such an investment. We believe we can supplement our satellite constellation within the lead time required to integrate applications using our communications service into the automotive OEM product development cycle.
According to Harbor Research, Inc., the number of consumer transportation vehicles worldwide, primarily automobiles, is estimated to be approximately 584.1 million in 2006, of which approximately 8.0 million are connected to M2M data communications systems using satellite or cellular networks. Harbor estimates that the number of consumer transportation vehicles connected to M2M data communications will grow to approximately 59.1 million by 2012, representing a compound annual growth rate of 39.6%. During this time, they expect penetration of M2M data communications devices in the total addressable market to increase from 1.4% in 2006 to 7.9% of a total of 747.7 million consumer transportation vehicles by 2012.

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PRODUCTS AND SERVICES
Our principal products and services are satellite-based data communications services and subscriber communicators. Our communications services are used by businesses and government agencies that are engaged in tracking, monitoring, controlling or communicating with fixed or mobile assets globally. Our low cost, industrially-rated subscriber communicators are embedded into many different assets for use with our system. Our products and services are combined with industry or customer specific applications developed by our VARs which are sold to their end-user customers.
We do not generally market to end-users directly, instead, we utilize a cost-effective sales and marketing strategy of partnering with VARs, IVARs, international licensees and country representatives. These resellers, which are our direct customers, market to end-users.
Satellite communications services
We provide global two-way M2M data communications services through our satellite-based system. We focus our communications services on narrowband data applications. These data messages are typically sent by a remote subscriber communicator through our satellite system to our ground facilities for forwarding through an appropriate terrestrial communications network to the ultimate destination. Our system, typically combined with industry- or customer-specific applications developed by our resellers, permits a wide range of fixed and mobile assets to be tracked, monitored, controlled and communicated with from a central point.
We typically derive subscription-based recurring revenue from our VAR customers based upon the number of subscriber communicators activated on, and the amount of data transmitted through, our communications system. Customers pay between $1 and $60 in monthly service charges to access our communications system (in addition to a one-time provisioning fee ranging from $0 to $30) which we believe is the lowest price point currently available for global connectivity.

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The following table sets forth selected customers and end-users, representative applications and the benefits of such applications for each of our addressed markets:

Market	Select Customers/End-Users	Representative Applications	Key Benefits

Commercial transportation	• DriverTech • GE Equipment Services • Motient Corporation • Volvo Group • XATA Corporation	• Position reporting • Unit diagnostic monitoring • Compliance / tax reporting • Cargo monitoring • Systems control	• Improve fleet productivity and profitability • Enable efficient, centralized fleet management • Ensure safe delivery of shipping cargo • Allow real-time tracking of unit maintenance requirements

Heavy equipment	• Caterpillar, Inc. • Hitachi Construction Machinery Co., Ltd. • Komatsu Ltd. • Volvo Group	• Position reporting • Unit diagnostic monitoring • Usage tracking • Emergency notification	• Improve fleet productivity and profitability • Allow OEMs to better anticipate the maintenance and spare parts needs of their customers

Fixed asset monitoring	• American Innovations, Ltd. • Automata, Inc. • GE Equipment Services • Itron, Inc. • Metrix Networks, Inc.	• Unit diagnostic monitoring • Usage tracking • Systems control • Automated meter reading	• Provide method for managing, controlling, and collecting data from remote sites • Improve maintenance services productivity and profitability

Marine vessels	• Metocean Data Systems Ltd. • Recreational boaters • Sasco Inc. • Skymate, Inc. • Volvo Group/Penta	• Position reporting • Two-way messaging • Unit diagnostic monitoring • Weather reporting	• Ensure vessel compliance with regulations • Create a low cost information channel to disseminate critical weather and safety information

Government and homeland security	• National Oceanic and Atmospheric Administration • U.S. Coast Guard • U.S. Customs and Border Protection • U.S. Marine Corps	• Container tracking • Environmental monitoring • Automatic Identification System development • Border monitoring • Vehicle tracking	• Provide efficient monitoring of changing environmental conditions • Address increasing need to monitor vessels in U.S. waters • Minimize security threats and secure the borders
Subscriber communicators
Our wholly owned subsidiary, Stellar Satellite Communications Ltd., markets and sells subscriber communicators manufactured by Delphi directly to our customers. We also earn royalties from the sale of subscriber communicators manufactured by third parties. We have agreements with two other manufacturers, Quake Global, Inc. and Mobile Applitech, Inc., who, together with Stellar, currently offer 11 different models of subscriber communicators for sale and use on our communications system.

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To ensure the availability of subscriber communicators having different functional capabilities in sufficient quantities to meet demand, we have provided extensive design specifications and technical and engineering support to our manufacturers. In addition, because we maintain backwards compatibility, subscriber communicators produced by former manufacturers are still in use with our system today.
Stellar currently sells two models of subscriber communicators, the DS 100 and the DS 300, which are manufactured by Delphi. Delphi is now Stellar’s sole manufacturing source for subscriber communicators. Delphi and Mobile Applitech, Inc., are currently developing next-generation subscriber communicators which will contain a custom integrated circuit combining the functionality of several components. See “—Key Partnerships— Delphi Automotive Systems LLC”.
CUSTOMERS
We market and sell our products and services directly to OEM and government customers and indirectly through VARs, IVARs, international licensees and country representatives. Other than GE Equipment Services, which represented approximately 31.4% of our revenues for fiscal 2005 and LeoSat LLP, the purchaser of a gateway earth station in Kazakhstan, which represented 13.7% of our fiscal 2005 revenues, no other customer accounted for more than 10% of our total sales in fiscal 2005.
KEY RELATIONSHIPS
Delphi Automotive Systems LLC
In May 2004, we entered into a Cooperation Agreement with Stellar and Delphi Corporation, a tier-one automotive components supplier that designs, manufacturers and supplies advanced automotive grade subscriber communicators for Stellar for use with our communications system. Pursuant to the agreement, and subject to limited exceptions, Delphi Corporation’s Delphi Automotive System LLC subsidiary, or Delphi, is the sole supplier of newly developed subscriber communicators for Stellar. Delphi Corporation has a right of first refusal following termination of the agreement to supply Stellar with new products developed under the Cooperation Agreement. The initial term of the agreement was until December 31, 2005 and it has been extended by mutual written agreement of the parties until December 31, 2007. Although Delphi is currently subject to bankruptcy proceedings, it manufactures our subscriber communicators in Mexico with non-unionized labor, and as a result, we do not believe that such bankruptcy proceedings should impact our contract with Delphi Corporation. This relationship provides Stellar access to Delphi’s substantial technical and manufacturing resources, which we believe enables Stellar to continue to lower the cost of our subscriber communicators while at the same time providing improved features. Delphi began commercial production of two new models which significantly reduced the selling price from approximately $280 per unit in 2003 to as little as $100 per unit in volume in 2006. Several of Stellar’s customers are now in the process of full commercial roll-out using these less costly, new generation subscriber communicators. In addition to providing a lower-cost subscriber communicators with higher reliability, we believe that Delphi also has the capability to increase production rapidly to meet additional demand as Stellar expands its business.
General Electric
We have a significant customer relationship with General Electric Company that provides access to a wide array of sales channels and extends to several divisions, including GE Equipment Services, which includes Trailer Fleet Services, Penske Truck Leasing, Rail Services and GE’s Asset Intelligence, or AI, group, among others. All of these GE Equipment Services divisions directly or indirectly sell

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applications utilizing our M2M data communications services and subscriber communicators manufactured by Stellar. As a result, GE has a number of different sales channels for the distribution of our asset monitoring and tracking products either to third party end-users or to other GE divisions who are end-users.
GE Equipment Services has made a strong commitment to us as a strategic partner by developing applications that use our M2M data communications system. Our largest GE customer is the AI group of GE Equipment Services, which is dedicated to M2M data communications applications and which renewed its IVAR agreement with us until 2009. GE’s AI group has placed orders with our Stellar subsidiary for 87,000 subscriber communicator units for 2006, 46,000 of which will be used to support deployments of trailers for Wal-Mart. The AI group’s first application, VeriWise, enables GE’s customers to track and monitor their trailer assets and shipments throughout the world. GE Rail Services is also integrating our M2M data communications system into its RailWise application for railcars. GE Equipment Services’ European division offers RailWise and we expect GE to begin marketing both VeriWise and RailWise into other international markets, including Mexico. Penske Truck Leasing also uses our M2M data communications system to monitor tractor-trailers, and other GE businesses are monitoring many different types of assets, including GE Healthcare’s portable MRI machines, locomotives for GE Rail, tractor-trailers for Penske Truck Leasing, and portable electric generators for GE Energy.
United States Coast Guard
In May 2004, we were awarded a contract by the U.S. Coast Guard to develop and demonstrate the ability to receive, collect and forward AIS data over our satellite system, or the Concept Validation Project. Our Coast Guard demonstration satellite is scheduled for launch in the third quarter of 2006 and will carry an AIS receiver in addition to our standard communications payload. We plan to outfit our subsequent satellites with AIS capability and may be able to leverage this work to resell, subject in certain circumstances to Coast Guard approval, AIS data collected by our network to other coast guard services and governmental agencies, as well as companies engaged in security or logistics businesses for tracking shipping activities or for other navigational purposes. AIS is a shipboard broadcast system that transmits a marine vessel’s identification and position to aid navigation and improve maritime safety. The International Maritime Organization has mandated the use of AIS on all Safety of Life at Sea (SOLAS) vessels, which are vessels over 300 tons. Current terrestrial-based AIS networks provide limited coverage and are not able to provide the expanded coverage capability desired by the Coast Guard. By using our satellite system, the Coast Guard is expected to be able to collect and process AIS data well beyond the coast of the United States in a cost effective and timely fashion. The Coast Guard has paid approximately $6.1 million as of December 31, 2005 under this contract, primarily for the construction and launch of an AIS-enabled demonstration satellite and we expect a total of $7.6 million to be paid, excluding additional amounts which may become payable if the Coast Guard elects to receive additional maintenance and AIS data transmission services under the contract. Such payments are included in deferred revenue prior to the launch of the demonstration satellite.

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SALES, MARKETING AND DISTRIBUTION
Satellite services
We generally market our satellite communications services through VARs and internationally through IVARs, international licensees and country representatives. The following chart shows how our low cost, multi-channel distribution network is structured:
VARs and IVARs. We are currently working with 106 VARs and IVARs and seek to continue to increase the number of our VARs and IVARs as we expand our business. The role of the VAR or IVAR is to develop tailored applications that utilize our system and then market these applications to specific, targeted vertical markets. VARs and IVARs are responsible for establishing retail pricing, collecting airtime revenue from end-users and for providing customer service and support to end-users. Our relationship with a VAR or IVAR may be direct or indirect and may be governed by a reseller agreement between us, the international licensee or country representative, on the one hand, and the VAR or IVAR on the other hand, that establishes the VAR’s or IVAR’s responsibilities with respect to the business, as well as the cost of satellite service to the VAR or IVAR. VARs and IVARs are responsible for their own development and sales costs. VARs and IVARs typically have unique industry knowledge, which permits them to develop applications targeted for a particular industry or market. Our VARs and IVARs have made significant investments in developing ORBCOMM-based applications. These applications often require significant time and financial investment to develop for commercial use. By leveraging these investments, we are able to minimize our own research and development costs, increase the scale of our business without increasing overhead and diversify our business risk among many sales channels. VARs and IVARs pay fees for access to our system based on the number of subscriber communicators they have activated on the network and on the amount of data transmitted. VARs and IVARs are also generally required to pay a one-time fee for each subscriber communicator activated on our system and for other administrative charges. VARs and IVARs then typically bill end-users based upon the full value of the application and are responsible for customer care to the end-user.
We are currently working with 48 IVARs. Generally, subject to certain regulatory restrictions, the IVAR arrangement allows us to enter into a single agreement and allows the IVARs to pay a single price on a single invoice in a single currency for worldwide service, regardless of the territories they are selling into, thereby avoiding the need to negotiate prices with individual international licensees and country representatives. We pay our international licensees and country representatives a commission on revenues received from IVARs from each subscriber communicator activated in a specific territory.

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International licensees and country representatives. We generally market and distribute our services outside the United States and Canada primarily through international licensees and country representatives, including through our subsidiary, Satcom International Group Plc. which has entered into country representative agreements with our affiliated international licensee, ORBCOMM Europe LLC, covering the United Kingdom, Ireland and Switzerland and a service license agreement covering substantially all of the countries of the Middle East and a significant number of countries of Central Asia. In addition, ORBCOMM Europe and Satcom have entered into an agreement obligating ORBCOMM Europe to enter into a country representative agreement for Turkey with Satcom, if the current country representative agreement for Turkey expires or is terminated for any reason. We rely on these third parties to establish business in their respective territories, including obtaining and maintaining necessary regulatory and other approvals, as well as managing local VARs. In addition, we believe that our international licensees and country representatives, through their local expertise, are able to operate in these territories in a more efficient and cost-effective manner. We currently have agreements covering over 160 countries and territories through our seven international licensees and 11 country representatives. As we seek to expand internationally, we expect to continue to enter into agreements with additional international licensees and country representatives, particularly in Asia and Africa. International licensees and country representatives are generally required to make the system available in their designated regions to VARs and IVARs.
In territories with multiple countries, it is typical for our international licensees to appoint country representatives. Country representatives are sub-licensees within the territory. They perform tasks assigned by the international licensee. In return, the international licensees are responsible for, among other things, operating and maintaining the necessary gateway earth stations within their designated regions, obtaining the necessary regulatory approvals to provide our services in their designated regions, and marketing and distributing our services in such regions.
Country representatives are entities that hold regulatory approvals and maintain licenses to operate our system within their designated countries. As a U.S. company, we cannot legally hold a license to operate as a telecommunications provider in some countries and our country representative program permits us to serve many international markets. In some cases, a country representative enters into a joint venture with us. In other cases, the country representative is an independent entity that pays us fees based on the amount of airtime usage on our system. Country representatives may distribute our services directly or through a distribution network made up of local VARs.
Subject to certain limitations, our service license agreements grant to the international licensee, among other things, the exclusive right (subject to our right to appoint IVARs) to market services using our satellite system in a designated region and a limited right to use certain of our proprietary technologies and intellectual property.
International licensees and country representatives who are appointed by us pay fees for access to the system in their region based on the number of subscriber communicators activated on the network in their territory and the amount of data transmitted through the system. We may adjust pricing in accordance with the terms of the relevant agreements. We pay international licensees and country representatives a commission based on the revenue we receive from IVARs that is generated from subscriber communicators that IVARs activate in their territories.
We have entered into or are negotiating new service license or country representative agreements with several international licensees and country representatives, respectively, including former licensees of ORBCOMM Global L.P. and new groups consisting of affiliates of former licensees of ORBCOMM Global L.P. Until new service license agreements are in place, we will operate in those regions where a licensee has not been contracted either pursuant to letters of intent entered into with such licensee or

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pursuant to the terms of the original agreements with ORBCOMM Global L.P., as is currently the case in Japan, South Korea and Malaysia. There can be no assurance we will be successful in negotiating new service license or country representative agreements.
Subscriber communicators
Our subsidiary, Stellar, markets and sells subscriber communicators manufactured by Delphi directly to customers. We also earn royalties from the sale of subscriber communicators manufactured by third parties. We currently have a Cooperation Agreement with Stellar and Delphi’s parent, Delphi Corporation, pursuant to which Delphi has agreed to provide manufacturing support for Stellar subscriber communicators. We believe that declining prices for our subscriber communicators have opened further the market for ORBCOMM-based applications. We will seek to increase the functionality, variety and reliability of our subscriber communicators, while at the same time providing cost savings to end-users.
COMPETITION
Currently, we are the only commercial provider of below 1 GHz band, or little LEO, two-way data satellite services optimized for narrowband. However, we are not the only provider of data communication services, and we face competition from a variety of existing and proposed products and services. Competing service providers can be divided into three main categories: terrestrial tower-based, low-Earth orbit mobile satellite and geostationary satellite service providers.
Terrestrial tower-based networks
While terrestrial tower-based networks are capable of providing services at costs comparable to ours, they lack seamless global coverage. Terrestrial coverage is dependent on the location of tower transmitters, which are generally located in densely populated areas or heavily traveled routes. Several data and messaging markets, such as long-haul trucking, railroads, oil and gas, agriculture, utility distribution and heavy construction, have significant activity in sparsely populated areas with limited or no terrestrial coverage. In addition, there are many different terrestrial systems and protocols, so service providers must coordinate with multiple carriers to enable service in different coverage areas. In some geographic areas, terrestrial tower-based networks have gaps in their coverage and may require a back-up system to fill in such coverage gaps.
Low-Earth orbit mobile satellite service providers
Low-Earth orbit mobile satellite service providers operating above the 1 GHz band, or big LEO systems, can provide data connectivity with global coverage that can compete with our communications services; however, to date, the focus of big LEO satellite service providers has been primarily on circuit-switched communications tailored for voice traffic, which, by its nature, is less efficient for the transfer of short data messages because they require a dedicated circuit that is time and bandwidth intensive when compared to the amount of information transmitted. Additionally, a circuit-switched network does not support multicast or broadcast messaging for the transmission of the same data to multiple users. These systems are still in the early stages with respect to the development of data terminals and integration of applications and they entail significantly higher costs for the satellite fleet operator and the end-users. Our principal big LEO mobile satellite service competitors are Globalstar Telecommunications Ltd. and Iridium Holdings LLC.

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Geostationary satellite service providers
Geostationary satellite system operators can offer services that compete with ours. Certain pan-regional or global systems (operating in the L or S bands), such as Inmarsat plc, are designed and licensed for mobile high-speed data and voice services. However, the equipment cost and service fees for narrowband, or small packet, data communications with these systems is significantly more expensive than for our system. Some companies, such as the OmniTracs subsidiary of QUALCOMM Incorporated, which uses SES Global S.A.’s satellites (operating in C and Ku bands) have developed technologies to use their bandwidth for mobile applications. We believe that the equipment cost and service fees for narrowband data communications using these systems is also significantly higher than ours, and that these geostationary providers cannot offer global service with competitive communications devices and costs. In addition, these geostationary systems have other limitations that we are not subject to. For example, they require a clear line of sight between the communicator equipment and the satellite, are affected by adverse weather or atmospheric conditions, and are vulnerable to catastrophic single point failures of their satellites with limited backup options.
RESEARCH AND DEVELOPMENT
VARs incur the majority of research and development costs associated with developing applications for end-users. Although we provide assistance and development expertise to our VARs, such as certifying applications for use with our communications system, we do not engage in significant research and development activities of our own. With respect to development of our next-generation satellites, we do not incur direct research and development costs; however, we contract with third parties who undertake research and development activities in connection with supplying us with satellite payloads, buses and launch vehicles.
We have invested and continue to invest in development of advanced features for our subscriber communicator hardware. For instance, Stellar paid approximately $525,000 to Delphi in 2005 in connection with the development of next-generation subscriber communicators that should provide increased functionality at a lower cost.
BACKLOG
The backlog of subscriber communicators at our Stellar subsidiary (one of three subscriber communicator manufacturers for our system) as of March 31, 2006 was 66,556 units, or approximately $11.5 million, as compared with a backlog of 35,930 units, or approximately $7.9 million as of March 31, 2005 (net of a 52,000 unit order that was removed based on our assessment of the customer’s inability to fulfill the purchase order). We believe that approximately $7.3 million of the backlog as of March 31, 2006 will be filled during the current fiscal year and that the majority of the remainder will be filled in fiscal 2007. Although we believe that the orders included in backlog are firm, certain orders may be cancelled without penalty.
In addition, our “pre-bill backlog”, which represents subscriber communicators activated, but not yet billing, was 15,497 units as of March 31, 2006, as compared with a pre-bill backlog of 12,409 units as of March 31, 2005. We believe that the majority of units that comprise our pre-bill backlog will be billable within a one-year period. We are not able to determine pre-bill backlog in dollars because the service costs for each subscriber communicator varies by customer.
INTELLECTUAL PROPERTY
We use and hold intellectual property rights for a number of trademarks, service marks and logos for our system. We have one main mark— “ORBCOMM”— which is registered in over 125 countries. In addition, we currently own or have applied for four patents relating to various aspects of our system,

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and at any time we may file additional patent applications in the appropriate countries for various aspects of our system.
We believe that all intellectual property rights used in our system were independently developed or duly licensed by us, by those we license the rights from or by the technology companies who supplied portions of our system. We cannot assure you, however, that third parties will not bring suit against us for patent or other infringement of intellectual property rights.
Our patents cover various aspects of the protocol employed by our subscriber communicators. In addition, certain intellectual property rights to the software used by the Stellar subscriber communicators is cross-licensed between Stellar and Delphi.
EMPLOYEES
As of March 31, 2006, we had 82 full-time employees, 22 of whom are at our Fort Lee, New Jersey headquarters and 60 of whom are at our Dulles, Virginia network control center and offices. Our employees are not covered by any collective bargaining agreements and we have not experienced a work stoppage since our inception. We believe that our relationship with our employees is good.
PROPERTIES
We currently sublease approximately 7,000 square feet of office space in Fort Lee, New Jersey and lease approximately 25,000 square feet of office space in Dulles, Virginia. We also lease approximately 25,000 square feet of additional space in Virginia for storage. In addition, we currently own and operate five gateway earth stations at the following locations, three situated on owned real property and two on real property subject to long-term leases:

Gateway	Real Property Owned or Leased	Lease Expiration

St. John’s, Arizona	Owned	n/a
Arcade, New York	Owned	n/a
Curaçao, Netherlands Antilles	Owned	n/a
Ocilla, Georgia	Leased	March 12, 2013
East Wenatchee, Washington	Leased	May 4, 2008
We currently own or lease real property sufficient for our business operations, although we may need to own or lease additional real property in the future.
LEGAL PROCEEDINGS
Quake
On February 24, 2005, Quake Global, Inc. filed a four-count action for damages and injunctive relief against ORBCOMM LLC, our wholly owned subsidiary, Stellar, and Delphi Corporation, in the U.S. District Court for the Central District of California, Western Division. The action alleges antitrust violations, breach of contract, tortious interference and improper exclusive dealing arrangements. Quake claims damages in excess of $15 million and seeks treble damages, costs and reasonable attorneys’ fees, unspecified compensatory damages, punitive damages, injunctive relief and that we be required to divest ourselves of the assets we had acquired from Stellar and reconstitute a new and effective competitor. On April 21, 2005, we filed a motion to dismiss or to compel arbitration and dismiss or stay the proceedings, which the District Court denied. On July 19, 2005, we and Stellar took an interlocutory appeal as of right to the Court of Appeals for the Ninth Circuit from the denial of our motion to dismiss. The appeal has been fully briefed and oral argument is expected in or around the fourth quarter of 2006. On December 6, 2005, we filed our answer and counterclaims to Quake’s complaint.

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Separately, we served notices of default upon Quake in July and September 2005 under our Subscriber Communicator Manufacturing Agreement. On September 23, 2005, we commenced an arbitration with the American Arbitration Association seeking (1) a declaration that we have the right to terminate our Subscriber Communicator Manufacturing Agreement with Quake; (2) an injunction against Quake’s improperly using the fruits of contractually-prohibited non-segregated modem design and development efforts in products intended for use with the systems of our competitors; and (3) damages. Quake has filed an answer with counterclaims to our claims in the arbitration. The arbitration hearing is currently being scheduled for the week of November 13, 2006.
ORBCOMM Asia
On September 30, 2005, ORBCOMM Asia Limited, or OAL, delivered to us, ORBCOMM Holdings LLC, ORBCOMM LLC, Jerome Eisenberg, our Chairman of the Board, Chief Executive Officer and President, and Don Franco, a former officer of ours, a written notice of its intention to arbitrate certain claims of breach of contract and constructive fraud related to the Memorandum of Understanding dated May 8, 2001 and seeking an award of $3.2 million in actual and compensatory damages and $5 million in punitive damages. On May 10, 2006, OAL quantified its lost profit claim at $27.6 million. We believe OAL is approximately 90% owned by Gene Hyung-Jin Song, who is also a stockholder of ours. See “Certain relationships and related party transactions— ORBCOMM Asia Limited”. On October 13, 2005, we, ORBCOMM Holdings LLC, ORBCOMM LLC, Jerome Eisenberg and Don Franco received notification from the International Centre for Dispute Resolution, a division of the American Arbitration Association, that it had received the demand for arbitration from OAL. On October 19, 2005, ORBCOMM Inc., ORBCOMM Holdings LLC, ORBCOMM LLC, Jerome Eisenberg and Don Franco filed a petition, by order to show cause, in New York Supreme Court seeking a stay of the arbitration as to all parties other than OAL and ORBCOMM LLC on the ground that those parties were not signatories to the Memorandum of Understanding which contains the arbitration provision upon which the arbitration was based. By order dated January 31, 2006, the Supreme Court of the State of New York permanently stayed the arbitration as to all parties other than ORBCOMM LLC and OAL. The arbitration hearing on the claims between OAL and ORBCOMM LLC is currently scheduled for June 8-9, 2006. See “Certain relationships and related party transactions—ORBCOMM Asia Limited”.
We are subject to various other claims and assessments in the normal course of our business. While it is not possible at this time to predict the outcome of the litigation discussed above with certainty and while some lawsuits, claims or proceedings may be disposed of unfavorably to us, based on its evaluation of matters which are pending or asserted our management believes the disposition of such matters will not have a material adverse effect on our business, financial condition or results of operations. An unfavorable ruling could include money damages or injunctive relief. There is the possibility of a material adverse impact on the results of operations of the period in which the matter is ultimately resolved, if it is resolved unfavorably, or in the period in which an unfavorable outcome becomes probable and reasonably estimable.

The ORBCOMM communications system
OVERVIEW
Our data communications services are provided by our proprietary two-way satellite system, which is designed to provide “near-real-time” and “store-and-forward” communication to and from both fixed and mobile assets around the world.
Our system has three operational segments:

†	The space segment, which consists of a constellation of 30 operational satellites in multiple orbital planes between 435 and 550 miles above the Earth;

†	The ground and control segment, which consists of thirteen operational gateway earth stations that send signals to and receive signals from the satellites, five gateway control centers that process message traffic and forward it through the gateway earth stations to the satellites or to appropriate terrestrial communications networks for transmission to the back-office application or end-user and the network control center (including two of the five gateway control centers) located in Dulles, Virginia, which monitors and manages the flow of information through the system and provides the command, control and telemetry functions to optimize satellite availability; and

†	The subscriber segment, which consists of the subscriber communicators used by end-users to transmit and receive messages to and from their assets and our satellites.
For most applications using our system, data is generated by an end-user application and transferred to a subscriber communicator, which reformats the data and transmits it to the next satellite that comes into view. The data is routed by the satellite to the next gateway earth station it successfully connects to, which in turn forwards it to the associated gateway control center. Within the gateway control center, the data is processed and forwarded to its ultimate destination after acknowledgement to the subscriber communicator that the entire data message content has been received. The destination may be another subscriber communicator, a pager, a cellular phone, a corporate resource management system or any personal or business Internet e-mail address. In addition, data can be sent in the reverse direction (a feature which is utilized by many applications to remotely control assets).
When a satellite is in view of and connected to a gateway earth station at the time it receives data from a subscriber communicator, a transmission is initiated to transfer the data in what we refer to as “near-real-time” mode. In this “near-real-time” mode, the data is passed immediately from a subscriber communicator to a satellite and onto the gateway earth station to the appropriate control center for routing to its final destination. When a satellite is not immediately in view of a gateway earth station, the satellite switches to a store-and-forward mode to accept data in “GlobalGram” format. These GlobalGrams are short messages (consisting of data of up to approximately 200 bytes) and are stored in a satellite until it can connect through a gateway earth station to the appropriate control center. The automatic mode-switching capability between near-real-time service and GlobalGram service allows the satellite network to be constantly available to subscriber communicators worldwide regardless of their location.
End-user data can be delivered by the gateway control center in a variety of formats. Communications options include private and public communications links to the control center, such as standard Internet, dedicated telephone company and VPN-based transports. Data can also be received via standard e-mail protocols with full delivery acknowledgement as requested, or via our Internet protocol gateway interface in HTML and XML formats. Wherever possible, our system makes use of existing, mature technologies and conforms to internationally accepted standards for electronic mail and web technologies.

The ORBCOMM communications system

SPACE SEGMENT
At present, we have thirty operational satellites in six orbital planes providing worldwide coverage. We have authority under our FCC licenses to operate up to a total of forty-eight satellites. Additional satellites we launch will further reduce our network latency and enhance service levels for our customers.
Planes A, B, C and D, our primary planes, contain six to eight satellites each, constitute the main part of the constellation and provide the coverage to regions between approximately 60 degrees north and south latitudes. The orbits are designed to provide optimum coverage between 20 and 55 degrees latitude in both the Northern and Southern hemispheres, which include the principal economic centers of the world. Planes F and G contain one satellite each and provide polar coverage.
Unlike geostationary satellites, our satellites are relatively small in size, weighing less than one hundred pounds and measuring only forty-two inches in diameter and six inches in height before deployment. The relatively small size of our satellites is made possible by the fact that our first-generation satellites do not require a propulsion system (although a small propulsion system is installed) to maintain the satellites in the appropriate orbit and have significantly lower power requirements as compared to geostationary satellites.
Our satellites are equipped with a VHF and Ultra High Frequency, or UHF, communication payload capable of operation in the 137.0-150.05 MHz and the 400.075-400.125 MHz bands. The use of the system uplink (Earth-to-space) spectrum is managed by an on-board computer that employs the ORBCOMM-pioneered Dynamic Channel Activity Assignment System, or DCAAS. DCAAS continuously scans the authorized spectrum, identifies frequencies in use by other users of the frequency band and assigns subscriber communication uplink channels to minimize interference. DCAAS changes the uplink frequency at least every 15 seconds, which allows our system to coexist with the current users of the VHF frequency band, and limits interference to acceptable levels.
The gateway earth stations and the subscriber communicators communicate with the satellites in the same VHF band, thus eliminating the design complexity, as well as the associated bulk, power and cost of supporting multiple communication equipment on a single satellite. Our satellites also contain packet-routing communications capability, including a limited store-and-forward capability.
Satellite Health. We believe that our satellite performance remains stable and sufficient for the use of our customers. Our satellite availability, or the percentage of time that a satellite is available to pass commercial traffic, was 97% for the first three months of 2006. Twenty-three of the thirty operational satellites have aggregate average availability over 99.4%. With the high probability of several satellites in view at any one time, especially in the primary coverage area, and the constant motion of the satellites, the time a satellite is unavailable is relatively insignificant.
Due to our satellite constellation architecture, which consists of numerous independent satellites, our space segment is inherently redundant and service quality is not significantly affected by individual satellite failures. Of the original 35 satellites launched since 1995, one early prototype reached its anticipated operational life and four other satellites experienced failures in their early stages rendering them unable to provide commercial service. Our system has experienced minor degradation over time, equal to less than 0.5% over the past four years (excluding four satellites that have slightly lower commercial service capability). The last mission-ending failure occurred in October 2000, prior to our acquisition of the satellite constellation, when a satellite experienced a processor malfunction. These failures are less than anticipated failure rates and demonstrate the benefits of a distributed satellite system architecture like ours.

The ORBCOMM communications system

The following chart provides an overview of our satellite constellation, including the availability of the individual satellites, the intended date of launch for its replacement satellite and other information regarding the operational status of our space segment.

	Availability		Expected
	for 1Q	Launch	Replacement
Sat ID	2006	Date	Launch Date	Satellite Operational Status

A1	99.7%	Dec-97	4Q ’07	Antenna anomaly reduces communications capabilities
A2	96.3%	Dec-97	4Q ’07	Antenna anomaly reduces communications capabilities
A3	97.8%	Dec-97	4Q ’07	Antenna anomaly and subscriber transmitter burn-out reduces communications capability
A4	99.6%	Dec-97	*	Antenna anomaly reduces communications capabilities
A5	99.5%	Dec-97	*	Antenna anomaly reduces communications capabilities
A6	99.2%	Dec-97	4Q ’07	Antenna anomaly reduces communications capabilities
A7	98.2%	Dec-97	4Q ’07	Antenna anomaly and subscriber transmitter burn-out reduces communications capability
A8	98.2%	Dec-97	4Q ’07	Antenna anomaly and subscriber transmitter burn-out reduces communications capability
B1	99.6%	Aug-98	3Q ’08	Antenna anomaly reduces communications capabilities
B2	99.7%	Aug-98	3Q ’09	Normal operation
B3	99.6%	Aug-98	3Q ’09	Normal operation
B4	99.7%	Aug-98	*	Normal operation
B5	99.6%	Aug-98	3Q ’08	Antenna anomaly reduces communications capabilities
B6	99.8%	Aug-98	*	Normal operation
B7	99.6%	Aug-98	3Q ’10	Normal operation
B8	99.3%	Aug-98	3Q ’10	Normal operation
C1	83.1%	Sep-98	3Q ’08	Piece part failure limits ‘nighttime’ operation
C2	99.6%	Sep-98	3Q ’08	Normal operation
C3	99.6%	Sep-98	3Q ’09	Normal operation
C4	99.8%	Sep-98	3Q ’09	Normal operation
C5	99.5%	Sep-98	3Q ’10	Normal operation
C7	99.3%	Sep-98	3Q ’10	Normal operation
D2	99.8%	Dec-99	3Q ’08	Battery anomaly limits ‘nighttime’ operation
D3	99.7%	Dec-99	3Q ’09	Normal operation
D4	69.7%	Dec-99	3Q ’08	Battery anomaly prevents ‘nighttime’ operation
D6	99.6%	Dec-99	3Q ’09	Normal operation
D7	99.7%	Dec-99	3Q ’10	Normal operation
D8	99.8%	Dec-99	3Q ’10	Antenna anomaly reduces communications capabilities
F2	79.8%	Apr-95	3Q ’06	Central processor occasionally stops operating
G2	99.4%	Feb-98	*	Antenna anomaly reduces communications capabilities

*	Next-generation replenishment plan requires only six satellites per orbital plan. Replacement launch dates noted with an asterisk are not currently planned. If market demands increase or lower latencies are required, we may exercise any options we may have to acquire additional satellites to supplement or expand our constellation.
Recent Upgrades. Beginning in 2002, we implemented several operational changes and software updates that we believe have enhanced the expected life of the satellites. The majority of these changes focused on extending the life of the primary life-limiting component— the nickel hydrogen batteries— which power the satellites. Battery lifetime is a function of the number of discharge cycles (when power stored in the batteries is used) and the amount of power used during each such discharge cycle or depth of discharge, or DOD. Satellites experience a discharge cycle on nearly every orbit because they enter an eclipse period when the Earth is between the satellite and the sun, or an “Eclipse Period”. Since the constellation configuration is constant, the number of discharge cycles cannot be

The ORBCOMM communications system

altered. The battery lifetime improvements are focused primarily on reducing DOD. This was accomplished by reducing the power consumption during an Eclipse Period.
The subscriber transmitter and the battery heaters are the highest power consumption devices on the satellite and the primary devices affecting DOD. The subscriber transmitter provides the system downlink communication from the satellite to a subscriber communicator. During an Eclipse Period the radio frequency energy needed to establish a connection with a subscriber communicator is greatly reduced because radio frequency interference generated by terrestrial users within our VHF band is very low. We took advantage of this condition to implement a power saving mode which reduces the subscriber transmitter output power during an Eclipse Period, thus reducing DOD.
In order to maintain operations within the batteries’ fairly narrow temperature-operating band, heaters installed on the batteries were designed to automatically turn on when the battery temperature dropped below a specified level. We were able to reprogram the satellites to turn on the heater to pre-heat the batteries prior to an Eclipse Period when the satellite is operating under solar power and then turn off the heaters during an Eclipse Period. This allows the batteries to maintain a temperature within the operating band through the Eclipse Period without the need to use the batteries to power the heaters. The combination of reduced transmitter and heater power has significantly reduced the DOD. We believe these changes have increased our estimated satellite lifetime to nine to twelve years.
Replacement Satellites. Although these lifetime-enhancing upgrades and constellation changes have delayed the need for additional satellites, we recognize that a next-generation of satellites will be necessary for us to continue to provide our services in the future. We believe our next-generation of satellites should adhere to the following requirements: (1) backwards compatibility so that current subscriber communicators do not have to be replaced; (2) an increased individual satellite design lifetime; (3) increased satellite communications capacity; and (4) increased propulsion for multiple plane replenishment on a single launch and to meet new FCC de-orbit guidelines which call for us to remove our satellites from orbit within 25 years of such satellite’s end of life. Our current intention is to replenish our constellation in a number of phases. First, we are under contract with the United States Coast Guard to conduct a demonstration test to validate the ability to receive AIS signals from marine vessels over 300 tons using a single satellite that also satisfies full functionality with our communications system. The satellite is in the final integration and test phase with a planned launch in the third quarter of 2006. Second, we intend to conduct a “quick-launch” by the end of 2007 to replace our Plane A satellites with six satellites with slightly upgraded communication capability. Finally, we intend to launch at least 18 next-generation satellites with increased communications capabilities beginning in 2008. As a result, through a series of five launches, we intend to add at least 25 quick-launch and next-generation satellites. Flexibility in the number of satellites per launch, the number of satellites inserted into each plane and target plane will allow us to modify our plans within just a couple of months before launch. In addition, we intend to require our satellite manufacturers to include options for additional satellites that can be launched on an accelerated schedule if the market demands such an increase or if lower latencies are required or to mitigate a launch failure.
On April 21, 2006, we entered into an agreement with Orbital Sciences Corporation to supply us with the payloads for our six quick-launch satellites, with options for two additional payloads. The firm fixed price for the six payloads is $17 million, or up to a total of $21.4 million if the options for the two additional payloads are exercised, subject to price adjustments for late penalties and on-time or early delivery incentives. Orbital Sciences Corporation built our current fleet of 30 satellites and will be reusing much of the existing technology that was developed for those satellites. These new payloads will be augmented with an AIS receiver for supporting global maritime navigation objectives as well as an additional set of receivers to increase the messaging capacity of each new satellite.

The ORBCOMM communications system

We are using a competitive bid process in selecting a satellite or launch services provider, and as a result, we believe this will improve our ability to negotiate the best price for our next-generation satellites. Several manufacturers have already expressed an interest in building the next-generation satellites and are willing to perform some up-front work prior to the bidding process. In order to meet the 2007 anticipated launch date of our quick-launch satellites, we commenced the bidding process at the end of 2005, and awarded the payload contract in April 2006 and plan to award the satellite bus and launch services contracts in the third quarter of 2006. Following this award, we plan to start negotiations for the next-generation satellites and plan to award contracts in mid-to-late 2006.
GROUND/ CONTROL SEGMENT
The ground segment consists of gateways strategically located throughout the world. The role of each gateway is to provide access to the space segment and to interface with public and private data networks including the Internet. The major elements of the ground and control segment include:

†	a gateway earth station, which consists of two radomes, with enclosed VHF tracking antennas, one of which is largely redundant, and associated pedestals, controllers and radio equipment, an uninterruptible power source and a back-up power generator;

†	an associated gateway control center, which processes the data and provides the interconnection to the terrestrial communications networks; and

†	a network control center which manages the gateway elements and monitors and controls the satellites.
The gateway earth station-to-satellite links have been designed to make use of single uplink and downlink channels for all of the satellites using a Time Division Multiple Access, or TDMA, protocol which permits gateway earth stations to communicate with satellites and providing a simple handover of a satellite from gateway earth station to gateway earth station under the centralized control of the gateway control center.
Providing services using our system in a particular region requires an appropriately located gateway earth station, unless GlobalGram operation is used by the operator of the subscriber communicator. Gateway earth stations connect to satellites above a maximum of five degrees elevation and cover a large, approximately circular footprint with a radius of approximately 3,300 miles. Command, control and monitoring of gateway earth stations is provided by the associated gateway control center. The North American gateway control center is located in Dulles, Virginia, and currently services five gateway earth stations located in New York, Arizona, Georgia, Washington and Curaçao serving the United States, Canada, Mexico, the Caribbean, Greenland and a portion of South America. The European gateway control center is also located in Dulles, Virginia, and currently services four gateway earth stations located in Italy, Kazakhstan, Malaysia and Morocco. Additionally, we have operational gateway control centers located in Brazil, Japan and South Korea, as well as their associated gateway earth stations located in those same countries. The Brazilian gateway control center also controls the Argentine gateway earth station. We recently installed a new gateway earth station in Kazakhstan and restored a gateway earth station in Malaysia. We plan to install additional gateway earth stations in Australia, South Africa, Sub-Saharan Africa, the Middle East, Turkey, India, China, Indonesia, Russia and Taiwan, subject to our obtaining, or our international licensees or country representatives obtaining, the necessary regulatory approval and financing.
The core control segment of our system is housed at the network control center in Dulles, Virginia. The control segment currently houses the gateway control centers for North America and Europe, and includes a network management system, which monitors the status of all network elements, and a space vehicle management system. The existing network control center is equipped with fault-tolerant

The ORBCOMM communications system

hardware. Standard building power is supplemented with both an uninterruptible power supply system and an automatic emergency generator. Through the network control center, operations staff has the ability to command, control and monitor all satellite assets and certain gateway earth stations through the gateway control centers we control.
We are planning to upgrade our architecture by connecting other gateway earth stations to gateway control centers located at the network control center in Dulles, Virginia. The connection of gateway earth stations in Curaçao, Morocco and Italy was completed in 2003-2004. Provisioning of subscriber communicators on the North American and European gateway control centers is currently being performed in Dulles, Virginia. In 2005, we centralized all other operations related to those gateway control centers. In addition, all future gateway earth stations are expected to be connected through and operated by gateway control centers located at the network control center in Dulles, Virginia, unless local regulations require a local gateway control center. Connecting such gateway earth stations to gateway control centers located at the network control center improves the network for the following reasons:

†	Improved roaming capability for end-users. Centralized provisioning provides simplified access for end- users to all of North America, South America, North Africa and Europe.

†	Centralized view of worldwide satellite coverage. The network control center will have a centralized view of worldwide satellite coverage in areas serviced by gateway earth stations around the globe. This will provide us with improved control of satellites and the ability to respond quickly to space anomalies.
Today, the day-to-day operation of a gateway control center requires multiple personnel to be present 24 hours a day, 365 days a year. International gateway control center staff requirements will be reduced with the realization of this centralized design plan, and consequently, our international licensees expect their operating expenditures to decrease as their staffing requirements are reduced.
Gateway Health. We believe that the functionality of the ground segment of our system remains stable and sufficient for the use of our customers. The gateway earth stations in the United States are performing well. Several infrastructure upgrades have been completed over the past few years including software supports between the gateway earth stations and the network control center, improved power conditioning and control, and improved remote monitoring.
In general, our international gateway control centers are stable. Our gateway control centers located in Brazil, Korea and Japan have all regularly exceeded 95% availability on a month-to-month basis. In addition, the majority of our international gateway earth stations are performing well. While we intend to continue to proactively provide preventative maintenance and training to the international operators of gateway earth station and gateway control center segments, we believe that our international ground segment components remains sufficient to provide a consistent level of availability and quality for the use of our customers.
SUBSCRIBER SEGMENT
The subscriber segment consists of various models of subscriber communicators, some of which are intended for general use and some of which are designed to support specific applications. The subscriber communicator models include:

†	vehicle-powered subscriber communicators that accept wide input voltage ranges;

†	subscriber communicators that have built-in application processors which allow customers to write specific applications;

The ORBCOMM communications system

†	a simple modem that has only power and serial data inputs, which are used for fixed site applications where global positioning system, or GPS, is not needed, or in applications where we are replacing an existing communications device such as cellular communications device; and

†	full-featured devices that include application processor, multiple inputs, battery charger, GPS and weather- tight enclosure.
The subscriber communicators targeted for M2M industrial applications are designed to interface with sensors or control devices through a variety of industry-standard interfaces. In addition to supporting our own serial interface, subscriber communicators with application processors have been programmed to interface with external devices in that device’s native serial data structure, eliminating the need for an external translation device. They are usually enclosed in specialized, heavy-duty packaging enabling the units to operate even in extreme environmental conditions.
For many mobile applications, the addition of GPS functionality allows not only the tracking of assets, but the capability to add geo-fencing features into the subscriber communicator. Utilizing GPS and application programming, users can receive alerts when their remote assets are moving or when their assets have entered or exited a defined area. The subscriber communicators targeted for the messaging market incorporate interfaces such as integrated keyboards or touch-sensitive screens. Subscriber communicators used for asset tracking are usually equipped with GPS receivers, permitting the user or application to determine the subscriber communicator’s location anywhere in the world.
Our subscriber communicators have also been integrated with other communication devices to provide dual-mode solutions that are compatible with multiple cellular networks. These dual-mode solutions allow us to augment the primary communications path and ensure that remote data is transmitted on our network when the subscriber communicator is located outside the cellular network’s coverage area.
To ensure the availability of subscriber communicators having different functional capabilities in sufficient quantities to meet demand, we have provided extensive design specifications and technical and engineering support to our subscriber communicator manufacturers. We have three subscriber communicator manufacturers: Mobile Applitech, Inc., Quake Global, Inc. and our Stellar Satellite Communications, Ltd. subsidiary. Stellar’s newest model of subscriber communicators are being designed and manufactured by Delphi, a subsidiary of Delphi Corporation, a tier one automotive supplier. As part of our arbitration proceeding instituted against Quake we are seeking a declaration that we have the right to terminate our subscriber communicator manufacturing agreement with Quake.
In many cases, the manufacturers are working on their third or fourth generation designs and have incorporated application specific integrated circuits, or ASICs, into their subscriber communicators. The inclusion of ASICs has reduced the cost while increasing the performance of subscriber communicators.
SYSTEM STATUS
Our satellites are distributed in multiple planes and at various inclinations to maximize geographic coverage and concentrate the service over regions with the most demanding data delivery and latency requirements. In these regions, we believe that in the majority of cases, messages will be transmitted from the subscriber communicator to a gateway earth station in less than forty-five seconds for six byte messages. Satellite coverage is provided to the entire globe, but because of the constant movement of our satellites, coverage over a given point varies depending on the position of the subscriber communicator relative to the satellites. We believe these performance results are well within acceptable parameters for the commercial use of our system by our current customers. Moreover, we expect that performance will improve as we deploy our next-generation satellites and further reduce the latency on our network.

The ORBCOMM communications system

Sending messages in near-real-time also requires that a satellite be connected to a gateway earth station at the time the message is received by the satellite from the subscriber communicator. There are currently thirteen gateway earth stations deployed around the world. Territories outside those covered by these gateway earth stations are currently served exclusively by GlobalGram service (messages are stored in the satellite until it reaches the next gateway earth station, where they are downloaded and, distributed as required by the user).
Network capacity
Although the capacity of a messaging system can be measured in a number of different ways, we believe the maximum sustainable rate of message processing, or throughput, is the most relevant measure for our business. For our system, this rate is highly dependent on the type and size of messages, as well as the geographic distribution of our customers’ subscriber communicator units and the temporal distribution of their messages. Our current system is able to support our existing global customer base and we believe that our system will be able to support any increases currently anticipated through the expected launch dates of our quick-launch and next-generation satellites. Each major component of our system is scalable, and our system upgrade and capital expenditure plans are designed to ensure that system capacity stays well ahead of anticipated customer demand.
The communication link between the subscriber communicator and the satellite is the portion of our system that most directly limits the capacity of our network. The communications protocol employs three different subscriber communicator to satellite links, one downlink and two uplinks. One uplink is used chiefly for message initiation, short messages and acknowledgements, while the second is reserved for transmitting the content of longer messages. Each satellite has six subscriber receiver channels, each of which can be configured to service either uplink type. This capability provides us with the flexibility to tune the satellites to the message volume, thereby maximizing throughput.
In response to an analysis in 2005 indicating that our message processing efficiency was sub-optimal, we are modifying system configuration mechanisms and software to improve the capacity of our communications system.
In addition, we can increase network capacity by deploying additional satellites with enhanced subscriber uplink capacity. Our current FCC license permits us to operate 18 additional satellites in addition to our existing 30-satellite constellation. Beginning in the third quarter of 2006, we intend to launch the first of our planned 25-satellite replenishment and enhancement program, including six quick-launch satellites in the end of 2007 and our next-generation satellites beginning in 2008. Each of the quick-launch satellites will have 13 subscriber receiver channels and each of the next-generation satellites will have at least 27 subscriber receiver channels, which is expected to improve the subscriber communicator-to-satellite uplink capacity and overall throughput on our network.
Finally, frequency spectrum can be a concern for some systems. However, we currently have sufficient spectrum authorized to accommodate our next-generation satellite system. Additional spectrum in our VHF band has been abandoned by our failed satellite-based competitors and may be made available for our use by the FCC.
OUR TECHNOLOGY
Non-interference generally
Our system operates both in the United States and in other countries using radio frequency spectrum in the range of 137-150 MHz, along with use of a timing channel downlink at 400.1 MHz. Specific frequency band portions used within this range are allocated on a co-primary basis by the International Telecommunication Union, or the ITU, in the International Table of Frequency

The ORBCOMM communications system

Allocations or the International Table, for use by Below 1 GHz Band Low-Earth Orbit Mobile Satellite Service systems (also known as little LEO systems). Under International Table provisions, the uplink operations of little LEO systems may not interfere with or constrain the growth of certain other co-primary-allocated services operating in the same frequency bands and little LEO systems may not claim interference protection from those other co-primary services, including military push-to-talk terrestrial radios in the uplink band and meteorological satellites in the downlink bands. We believe that our Dynamic Channel Activity Assignment System, or DCAAS, which is specifically designed to avoid uplink interference to and from terrestrial, land mobile or other services allocated by the ITU on a co-primary basis, allows the system to operate in compliance with all of these non-interference restrictions, while fully meeting our service objectives. DCAAS avoids uplink interference by scanning the system’s uplink band approximately every five seconds searching for actively used channels and then assigning subscriber traffic to specific frequencies for the next five-second period based on its assessment of the least used frequencies at the time of the previous scan. Experience to date with nearly ten years of operations has validated the effectiveness of DCAAS in avoiding instances of interference resulting from our subscriber uplink transmissions, although there is no guarantee that harmful interference will not become an issue in the future.
REGULATION OF THE SYSTEM IN THE UNITED STATES
Initial FCC authorization
Any entity seeking to construct, launch, or operate a commercial satellite system in the United States must first be licensed by the FCC. In 1994, ORBCOMM Global L.P. was granted authority to construct, launch and operate a constellation of 36 little LEO satellites (which we refer to as the Space Segment License). In 1995, the FCC separately granted ORBCOMM Global L.P. additional licenses with initial terms of 10 years to: (1) operate four United States gateway earth stations; and (2) deploy and operate up to 200,000 subscriber communicators in the United States. The initial ten-year Space Segment License term commenced on April 11, 1995, upon submission to the FCC of certification that the first two system satellites had been successfully deployed into orbit. In May 2003 the FCC extended all space station licenses to a term of 15 years, so that the Space Segment License will expire on April 10, 2010. The Space Segment License is currently held by ORBCOMM License Corp., a wholly owned subsidiary of ours.
Subsequent system expansion and modification
In March 1998, as part of the little LEO second processing round, the FCC authorized an expansion of our system from 36 to 48 satellites. The FCC also authorized us to use additional downlink frequencies and approved certain other system orbit modifications, subject to certain conditions. Subsequently, the FCC approved additional modifications to the orbital configuration of the system to facilitate improved coverage and system performance. In January 2006, we filed an application with the FCC to increase the number of subscriber communicators in the United States covered by the blanket license from 200,000 to 1,000,000. We anticipate that the FCC will act on our modification request in June 2006; however, there can be no assurance that the modification will be granted on a timely basis or at all. As we launch our next-generation satellites, we may seek to continue operating our existing first-generation satellites to the extent they are still able to provide functionality. This may require us to seek FCC authorization for short-term experimental licenses or special temporary authority to continue to operate these first-generation satellites if we exceed our currently authorized 48 satellite limit.
Our Coast Guard demonstration satellite, scheduled for launch in the third quarter of 2006, carries a standard ORBCOMM payload in addition to the AIS receiver for the U.S. Coast Guard. Our current FCC license permits the operation of replacement satellites that are “technically identical” to those

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already licensed, and because the addition of AIS receive capability does not materially change the satellite’s transmission capabilities, we believe that our existing license grants us authorization to operate this satellite. As a precautionary measure, in March 2006 we also submitted an application to the FCC for authorization to operate the Coast Guard demonstration satellite under an experimental license, although there is no assurance that the FCC will grant the requested authorization. We expect the FCC to act on this application by the end of June 2006.
FCC license conditions
We believe that our system is currently in full compliance with all applicable FCC rules, policies, and license conditions. Although we did not construct and launch the additional twelve satellites authorized in the second processing round by the March 2004 deadline, we timely filed for a three-year extension of the deadline. However, there can be no assurance the FCC will grant the extension, in which case we would need to re-apply for authority to expand our satellite constellation above the originally-authorized 36 satellites. We believe that we will continue to be able to comply with all applicable FCC requirements, although we cannot assure you that it will be the case. Our next-generation satellites will have additional capabilities, and the transmission characteristics will differ from our current satellites. These new satellites may also operate on additional frequency ranges beyond those authorized in our current license. The use of additional frequencies and/or transmission differences of the next-generation satellites would render them not “technically identical” to our current satellites. As a result, a license modification will be required for our next-generation satellites and may be required for our quick-launch satellites. In the past, we have applied for, and have been granted, several license modifications and do not have any reason to believe that the FCC will deny such a modification application in the future. There is no assurance, however, that the FCC will grant any future modification applications.
Access in the United States to certain portions of the uplink and downlink spectrum assigned to our system was made subject to possible future spectrum sharing arrangements with as many as four other little LEO systems that the FCC conditionally authorized in March 1998. Actual implementation of any of these frequency sharing arrangements is governed by, among other things, successful completion of frequency coordination with our system by these other entities, and the timely deployment of operational satellites by one or more of these other license holders, in accordance with their conditional FCC licenses. None of these other four little LEO license holders ever constructed their satellite systems, and the licenses for each of these other systems have been surrendered to the FCC or revoked by the FCC. While other entities could seek to be licensed in the little LEO service by the FCC, to our knowledge no new applications have been submitted to date. If any one or more new entities are licensed and do in fact proceed with system deployment in accordance with the previously established FCC requirements, we believe that there would be no material adverse effect on our system operations, although we cannot assure you it will be the case.
Non-common carrier status
All of our system’s FCC licenses authorize service provision on a “non-common carrier” basis. As a result, the system and the services provided thereby have been subject to limited FCC regulations, but not the obligations, restrictions and reporting requirements applicable to common carriers or to providers of Commercial Mobile Radio Services, or CMRS. There can be no assurance, however, that in the future, we will not be deemed by the FCC to provide services that are designated common carrier or CMRS, or that the FCC will not exercise its discretionary authority to apply its common carrier or CMRS rules and regulations to us or our system.

The ORBCOMM communications system

License transfer and renewal
In May 2002, following receipt of the requisite FCC consent, we acquired the FCC licenses necessary to own and operate our system from an affiliate of ORBCOMM Global L.P. In early 2004, we sought approval from the FCC for a transfer of control in connection with our Series A preferred stock financing described under “Certain relationships and related party transactions— Series A Preferred Stock Financing”. The FCC approved the transfer of control in December 2004, and transfer occurred shortly thereafter.
The initial term of the Space Segment License ends on April 10, 2010. The FCC’s little LEO space segment license renewal rules require a renewal application to be filed three years prior to its expiration. The initial terms of the licenses for the United States gateway earth stations and subscriber communicators expired on May 17, 2005 and June 12, 2005, respectively and we timely filed for renewal of those licenses. The FCC granted renewals for the five gateway earth station licenses and the blanket subscriber communicator license on April 28, 2005 for a fifteen-year term. Although the FCC has indicated that it is positively disposed towards granting license renewals to existing little LEO licensees that comply with its little LEO licensing policies, there can be no assurance that our satellite system license renewal will be granted in the future. In addition, in January 2006, we filed an application with the FCC to increase the number of subscriber communicators in the United States covered by the blanket license from 200,000 to 1,000,000. We anticipate that the FCC will act on our modification request by June 2006; however, there can be no assurance that the modification will be granted on a timely basis or at all.
United States import and export control regulations
We are subject to U.S. import and export control laws and regulations, specifically the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and the trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. We believe that we have obtained all the specific authorizations currently needed to operate our business and believe that the terms of the relevant licenses are sufficient given the scope and duration of the activities to which they pertain.
REGULATION OF OUR SYSTEM IN OTHER COUNTRIES
Communications services
We, the relevant international licensee and/or the relevant international licensee’s country representative in each country outside the United States must obtain the requisite local regulatory authorization before the commencement of service in that country. The process for obtaining the applicable regulatory authorization varies from country to country, and in some instances may require technical studies or actual experimental field tests under the direction and/or supervision of the local regulatory authority. Failure to obtain or maintain any requisite authorizations in any given country or territory could mean that services may not be provided in that country or territory.
Certain countries continue to require that some or all telecommunications services be provided by a government-owned or controlled entity. Therefore, under such circumstances, we may be required to offer our services through a government-owned or controlled entity.
To date the provision of services has been authorized by regulators in jurisdictions where regulatory authority is required in over 75 countries and territories in North America, Europe, South America, Asia and Australia. As part of our international initiative, we are in the process of seeking or assessing the prospect of obtaining regulatory authority in other countries and territories, including China, India, Mexico and Russia. Because our satellites are licensed by the FCC, the scope of the local regulatory

The ORBCOMM communications system

authority in any given country or territory outside of the United States (with the exception of countries where gateway earth stations are located) is generally limited to the operation of subscriber communicator equipment, but may also involve additional restrictions or conditions. Based on available information, we believe that the regulatory authorizations obtained by us, our international licensees and/or their country representatives are sufficient for the provision of commercial services in the subject countries and territories, subject to continuing regulatory compliance. We also believe that additional local service provision authorizations may be obtained in other countries and territories in the near future.
Non-U.S. gateway earth stations
To date, in addition to those in the United States, gateway earth stations have been authorized and deployed in Argentina, Brazil, Curaçao, Italy, Japan, Kazakhstan, Malaysia, Morocco and South Korea. Gateway earth stations are generally licensed on an individual facility basis. This process normally entails radio frequency coordination within the country of operation for the specific frequencies to be used in the designated geographic location of the subject gateway earth station. This domestic frequency coordination is in addition to any international coordination that may be required, as determined by the proximity of the gateway earth station location to foreign borders (see “—International Regulation of Our System— International frequency coordination and notification”). Based on the best available information, we believe that each of the above-listed gateway earth stations authorizations is sufficient for the provision of our commercial services in the areas served by the relevant facilities. We will need additional gateway earth station authorizations in other countries as we install additional gateway earth stations around the world.
Equipment standards
Each manufacturer of the applicable subscriber communicator is contractually responsible to obtain and maintain the governmental authorizations necessary to operate their subscriber communicators in each jurisdiction. Most countries generally require all radio transmission equipment used within their borders to comply with operating standards that may include specifications relating to required minimum acceptable levels for radiated power, power density and spurious emissions into adjacent frequency bands not allocated for the intended use. Technical criteria established by telecommunications equipment standards issued by the FCC and/or the European Telecommunications Standards Institute, or ETSI, are generally accepted, and/or closely duplicated by domestic equipment approval regulations in most countries. All current models of subscriber communicators comply with established FCC standards and many comply with ETSI standards.
INTERNATIONAL REGULATION OF OUR SYSTEM
International frequency coordination and notification
Our use of certain orbital planes and related system radio frequency assignments, as licensed by the FCC, is subject to the frequency coordination and registration process of the ITU. In order to protect satellite systems from harmful radio frequency interference from other satellite communications systems, the ITU maintains a Master International Frequency Register, or MIFR, of radio frequency assignments and their associated orbital locations. Each ITU member state (referred to as an administration) is required by treaty to give notice of, coordinate and register its proposed use of radio frequency assignments and associated orbital locations with the ITU’s Radiocommunication Bureau.
The FCC serves as the notifying administration for the United States and is responsible for filing and coordinating our allocated radio frequency assignments and associated orbital locations for the system with both the ITU’s Radiocommunication Bureau and the national administrations of other countries

The ORBCOMM communications system

in each satellite’s service region. While the FCC, as our notifying administration, is responsible for coordinating the system, in practice the satellite licensee is generally responsible for identifying any potential interference concerns with existing systems or those enjoying date priority and to coordinate with such systems. If we are unable to reach agreement and finalize coordination, the FCC would then assist with such coordination.
When the coordination process is completed, the ITU formally enters each satellite system’s orbital and frequency use characteristics in the MIFR. Such registration notifies all proposed users of frequencies that the registered satellite system is protected from interference from subsequent or non-conforming uses by other nations. In the event disputes arise during coordination, the ITU’s radio regulations do not contain mandatory dispute resolution or enforcement mechanisms and dispute resolution procedures are based on the willingness of the parties concerned to reach a mutually acceptable agreement voluntarily. Neither the ITU specifically, nor international law generally, provides clear remedies if this voluntary process fails.
The FCC has notified the ITU that our system was initially placed in service in April 1995 and that it has operated without any substantiated complaints of interference since that time. The FCC has also informed the ITU that our system has successfully completed its coordination with all countries other than Russia. We expect that we will successfully complete the ITU coordination process with Russia in the near future, at which time the complete system will be formally registered in the MIFR.
If design modifications to future system satellites entail substantial changes to the frequency utilization by the subject system component(s), additional international coordination may be required or reasonably deemed advisable. However, we believe that ITU coordination can be successfully completed in all circumstances where such coordination is required, although we cannot assure you that we will successfully complete such ITU coordination. Failure to complete requisite ITU coordination could have a material adverse effect on our business. Regardless, to date, and to our best knowledge, the system has not caused harmful interference to any other radio system, or suffered harmful interference from any other radio system.

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EXECUTIVE OFFICERS AND DIRECTORS
The following table sets forth certain information concerning each of our executive officers and directors:

Name	Age	Position(s)

Jerome B. Eisenberg	66	Chairman of the Board, Chief Executive Officer and President
John P. Brady	56	Chief Financial Officer
Marc Eisenberg	40	Executive Vice President, Sales and Marketing
Emmett Hume	52	Executive Vice President, International
John J. Stolte, Jr.	46	Executive Vice President, Technology and Operations
Robert Bednarek	47	Director
John Franco	64	Director
Marco Fuchs	42	Director
Ronald Gerwig	59	Director
Robert Gold	47	Director
Leslie Golden	38	Director
Timothy Kelleher	43	Director
Matthew Lesesky	30	Director
Peter Schiff	54	Director

Jerome B. Eisenberg has been our Chairman of the Board since January 2006, and our Chief Executive Officer and President since December 2004. Mr. Eisenberg has been a member of our board of directors since February 2004 and the board of directors of ORBCOMM LLC and ORBCOMM Holdings LLC since 2001. Between 2001 and December 2004, Mr. Eisenberg held a number of positions with ORBCOMM Inc. and with ORBCOMM LLC, including, most recently, Co-Chief Executive Officer of ORBCOMM Inc. Mr. Eisenberg has worked in the satellite industry since 1993 when he helped found Satcom. From 1987 to 1992, he was President and CEO of British American Properties, an investment company funded by European and American investors that acquired and managed various real estate and industrial facilities in various parts of the U.S. Prior thereto, Mr. Eisenberg was a partner in the law firm of Eisenberg, Honig & Folger; CEO and President of Helenwood Manufacturing Corporation (presently known as Tennier Industries), a manufacturer of equipment for the U.S. Department of Defense with 500 employees; and Assistant Corporate Counsel for the City of New York. Mr. Eisenberg is the father of Marc Eisenberg.
John P. Brady is our Chief Financial Officer, a position he has held since July 2004. From February 2001 to April 2004, he served as the Chief Financial Officer of Time Domain, a private semiconductor startup. From May 1999 to December 2000, he was the Chief Financial Officer of Matav, a New York Stock Exchange listed telecommunications company with 16,000 employees. From 1993 to 1999, he was the Vice President of Finance for SBC/ Ameritech. Prior to 1993 he held a wide range of business planning and financial positions with MCI, Wang Laboratories, and Xerox.
Marc Eisenberg is our Executive Vice President, Sales and Marketing, a position he has held since March 2002. He was a member of the board of directors of ORBCOMM Holdings LLC from May 2002 until February 2004. Prior to joining ORBCOMM, from 1999 to 2001, Mr. Eisenberg was a Senior Vice President of Cablevision Electronics Investments, where among his duties he was responsible for selling Cablevision services such as video and internet subscriptions through its retail channel. From 1984 to 1999, he held various positions, most recently as the Senior Vice President of Sales and Operations with the consumer electronics company The Wiz, where he oversaw sales and

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operations and was responsible for over 2,000 employees and $1 billion a year in sales. Mr. Eisenberg is the son of Jerome B. Eisenberg.
Emmett Hume is our Executive Vice President, International, a position he has held since August 2004. Immediately prior to that, Mr. Hume was a member of our board of directors from February 2004 to July 2004. From November 2001 to June 2004, he was Senior Vice President, Global Service Development at SES Global, a Luxembourg-based satellite services company. From December 1997 until November 2001, he was Senior Vice President Marketing and Business Development at General Electric’s Americom satellite business unit, which was acquired by SES in 2001, where he was responsible for regulatory affairs and spectrum coordination. Mr. Hume has over 15 years of experience with terrestrial and satellite wireless data service providers, and has served on the board of a number of industry ventures.
John J. Stolte, Jr. is our Executive Vice President, Technology and Operations, a position he has held since April 2001. From January to April 2001, he held a similar position with ORBCOMM Global L.P. Mr. Stolte has over 20 years of technology management experience in the aerospace and telecommunications industries. Prior to joining ORBCOMM Global L.P., Mr. Stolte held a number of positions at Orbital Sciences Corporation from September 1990 to January 2001, most recently as Program Director, where he was responsible for design, manufacturing and launch of the ORBCOMM satellite constellation. From 1982 to 1990, Mr. Stolte worked for McDonnell Douglas in a number of positions including at the Naval Research Laboratory where he led the successful integration, test and launch of a multi-billion dollar defense satellite.
Robert Bednarek has been a member of our board of directors since February 2004. Mr. Bednarek is the Executive Vice President of SES Global’s Corporate Development department, a position he has held since 2002. Mr. Bednarek was the Executive Vice President and the Chief Technology Officer at PanAmSat Corporation from 1997 to 2002, and Senior Vice President of Engineering and Operations at PanAmSat Corporation from 1990 to 1997. From 1984 to 1990, Mr. Bednarek was the Co-founder and Partner of Rubin, Bednarek & Associates, an engineering consulting company. From 1979 to 1984, he was the Deputy Chief Scientist of the U.S. Corporation for Public Broadcasting.
John Franco has been a member of our board of directors since February 2006, filling a vacancy created by the death of Don Franco. Mr. Franco holds the position of Chairman and Chief Executive Officer at Capital Assurance Corporation, a holding company of Standard Life Insurance Company of Indiana, a position he has held since March 2005. From September 2002 to present, he has served as manager of the venture firm, Capital Prospects, LLC. Prior to that, Mr. Franco was Co-Chairman and Co-Chief Executive Officer of ARM Financial Group, a start-up asset accumulations venture firm from 1993 to 1998 and the manager of the investment firm Dory LLC from 1998 to the present. From 1989 to 1991 he was Chief Executive Officer and Director of ICH Corporation, a life/health insurance conglomerate.
Marco Fuchs has been a member of our board of directors since February 2004. He has also been a member of the board of directors of ORBCOMM LLC since 2001 and of ORBCOMM Holdings LLC from 2001 to February 2004. Mr. Fuchs is currently the Chief Executive Officer and Chairman of the Managing Board of OHB Technology A.G., positions he has held since 2000. From 1995 to 2000, Mr. Fuchs worked at OHB Orbitale Hochtechnologie Bremen-System A.G., first as a Prokurist (authorized signatory) and then as Managing Director. Prior to that, he worked as a lawyer from 1992 to 1994 for Jones, Day, Reavis & Pogue in New York, and from 1994 to 1995 in Frankfurt am Main.
Ronald Gerwig has been a member of our board of directors since January 2006. Mr. Gerwig is currently a director of MH Equity Managing Members, LLC, a position he has held since September 2005. Since November 2000, Mr. Gerwig has been a member of the board of directors and Vice President of Haverstick Consulting, a privately held consulting company serving commercial, state and

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federal clients. From 1980 to 2000, Mr. Gerwig served as Chairman and CEO of Gerwig Investments, Inc., a privately held company with investments in financial services, real estate, multi-unit franchised restaurants and major oil company marketing. From 1966 to 1980, he held various senior management positions with national restaurant organizations.
Robert Gold has been a member of our board of directors since February 2004. Mr. Gold is currently the President and Chief Executive Officer of Ridgewood Venture Management Corp., a position he has held since 1998. Mr. Gold has held various executive positions at the Ridgewood Companies since joining the firm in 1987, including Executive Vice President of Ridgewood Energy from 1990 to the present and Vice President of Ridgewood Energy from 1987 to 1990. In those capacities, he was responsible for investments in the Energy, Power and Environmental industries. Prior to joining Ridgewood, Mr. Gold was a corporate attorney in the law firm of Cleary, Gottlieb, Steen & Hamilton in New York from 1985 to 1987. Mr. Gold also serves on the board of directors of The FeedRoom and SavaJe Technologies.
Leslie Golden has been a member of our board of directors since February 2004. She joined Ridgewood Venture Management Corp. in 2000 and is currently a Managing Director. Prior to that, she worked as a Principal for the Latin America Merchant Bank at Banc of America Securities (formerly NationsBanc Montgomery), from 1997 to 2000. She was a Vice President at Bankers Trust in the Latin America Merchant Bank, from 1992 to 1997. Ms. Golden also worked from 1989 to 1992 as an Analyst at Lehman Brothers.
Timothy Kelleher has been a member of our board of directors since December 2005. He joined Pacific Corporate Group as a Managing Director in 2002, focusing on the firm’s direct investment activities. Prior to joining Pacific Corporate Group, Mr. Kelleher was a Partner and Senior Vice President at Desai Capital Management Incorporated from 1992 to 2002 and held positions at Entrecanales, Inc., L.F. Rothschild & Co. Incorporated and Arthur Young & Co.
Matthew Lesesky has been a member of our board of directors since December 2005. He joined Pacific Corporate Group in July of 2005 and is currently an associate where he focuses on the firm’s direct investment activities. Prior to that, he worked in the Mergers and Acquisitions Group at Citigroup Global Markets from August 2003 to June 2005 and from May 2002 to August 2002. Prior to Citigroup, Mr. Lesesky was at Fusion Ventures, a seed-stage venture capital firm and Andersen Consulting.
Peter Schiff has been a member of our board of directors since February 2004. He was also a member of the board of directors of ORBCOMM Holdings LLC from 2002 until February 2004. Mr. Schiff founded Northwood Ventures LLC in 1983, and has acted first as General Partner and then President since that time. Mr. Schiff worked as an Associate in the venture capital division of E.M. Warburg, Pincus & Co. from 1979 to 1983. Prior to that, he was an Assistant Vice President in the corporate division of Chemical Bank (now J.P. Morgan Chase & Co.). Mr. Schiff serves as a Director of many of Northwood’s portfolio companies. He is Vice Chairman of the Board of Trustees of Lake Forest College and a trustee of the New York Racing Association, and is a member of the Board of Advisors of the Wildlife Conservation Society.
BOARD OF DIRECTORS
Our board of directors is currently composed of ten members. Prior to the completion of this offering, we will reconfigure our board of directors to consist of seven directors, including at least four independent directors. Our board of directors will be classified into three classes of directors serving staggered, three-year terms and directors may be removed only for cause. The terms of the Class I, Class II and Class III directors will expire at the 2007, 2008 and 2009 annual meeting of stockholders, respectively. In addition, in order to ensure compliance with the independence requirements of Nasdaq,

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the composition of the board of directors may change prior to and following the offering. It is our intention to be in full and timely compliance with all applicable rules of Nasdaq and applicable laws, including with respect to the independence of our directors. The following sets forth our board classes as they will exist immediately after completion of this offering:

Class I	Class II	Class III

COMMITTEES OF THE BOARD OF DIRECTORS
Our board of directors has the authority to appoint committees to perform certain management and administration functions. We currently have an audit committee and compensation committee, composed of three members each, which meet informally as directed by our board of directors. Neither our audit committee nor our compensation committee has authority to act on its own, serving primarily in an advisory role to our board of directors on certain matters, subject to the entire board taking action. Pursuant to our bylaws, two seats on each of the committees are filled by directors elected by holders of our preferred stock. The third member of each committee is a director elected by holders of our common stock. Robert Gold, Leslie Golden and Timothy Kelleher are currently serving as members of our audit committee. Leslie Golden, Timothy Kelleher and Peter Schiff are currently serving as members of our compensation committee. MH Investors Satellite LLC has the right to appoint a fourth member of each committee, but has to date not exercised this right.
Our board of directors currently intends to reconstitute the audit and compensation committees and establish a nominating and corporate governance committee. The functions of each of these three committees are described below.
Audit Committee. The audit committee will, among other things:

†	review and oversee the integrity of our financial statements and internal controls;

†	review the qualifications of and, select and recommend to the board of directors the selection of, our independent public accountants, subject to the approval of our stockholders, and review and approve their fees;

†	review and oversee the adequacy of our accounting and financial reporting processes, including our system of internal controls and disclosure controls, and recommendations of the independent accountants with respect to our systems; and

†	review and oversee our compliance with legal and regulatory requirements.
                         ,                          and                          will serve as members of our audit committee. Each of the proposed members of our audit committee meets the independence and financial literacy requirements of the Nasdaq, the SEC and applicable law. All proposed members of our audit committee are able to read and understand fundamental financial statements. The board of directors has determined that                          is an “audit committee financial expert” as defined by the SEC rules.                          will serve as chair of our audit committee.
Compensation Committee. The compensation committee will, among other things:

†	review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the performance of the Chief Executive Officer in light of these goals and objectives and determine and approve the level of the Chief Executive Officer’s compensation based on this evaluation;

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†	determine the base and incentive compensation of senior executives other than the Chief Executive Officer and determine the terms of the employment of senior executives, including the Chief Executive Officer;

†	review, administer, monitor and recommend to the board of directors all executive compensation plans and programs, including incentive compensation and equity-based plans; and

†	evaluate and make recommendations regarding the compensation of non-employee directors and administration of non-employee director compensation plans or programs.
                         ,                          and                          will serve as members of our compensation committee. Each of the proposed members of our compensation committee meets the independence requirement of Nasdaq and applicable law.                          will serve as chair of our compensation committee.
Nominating and Corporate Governance Committee. The nominating and corporate governance committee will, among other things:

†	review and recommend to the board of directors the size and composition of the board, the qualification and independence of the directors and the recruitment and selection of individuals to serve as directors;

†	review and recommend to the board of directors the organization and operation of the board of directors, including the nature, size and composition of committees of the board, the designation of committee chairs, the designation of a Chairman of the Board or similar position, and the distribution of information to the board and its committees;

†	coordinate an annual self-assessment by the board of its operations and performance and the operations and performance of the committees and prepare an assessment of the board’s performance for discussion with the board;

†	in coordination with the compensation committee, evaluate the performance of the chief executive officer in light of corporate goals and objectives; and

†	oversee our corporate governance policies, practices and programs.
                         ,                          and                          will serve as members of our nominating and corporate governance committee. Each of the proposed members will meet the independence requirement of Nasdaq and applicable law.                          will serve as chair of our nominating and corporate governance committee.
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
We do not expect that any of our executive officers will serve as a director or member of the compensation committee of another entity (other than one of our subsidiaries) with an executive officer who serves on our board of directors or our compensation committee.
DIRECTOR COMPENSATION
For the year ended December 31, 2005, the individuals serving on the board of directors who were not our employees did not receive any compensation so long as they were affiliated with, or had a financial interest in, us.
After consummation of this offering, we intend to pay each of our non-employee directors an annual retainer of $            as fees related to their service on our board of directors and an additional annual retainer of $            for each committee on which they serve as a member. Any non-employee director who serves as chair of a committee of the board will receive an additional annual retainer of $            .

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We reimburse all directors for reasonable expenses incurred to attend meetings of our board of directors or committees. In addition, non-employee directors will be eligible to receive option grants to purchase                      shares each under our 2006 long-term incentives plan.
EXECUTIVE COMPENSATION
The following table sets forth all compensation received during each of the specified years by our Chief Executive Officer and our four other most highly compensated executive officers whose total compensation exceeded $100,000 in such fiscal year. These five officers are referred to as the “named executive officers” in this prospectus. The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our salaried employees.
Summary compensation table

	Annual compensation
					Securities
Name and principal				Other annual	underlying
position(s)	Year	Salary	Bonus	compensation(1)	options

Jerome B. Eisenberg	2005	$297,504	$100,000	$13,150	—
Chief Executive	2004	288,764	—	13,150	100,000
Officer and President	2003	240,800	—	8,083
John P. Brady	2005	220,000	35,000	—	—
Chief Financial	2004	107,602	—	—	125,000
Officer(2)
Marc Eisenberg	2005	250,000	65,000	9,047	—
EVP, Sales &	2004	244,056	15,000	9,047	100,000
Marketing	2003	187,500	—	7,579
Emmett Hume	2005	220,000	20,000	9,600	—
EVP, International(3)	2004	86,731	—	3,200	125,000
John J. Stolte, Jr.	2005	175,000	30,000	—	—
EVP, Technology &	2004	170,589	12,750	—	40,000
Operations	2003	156,000	—	—

(1)	Represents car allowances provided to our named executive officers.

(2)	Mr. Brady’s employment with us began in July 2004.

(3)	Mr. Hume’s employment with us began in August 2004.
Option grants in the last fiscal year
No options to purchase our common stock were granted to the named executive officers during the fiscal year ended December 31, 2005.

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Aggregated option exercises in last fiscal year and fiscal year-end option values
The following table sets forth information on unexercised options to purchase our common stock granted to the named executive officers and held by them as of December 31, 2005. No options were exercised during the fiscal year ended December 31, 2005.

	Number of securities
	underlying unexercised		Value of unexercised
	options at		in-the-money options at
	December 31, 2005(1)		December 31, 2005(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Jerome B. Eisenberg	393,750	56,250
John P. Brady	56,250	68,750
Marc Eisenberg	396,875	53,125
Emmett Hume	50,000	75,000
John J. Stolte, Jr.	60,406	16,094

(1)	There was no public trading market for our common stock as of December 31, 2005. Accordingly, these values have been calculated on the basis of the initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, less the applicable exercise price per share, multiplied by the number of shares underlying the options.
EMPLOYMENT AGREEMENTS
Jerome B. Eisenberg. Prior to completion of this offering, we expect to enter into an employment agreement with Jerome B. Eisenberg to serve as our Chief Executive Officer. The initial term of the employment agreement is expected to expire on December 31, 2009, unless terminated earlier pursuant to the terms of the agreement.
Mr. Eisenberg’s employment agreement will provide for an annual base salary of $355,000, effective June 1, 2006, subject to increase at the discretion of our board of directors, and an annual target bonus ranging from 18% to 140% of his base salary based on the achievement of performance targets.
In addition, Mr. Eisenberg will be entitled to receive options to purchase 225,000 shares of our common stock that will vest based on satisfaction of certain performance targets.
Mr. Eisenberg will also be entitled to receive certain severance payments and benefits following a termination of employment under certain circumstances.
John P. Brady. We entered into an employment agreement with John P. Brady to serve as our Chief Financial Officer, effective as of May 5, 2006. The employment agreement expires December 31, 2006, unless terminated earlier pursuant to the terms of the agreement. The employment agreement may be extended by mutual agreement of the parties. Upon the expiration of the agreement’s term, Mr. Brady’s employment with us will terminate.
Mr. Brady’s employment agreement provides for an annual base salary of $225,000, a discretionary bonus, and the eligibility to participate in our employee benefit plan and equity-based compensation plans available generally to our executives. If at any time we hire a new Chief Financial Officer, Mr. Brady will assist us with the transition to the new Chief Financial Officer.
If Mr. Brady is terminated without “cause” (as defined in his agreement), he is entitled to receive a severance payment equal to his base salary for six months, however, such severance payments shall cease upon: (1) Mr. Brady becoming employed by another employer as chief financial officer, or in a

Management

similar position with comparable base salary or (2) becoming re-employed by us. If Mr. Brady voluntarily terminates his agreement or is terminated by us for “cause” or by reason of death or disability, he is not entitled to receive any subsequent payments.
Mr. Brady’s severance payments are conditioned on his executing a release in favor of us. In addition, his employment agreement contains standard covenants relating to confidentiality and assignment of intellectual property rights, a two year post-employment non-solicitation covenant and a one year post-employment non-competition covenant.
Effective May 5, 2006, we amended Mr. Brady’s stock option agreement as follows: (i) options originally granted as incentive stock options will be treated as non-statutory stock options, (ii) all options that are not already exercisable will vest immediately upon the occurrence of: (1) his termination by us without cause, (2) his death or disability, or (3) the natural expiration of the Term, as defined in the employment agreement, and (iii) the period of time in which Mr. Brady must exercise his vested options following a termination of employment is extended until the later of (1) December 31st of the calendar year in which Mr. Brady’s right to exercise the options would have expired but for this extension and (2) the 15th day of the third month following the month in which Mr. Brady’s right to exercise the options would have expired but for this extension.
Marc Eisenberg. Prior to the completion of this offering, we expect to enter into an employment agreement with Marc Eisenberg to serve as our Chief Marketing Officer. The initial term of the employment agreement is expected to expire on December 31, 2009, unless terminated earlier pursuant to the terms of the agreement.
Mr. Eisenberg’s employment agreement will provide for an annual base salary of $315,000, effective June 1, 2006, subject to increase at the discretion of our board of directors, and an annual target bonus ranging from 18% to 140% of his base salary based on achievement of performance targets. In addition, Mr. Eisenberg will be entitled to receive options to purchase 195,000 shares of our common stock that will vest based on satisfaction of certain performance targets. Mr. Eisenberg will also be entitled to receive certain severance payments and benefits following a termination of employment under certain circumstances.
Emmett Hume. We have entered into an employment agreement with Emmett Hume to serve as our Executive Vice President, International, effective as of August 2, 2004. The initial term of the employment agreement is for three years, expiring on August 1, 2007, unless terminated earlier pursuant to the terms of the agreement. The employment agreement may be extended by mutual agreement of the parties. Upon the expiration of the employment agreement’s term, or any extension thereof, Mr. Hume’s employment will continue on an “at will” basis.
Mr. Hume’s employment agreement provides for an annual base salary of $220,000 and eligibility for annual discretionary bonuses and to participate in our employee benefit and equity-based compensation plans. In addition, under his agreement, we granted Mr. Hume options to purchase 125,000 shares of our common stock. If Mr. Hume is terminated without “cause” or resigns for “good reason” (each as defined in his agreement), he is entitled to receive a severance payment equal to his base salary for the greater of (1) the remainder of the agreement’s term or (2) six months after the termination date, plus a prorated bonus for the year in which the termination occurs.
Mr. Hume’s severance payments are conditioned on his executing a release in favor of us. In addition, his agreement contains standard covenants relating to confidentiality and assignment of intellectual property rights, and one year post-employment non-solicitation and non-competition covenants.
John J. Stolte, Jr. Prior to completion of this offering we expect to enter into an employment agreement with John Stolte to serve as our Executive Vice President, Technology and Operations. The

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initial term of the employment agreement is expected to expire on December 31, 2009, unless terminated earlier pursuant to the terms of the agreement.
Mr. Stolte’s employment agreement provides for an annual base salary of $225,000, effective June 1, 2006, subject to increase at the discretion of our board of directors. Mr. Stolte will be entitled to receive certain severance payments and benefits following a termination of employment under certain circumstances.
INDEMNITY AGREEMENTS
Each of our directors and executive officers has entered into an indemnity agreement with us. See “Certain relationships and related party transactions— Indemnity Agreements”.

Management

STOCK OPTION AND OTHER COMPENSATION PLANS
Stock option plans
Securities authorized for issuance under equity compensation plans
The following table provides information, as of December 31, 2005, about shares of our common stock that may be issued upon the exercise of options, warrants and rights granted to employees, consultants or directors under all of our then-existing equity compensation plans.

	Number of		Number of
	securities to be		securities
	issued upon	Weighted average	remaining available
	exercise of	exercise price of	for future issuance
	outstanding	outstanding	under equity
	options, warrants	options, warrants	compensation
	and rights	and rights	plans

Equity compensation plans approved by stockholders
Stock option plans	2,192,561	$2.04	5,159,344
Equity compensation plans not approved by stockholders	—	—	—

Total	2,192,561	$2.04	5,159,344
2004 Stock option plan
The ORBCOMM Inc. 2004 stock option plan was adopted by our board of directors and approved by our stockholders on February 17, 2004. The plan permits grants to be made from time to time as incentive stock options and non-statutory stock options.
Share Reserve. A total of 2,500,000 shares of our common stock has been reserved for issuance under the 2004 stock option plan. Following a qualified initial public offering, options to purchase no more than 50,000 shares may be issued to any individual participant in any calendar year. The shares issuable under the plan will consist of shares of authorized but unissued or reacquired common stock, including shares repurchased by us in the open market. Appropriate adjustments will be made to the number or kind of shares or securities subject to the 2004 stock option plan and available for or covered by the grants and share prices related to outstanding grants in the event of an acquisition, spin-off or reclassification, recapitalization or merger, combination or exchange of shares or other corporate exchange, change of control or similar event, or as required under any option agreement.
Administration. The 2004 stock option plan is administered by our compensation committee, or the board of directors, if there is no compensation committee. Our committee has the power and authority to administer, construe and interpret the plan, to make rules for carrying it out and to make changes to such rules. In order to meet the requirements of Section 162(m) of the Internal Revenue Code and the rules under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, all grants under the 2004 stock option plan will be made following our initial public offering by a committee made up of members who are both “outside directors” as defined for purposes of Section 162(m) and regulations thereunder and “nonemployee directors” as defined for purposes of Section 16.
Grant of Awards. The option plan permits the grant of incentive stock options to employees of ours or any subsidiary of ours and non-statutory stock options to directors, employees, independent contractors, and other persons having a unique relationship with us or any of our affiliates. The committee determines the option exercise price, the option price and such other conditions and restrictions on the grant or exercise of the option as the committee deems appropriate. The terms,

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conditions and limitations of each grant under the plan are set forth in an option agreement in a form which is approved by the committee.
Stock Options. The board of directors or compensation committee shall set the per share exercise price, subject to the following rules:

†	an incentive stock option may not have an exercise price of less than 100% of the fair market value of a share on the date the option is granted;

†	if the aggregate fair market value of a share subject to incentive stock option which is exercisable for the first time during any calendar year exceeds $100,000, then the portion of the incentive stock option in excess of the $100,000 limitation will be treated as a non-statutory stock option; and

†	for any person owning more than 10% of the total combined voting power of all classes of our stock or any subsidiary corporation of ours then the: (i) exercise price of the option may not be less than 110% of the fair market value of the common stock on the date the option is granted, and (ii) such option may not be exercisable after the expiration of five years from the date the option is granted.
Limitations and Conditions. An option granted under the plan may not be exercised more than 10 years after the date it is granted. Payment of the option exercise price must be in cash, or if subsequent to our initial public offering, in shares of our common stock that have been held for at least six months or any combination of cash and shares of our common stock in accordance with the terms of the plan, the option agreement and any applicable guidelines of the compensation committee. Participants do not have any of the rights or privileges of, equityholders of ours in respect of any shares of common stock which may be purchased upon exercise of any grant unless and until certificates representing any such shares have been issued by us to such participants. Prior to our initial public offering, each participant is required to enter into a stockholder agreement with the Company, in a form provided by us, upon the exercise of any option under the plan.
Amendment, Suspension or Termination. The committee may amend, suspend or terminate the 2004 stock option plan and may amend any terms and conditions applicable to outstanding grants as are consistent with the Plan. However, no such action shall be allowed which would increase the aggregate number of shares available for grants under the plan, change the eligible class of individuals, decrease the price of outstanding options, change the requirements relating to the board of directors or compensation committee or extend the term of the plan if stockholder approval is required under the law; or modify a grant in a manner adverse to the participant without the participants consent except as such modification is provided for or contemplated in the terms of the grant.
Change of Control. The committee may, in its absolute discretion and on such terms and conditions as it deems appropriate, provide, either by the terms of such option or by a resolution adopted prior to the occurrence of the change of control, that such option will be exercisable as to all or any portion of the shares subject thereto.
Repurchase Rights. Under the terms of the current forms of the option agreements, we have the right to repurchase the shares acquired upon the exercise of options for a period of three months after the participant ceases to be director, an employee or an independent contractor or other person with a unique relationship to us or any of our affiliates, whichever applies, or three months after the shares for which the option is exercise are acquired, whichever is later. The purchase price per share payable is as follows:

†	if the participant is terminated by us for cause, the amount equal to the lesser of: (A) the fair market value of the shares at the time of the termination of employment; and (B) the exercise price;

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†	if the participant voluntarily terminates employment and such termination occurs prior to the expiration of the holding period for the shares acquired through the exercise of the option, the amount equal to the lesser of: (A) the fair market value of the shares at the time of the termination of employment; and (B) the exercise price;

†	if the participant voluntarily terminates employment and such termination occurs after the expiration of the holding period for the shares acquired through the exercise of the option, the amount equal to the greater of: (A) the fair market value of the shares at the time of the termination of employment; and (B) the exercise price; and

†	if the participant’s employment ceases for any other reason (i.e., death, termination without cause or because the participant is disabled) the amount equal to the greater of: (A) the fair market value of the shares at the time of the termination of employment; and (B) the exercise price.
Transferability. Under the terms of the current forms of the option agreements, awards under the 2004 stock option plan generally may not be assigned or transferred other than by will or the laws of descent and distribution and only the participant may exercise an award during his or her lifetime.
2006 Long-term incentives plan
Prior to the consummation of this offering, our board of directors will adopt, and our stockholders are expected to approve, our 2006 long-term incentives 2006 plan, or the 2006 LTIP. The 2006 LTIP replaces in its entirety our 2006 stock option plan, which will be terminated, and authorizes the delivery of a maximum of 6,962,061 shares of our common stock (subject to adjustment and the other restrictions described below under “—Shares Available”). The 2006 LTIP permits our Compensation Committee to grant awards from time to time as stock options (which may be incentive stock options eligible for special tax treatment or non-qualified stock options), stock appreciation rights (which may be in conjunction with or separate and apart from a grant of stock options), stock, restricted stock, restricted stock units, performance units and performance shares. Any of these types of awards (except stock options or stock appreciation rights, which are deemed to be performance based) may be granted as performance compensation awards intended to qualify as performance based compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.
Purpose; Eligibility. The purpose of the 2006 LTIP is to promote the interests of our company and our stockholders by providing incentive compensation opportunities to assist in:

†	attracting, motivating and retaining employees and non-employee directors; and

†	aligning the interests of our employees and non-employee directors who participate in the 2006 LTIP with the interests of our stockholders.
The 2006 LTIP will remain in effect until all awards under the 2006 LTIP have been exercised or terminated under the terms of the 2006 LTIP and applicable award agreements, provided that awards under the 2006 LTIP may be granted only within ten years from the 2006 LTIP’s effective date.
Stock Options. A stock option is an option to purchase a specific number of shares of our common stock exercisable at such time or times, and subject to such terms and conditions, as the Compensation Committee may determine consistent with the terms of the 2006 LTIP, including the following:

†	The exercise price of an option will not be less than the fair market value of our common stock on the date the option is granted;

†	No option may be exercisable more than ten years after the date the option is granted;

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†	The exercise price of an option will be paid in cash or, at the discretion of the Compensation Committee, in shares of our common stock or in a combination of cash and our common stock; and

†	No fractional shares of our common stock will be issued or accepted.
Incentive stock options, which are options that comply with the requirements of Section 422 of the Code, are subject to the following additional provisions:

†	The aggregate fair market value (determined at the time of grant) of the shares of our common stock subject to incentive stock options that are exercisable by one person for the first time during a particular calendar year may not exceed the maximum amount permitted under the Code (currently $100,000); provided, however, that if the limitation is exceeded, the incentive stock options in excess of such limitation will be treated as non-qualified stock options;

†	No incentive stock option may be granted under the 2006 LTIP more than ten years after the effective date of the 2006 LTIP; and

†	No incentive stock option may be granted to any employee who on the date of grant is not our employee or an employee of one of our subsidiaries within the meaning of Code Section 424(f).
Stock Appreciation Rights. A stock appreciation right, or SAR, is the right to receive a payment measured by the increase in the fair market value of a specified number of shares of our common stock from the date of grant of the SAR to the date on which the participant exercises the SAR. Under the 2006 LTIP, SARs may be (1) freestanding SARs or (2) tandem SARs granted in conjunction with an option, either at the time of grant of the option or at a later date, and exercisable at the participant’s election instead of all or any part of the related option. The payment to which a participant is entitled on exercise of a SAR may be in cash, shares of our common stock valued at fair market value on the date of exercise or a combination of cash and shares our common stock, as the Compensation Committee may determine.
Stock. Shares of common stock may be issued to participants without any restrictions on transfer or other vesting requirements.
Restricted Stock. Shares of restricted stock are shares of our common stock that are issued to a participant subject to restrictions on transfer and such other restrictions on incidents of ownership as the Compensation Committee may determine, which restrictions will lapse at such time or times, or upon the occurrence of such event or events, including but not limited to the achievement of one or more specific goals with respect to our performance, the performance of a business unit (which may but need not be a subsidiary) or the performance of the participant over a specified period of time as the Compensation Committee may determine. Subject to the specified restrictions, the participant as owner of the shares of restricted stock will have the rights of the holder thereof, except that the Compensation Committee may provide at the time of the award that any dividends or other distributions paid with respect to the shares of restricted stock while subject to the restrictions will be accumulated, with or without interest, or reinvested in our common stock and held subject to the same restrictions as the restricted stock and such other terms and conditions as the Compensation Committee shall determine.
Restricted Stock Units. A restricted stock units is an award of a contractual right to receive at a specified future date an amount based on the fair market value of one share of our common stock, subject to such terms and conditions as the Compensation Committee may establish. Restricted stock units that become payable in accordance with their terms and conditions will be settled in cash, shares of our common stock, or a combination of cash and our common stock, as determined by the Compensation Committee. The Compensation Committee may provide for the accumulation of

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dividend equivalents in cash, with or without interest, or the reinvestment of dividend equivalents in our common stock held subject to the same conditions as the restricted stock unit and such terms and conditions as the Compensation Committee may determine. No participant who holds restricted stock units will have any ownership interest in the shares of common stock to which such restricted stock units relate until and unless payment with respect to such restricted stock units is actually made in shares of common stock.
Performance Units. A performance unit is an award denominated in cash, the amount of which may be based on the achievement, over a specified period of time, of one or more specific goals with respect to our performance, the performance of a business unit (which may but need not be a subsidiary) or the performance of a participant to whom the performance units are granted. The annual amount that may be paid to any one participant with respect to performance units will not exceed $15 million per year. The payout of performance units may be in cash, shares of our common stock valued at fair market value on the payout date (or at the sole discretion of the Compensation Committee, the day immediately preceding that date), or a combination of cash and shares of our common stock, as the Compensation Committee may determine.
Performance Shares. A performance share is an award denominated in shares of our common stock, the amount of which may be based on the achievement, over a specified period of time, of one or more specific goals with respect to our performance, the performance of a business unit (which may but need not be a subsidiary) or the performance of a participant to whom the performance shares are granted. The payout of performance shares may be in cash based on the fair market value of our common stock on the payout date (or at the sole discretion of the Compensation Committee, the day immediately preceding that date), shares of our common stock, or a combination of cash and shares of our common stock, as the Compensation Committee may determine.
Performance Compensation Awards. The Compensation Committee may designate any award (other than an option or SAR) at the time of its grant as a performance compensation award so that the award will constitute qualified performance-based compensation under Code Section 162(m), provided that no performance compensation award may be granted to our leased employees or leased employees of our subsidiaries. With respect to each performance compensation award, the Compensation Committee will establish, in writing, a performance period, performance measure(s), performance goal(s) and performance formula(s) within 90 days after the beginning of the performance period. Once established for a performance period or such other period as may be required by Code Section 162(m), such items may not be amended or otherwise modified if and to the extent such amendment or modification would cause the compensation payable pursuant to the award to fail to constitute qualified performance-based compensation under Code Section 162(m).
Awards to Non-Employee Directors. Each of our non-employee directors may be granted from time to time an award with terms and conditions, including restrictions, as determined by our board of directors or by the Compensation Committee.
At such times as it may determine, our board of directors may change (1) the form of any award to our non-employee directors provided for in the 2006 LTIP to any other type of award set forth in the 2006 LTIP and (2) the size and the vesting period of any such award.
Deferrals. The Compensation Committee may require or permit 2006 LTIP participants to defer the issuance or vesting of shares of our common stock or the settlement of awards under rules and procedures it may establish under the 2006 LTIP. The Compensation Committee may also provide that deferred settlements include the payment of, or crediting of interest on, the deferral amounts, or the payment or crediting of dividend equivalents on deferred settlements in shares of our common stock. No deferral will be permitted if it will result in the 2006 LTIP becoming subject to the Employee

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Retirement Income Security Act of 1974, as amended, or ERISA. Any deferral will either be exempt from Code Section 409A or comply with Code Section 409A.
Other Code Section 409A Provisions. The award agreement for each award will set forth such terms and conditions as are necessary to (a) satisfy the requirements for exemption under Code Section 409A or (b) satisfy the requirements of Code Section 409A.
Administration. The 2006 LTIP and all awards under the 2006 LTIP will be administered by the Compensation Committee, which will have full and complete authority, in its sole and absolute discretion:

†	to exercise all of the powers granted to it under the 2006 LTIP;

†	to construe, interpret and implement the 2006 LTIP and any related document;

†	to prescribe, amend and rescind rules relating to the 2006 LTIP;

†	to make all determinations necessary or advisable in administering the 2006 LTIP; and

†	to correct any defect, supply any omission and reconcile any inconsistency in the 2006 LTIP.
Any member of the Compensation Committee who, at the time of any proposed grant of one or more awards, is not both an “outside director” as defined for purposes of Code Section 162(m) and a non-employee director as defined in Rule 16b-3(b)(3)(i) under the Exchange Act will abstain from and take no part in the Compensation Committee’s action on the proposed grant.
It is our intent that the 2006 LTIP and awards under the 2006 LTIP satisfy, and be interpreted in a manner that satisfy, (1) in the case of participants who are or may be our executive officers or non-employee directors, the applicable requirements of Rule 16b-3 under the Exchange Act, so that such persons will be entitled to the benefits of Rule 16b-3, or other exemptive rules under Section 16 of the Exchange Act, and will not be subjected to avoidable liability under Section 16(b) of the Exchange Act; (2) in the case of performance compensation awards to covered employees, as defined in the Code, the applicable requirements of Code Section 162(m); and (3) either the requirements for exemption under Code Section 409A or the requirements for compliance with Code Section 409A.
The Compensation Committee may delegate, and revoke the delegation of, all or any portion of its authority and powers under the 2006 LTIP to our Chief Executive Officer, except that the Compensation Committee may not delegate any discretionary authority with respect to awards granted to our Chief Executive Officer or non-employee directors or substantive decisions or functions regarding the 2006 LTIP or awards to the extent they are inconsistent with the intent expressed in the previous paragraph or to the extent prohibited by applicable law.
Shares Available. Subject to adjustment in the event of any change in or affecting shares of our common stock, including but not limited to stock dividends, stock splits and reorganizations, the number of shares of our common stock which may be delivered upon exercise of options or upon grant or in payment of other awards under the 2006 LTIP will not exceed 6,962,061, which number includes 269,939 shares of our common stock remaining available for grants of awards under our 2004 stock option plan as of March 31, 2006.
Subject to the adjustment provisions discussed below under “—Adjustment Provisions”, no single 2006 LTIP participant will receive annual awards of more than one million stock options (measured by the number of shares of common stock underlying such stock options), SARS (measured by the number of shares of common stock underlying such SARS), shares of restricted stock, restricted stock units, performance shares or any combination thereof under the 2006 LTIP.

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Award Agreements. Each award under the 2006 LTIP will be evidenced by an award agreement between us and the participant setting forth the terms and conditions applicable to the award, including but not limited to:

†	provisions for the time at which the award becomes exercisable or otherwise vests;

†	provisions for the treatment of the award in the event of the termination of a participant’s status as an employee;

†	any special provisions applicable in the event of an occurrence of a change of control of our company, as determined by the Compensation Committee consistent with the provisions of the 2006 LTIP; and

†	such additional provisions as are required to make the award exempt from or comply with the Code.
Rights as an Employee or Non-Employee Director. Nothing contained in the 2006 LTIP or in any award agreement confers upon any employee, non-employee director or participant any right to continue in the employ or other service of our company or any of our subsidiaries or constitutes any contract or limits in any way our right or the rights of our subsidiaries to change such person’s compensation or other benefits or to terminate the employment or other service of such person with or without cause. If Code Section 409A applies to an award, Code Section 409A’s definition of “separation of service” will apply to determine when a participant becomes entitled to payment upon termination of employment.
Rights as a Stockholder. A 2006 LTIP participant will have no rights as a stockholder with respect to any shares of common stock covered by an award until the date the participant becomes a holder of record of such shares. Except as described below under “—Adjustment Provisions”, no adjustment will be made for dividends or other rights, unless the award agreement specifically requires such adjustment.
Adjustment Provisions. In the event of any change in or affecting the outstanding shares of our common stock by reason of a stock dividend or split, merger or consolidation (whether or not we are the surviving corporation), recapitalization, reorganization, combination or exchange of shares or other similar corporate changes or an extraordinary dividend in cash, securities or other property, our board of directors will make such amendments to the 2006 LTIP and outstanding awards and award agreements and make such adjustments and take actions thereunder as it deems appropriate, in its sole discretion, under the circumstances. These amendments, adjustments and actions may include, but are not limited to, changes in the number of shares of our common stock then remaining subject to the 2006 LTIP, and the maximum number of shares that may be granted or delivered to any single participant pursuant to the 2006 LTIP, including those that are then covered by outstanding awards, or accelerating the vesting of outstanding awards. In addition, to the extent that any outstanding awards under our 2004 stock option plan as of March 31, 2006 are cancelled, forfeited or otherwise lapse unexercised pursuant to the terms of that plan, the shares underlying those awards shall be available for awards under the 2006 LTIP.
Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2006 LTIP, in whole or in part, except that, without the approval of our stockholders, no such action will (1) increase the number of shares of our common stock available for awards (except as described above under “—Adjustment Provisions”) or (2) materially increase the benefits accruing to participants under the 2006 LTIP or otherwise make any material revision to the 2006 LTIP, or otherwise be effective to the extent that such approval is necessary to comply with any tax or regulatory requirement applicable to the 2006 LTIP, including applicable requirements of Nasdaq, and,

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except as described above under “—Adjustment Provisions”, no such action may impair the rights of any holder of an award without the holder’s consent.
The Compensation Committee may at any time alter or amend any or all award agreements to the extent permitted by the 2006 LTIP and applicable law, provided that except as described above under “—Adjustment Provisions”, no such alteration or amendment may impair the rights of any holder of an award without the holder’s consent.
Neither our board of directors nor the Compensation Committee may, except as described above under “—Adjustment Provisions”, amend the 2006 LTIP or any award agreement to reprice any option or SAR whose exercise price is above the then fair market value of our common stock subject to the award, whether by decreasing the exercise price, canceling the award and granting a substitute award, or otherwise.
Change of Control. The Compensation Committee may determine at the time an award is granted that upon a change of control of our company, any or all of the following may occur: outstanding stock options and SARs may become vested and exercisable; restrictions on restricted stock and restricted stock units may lapse; performance goals may be deemed met and other terms and conditions may be deemed met; performance shares may be delivered; performance units and restricted stock units may be paid out as promptly as practicable; and other awards may be delivered or paid.
Initial Grants. It is anticipated that 1,617,560 restricted stock units, or RSUs, will be granted under the 2006 LTIP to employees of the Company (including approximately 1,022,000 RSUs to be granted to our named executive officers, Messrs. J. Eisenberg, Brady, M. Eisenberg, Stolte and Hume) prior to the completion of this offering. The RSUs may be granted as time vesting RSUs or as performance vesting RSUs.
For each of the employees receiving time vesting RSUs, one-third of the RSU grants will vest on each of January 1, 2007, 2008 and 2009. For certain executive officers who receive performance vesting RSUs, these RSUs will vest upon satisfaction of certain performance targets beginning in 2006.
Retirement plan
We maintain a retirement plan (the “401(k) Plan”) intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986. The 401(k) Plan is a defined contribution plan that covers all our employees schedules to work 1,000 hours in a consecutive 12-month period, beginning on the date of employment. Employees may contribute up to 15% of their eligible compensation (subject to an annual limit prescribed by the Code) as pretax, salary deferral contributions. We may, in our discretion, match up to 100% of employee contributions up to a maximum of 4% of the employee’s eligible compensation. We did not make any contributions to the 401(k) Plan for the years ended December 31, 2003, 2004 and 2005.

Certain relationships and related party transactions
ORBCOMM EUROPE
We have entered into a service license agreement covering 43 jurisdictions in Europe and a gateway services agreement with ORBCOMM Europe LLC, a company in which we indirectly own a 25.5% interest. The service license agreement and the gateway services agreement with ORBCOMM Europe contain terms and conditions substantially similar to the service license agreements and the gateway services agreements we have and expect to enter into with other licensees. ORBCOMM Europe is owned 50% by Satcom International Group Plc. (“Satcom”) and 50% by OHB Technology A.G. (“OHB”). We own a 51% interest in Satcom. Subsequent to the acquisition of our 51% interest in Satcom, Satcom and ORBCOMM Europe are consolidated affiliates in our consolidated financial statements.
OHB is a substantial stockholder and a direct investor of ours and its Chief Executive Officer is on our board of directors. In addition, Satcom has been appointed by ORBCOMM Europe as a country representative for the United Kingdom, Ireland and Switzerland. ORBCOMM Deutschland and Technikom Polska, affiliates of OHB, have been appointed by ORBCOMM Europe as country representatives for Germany and Poland, respectively. OHB is also a 34% stockholder of Elta S.A. the country representative for France. These entities hold the relevant regulatory authority and authorization in each of these jurisdictions. In addition, ORBCOMM Europe and Satcom have entered into an agreement obligating ORBCOMM Europe to enter into a country representative agreement for Turkey with Satcom, if the current country representative agreement for Turkey expires or is terminated for any reason.
In connection with the organization of ORBCOMM Europe and the reorganization of our business in Europe, we agreed to grant ORBCOMM Europe approximately $3.7 million in air time credits. The amount of the grant was equal to the amount owed by ORBCOMM Global L.P. to the European Company for Mobile Communications Services N.V. (“MCS”), the former licensee for Europe of ORBCOMM Global L.P. ORBCOMM Europe, in turn, agreed to issue credits in the aggregate amount of the credits received from us to MCS and its country representatives who were stockholders of MCS. Satcom, as a country representative for the United Kingdom, Ireland and Switzerland, received airtime credits in the amount of $580,200. ORBCOMM Deutschland, as country representative for Germany, received airtime credits of $449,800. Because approximately $2.7 million of the airtime credits were granted to stockholders of MCS who are not related to us and who continue to be country representatives in Europe, we believe that granting of the airtime credits was essential to permit ORBCOMM Europe to reorganize the ORBCOMM business in Europe. The airtime credits have no

Certain relationships and related party transactions

expiration date. As of December 31, 2005, approximately $2.9 million of the credit granted by us to ORBCOMM Europe remained unused. As of December 31, 2005, ORBCOMM Europe owed us approximately $421,200 in service fees.
On December 19, 2005, we entered into a gateway earth station purchase agreement and an installation services agreement with ORBCOMM Europe. On February 3, 2006, these agreements were amended to include the purchase price of $415,000 for the gateway earth station and an installation fee of $305,000 plus a site selection service fee of $30,000. These agreements contain terms and conditions substantially similar to the gateway earth station purchase agreements and installation service agreements we have and expect to enter into with other licensees.
We and certain other parties are currently engaged in negotiations concerning a possible reorganization of ORBCOMM Europe intended to provide ORBCOMM Europe with adequate capital to fund growth and streamline the distribution channel to reduce prices to end-users. See “—Satcom International Group Plc.”
SATCOM INTERNATIONAL GROUP PLC.
Satcom is our 51%-owned consolidated subsidiary which (i) owns 50% of ORBCOMM Europe, (ii) has entered into country representative agreements with ORBCOMM Europe, covering the United Kingdom, Ireland and Switzerland, and (iii) has entered into a service license agreement with us, covering substantially all of the countries of the Middle East and a significant number of countries of Central Asia, and a gateway services agreement with us. In addition, Orbcomm Europe and Satcom have entered into an agreement obligating ORBCOMM Europe to enter into a country representative agreement for Turkey with Satcom, if the current country representative agreement for Turkey expires or is terminated for any reason. We believe that the service license agreement and the gateway services agreement between us and Satcom contain terms and conditions substantially similar to those which we have and expect to enter into with other unaffiliated licensees. As of December 31, 2005, Satcom owed us unpaid services fees of approximately $68,000.
We acquired our 51% interest in Satcom from Jerome Eisenberg, our Chief Executive Officer, and Don Franco, a former officer of ours, who immediately prior to the October 2005 reorganization of Satcom, together owned directly or indirectly a majority of the outstanding voting shares of Satcom and held a substantial portion of the outstanding debt of Satcom. On October 7, 2005, pursuant to a contribution agreement entered into between us and Messrs. J. Eisenberg and D. Franco in February 2004, we acquired all of their interests in Satcom in exchange for (1) an aggregate of 620,000 shares of our Series A preferred stock and (2) a contingent cash payment in the event of our sale or initial public offering. The contribution agreement was entered into in connection with our February 2004 reorganization in order to eliminate any potential conflict of interest between us and Messrs. J. Eisenberg and D. Franco, in their capacities as officers of ours. The contingent payment would equal $2 million, $3 million or $6 million in the event the proceeds from our sale or the valuation in our initial public offering exceeds $250 million, $300 million or $500 million, respectively, subject to proration for amounts that fall in between these thresholds. Immediately prior to, and as a condition to the closing of, the Satcom acquisition, Satcom and certain of its stockholders and noteholders, consummated a reorganization transaction whereby 95% of the outstanding principal of demand notes, convertible notes and certain contract debt was converted into equity, and accrued and unpaid interest on such demand and convertible notes was acknowledged to have been previously released. This reorganization included the conversion into equity of the demand notes and convertible notes of Satcom held by Messrs. J. Eisenberg and D. Franco in the principal amounts of approximately $50,000 and $6,250,800, respectively, and the release of any other debts of Satcom owed to them.

Certain relationships and related party transactions

As of December 31, 2005, ORBCOMM Europe had a note payable to Satcom in the amount of € 1,466,920 ($1,736,926). This note has the same payment terms as the note payable from ORBCOMM Europe to OHB Technology A.G. described below under “—OHB Technology A.G.” and carries a zero interest rate. For accounting purposes, this note has been eliminated in the consolidation of ORBCOMM Europe and Satcom with Orbcomm Inc. We own 51% of Satcom, which in turn owns 50% of ORBCOMM Europe.
We have provided Satcom with a $1.0 million line of credit for working capital purposes pursuant to a revolving note dated as of December 30, 2005. The revolving loan bears interest at 8% per annum, matures on December 30, 2006, and is secured by all of Satcom’s assets, including its membership interest in ORBCOMM Europe LLC. As of December 31, 2005 and March 31, 2006, Satcom had no amounts and $465,000 outstanding, respectively, outstanding under this line of credit.
OHB TECHNOLOGY A.G.
On May 21, 2002, we entered into an IVAR agreement with OHB Technology A.G. (formerly known as OHB Teledata A.G.) (“OHB Technology”) whereby OHB Technology has been granted non-exclusive rights to resell our services for applications developed by OHB Technology for the monitoring and tracking of mobile tanks and containers. As of December 31, 2005, OHB Technology did not owe us any unpaid service fees.
In an unrelated transaction, on March 10, 2005, we entered into an ORBCOMM concept demonstration satellite bus, integration test and launch services procurement agreement with OHB System A.G. (an affiliate of OHB Technology), whereby OHB System A.G. will provide us with overall concept demonstration satellite design, bus module and payload module structure manufacture, payload and bus modual integration, assembled satellite environmental tests, launch services and on-orbit testing of the bus module for the Coast Guard Concept Validation Project.
OHB Technology owns 1,182,100, 1,844,314 and 997,270 shares of our common stock, Series A preferred stock and Series B preferred stock, respectively, and warrants to purchase 129,813 shares of our common stock representing approximately 8.98% of our total voting power on a fully diluted basis. OHB has the right to appoint a representative to our board of directors. Currently, Marco Fuchs is OHB Technology’s representative on our board of directors. In addition, SES Global and OHB Technology jointly have the right to appoint a representative to our board of directors. Currently, Robert Bednarek is SES Global’s and OHB Technology’s joint representative on our board of directors.
In connection with the acquisition of an interest in Satcom (see “—Satcom International Group Plc.” above), we recorded an indebtedness to OHB Technology arising from a note payable from ORBCOMM Europe to OHB Technology. At December 31, 2005 the principal balance of the note payable is € 1,138,410 ($1,347,937) and it has a carrying value of $594,000. This note does not bear interest and has no fixed repayment term. Repayment will be made from the distribution profits (as defined in the note agreement) of ORBCOMM Europe. The note has been classified as long-term and we do not expect any repayments to be required prior to December 31, 2007.
ORBCOMM ASIA LIMITED
On May 8, 2001, we signed a memorandum of understanding with ORBCOMM Asia Limited (“OAL”) outlining the parties’ intention to enter into a definitive service license agreement on terms satisfactory to us covering Australia, China, India, New Zealand, Taiwan and Thailand. Although the parties commenced negotiations toward such an agreement, a definitive agreement was never concluded and the letter of intent terminated by its terms. We believe OAL is approximately 90% owned by Gene Hyung-Jin Song, a stockholder of ours who owns 201,087, 61,909 and 248 shares of our common stock, Series A preferred stock and Series B preferred stock, respectively, and warrants to

Certain relationships and related party transactions

purchase 37,755 shares of our common stock, representing in the aggregate less than 1% of our total voting power on a fully diluted basis. OAL owns 1,179,882 shares of our common stock, representing 2.91% of our total voting power on a fully diluted basis. It is currently our intention to consider operating service licenses and/or country representative agreements for these territories on a country by country basis as prospective parties demonstrate the ability, from a financial, technical and operations point of view, to execute a viable business plan. During 2003, 2004 and 2005, OAL owed us amounts for costs related to the storage in Virginia of gateway earth stations owned by OAL. On September 14, 2003, OAL pledged certain assets to us to ensure OAL’s debt to us would be paid (“Pledge Agreement”). On August 29, 2005, we foreclosed on a warehouseman’s lien against OAL and took possession of three of the four gateway earth stations being stored by OAL in Virginia in satisfaction of the outstanding amounts owed to us by OAL. We continue to store the remaining gateway earth station owned by OAL in Virginia and as of December 31, 2005, OAL owed us approximately $9,000 related to this storage. In addition, we and OAL have an on-going dispute that is subject to arbitration. See “Business— Legal Proceedings”.
ORBCOMM JAPAN LIMITED
To ensure that regulatory authorizations held by ORBCOMM Japan Limited (“OJ”) in Japan were not jeopardized at the time we purchased the assets from ORBCOMM Global L.P., and with the understanding that a new service license agreement would be entered into between the parties, we assumed the service license agreement entered into between ORBCOMM Global L.P. and OJ. We and OJ undertook extensive negotiations for a new service license agreement from early 2002 until 2004 but were unable to reach agreement on important terms. We believe Mr. Gene Hyung-Jin Song is the beneficial owner of approximately 38% of OJ. On September 14, 2003, OAL pledged certain assets to us pursuant to a Pledge Agreement to ensure that certain amounts owed by OJ to us under the existing service license agreements would be paid. On January 4, 2005, we sent a notice of default to OJ for its failure to remain current with payments under the service license agreement and subsequently terminated the agreement when the default was not cured. On March 31, 2005, OJ made a partial payment of the amount due of $350,000. In 2005, we agreed to a standstill (the “Standstill Agreement”) under the Pledge Agreement (including as to OAL and Korea ORBCOMM Limited (“KO”)) and conditional reinstatement of the prior service license agreement, subject to our receiving payment in full of all debts owed by OJ, KO and OAL to us by December 15, 2005 and certain operational changes designed to give us more control over the Japanese and Korean gateway earth stations. The outstanding amounts owed by OJ to us were not repaid as of December 15, 2005 and as of December 31, 2005, OJ owed us approximately $385,000 in unpaid service fees. On February 22, 2006, we sent a notice of default to OJ for its failure to satisfy its obligations under the Standstill Agreement including its failure to make the required payments under the service license agreement and if the defaults are not cured in the near future, we intend to terminate the agreement as a result of such default.
In an unrelated transaction, as of March 31, 2002, we forgave a promissory note originally issued by OJ to ORBCOMM Global L.P. in the principal amount of $250,000, plus accrued and unpaid interest, which we had acquired from ORBCOMM Global L.P.
KOREA ORBCOMM LIMITED
To ensure that regulatory authorizations held by KO in South Korea were not jeopardized at the time ORBCOMM LLC purchased the assets from the ORBCOMM Global L.P., and with the understanding that a new service license agreement would be entered into between the parties, we assumed the service license agreement entered into between ORBCOMM Global L.P. and KO. We and KO undertook extensive negotiations for a new service license agreement from early 2002 until 2004 but were unable

Certain relationships and related party transactions

to reach agreement on important terms. We believe Mr. Gene Hyung-Jin Song is the beneficial owner of approximately 33% of KO. On September 14, 2003, OAL pledged certain assets to us to ensure that certain amounts owed to us by KO under the existing service license agreement would be paid. On January 4, 2005, we sent a notice of default to KO for its failure to remain current with payments under the service license agreement and subsequently terminated the agreement when the default was not cured. In 2005, we agreed to a standstill with respect to the default by KO as part of the Standstill Agreement and conditional reinstatement of the prior service license agreement. The outstanding amounts owed by KO to us were not repaid as of December 15, 2005 and as of December 31, 2005, KO owed us approximately $149,000 in unpaid service fees. On April 5, 2006, we sent a notice of default to KO for its failure to comply with the Standstill Agreement and if the defaults are not cured by the date specified, the service license agreement will be automatically terminated as a result of KO’s failure to cure such defaults within the specified cure period.
SISTRON INTERNATIONAL LLC
In connection with the Series A preferred stock financing discussed below under “—Series A Preferred Stock Financing”, Messrs. Franco and Eisenberg sold all of their interest in Sistron International LLC, a reseller that had developed an application for the electric utility industry, to us for a purchase price equal to their cash investment in Sistron of approximately $0.4 million, paid in 127,414 shares of Series A preferred stock issued at the same purchase price per share as paid by investors in the Series A preferred stock financing.
SES GLOBAL S.A.
On February 17, 2004, we entered into an IVAR Agreement with SES Global S.A. (“SES”) whereby SES has been granted exclusive rights during the initial term of the agreement to resell our services for return channel applications developed by SES for the Direct-to-Home TV market. As of December 31, 2005, SES did not owe us any unpaid service fees. SES owns SES Global Participation S.A. (“SES Global”), the holder of 3,000,001 shares of our Series A preferred stock representing approximately 7.39% of our total voting power. In addition, SES Global and OHB Technology jointly have the right to appoint a representative to our board of directors. Currently, Robert Bednarek is SES Global’s and OHB Technology’s representative on our board of directors.
SERIES A PREFERRED STOCK FINANCING
On February 17, 2004, we completed a private placement of Series A convertible redeemable preferred stock at a purchase price of $2.84 per share, or an aggregate of approximately $17.9 million, to SES Global, Ridgewood Satellite LLC, OHB Technology, Sagamore Hill Hub Fund Ltd., Northwood Ventures LLC and Northwood Capital Partners LLC, including conversion of the note issued to Ridgewood Satellite LLC. In connection with the private placement, the corporate structure of ORBCOMM LLC was reorganized such that ORBCOMM LLC became our wholly owned subsidiary and the former members of ORBCOMM LLC became our stockholders and holders of warrants to purchase membership interest units of ORBCOMM LLC became our warrant holders. The outstanding convertible debt of ORBCOMM LLC was either converted into our equity upon the closing of the private placement or repaid following the closing of the private placement at their stated maturity dates. All of the outstanding convertible debt of ORBCOMM LLC was converted into Series A preferred stock, except for approximately $3.3 million in outstanding principal amount that was repaid. On August 13, 2004, we completed a follow-on sale of Series A preferred stock in the amount of approximately $11.5 million to existing holders of Series A preferred stock.
At the time of the issuances, each share of our Series A preferred stock was entitled to a cash dividend of 12% per year, compounded annually. Such dividends accrued and were cumulative from the date of

Certain relationships and related party transactions

issuance whether or not declared on the liquidation preference thereof. In addition, the holders of Series A preferred stock were entitled to a liquidation preference plus accumulated or otherwise declared but unpaid dividends. As a result of the Series B preferred stock financing described below under “—Series B Preferred Stock Financing”, we paid all accumulated dividends on the Series A preferred stock on January 6, 2006 and our Series A preferred stock is no longer entitled to any dividends or a liquidation preference. Each share of our Series A preferred stock is convertible, at the option of the holder, at any time into one share of our common stock, subject to adjustment. Additionally, our Series A preferred stock will automatically be converted into shares of our common stock upon the same events as would require conversion of our Series B preferred stock as described below under “—Series B Preferred Stock Financing” at the Series A preferred stock conversion price of $2.84, subject to adjustment for dilution and other events. The shares of our Series A preferred stock are entitled to weighted average antidilution protection upon the issuance of additional shares of stock at a price below the Series A preferred stock conversion price. Subject to the redemption of all shares of Series B preferred stock and payment in full of the Series B redemption price having been made to the holders of the Series B preferred stock (or funds necessary for such payment having been set aside by us in trust for the account of such holders) with respect to each share of Series B preferred stock, if applicable, shares of Series A preferred stock shall be redeemed at a price equal to $2.84 per share (as adjusted for any stock dividends, combinations, splits, recapitalization and similar events), plus all declared but unpaid dividends thereon upon written notice requesting redemption of all shares of Series A preferred stock from the holders of at least two-thirds of the then outstanding shares of Series A preferred stock; provided that any such written notice shall not be effective unless delivered on or after the later of (1) February 16, 2010, (2) the date on which there is no longer any Series B Preferred Stock outstanding or (3) the date of the redemption of the Series B preferred stock. The holders of the Series A preferred stock have certain rights, including the option to elect a majority of the board of directors, in the event we do not have sufficient funds legally available to redeem the Series A preferred stock upon receiving such notice. The holders of Series A preferred stock are entitled to one vote for each share of common stock into which the Series A preferred stock can be converted. The holders of the Series A preferred stock and the Series B preferred stock, voting as a single class, are entitled to elect six members of our board of directors (out of a ten member board).
SERIES B PREFERRED STOCK FINANCING
In November and December 2005 and January 2006, we completed private placements in the amount of approximately $72.5 million, consisting of 10% convertible promissory notes due February 16, 2010, warrants to purchase our common stock, and our Series B convertible redeemable preferred stock to PCG Satellite Investments, LLC (an affiliate of the Pacific Corporate Group), MH Investors Satellites LLC (an affiliate of MH Equity Investors), Torch Hill Capital and several existing investors, including Ridgewood Capital, OHB Technology, Northwood Ventures and several members of senior management, and certain other private equity investors. The convertible notes purchased automatically converted on December 30, 2005 into shares of Series B preferred stock at a conversion price of $4.03 per share, and as a result of such conversion, the warrants were cancelled. In connection with this private placement, we granted to the Series B preferred stock holders certain registration and stockholder rights. In addition, certain specified corporate actions by us require the affirmative vote of the majority holders of the Series B preferred stock, which for as long as PCG Satellite Investments, LLC, CALPERS/PCG Corporate Partners, LLC and their affiliates, (the “PCG Entities”) hold a minimum threshold of the Series B preferred stock, is defined to be the PCG Entities. The holders of the Series A preferred stock and the Series B preferred stock, voting as a single class, are entitled to elect six members of our board of directors (out of a ten member board).
The Series B preferred stock has full ratchet anti-dilution protection pursuant to which the Series B preferred stock conversion price shall be adjusted downwards to equal the price at which any dilutive

Certain relationships and related party transactions

securities are issued. The holders of the Series A preferred stock and the Series B preferred stock, voting as a single class, are entitled to elect six members of our board of directors (out of a ten member board), subject to upward adjustment in the event we do not hold funds sufficient to satisfy our obligations to redeem the Series B preferred stock after October 31, 2011. Certain Series B preferred stock investors are obligated to purchase an additional 10.3 million shares of Series B preferred stock on or prior to March 1, 2007 (subject to certain exceptions) at the same $4.03 per share price paid in the 2005 financing unless there has been a qualified sale or IPO under the terms of the purchase agreement.
The holders of the Series B preferred stock are entitled to receive cash dividends of 12% per share per annum, based on their imputed original issue price, compounded annually, which shall be payable in full upon liquidation, redemption or any conversion of the Series B preferred stock into common stock. In addition, the holders of the Series B preferred stock have a liquidation preference equal to $4.03 per outstanding share (as adjusted for any stock dividends, combinations, splits, recapitalization and similar events with respect to such shares) plus all declared and/or accumulated but unpaid dividends. Shares of Series B preferred stock (other than shares held by holders who exercise certain opt-out rights, if such opt-out rights apply) shall be redeemed at a price equal to $4.03 per share, plus all declared and/or accumulated but unpaid dividends thereon, after receipt of a redemption notice, on or after October 31, 2011, from the PCG Entities for as long as the PCG Entities hold a minimum threshold of Series B preferred stock. Each share of Series B preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance, into one share of common stock, subject to adjustment as set forth in the amended and restated certificate of incorporation to account for certain dilutive issuances, among other events.
Each share of Series B preferred stock will be automatically converted into shares of our common stock at the Series B preferred stock conversion price of $4.03 per share, subject to adjustment for dilution and other events, immediately upon the earlier of (i) the closing of a public offering with gross cash proceeds (prior to the deduction of any fees and expenses incurred in such transaction) to us of not less than $75,000,000, at certain specified price per share thresholds if the public offering occurs on or before certain specified dates, (ii) the closing of a sale, lease, transfer or other disposition of all or substantially all of our properties or assets, or a stock sale, merger or consolidation with any other corporation or entity, or any transaction or series of related transaction (including, without limitation, any reorganization, merger, consolidation) that results in a change of control in which the proceeds per share received by holders of the Series B preferred stock are comparable to the proceeds from a public offering set forth above; or (iii) the vote or written consent of the holders of two-thirds of the Series B preferred stock.
REGISTRATION RIGHTS AGREEMENT
On December 30, 2005, and in connection with the Series B preferred stock financing described above, we entered into a Second Amended and Restated Registration Rights Agreement with the Series B preferred stock investors and existing holders of our Series A preferred stock and common stock who were parties to the Amended and Restated Registration Rights Agreement dated February 17, 2004.
Beginning any time after the first to occur of eighteen months after December 30, 2005 and six months after an initial public offering of our common stock or, after the fifth anniversary of this agreement, certain holders of Series A preferred stock and Series B preferred stock will have the right to demand, at any time or from time to time, that we file up to two registration statements registering the common stock. Only holders of (i) at least two-thirds of the registrable securities (generally our common stock and common stock issued upon conversion of our preferred stock and warrants) outstanding as of the date of the our initial public offering, (ii) at least 35% of the registrable securities outstanding as of the date of the

Certain relationships and related party transactions

demand or (iii) a specified number of holders of our Series B preferred stock may request a demand registration.
In addition, certain holders will be entitled to an additional demand registration statement on Form S-3 covering the resale of all registrable securities, provided that we will not be required to effect more than one such demand registration statement on Form S-3 in any twelve month period or to effect any such demand registration statement on Form S-3 if any such demand registration statement on Form S-3 will result in an offering price to the public of less than $20 million. Notwithstanding the foregoing, after we qualify to register our common stock on Form S-3, Sagamore Hill Hub Fund Ltd. and its affiliates (collectively, “Sagamore”) and the PCG Entities will have separate rights to additional demand registrations that would be eligible for registration on Form S-3; provided, that we will not be required to effect more than one such demand registration requested by Sagamore or the PCG Entities, as the case may be, on Form S-3 in any twelve month period and that Sagamore or the PCG Entities, as the case may be, will pay the expenses of such registration if such registration shall result in an aggregate offering price to the public of less than $1 million.
Certain investors also have piggyback registration rights as specified in our Second Amended and Restated Registration Rights Agreement, and we are seeking a waiver of such piggyback registration rights with respect to this offering.
INDEMNITY AGREEMENTS
We have entered into indemnification agreements with each of our directors. In addition, we have entered into indemnification agreements with certain of our executive officers in their capacity as directors of certain of our subsidiaries. Each indemnification agreement provides that we will, subject to certain exceptions, indemnify the indemnified person in respect of any and all expenses incurred as a result of any threatened, pending or completed action, suit or proceedings involving the indemnified person and relating to the indemnified person’s service as an executive officer or director of ours. We will also indemnify the indemnified person to the fullest extent as may be provided under the non-exclusivity provisions of our bylaws and Delaware law. The indemnification period lasts for as long as the indemnified person is an executive officer or director of ours and continues if the indemnified person is subject to any possible claim or threatened, pending or completed action, suit or proceeding, whether civil, criminal, arbitration, administrative or investigative, by reason of fact that the indemnified person was serving in such capacity. Upon request, we must advance all expenses incurred by the indemnified person in connection with any proceeding, provided the indemnified person undertakes to repay the advanced amounts if it is determined ultimately that the indemnified person is not entitled to be indemnified under any provision of the indemnification agreement, our bylaws, Delaware law or otherwise.

Principal stockholders
The following table shows information with respect to the beneficial ownership of our common stock as of March 31, 2006, and as adjusted to reflect the sale of common stock being offered by us in this offering, and conversion of all outstanding shares of preferred stock into shares of common stock by:

†	each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock;

†	each of our directors;

†	each of our named executive officers; and

†	all of our directors and officers as a group.
Percentage ownership before the offering is based on 40,609,978 shares of common stock outstanding as of March 31, 2006, as adjusted for the conversion of all outstanding shares of preferred stock into shares of common stock subject to the assumptions set forth below. Percentage ownership after the offering is based on            shares of common stock outstanding immediately after the closing of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of March 31, 2006, or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

	Shares of
	common stock	Percentage of total
	owned(1)	common stock held

	Shares of	Before		After
Name of beneficial owner	common stock	offering		offering

Greater than 5% Stockholders
PCG Satellite Investments LLC(2)	7,836,228		19.30%
Ridgewood Satellite LLC(3)	5,199,594		12.76%
OHB Technology A.G.(4)	4,268,332		10.48%
MH Investors Satellite LLC(5)	3,722,084		9.17%
Estate of Don Franco(6)	3,061,851		7.45%
SES Global Participations S.A.(7)	3,000,001		7.39%
Northwood Ventures LLC(8)	2,949,043		7.23%
Named Executive Officers and Directors
Jerome B. Eisenberg(9)	1,902,206		4.63%
John P. Brady(10)	62,500	*
Marc Eisenberg(11)	451,659		1.10%
Emmett Hume(12)	267,726	*
John J. Stolte, Jr.(13)	64,000	*
Robert Bednarek(14)	3,000,001		7.39%
John Franco(15)	360,000	*
Marco Fuchs(4)	4,268,332		10.48%
Ronald Gerwig(16)	3,722,084		9.17%
Robert Gold(3)	5,199,594		12.76%
Leslie Golden(3)	5,199,594		12.76%
Timothy Kelleher(17)	7,836,228		19.30%
Matthew Lesesky(18)	7,836,228		19.30%
Peter Schiff(8)	2,949,043		7.23%
All executive officers and directors as a group (14 persons)	30,083,373		71.34%
[Footnotes on following page]

Principal stockholders

*	Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1)	Unless otherwise indicated, the amounts shown as being beneficially owned by each stockholder or group listed above represent shares over which that stockholder or group holds sole investment power.

(2)	PCG Satellite Investments LLC’s address is 1200 Prospect Street, Suite 2000, La Jolla, California 92037.

(3)	Includes 2,256,856 and 2,810,696 shares of common stock underlying shares of Series A preferred stock and Series B preferred stock, respectively, held by Ridgewood Satellite LLC. Also includes 132,042 shares of common stock underlying shares of Series A preferred stock issuable to Ridgewood Satellite LLC upon exercise of warrants that are exercisable within 60 days of March 31, 2006. Mr. Gold, one of our directors, is President and CEO of Ridgewood Venture Management Corp., which manages Ridgewood Satellite LLC. Mr. Gold disclaims beneficial ownership of the shares held by Ridgewood Satellite LLC except to the extent of his pecuniary interest therein. Ms. Golden, one of our directors, is Managing Director of Ridgewood Venture Management Corp. Ms. Golden disclaims beneficial ownership of the shares held by Ridgewood Satellite LLC except to the extent of her pecuniary interest therein. Ridgewood Satellite LLC’s address is 947 Linwood Avenue, Ridgewood, New Jersey 07450.

(4)	Includes 1,844,314 and 997,270 shares of common stock underlying shares of Series A preferred stock and Series B preferred stock, respectively, 1,182,100 shares of common stock held by OHB Technology A.G., and 114,835 shares of common stock held by ORBCOMM Deutschland A.G. Also includes 129,813 shares of common stock issuable to OHB Technology A.G. upon exercise of warrants that are exercisable within 60 days of March 31, 2006. Marco Fuchs, one of our directors, is CEO of OHB Technology A.G. which owns ORBCOMM Deutschland A.G. Marco Fuchs disclaims beneficial ownership of the shares held by OHB Technology A.G. and ORBCOMM Deutschland except to the extent of his pecuniary interest therein. OHB Technology A.G.’s address is Universitaetsalle 27-29, Bremen, D-28539, Germany.

(5)	MH Investors Satellite LLC’s address is 11405 N. Pennsylvania Street, Suite 205, Carmel, Indiana 46032.

(6)	Includes 361,131 shares of common stock underlying shares of Series A preferred stock and 2,216,367 shares of common stock held by the Estate of Don Franco. Includes 71,853 and 412,500 shares of common stock issuable to the Estate of Don Franco upon exercise of warrants and options, respectively. The Estate of Don Franco’s address is 12 Hickory Road, Saddle River, New Jersey 07458.

(7)	SES Global Participations S.A.’s address is Chateau de Betzdorf, Luxembourg, L-6815.

(8)	Includes 1,328,377 and 416,873 shares of common stock underlying shares of Series A preferred stock and Series B preferred stock, respectively, and 488,047 shares of common stock held by Northwood Ventures LLC, 283,123 and 79,404 shares of common stock underlying shares of Series A preferred stock and Series B preferred stock, respectively, and 86,126 shares of common stock held by Northwood Capital Partners LLC, 42,213 and 12,406 shares of common stock underlying shares of Series A preferred stock and Series B preferred stock, respectively, held by SK Partners, and 10,553 and 2,481 shares of common stock underlying shares of Series A preferred stock and Series B preferred stock respectively, held by the Richard K. Webel Trust. Also includes 139,254, 30,683, 23,602 and 5,901 shares of common stock issuable to Northwood Ventures LLC, Northwood Capital Partners LLC, SK Partners and the Richard K. Webel Trust, respectively, upon exercise of warrants that are exercisable within 60 days of March 31, 2006. Peter Schiff, one of our directors, is President of Northwood Ventures LLC and Northwood Capital Partners LLC and is also Managing General Partner of SK Partners and

Principal stockholders

trustee of the Richard K. Webel Trust. Mr. Schiff disclaims beneficial ownership of the shares held by Northwood Ventures LLC, Northwood Capital Partners LLC, SK Partners and Richard K. Webel Trust except to the extent of his pecuniary interest therein. Northwood Ventures LLC’s address is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.

(9)	Includes 333,425 shares of common stock underlying shares of Series A preferred stock and 1,054,247 shares of common stock held by Jerome B. Eisenberg and 30,000 shares of common stock underlying shares of Series A preferred stock held by Cynthia Eisenberg, Mr. Eisenberg’s wife. Also includes 65,784 and 418,750 shares of common stock issuable to Mr. Eisenberg upon exercise of warrants and options, respectively, that are exercisable within 60 days of March 31, 2006. Mr. Eisenberg disclaims beneficial ownership of the shares held by Cynthia Eisenberg.

(10)	Includes 62,500 shares of common stock issuable to John P. Brady upon exercise of options that are exercisable within 60 days of March 31, 2006.

(11)	Includes 21,108 shares of common stock underlying shares of Series A preferred stock held by Marc Eisenberg. Also includes 11,801 and 418,750 shares of common stock issuable to Mr. Eisenberg upon the exercise of warrants and options, respectively, that are exercisable within 60 days of March 31, 2006.

(12)	Includes 3,781 shares of common stock underlying shares of Series A preferred stock held by Emmett Hume, 75,915 shares of common stock underlying shares of Series A preferred stock held by Emmett Hume IRA, 65,140 shares of common stock underlying shares of Series A preferred stock held by David Hume Trust and 66,640 shares of common stock underlying shares of Series A preferred stock held by Cara Hume Trust. Also includes 56,250 shares of common stock issuable to Mr. Hume upon exercise of options that are exercisable within 60 days of March 31, 2006. Mr. Hume is the trustee for the David Hume Trust and the Cara Hume Trust. Mr. Hume disclaims beneficial ownership of the shares held by the David Hume Trust and the Cara Hume Trust.

(13)	Includes 64,000 shares of common stock issuable to John J. Stolte, Jr. upon exercise of options that are exercisable within 60 days of March 31, 2006.

(14)	Includes 3,000,001 shares of common stock underlying shares of Series A preferred stock held by SES Global Participations S.A. Mr. Bednarek, one of our directors, is Executive Vice President of SES Global S.A. which owns SES Global Participations S.A. Mr. Bednarek disclaims beneficial ownership of the shares held by SES Global Participations S.A. except to the extent of his pecuniary interest therein.

(15)	Includes 34,180 shares of common stock underlying shares of Series A preferred stock and 325,820 shares of common stock held by John and Mary Franco.

(16)	Includes 3,722,084 shares of common stock underlying shares of Series B preferred stock held by MH Investors Satellite LLC. Mr. Gerwig is the Assistant Treasurer of MH Investors Satellite LLC and he disclaims beneficial ownership of the shares held by MH Investors Satellite LLC except to the extent of his pecuniary interest therein.

(17)	Includes 7,836,228 shares of common stock underlying shares of Series B preferred stock held by PCG Satellite Investments LLC. Mr. Kelleher is a Managing Director of Pacific Corporate Group, which is an affiliate of PCG Satellite Investments LLC and disclaims beneficial ownership of the shares held by PCG Satellite Investments LLC except to the extent of his pecuniary interest therein.

(18)	Includes 7,836,228 shares of common stock underlying shares of Series B preferred stock held by PCG Satellite Investments LLC. Mr. Lesesky is an Associate of Pacific Corporate Group, which is an affiliate of PCG Satellite Investments LLC and disclaims beneficial ownership of the shares held by PCG Satellite Investments LLC except to the extent of his pecuniary interest therein.

Selling stockholders
The shares of our common stock which may be resold hereunder by the selling stockholders are:

†	shares of common stock issued in private placements;

†	shares of common stock received upon the conversion of our Series A convertible redeemable preferred stock;

†	shares of common stock received upon the conversion of our Series B convertible redeemable preferred stock; and

†	shares of common stock received upon exercise of options and warrants.
The shares of common stock and preferred stock issued prior to the date of this prospectus were issued in transactions exempt from the registration requirements of the Securities Act.
The following table sets forth information, as of                      , 2006, with respect to the selling stockholders and the shares of common stock beneficially owned by each selling stockholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling stockholders.

	Shares of common stock			Shares of common stock
	beneficially owned prior			beneficially owned after
	to the offering			the offering
Shares of common
Name	Number	Percent	stock offered hereby	Number	Percent

Total:
Each of the selling stockholders set forth in the table is a party to the Amended and Restated Registration Rights Agreement, dated as of December 30, 2005, by and among us and certain preferred stockholders of ours.
All of the shares owned by the selling stockholders were “restricted securities” under the Securities Act prior to this registration.

Description of capital stock
In this section, “we”, “us” and “our” refer only to Orbcomm Inc. and not its subsidiaries. The following is a description of the material terms of our amended and restated certificate of incorporation and our amended bylaws as each is anticipated to be in effect upon the consummation of this offering. This description is subject to the detailed provisions of, and is qualified by reference to, our amended and restated certificate of incorporation and our amended bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.
GENERAL
We are currently authorized to issue 150 million shares consisting of 105 million shares of common stock, par value $0.001 per share, 15 million shares of Series A convertible redeemable preferred stock, par value $0.001 per share, and 30 million of Series B convertible redeemable preferred stock, par value $0.001 per share. As of March 31, 2006, we had 8,535,026 shares of our common stock outstanding held by 22 holders of record, 14,053,611 shares of our Series A preferred stock held by 70 holders of record and 18,021,341 shares of our Series B preferred stock held by 46 holders of record.
We will be authorized to issue (1)                      shares of common stock, par value $0.001 per share and (2)                      shares of preferred stock, par value $0.001 per share. Immediately following the completion of this offering, there are expected to be                      shares of our common stock outstanding (or                      shares if the underwriters exercise their option to purchase up to                     additional shares to cover our allotments in full) and no shares of preferred stock outstanding. The authorized shares of our common stock and preferred stock will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not required, our board of directors may determine not to seek stockholder approval.
Certain of the provisions described under this section entitled “Description of capital stock” could discourage transactions that might lead to a change of control of our company. Our amended and restated certificate of incorporation and amended bylaws:

†	will establish a classified board of directors, whereby our directors are elected for staggered terms in office so that only one-third of our directors stand for election in any one year;

†	will require stockholders to provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;

†	will require a supermajority vote to remove a director or to amend or repeal certain provisions of our amended and restated certificate of incorporation or amended bylaws; and

†	will preclude stockholders from calling a special meeting of stockholders.
COMMON STOCK
Our amended and restated certificate of incorporation will permit us to issue up to                      shares of our common stock.
Dividends. Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available therefor. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or set aside. In the event of our liquidation, dissolution or winding-up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock. See “Dividend policy”.

Description of capital stock

Voting. Each holder of common stock will be entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock will be entitled to cumulate votes in voting for directors.
Other Rights. Our amended and restated certificate of incorporation provides that, unless otherwise determined by our board of directors, no holder of shares of common stock will have any right to purchase or subscribe for any stock of any class that we may issue or sell.
PREFERRED STOCK
Our amended and restated certificate of incorporation permits us to issue up to                 shares of our preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. The powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of any other series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock, including:

†	the maximum number of shares in the series and the distinctive designation;

†	the terms on which dividends, if any, will be paid;

†	the terms on which the shares may be redeemed, if at all;

†	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

†	the liquidation preference, if any;

†	the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

†	the restrictions on the issuance of shares of the same series or any other class or series; and

†	the voting rights, if any, of the shares of the series.
Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.
CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED BYLAWS
Our amended and restated certificate of incorporation and amended bylaws will contain various provisions intended to (1) promote the stability of our stockholder base and (2) render more difficult certain unsolicited or hostile attempts to take us over, which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.
Classified Board of Directors. Pursuant to our amended and restated certificate of incorporation and amended bylaws the number of directors will be fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes. Each class consists as nearly as possible of one third of the directors. Directors elected by stockholders at an annual meeting of stockholders will be elected by a plurality of all votes cast. The terms of office of the three classes of director will expire, respectively, at our annual meetings in 2007, 2008 and 2009. The term of the successors of each such class of directors will expire three years from the year of election.
Removal of directors; Vacancies. Under Delaware law, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board of directors may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will

Description of capital stock

provide that directors may be removed only for cause upon the affirmative vote of holders of      % of the voting power of all the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.
Our amended and restated certificate of incorporation will provide that any vacancy created by removal of a director shall be filled by a majority of the remaining members of the board of directors even though such majority may be less than a quorum.
Special Meetings; Written Consent. Our amended and restated certificate of incorporation and amended bylaws will provide that a special meeting of stockholders may be called only by a resolution adopted by a majority of the entire board of directors. Stockholders are not permitted to call, or to require that the board of directors call, a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders will be limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our amended and restated certificate will provide that any action taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be taken by written consent instead of a meeting. Our amended bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of our stockholders.
Our amended and restated certificate of incorporation will provide that the affirmative vote of at least      % of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to amend or repeal the provisions of our amended and restated certificate of incorporation with respect to:

†	the election of directors;

†	the right to call a special meeting of stockholders;

†	the right to act by written consent;

†	amending our restated certificate of incorporation or amended bylaws; or

†	the right to adopt any provision inconsistent with the preceding provisions.
In addition, our amended and restated certificate of incorporation will provide that our board of directors may make, alter, amend and repeal our amended bylaws and that the amendment or repeal by stockholders of any of our amended bylaws would require the affirmative vote of at least      % of the voting power described above, voting together as a single class.
Delaware Takeover Statute
We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.

Description of capital stock

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.
THE NASDAQ NATIONAL MARKET
We will apply to list our common stock on Nasdaq under the symbol “ORBC”.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our common stock is                     . Its address is                                         , and its telephone number is                     .

Shares eligible for future sale
Prior to this offering, there has been no public market for our common stock, and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.
SALE OF RESTRICTED SHARES AND LOCK-UP AGREEMENTS
Upon the closing of this offering, we will have outstanding                      shares of common stock based upon our shares outstanding as of                     , 2006.
Of these shares, the                      shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of ours, as that term is defined in Rule 144 under the Securities Act.
The remaining                      shares of common stock were issued and sold by us in private transactions, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144, 144(k) or 701 of the Securities Act. However,                     of these remaining shares of common stock are held by officers, directors, and existing stockholders who are subject to lock-up agreements for a period of 180 days after the date of this prospectus, subject to extension under certain circumstances, under which all holders of our common stock have agreed not to sell or otherwise dispose of their shares of common stock.
The underwriters, in their sole discretion, may release the shares subject to the lock-up agreements in whole or in part at anytime with or without notice. We have been advised by the underwriters that, when determining whether or not to release shares from the lock-up agreements, the underwriters will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. The underwriters have advised us that they have no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.
As of the date of this prospectus, up to                     of the remaining shares may be eligible for sale in the public market. Beginning 180 days after the date of this prospectus,                     of these remaining shares will be eligible for sale in the public market, although all but                      shares will be subject to certain volume limitations under Rule 144.
RULE 144
In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

†	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

†	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.
Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders, and other factors.

Shares eligible for future sale

RULE 144(K)
Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of ours at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of ours, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.
RULE 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.
As of the date of this prospectus, no shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options.
OPTIONS
In addition to the            shares of common stock outstanding immediately after this offering, as of December 31, 2005, there were outstanding options to purchase 2,192,561 shares of our common stock. As soon as practicable after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our 2004 stock option plan and 2006 LTIP. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions, and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus, subject to extension under certain circumstances, without the prior written consent from us or our underwriters.

Material U.S. federal income tax considerations for non-U.S. holders
The following is a summary of the material U.S. federal income tax consequences that may be relevant to Non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. For purposes of this description, a “Non-U.S. Holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not:

†	an individual citizen or resident of the United States;

†	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

†	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

†	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) or other pass-through entity holds our common stock, the tax treatment of a partner or owner of such partnership or other pass-through entity will generally depend on the status of the partner or owner and the activities of the partnership or pass-through entity. Such a partnership or pass-through entity, or partner or owner of such a partnership or pass-through entity, should consult its tax advisor as to its tax consequences.
This description addresses only the U.S. federal income tax considerations of holders that are initial purchasers of our common stock pursuant to the offering and that will hold our common stock as capital and does not address all aspects of U.S. federal income taxation that may be relevant in light of a particular non-U.S. Holder’s special tax status or situation. In particular, this description does not address tax considerations applicable to holders that are U.S. persons, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, U.S. expatriates, partnerships or other pass-through entities, passive foreign investment companies, controlled foreign corporations, persons that will hold our stock as part of a hedge, straddle or conversion transaction, persons that have a “functional currency” other than the U.S. dollar; or holders that own or are deemed to own 10% or more, by voting power or value, of our stock. This discussion does not address any tax consequences that arise under the laws of any state, local or foreign jurisdiction. Moreover, except as set forth below, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our common stock.
This description is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
You should consult your own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our common stock.
DIVIDENDS
Distributions on our common stock will constitute dividends to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If a distribution

Material U.S. federal income tax considerations for non-U.S. holders exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain.
We currently do not intend to pay dividends with respect to our common stock. However, if we were to pay dividends with respect to our common stock, generally, but subject to the discussions below under “—Status as United States Real Property Holding Corporation” and “—Backup Withholding Tax and Information Reporting Requirements”, if you are a Non-U.S. Holder, dividends of cash or property paid to you will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable United States income tax treaty. In order to obtain the benefit of any applicable United States income tax treaty, you will have to file certain forms (e.g., Form W-8BEN or an acceptable substitute form). Such forms generally would contain your name and address and a certification that you are eligible for the benefits of such treaty.
This United States withholding tax generally will not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, if a treaty applies, attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder. Dividends effectively connected with the conduct of a trade or business, as well as those attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, are subject to United States federal income tax generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Certain IRS certification and disclosure requirements must be complied with (e.g., the provision of a Form W-8ECI or an acceptable substitute form) in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF OUR COMMON STOCK
Generally, but subject to the discussions below under “—Status as United States Real Property Holding Corporation” and “—Backup Withholding Tax and Information Reporting Requirements”, if you are a Non-U.S. Holder, you will not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, exchange or other taxable disposition of our common stock unless (1) such gain is effectively connected with your conduct of a trade or business in the United States and, where a tax treaty applies, is attributable to a permanent establishment or (2) if you are an individual, you are present in the United States for 183 days or more in the taxable year of such disposition and certain other conditions are met. If you are a corporate non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
STATUS AS UNITED STATES REAL PROPERTY HOLDING CORPORATION
If you are a Non-U.S. Holder, under certain circumstances, gain recognized on the sale or exchange of, and certain distributions in excess of basis with respect to, our common stock would be subject to U.S. federal income tax, notwithstanding your lack of other connections with the United States, if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the five-year period ending on the date of such sale or exchange (or distribution). We believe that we will not be classified as a United States real property holding corporation as of the date of this offering and do not expect to become a United States real property holding corporation. However, the determination of whether we are a United States real property holding corporation is fact-specific and depends on the composition of our assets. We cannot assure you that we will not in future become a United States real property holding corporation.

Material U.S. federal income tax considerations for non-U.S. holders

FEDERAL ESTATE TAX
Our common stock held by an individual at death, regardless of whether such individual is a citizen, resident or domiciliary of the United States, will be included in the individual’s gross estate for U.S. federal estate tax purposes, subject to an applicable estate tax or other treaty, and therefore may be subject to U.S. federal estate tax.
BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS
We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons (currently at a rate of 28%) of the gross amount. Dividends paid to a Non-U.S. Holder will not be subject to backup withholding if proper certification of foreign status (usually on an IRS Form W-8BEN) is provided, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person, or the holder is a corporation or one of several types of entities and organizations that qualify for exemption, also referred to as an exempt recipient.
Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of common stock by a Non-U.S. Holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a Non-U.S. Holder sells or otherwise disposes of shares of common stock through the U.S. office of a United States or foreign broker, the broker will be required to report the amount of proceeds paid to such holder to the IRS and to apply the backup withholding tax (currently at a rate of 28%) to the amount of such proceeds unless appropriate certification (usually on an IRS Form W-8BEN) is provided to the broker of the holder’s status as either an exempt recipient or a non-U.S. person, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person. Information reporting also applies if a Non-U.S. Holder sells or otherwise disposes of its shares of common stock through the foreign office of a broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States and the foreign broker does not have certain documentary evidence in its files of the Non-U.S. Holder’s foreign status.
Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common stock. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Underwriting
We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC is the representative of the underwriters and the sole book-running manager of this offering. We and the selling stockholders have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriter	Number of Shares

UBS Securities LLC
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Cowen and Company, LLC

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
Our common stock is offered subject to a number of conditions, including:

†	receipt and acceptance of our common stock by the underwriters; and

†	the underwriters’ right to reject orders in whole or in part.
We have been advised by the representative that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
OVER-ALLOTMENT OPTION
We have granted to the underwriters an option to buy up to an aggregate of           additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.
COMMISSIONS AND DISCOUNTS
Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representative of the underwriters has informed us that it does not expect to sell more than an aggregate of            shares of common stock to accounts over which such representative exercises discretionary authority.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            shares.

	Paid by us		Paid by selling stockholders		Total

	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise

Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $                million.
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.
NO SALES OF SIMILAR SECURITIES
We, our executive officers and directors and certain of our existing stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the representative, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock, or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representative may, in its sole discretion, release all or some of the securities from these lock-up agreements.
NASDAQ NATIONAL MARKET QUOTATION
We will apply to list our common stock on Nasdaq under the trading symbol “ORBC”.
PRICE STABILIZATION, SHORT POSITIONS
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

†	stabilizing transactions;

†	short sales;

†	purchases to cover positions created by short sales;

†	imposition of penalty bids; and

†	syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be “covered short sales”, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales”, which are short positions in excess of that amount.
The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination,

Underwriting

the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.
DETERMINATION OF OFFERING PRICE
Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock will be determined by negotiation by us and the representative of the underwriters. The principal factors to be considered in determining the initial public offering price include:

†	the information set forth in this prospectus and otherwise available to the representative;

†	our history and prospects and the history of and prospects for the industry in which we compete;

†	our past and present financial performance and an assessment of our management;

†	our prospects for future earnings and the present state of our development;

†	the general condition of the securities markets at the time of this offering;

†	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

†	other factors deemed relevant by the underwriters and us.
AFFILIATIONS
Certain of the underwriters and their affiliates have in the past and may in the future provide from time to time certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business for which they will be entitled to receive separate fees. UBS Securities LLC arranged the private placement of a portion of the convertible notes and Series B preferred stock in December 2005, for which it received customary fees. Bank of America, N.A., an affiliate of Banc of America Securities LLC, provides us with commercial banking services.

Legal matters
The validity of the shares of common stock offered hereby will be passed upon for us by Chadbourne & Parke LLP, New York, New York, and for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. As of the date of this prospectus, a member of Chadbourne & Parke LLP beneficially owns, through an investment partnership,            shares of our Series A preferred stock,            shares of our Series B preferred stock and warrants to purchase            shares of our common stock.
Experts
The consolidated financial statements as of December 31, 2004 and 2005 and for the years then ended included in this prospectus, and the related financial statement schedule included in the prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Our consolidated financial statements and financial statement schedule for the year ended December 31, 2003 included in this prospectus have been so included in reliance on the report, which includes an explanatory paragraph relating to our ability to continue as a going concern, of J.H. Cohn LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
Changes in and disagreements with accountants on accounting and financial disclosure
On July 12, 2005, we dismissed J.H. Cohn LLP as our principal accountants and engaged Deloitte & Touche LLP, as our independent auditors. The decision to change independent auditors was recommended by our Audit Committee and approved by our board of directors. We did not consult with Deloitte & Touche regarding any matters prior to its engagement.
From 2001 through July 12, 2005, there were no disagreements with J.H. Cohn LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of J.H. Cohn LLP, would have caused J.H. Cohn LLP to make reference to the subject matter in connection with their opinion on our consolidated financial statements for such years, except that the reports on the our financial statements for the period from April 23, 2001 inception to December 31, 2001 and for the years ended December 31, 2002 and 2003 contained separate paragraphs emphasizing that “the Company has incurred losses and its operating activities have used cash on a recurring basis which raise substantial doubt about its ability to continue as a going concern”.
In addition, on April 13, 2005, J.H. Cohn LLP provided our Audit Committee with a letter citing what J.H. Cohn LLP asserted are “material weaknesses” over certain matters involving internal control. In particular, J.H. Cohn LLP noted the following material weaknesses: insufficient formalized procedures to ensure that all relevant documents relating to accounting transactions were made available to our accounting department; lack of communication on a timely basis from upper management to our accounting department on significant and/or complex transactions; and several instances of transactions that were not properly recorded in the general ledger, leading to a significant number of recorded audit adjustments.
In response to the letter, we have engaged a national consulting firm with respect to the development of appropriate internal controls and have begun to hire key senior accounting and finance employees to comply with the requirements of Sarbanes-Oxley Act of 2002 and to augment our accounting and finance functions. We have discussed our corrective actions and future plans with our Audit Committee and we believe that the actions outlined above, once fully implemented, will correct any deficiencies in internal controls that are considered to be a material weakness.

Where you can find more information
We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.
Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy and information statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Report of independent registered public accounting firm
To the Board of Directors and Stockholders of
ORBCOMM Inc.
Fort Lee, New Jersey
We have audited the accompanying consolidated balance sheets of ORBCOMM Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in membership interests and stockholders’ deficit, and cash flows for the years then ended. Our audits also included the 2005 and 2004 information included in the financial statement schedule listed in the Index at page F-1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the 2005 and 2004 information included in the financial statement schedule, when considered in relation to the basic 2005 and 2004 consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ DELOITTE & TOUCHE LLP
New York, New York
May 9, 2006

Report of independent registered public accounting firm
The Board of Directors and Stockholders
ORBCOMM, Inc.
We have audited the accompanying consolidated statements of operations, changes in members’ membership interests and stockholders’ deficit and cash flows and the related financial statement schedule of ORBCOMM LLC and Subsidiaries for the year ended December 31, 2003. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of ORBCOMM LLC and Subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule for the year ended December 31, 2003, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred net losses and its operating activities have used cash on a recurring basis. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements referred to above do not include any adjustments that might result from the outcome of this uncertainty.
/s/ J. H. Cohn LLP
Roseland, New Jersey
April 13, 2005

Consolidated balance sheets

	December 31,

			Pro forma
			stockholders’
			equity
	2004	2005	2005

	(in thousands, except share data)
			(unaudited)
		(see Note 20)
ASSETS
Current assets:
Cash and cash equivalents	$3,316	$68,663
Accounts receivable, net of allowances for doubtful accounts of $564 and $671 in 2004 and 2005 (includes amounts due from related parties of $1,237 and $543 in 2004 and 2005)	4,770	3,550
Inventories	1,985	2,747
Advances to contract manufacturer	3,825	701
Prepaid expenses and other current assets	775	727

Total current assets	14,671	76,388
Long-term receivable— related party	472	472
Satellite network and other equipment, net	5,243	7,787
Intangible assets, net	317	4,375
Other assets	185	294

Total assets	$20,888	$89,316

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$2,165	$2,330
Accrued liabilities	3,667	8,198
Current portion of deferred revenue	423	575

Total current liabilities	6,255	11,103
Note payable— related party	—	594
Deferred revenue, net of current portion	4,878	8,052

Total liabilities	11,133	19,749

Commitments and contingencies
Convertible redeemable preferred stock:
Series A, par value $0.001; 15,000,000 shares authorized; 13,433,611 and 14,053,611 shares issued and outstanding in 2004 and 2005 (liquidation preference value of $8,027 in 2005) None issued and outstanding pro forma	38,588	45,500	—

Series B, par value $0.001; 30,000,000 shares authorized; 17,629,999 shares issued and outstanding in 2005 (liquidation preference value of $71,049 in 2005). None issued and outstanding pro forma	—	66,721	—

Stockholders’ (deficit) equity:
Common stock, par value $0.001; 105,000,000 shares authorized; 8,486,901 and 8,535,026 shares issued and outstanding in 2004 and 2005; 40,218,636 issued and outstanding pro forma	8	8	$40
Additional paid-in capital	10,693	5,880	118,069
Accumulated other comprehensive income	—	90	90
Accumulated deficit	(39,534)	(48,632)	(48,632)

Total stockholders’ (deficit) equity	(28,833)	(42,654)	$69,567

Total liabilities, convertible redeemable preferred stock and stockholders’ (deficit) equity	$20,888	$89,316

See notes to consolidated financial statements.

Consolidated statements of operations

	Years ended December 31,

	2003	2004	2005

	(in thousands, except per share data)
Revenues:
Service revenues (including related party amounts of $734, $517 and $566 in 2003, 2004 and 2005)	$5,143	$6,479	$7,804
Product sales (including related party amounts of $17, $123 and $66 in 2003, 2004 and 2005)	1,938	4,387	7,723

Total revenues	7,081	10,866	15,527

Costs and expenses(1):
Costs of services	6,102	5,884	6,223
Costs of product sales	1,833	4,921	6,459
Selling, general and administrative	6,577	8,646	9,344
Product development	546	778	1,341

Total cost and expenses	15,058	20,229	23,367

Loss from operations	(7,977)	(9,363)	(7,840)
Other income (expense):
Interest income	—	49	66
Interest expense, including amortization of deferred debt issuance costs and debt discount of $3,527, $722 and $31 in 2003, 2004 and 2005	(5,340)	(1,318)	(308)
Loss on extinguishment of debt	—	(1,757)	(1,016)

Total other income (expense)	(5,340)	(3,026)	(1,258)

Net loss	$(13,317)	$(12,389)	$(9,098)

Net loss applicable to common shares (Note 3)		$(14,535)	$(14,248)

Net loss per common share:
Basic and diluted		$(1.71)	$(1.67)

Basic and diluted pro forma (unaudited)			$(0.66)

Weighted average common shares outstanding:
Basic and diluted		8,487	8,524

Basic and diluted pro forma (unaudited)			21,508

(1) Stock-based compensation included in costs and expenses:
Costs of services		$31	$7
Selling, general and administrative expenses		1,436	183
Product development expenses		49	11

		$1,516	$201

See notes to consolidated financial statements.

Consolidated statements of changes in membership interests and stockholders’ deficit
Years ended December 31, 2003, 2004 and 2005

								Total
	Membership					Accumulated		membership
	interest units		Common stock		Additional	other		interests and
					paid-in	comprehensive	Accumulated	stockholders’	Comprehensive
	Units	Amount	Shares	Amount	capital	income	deficit	deficit	loss

	(in thousands, except membership interest units and share data)

Balances, January 1, 2003	8,486,901	$8,995	—	$—	$—	$—	$(13,725)	$(4,730)
Forgiveness of subscription receivable from former officer of ORBCOMM LLC	—	100	—	—	—	—	—	100
Fair value of warrants and beneficial conversion rights related to convertible bridge notes	—	2,079	—	—	—	—	—	2,079
Warrants issued to 18% convertible note holders in exchange for note modification	—	321	—	—	—	—	—	321
Net loss	—	—	—	—	—	—	(13,317)	(13,317)	$(13,317)

Balances, December 31, 2003	8,486,901	11,495	—	—	—	—	(27,042)	(15,547)
Fair value of warrants and beneficial conversion rights related to convertible bridge notes	—	836	—	—	—	—	—	836
Contribution of ORBCOMM LLC membership interest units into common stock of ORBCOMM Inc.	(8,486,901)	(12,331)	8,486,901	8	12,323	—	—	—
Warrants issued in connection with the sale of Series A convertible redeemable preferred stock	—	—	—	—	606	—	—	606
Issuance of Series A convertible redeemable preferred stock in connection with the acquisition of Sistron International LLC	—	—	—	—	(362)	—	(103)	(465)
Accrued preferred stock dividends	—	—	—	—	(3,318)	—	—	(3,318)
Accretion of preferred stock issuance costs	—	—	—	—	(320)	—	—	(320)
Stock-based compensation	—	—	—	—	1,516	—	—	1,516
Warrants issued in exchange for services rendered	—	—	—	—	248	—	—	248
Net loss	—	—	—	—	—	—	(12,389)	(12,389)	$(12,389)

Balances, December 31, 2004	—	—	8,486,901	8	10,693	—	(39,534)	(28,833)
Common stock issued	—	—	48,125	—	136	—	—	136
Accrued preferred stock dividends	—	—	—	—	(4,709)	—	—	(4,709)
Accretion of preferred stock issuance costs	—	—	—	—	(441)	—	—	(441)
Stock-based compensation	—	—	—	—	201	—	—	201
Net loss	—	—	—	—	—	—	(9,098)	(9,098)	$(9,098)
Cumulative translation adjustment	—	—	—	—	—	90	—	90	90

									$(9,008)

Balances, December 31, 2005	—	$—	8,535,026	$8	$5,880	$90	$(48,632)	$(42,654)

See notes to consolidated financial statements.

Consolidated statements of cash flows

	Years ended December 31,

	2003	2004	2005

	(in thousands)
Cash flows from operating activities:
Net loss	$(13,317)	$(12,389)	$(9,098)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Change in allowance for doubtful accounts	(153)	427	82
Inventory impairments	160	56	115
Depreciation and amortization	1,311	1,480	1,982
Amortization of deferred debt issuance costs and debt discount	3,527	722	31
Accretion on notes payable— related party	—	—	33
Loss on extinguishment of debt	—	1,757	1,016
Stock-based compensation	—	1,516	201
Warrants issued in exchange for services rendered	—	248	—
Write-off of note receivable	100	—	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(456)	(4,437)	1,014
Inventories	690	(1,528)	(642)
Advances to contract manufacturer	(253)	(3,572)	3,046
Prepaid expenses and other current assets	425	(896)	(366)
Accounts payable and accrued liabilities	1,489	(2,612)	2,902
Deferred revenue	1,509	3,177	3,325

Net cash (used in) provided by operating activities	(4,968)	(16,051)	3,641

Cash flows from investing activities:
Capital expenditures	(61)	(2,491)	(4,066)
Acquisitions of assets and businesses, net of cash acquired	(1,686)	2	33

Net cash used in investing activities	(1,747)	(2,489)	(4,033)

Cash flows from financing activities:
Payments of bank debt	(78)	(104)	—
Proceeds from issuance of Series A preferred stock net of issuance costs of $2,595	—	24,227	—
Proceeds from issuance of Series B preferred stock net of issuance costs of $4,328	—	—	41,702
Proceeds from issuance of 10% convertible bridge notes	—	1,250	25,019
Proceeds from issuance of 18% convertible bridge notes	4,956	—	—
Proceeds from issuance of 12% convertible bridge notes	2,500	—	—
Proceeds from issuance of note payable to Eurovest Holdings Ltd.	250	—	—
Repayment of 10% convertible bridge notes	—	(922)	—
Repayment of 18% convertible bridge notes	(55)	(2,341)	—
Repayment of note payable to Eurovest Holdings Ltd.	—	(250)	—
Repayment of due to ORBCOMM Holdings LLC	(340)	—	—
Payments for deferred financing costs	(606)	(82)	(1,047)

Net cash provided by financing activities	6,627	21,778	65,674

Effect of exchange rate changes on cash and cash equivalents	—	—	65

Net (decrease) increase in cash and cash equivalents	(88)	3,238	65,347
Cash and cash equivalents:
Beginning of year	166	78	3,316

End of year	$78	$3,316	$68,663

Supplemental cash flow disclosure (Note 19):
Interest paid	$406	$649	$187

See notes to consolidated financial statements.

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Note 1.	Organization and Business
ORBCOMM Inc. (“ORBCOMM” or the “Company”), a Delaware corporation, is a satellite-based data communication company that operates a two-way global wireless data messaging system optimized for narrowband data communication. The Company provides these services through a constellation of 30 owned and operated in-Earth orbit satellites and accompanying ground infrastructure through which small, low power, fixed or mobile subscriber communicators (“Communicators”) can be connected to other public or private networks, including the Internet (collectively, the “ORBCOMM System”). The ORBCOMM System is designed to enable businesses and government agencies to track, monitor, control and communicate with fixed and mobile assets located nearly anywhere in the world.
The Company was formed in October 2003. On February 17, 2004, the members of ORBCOMM LLC contributed all of their outstanding membership interests to the Company in exchange for 8,486,901 shares of common stock of the Company. As a result, ORBCOMM LLC became a wholly owned subsidiary of the Company (such transaction, in combination with the issuances of preferred stock pursuant to the Stock Purchase Agreement discussed below, is referred to as the “Reorganization”). The Reorganization was accounted for as a reverse acquisition of the Company by ORBCOMM LLC and a related issuance of Series A preferred stock. Accordingly, the historical consolidated financial statements of ORBCOMM LLC became the historical consolidated financial statements of the Company. ORBCOMM LLC, formerly a majority-owned subsidiary of ORBCOMM Holdings LLC (“Holdings”), was organized as a limited liability company in Delaware on April 4, 2001. On April 23, 2001, ORBCOMM LLC acquired substantially all of the non-cash assets and assumed certain liabilities of ORBCOMM Global L.P. and its subsidiaries (the “Predecessor Company”), which had filed petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on September 15, 2000. The Predecessor Company was a limited partnership formed by Orbital Communications Corporation, a subsidiary of Orbital Sciences Corporation, and Teleglobe Mobile Partners, a subsidiary of Teleglobe Holdings Corporation.
The Reorganization included the closing of a Stock Purchase Agreement (the “Stock Purchase Agreement”) among ORBCOMM, ORBCOMM LLC and certain investors pursuant to which the following occurred:

†	ORBCOMM issued 5,392,606 shares of Series A convertible redeemable voting preferred stock (“Series A preferred stock”) to new investors at a price of $2.84 per share, and received gross proceeds totaling $15,315.

†	Certain note holders of ORBCOMM LLC entered into agreements to contribute the principal balances and accrued interest of their notes, totaling $10,967, to ORBCOMM in exchange for 3,861,703 shares of Series A preferred stock at a price of $2.84 per share.

†	Holders of warrants to purchase 2,736,997 membership interest units of ORBCOMM LLC, representing all of the issued and outstanding warrants of ORBCOMM LLC, entered into agreements to contribute such warrants to ORBCOMM in exchange for warrants, with substantially the same terms and conditions, to purchase an equal number of shares of common stock of ORBCOMM at the same exercise price. The warrants have exercise prices ranging from $1.55 per share to $2.84 per share and expire starting November 2007 through February 2009.

†	In August 2004, ORBCOMM issued an additional 4,051,888 shares of Series A preferred stock to new and existing investors at $2.84 per share, pursuant to the Stock Purchase Agreement and

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

received gross proceeds of $11,507. In connection with the sales of the Series A preferred stock in February and August 2004, ORBCOMM incurred aggregate issuance costs of $2,595.

Note 2.	Basis of Presentation
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. At December 31, 2005, the Company had net working capital of $65,285. Through December 31, 2005, the Company has an accumulated deficit of $48,632 and management believes that losses and negative cash flows will continue for the foreseeable future. The Company’s long-term viability is dependent upon its ability to raise additional funding or achieve positive cash flows from operations. Until and unless the Company’s operations generate significant revenues and cash flows, the Company will continue to attempt to fund operations from cash on hand, through the issuance of notes and through the issuance of preferred or common stock.

Note 3.	Summary of Significant Accounting Policies
Principles of consolidation
The accompanying consolidated financial statements include the accounts of the Company, its wholly owned and majority-owned subsidiaries, and investments in variable interest entities in which the Company is determined to be the primary beneficiary. For periods before January 1, 2004, the accompanying consolidated financial statements included the accounts of ORBCOMM LLC and its wholly owned subsidiaries (See Note 1). All significant intercompany accounts and transactions have been eliminated in consolidation.
Investments in entities over which the Company has the ability to exercise significant influence but does not have a controlling interest are accounted for under the equity method of accounting. The Company considers several factors in determining whether it has the ability to exercise significant influence with respect to investments, including, but not limited to, direct and indirect ownership level in the voting securities, active participation on the board of directors, approval of operating and budgeting decisions and other participatory and protective rights. Under the equity method, the Company’s proportionate share of the net income or loss of such investee is reflected in the Company’s consolidated results of operations. Although the Company owns interests in companies that it accounts for pursuant to the equity method, the investments in those entities had no carrying value as of December 31, 2004 and 2005, and the Company had no equity in the earnings or losses of those investees for the years ended December 31, 2003, 2004 and 2005. Non-controlling interests in companies are accounted for by the cost method where the Company does not exercise significant influence over the investee. The Company’s cost basis investments had no carrying value as of December 31, 2004 and 2005.
Use of estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses at the date of the consolidated financial statements and during the reporting periods, and to disclose contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates. The most significant estimates relate to the allowances for doubtful accounts, the useful lives and impairment of the Company’s satellite network and other equipment, the fair value of acquired assets, the fair value of securities underlying stock-based compensation and the realization of deferred tax assets.

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Revenue recognition
Product revenues are derived from sales of Communicators and other equipment, such as gateway earth stations and gateway control centers, to customers. The Company derives service revenues from its resellers (i.e., its value added resellers (“VARs”), international value added resellers (“IVARs”), international licensees and country representatives) and direct customers from utilization of Communicators on the ORBCOMM System. These service revenues consist of a one-time activation fee for each Communicator activated for use and monthly usage fees. Usage fees charged to customers are based upon the number, size and frequency of data transmitted by a customer and the overall number of Communicators activated by each customer. Usage fees charged to the Company’s VARs, IVARs, international licensees and country representatives are charged primarily based on the overall number of Communicators activated by the VAR, IVAR, international licensee or country representative and the total amount of data transmitted by their customers. For one licensee customer, the Company charges usage fees as a percentage of the licensee’s revenues. The Company also earns revenues from providing engineering, technical and management support services to customers, and from license fees and royalties relating to the manufacture of Communicators by third parties under certain manufacturing agreements.
Revenues generated from the sale of Communicators and other products are either recognized when the products are shipped or when customers accept the products, depending on the specific contractual terms. Sales of Communicators and other products are not subject to return and title and risk of loss pass to the customer at the time of shipment. Sales of Communicators are primarily to VARs and IVARs are not bundled with services arrangements. Revenues from sales of gateway earth stations and related products are recognized upon customer acceptance. Revenues from the activation of Communicators are initially recorded as deferred revenues and are, thereafter, recognized ratably over the term of the agreement with the customer, generally three years. Revenues generated from monthly usage and administrative fees and engineering services are recognized when the services are rendered. Upfront payments for manufacturing license fees are initially recorded as deferred revenues and are recognized ratably over the term of the agreements, generally ten years. Revenues generated from royalties relating to the manufacture of Communicators by third parties are recognized when the third party notifies the Company of the units it has manufactured and a unique serial number is assigned to each unit by the Company.
Amounts received prior to the performance of services under customer contracts are recognized as deferred revenues and revenue recognition is deferred until such time that all revenue recognition criteria have been met.
For arrangements with multiple obligations (e.g., deliverable and undeliverable products, and other post-contract support), the Company allocates revenues to each component of the contract based on objective evidence of its fair value. The Company recognizes revenues allocated to undelivered products when the criteria for product revenues set forth above are met. If objective and reliable evidence of the fair value of the undelivered obligations is not available, the arrangement consideration allocable to a delivered item is combined with the amount allocable to the undelivered item(s) within the arrangement. Revenues are recognized as the remaining obligations are fulfilled.
Out-of-pocket expenses incurred during the performance of professional service contracts are included in costs of services and any amounts re-billed to clients are included in revenues during the period in which they are incurred. Shipping costs billed to customers are included in product sales revenues and the related costs are included as costs of product sales.
The Company, on occasion, issues options to purchase its equity securities or the equity securities of its subsidiaries, or issue shares of its common stock as an incentive in soliciting sales commitments

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

from its customers. The grant date fair value of such equity instruments is recorded as a reduction of revenues on a pro-rata basis as products or services are delivered under the sales arrangement.
Costs of revenues
Costs of product sales includes the purchase price of products sold, shipping charges, costs of warranty obligations, payroll and payroll related costs for employees who are directly associated with fulfilling product sales and depreciation and amortization of assets used to deliver products. Costs of services is comprised of payroll and related costs, including stock-based compensation, materials and supplies, depreciation and amortization of assets used to provide services.
Foreign currency translation
The Company has foreign operations where the functional currency has been determined to be the local currency. The functional currency of the Company’s Canadian subsidiary has been determined to be the U.S. dollar. For operations where the local currency is the functional currency, assets and liabilities are translated using end-of-period exchange rates; revenues, expenses and cash flows are translated using average rates of exchange. For these operations, currency translation adjustments are accumulated in a separate component of stockholders’ deficit. Transaction gains and losses are recognized in the determination of net income or loss. For operations where the U.S. dollar is designated as the functional currency, monetary assets and liabilities are remeasured using the end-of-period exchange rates, where non-monetary accounts are remeasured using historical exchange rates, and all remeasurement and transaction adjustments are recognized in the determination of the net income or loss.
Fair value of financial instruments
The carrying value of the Company’s short-term financial instruments, including cash, accounts receivable, accounts payable and accrued expenses and the current portion of deferred revenues approximated their fair value due to the short-term nature of these items. There is no market value information available for the Company’s long-term receivables, long-term deferred revenues and redeemable convertible preferred stock and a reasonable estimate could not be made without incurring excessive costs.
Cash and cash equivalents
The Company considers all liquid investments with maturities of three months or less, at the time of purchase, to be cash equivalents.
Concentration of risk
The Company’s customers are primarily commercial organizations headquartered in the United States. Accounts receivable are generally unsecured.
Accounts receivable are due in accordance with payment terms included in contracts negotiated with customers. Amounts due from customers are stated net of an allowance for doubtful accounts. Accounts that are outstanding longer than the contracted for payment terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time accounts are past due, the customer’s current ability to pay its obligations to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they are deemed uncollectible.
Long-term receivables represent amounts due from the sale of products and services to related parties that are collateralized by assets whose estimated fair market value exceeds the carrying value of the receivables (see Note 16).

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

During the years ended December 31, 2003, 2004 and 2005, one customer comprised 25.1%, 37.2% and 31.4% of revenues. During 2005, a second customer comprised 13.7% of revenues, resulting from the sale of a gateway earth station to that customer. At December 31, 2004 and 2005, one customer accounted for 10.0% and 41.9% of accounts receivable, respectively.
A significant portion of the Company’s Communicators are manufactured under a contract by Delphi Automotive Systems LLC, a subsidiary of Delphi Corporation, which is under bankruptcy protection. The Communicators are manufactured by a Delphi affiliate in Mexico, which the Company does not believe will be impacted by the Delphi bankruptcy. As of December 31, 2005, there has been no interruption to the supply of Communicators from Delphi.
The Company does not currently maintain in-orbit insurance coverage for its satellites to address the risk of potential systemic anomalies, failures or catastrophic events affecting the existing satellite constellation. If the Company experiences significant uninsured losses, such events could have a material adverse impact on the Company’s business.
Inventories
Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis. Inventory represents finished goods available for sale to customers. The Company periodically evaluates the realizability of inventories and adjusts the carrying value as necessary.
Satellite network and other equipment
Satellite network and other equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized once an asset is placed in service using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their useful life or their respective lease term.
The cost of repairs and maintenance is charged to operations as incurred; significant renewals and betterments are capitalized.
Capitalized development costs
The Company capitalizes the costs of acquiring, developing and testing software to meet the Company’s internal needs. Capitalization of costs associated with software obtained or developed for internal use commences when both the preliminary project stage is completed and management has authorized further funding for the project, based on a determination that it is probable that the project will be completed and used to perform the function intended. Capitalized costs include only (1) external direct cost of materials and services consumed in developing or obtaining internal-use software, and (2) payroll and payroll-related costs for employees who are directly associated with and devote time to the internal-use software project. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use. Internal use software costs are amortized once the software is placed in service using the straight-line method over periods ranging from three to five years. Prior to 2005, the Company did not capitalize any payroll and payroll-related costs because in the opinion of management these costs were not deemed capitalizable.
Intangible assets
Intangible assets consist primarily of licenses acquired from affiliates to market and resell the Company’s services in certain foreign geographic areas and related regulatory approvals to allow the Company to provide its services in various countries and territories. The Company’s intangible assets also include acquired intellectual property related to the manufacture of Communicators. Intangible assets are stated at their acquisition cost.

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Amortization of intangible assets is recognized using the straight-line method over the estimated useful lives of the assets. The Company does not have any indefinite-lived intangible assets at December 31, 2004 and 2005.
Impairment of long-lived assets
The Company’s policy is to review its long-lived assets and amortizable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In connection with this review, the Company also reevaluates the periods of depreciation and amortization for these assets. The Company recognizes an impairment loss when the sum of the undiscounted expected future cash flows from the use and eventual disposition of the asset is less than its carrying amount. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined using the present value of the net future operating cash flows to be generated by the asset. Through December 31, 2005, the Company has not recorded any impairment charges on its long-lived assets or intangibles.
Debt issuance costs and debt discount
Loan fees and other costs incurred in connection with the issuance of notes payable are deferred and amortized over the term of the related loan using the effective interest method. Such amortization is reported as a component of interest expense.
The Company accounts for the intrinsic value of beneficial conversion rights arising from the issuance of convertible debt instruments with conversion rights that are “in-the-money” at the commitment date pursuant to Emerging Issues Task Force (“EITF”) Issue No. 98-5 and EITF Issue No. 00-27. Such value is measured based on the relative fair value of the detachable convertible instrument and the associated debt and is allocated to additional paid-in-capital (or members’ deficiency prior to the Reorganization) and recorded as a reduction in the carrying value of the related debt. The intrinsic value of beneficial conversion rights is amortized to interest expense from the issuance date through the earliest date the underlying debt instrument can be converted using the effective interest method.
Warrants, or any other detachable instruments issued in connection with debt financing agreements, are valued using the relative fair value method and allocated to additional paid-in capital (or members’ deficiency prior to the Reorganization) and recorded as a reduction in the carrying value of the related debt. This discount is amortized to interest expense from the issuance date through the maturity date of the debt using the effective interest method.
If debt is repaid, or converted into preferred or common stock, prior to the full amortization of the related issuance costs, beneficial conversion rights or debt discount, the remaining balance of such items are recorded as loss on extinguishment of debt in the Company’s consolidated statements of operations. Prepaid interest associated with notes payable is recognized based on the terms of the related notes, generally in the first interest periods of the notes.
Convertible redeemable preferred stock
At the time of issuance, preferred stock is recorded at its gross proceeds less issuance costs. The carrying value is increased to the redemption value using the effective interest method over the period from the date of issuance to the earliest date of redemption. The carrying value of preferred stock is also increased by cumulative unpaid dividends.
Income taxes
Prior to February 17, 2004, the consolidated financial statements did not include a provision for federal and state income taxes because ORBCOMM LLC was treated as a partnership for federal and

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

state income tax purposes. As such, ORBCOMM LLC was not subject to any income taxes, as any income or loss through February 17, 2004 was included in the tax returns of the individual members.
ORBCOMM LLC became a wholly owned subsidiary of the Company as of February 17, 2004 (see Note 1). The Company is a “C” corporation and for income tax purposes has adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes” (“SFAS 109”).
Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when realization of deferred tax assets is not considered more likely than not.
Stock-based compensation
Stock-based compensation arrangements with employees are accounted for in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations, using the intrinsic value method of accounting which requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date an employee stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. The intrinsic value per share is being recorded as compensation expense over the applicable vesting period, using the straight-line method. The Company provides the required disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), as amended by SFAS No. 148, “Accounting for Stock-based Compensation— Transition and Disclosure”. Stock-based awards to nonemployees are accounted for under the provisions of SFAS 123 and EITF No. 96-18, “Accounting for Equity Instruments Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. Had the Company applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation awards with the value of each option grant estimated on the date of the grant using an option-pricing model, assuming no dividend yield, 61.5% volatility, an expected term of three to four years, and a weighted average interest rate of 2.33%, the impact on the Company’s consolidated net loss would have been as follows:

	Years ended
	December 31,

	2004	2005

Net loss applicable to common shares, as reported	$(14,535)	$(14,248)
Add: Stock-based employee compensation included in reported net loss	1,516	201
Deduct: Employee stock-based compensation determined under the fair value method for all awards, net of related tax effects	(2,387)	(530)

Pro forma net loss applicable to common shares	$(15,406)	$(14,577)

Net loss per common share, basic and diluted:
As reported	$(1.71)	$(1.67)
Pro forma	$(1.82)	$(1.71)

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Computation of net loss per common share
Basic net loss per common share is calculated by dividing net loss applicable to common stockholders (net loss adjusted for dividends required on preferred stock and accretion in preferred stock carrying value) by the weighted-average number of common shares outstanding for the year. Diluted net loss per common share is the same as basic net loss per common share, since potentially dilutive securities such as stock options, stock warrants, convertible preferred stock and convertible notes would have an antidilutive effect as the Company incurred a net loss for the years ended December 31, 2004 and 2005.
The potentially dilutive securities excluded from the determination of basic and diluted loss per share, as their effect is antidilutive, are as follows:

	Years ended
	December 31,

	2004	2005

Series A convertible preferred stock	13,433,611	14,053,611
Series B convertible preferred stock	—	17,629,999
Preferred stock warrants	478,392	478,392
Common stock warrants	2,876,997	2,876,997
Stock options	2,214,686	2,192,561

	19,003,686	37,231,560

The net loss applicable to common shares of the Company for the year ended December 31, 2004 is based on the Company’s net loss for the period from the date of the Reorganization (February 17, 2004) through December 31, 2004. Net loss attributable to the period from January 1, 2004 to February 16, 2004, prior to the Company becoming a corporation and issuing its common shares, has been excluded from the net loss applicable to common shares. As a result, net loss per common share for 2004 is not comparable to the net loss per common share for 2005. For the years ended December 31, 2004 and 2005, the reconciliation between net loss and net loss applicable to common shares is as follows:

	Years ended
	December 31,

	2004	2005

Net loss	$(12,389)	$(9,098)
Less: Net loss attributable to period prior to the Reorganization	1,492	—
Add: Preferred stock dividends and accretion of preferred stock carrying value	(3,638)	(5,150)

Net loss applicable to common shares	$(14,535)	$(14,248)

Comprehensive loss
SFAS No. 130, “Reporting Comprehensive Income”, established standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company’s other comprehensive income component results from currency translation adjustments.
Recent accounting pronouncements
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs— an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends Accounting Research Board No. 43, Chapter 4 to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

(spoilage) should be recognized as current period charges. Additionally, SFAS 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 shall be effective for the Company beginning January 1, 2006. SFAS 151 is not anticipated to have an impact on the Company’s consolidated financial statements as it currently does not manufacture its inventory.
In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payments” (“SFAS 123(R)”). The new pronouncement replaces the existing requirements under SFAS 123, SFAS 148 and APB 25. Under SFAS 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the consolidated statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using the intrinsic value method pursuant to APB 25 and generally requires such transactions be accounted for using a fair-value method. SFAS 123(R) is effective for awards and stock options granted, modified or settled in cash in interim or annual periods beginning after December 15, 2005. The Company plans to adopt the modified prospective transition method, which requires the Company to recognize compensation cost for awards that are not fully vested as of the effective date of SFAS 123(R) based on the same estimate that the Company used to previously value its grants under SFAS 123.
The Company will be required to expense the fair value of stock option grants rather than disclose the impact on its consolidated statement of operations within the Company’s footnotes, as is the current practice. As a result, the Company will incur stock-based compensation expense from January 1, 2006 for options issued prior to that date but which were not fully vested at that time. The Company will incur additional compensation expense as new awards are made after January 1, 2006.
In December 2004, the FASB issued SFAS No. 153, “Exchange of Non-monetary Assets, an Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions” (“SFAS 153”). SFAS 153 addresses the measurement of exchanges of non-monetary assets and requires that such exchanges be measured at fair value, with limited exceptions. SFAS 153 amends APB Opinion No. 29 by eliminating the exception that required non-monetary exchanges of similar productive assets to be recorded on a carryover basis. The provisions of SFAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company’s consolidated financial statements.
In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provision of FIN 47 during 2005. The adoption of FIN 47 had no impact on the Company’s consolidated financial statements.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections— a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”), which requires a retrospective application to prior periods’ financial statements of changes in accounting principle for all periods presented. This statement supersedes prior accounting principles that required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. The provisions of SFAS 154 are effective for fiscal years beginning after December 15, 2005. The Company does not currently contemplate any voluntary changes in accounting principles.

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Note 4.	Acquisitions
Acquisition of assets of Stellar Satellite Communications Ltd.
On May 1, 2003, ORBCOMM LLC entered into an agreement to acquire the business operations of Stellar Satellite Communications Ltd., an Israeli limited company (“Old Stellar”), including the inventory, intellectual property and other assets relating to equipment production of Old Stellar. The Company also assumed specific limited warranty obligations of Old Stellar. The acquisition was completed on May 19, 2003. The Company acquired the assets of Old Stellar to help ensure that sufficient Communicators would be available to meet the needs of its customers at reasonable prices. The aggregate purchase price was $1,686, consisting of $1,600 in cash and acquisition costs of $86.
The acquisition was accounted for by the Company using the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”. The acquired assets and liabilities assumed were recorded at their estimated fair value at the date of acquisition. The Company allocated the purchase price of $1,686 as follows:

Inventory	$1,295
Intellectual property	715

2,010
Less liabilities assumed	(324)

$1,686

In accordance with the purchase method, the accompanying consolidated statements of operations and cash flows include the results of operations and cash flows of New Stellar (as defined below) from May 19, 2003.
At the time of the Company’s acquisition of Old Stellar’s assets, Transport International Pool, Inc. (“GE TIP”), a subsidiary of GE Capital (see Note 12) and Eurovest Holdings Ltd. (“Eurovest”) were granted rights to acquire a 30% and 35% equity interest in Stellar Satellite Communications, Ltd., an International Business Company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of the Company organized to hold the Old Stellar assets (“New Stellar”), respectively. Eurovest’s rights to obtain an interest in New Stellar were contingent upon GE TIP exercising its rights. The fair value of such rights was not significant. In May 2003, Eurovest loaned the Company $250 to help finance the Company’s acquisition of Old Stellar’s assets. In May 2004, the Company repaid the note payable to Eurovest plus interest of $200. The $200 payment has been charged to interest expense in the accompanying consolidated statements of operations.
In July 2003, GE TIP’s rights to acquire equity interests in New Stellar lapsed. Eurovest’s rights, also lapsed in July 2003 because they were contingent on GE TIP exercising its rights.
Acquisition of Sistron International LLC.
On February 17, 2004, as a condition to the Reorganization, two officers of the Company contributed all of their interests in Sistron International LLC (“Sistron”) (representing 100% of Sistron) to the Company in exchange for 127,414 shares of Series A redeemable convertible preferred stock of the Company. Sistron is a value added reseller of the Company’s services.
Sistron and the Company were entities under common control and as a result, the acquisition of Sistron was accounted for in a manner similar to a pooling of interests and Sistron’s assets and liabilities were recorded at their historical carrying amounts. The excess of the carrying amount of Sistron’s liabilities over its assets of $103 was recorded as an increase in accumulated deficit. The Company also recorded a reduction to additional paid-in capital of $362 which equaled the carrying value of preferred stock issued for the interests in Sistron. Sistron’s results of operations for the year

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

ended December 31, 2003 and from January 1, 2004 through February 17, 2004 were immaterial and were not included in the Company’s consolidated statements of operations prior to the acquisition.
Acquisition of interest in Satcom International Group Plc.
On October 7, 2005 the Company acquired, from two officers of the Company, a 51% interest of Satcom International Group Plc. (“Satcom”) in exchange for (i) 620,000 shares of Series A redeemable convertible preferred stock and the assumption of certain liabilities and (ii) a contingent payment in the event of a sale of or initial public offering of the Company. The contingent payment would equal $2,000, $3,000 or $6,000 in the event of proceeds from such a sale or the valuation in an initial public offering exceeding $250,000, $300,000 or $500,000, respectively, subject to proration for amounts that fall in between these thresholds. Satcom is an international licensee of the Company’s services. The transaction was completed in order to eliminate any potential conflict of interest between the Company and the officers. (See Note 16).
Upon review of the activities of Satcom, the Company determined that the operations of Satcom did not qualify as a business as it had no employees, no sales force, insignificant revenues, and its only assets of value were its granted licenses. Satcom had been inactive for several years at the time of acquisition. Accordingly, the acquisition was accounted for as an asset purchase. The assets acquired were recorded at their estimated fair value at the date of acquisition of $4,655. As consideration, the Company issued 620,000 shares of Series A preferred stock valued with an aggregate value of $1,761 (determined at the date the agreement to purchase Satcom was executed). The Company incurred transactions costs of $508. The net asset value attributed to the 49% owners is recorded at its historical cost basis which was $0 at the date of acquisition. The Company allocated the purchase price as follows:

Acquired licenses	$4,484
Other assets	171
Liabilities (including note payable to related party of $586)	(2,386)

Acquisition cost	$2,269

The accompanying consolidated statements of operations and cash flows include Satcom’s revenues, operating expenses and cash flows from October 7, 2005.

Note 5.	Advances to Contract Manufacturer
Advances to contract manufacturer represent deposits made by the Company with its contract manufacturer to fund future inventory purchase commitments. As of December 31, 2004 and 2005, the aggregate amount of the advances was $3,825 and $701, respectively. The balance at December 31, 2005 is expected to be applied to inventory purchases in 2006.

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Note 6.	Satellite Network and Other Equipment
Satellite network and other equipment consisted of the following:

		December 31,
	Useful life
	(years)	2004	2005

Satellite network	5-7	$7,298	$7,421
Capitalized software	3-5	93	268
Other	2-7	407	663
Assets under construction		1,786	5,331

		9,584	13,683
Less accumulated depreciation and amortization		(4,341)	(5,896)

		$5,243	$7,787

During the year ended December 31, 2005, the Company capitalized $367 of costs attributable to the design and development of internal-use software.
Depreciation and amortization expense for the years ended December 31, 2003, 2004 and 2005 was $1,152, $1,241 and $1,556, respectively. This includes amortization of internal-use software of $10, $11 and $42 for the years ended December 31, 2003, 2004 and 2005, respectively.

Note 7.	Intangible Assets
The Company’s intangible assets consisted of the following:

		December 31,

		2004			2005

	Useful life		Accumulated			Accumulated
	(years)	Cost	Amortization	Net	Cost	Amortization	Net

Acquired licenses	6	$—	$—	$—	$4,484	$(187)	$4,297
Intellectual property	3	715	(398)	317	715	(637)	78

		$715	$(398)	$317	$5,199	$(824)	$4,375

Amortization of intangible assets for the years ended December 31, 2003, 2004 and 2005 was $159, $239 and $426, respectively.
Estimated amortization expense for intangible assets is as follows:

Years ending December 31,

2006	$827
2007	747
2008	747
2009	747
2010	747
Thereafter	560

$4,375

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Note 8.	Accrued Liabilities
The Company’s accrued liabilities consisted of the following:

	December 31,

	2004	2005

Accrued Series B preferred stock issuance costs	$—	$2,911
Gateway settlement obligation (See Note 17)	1,645	1,645
Accrued compensation and benefits	457	960
Payroll taxes and withholdings, interest and penalties	677	117
Accrued warranty obligations	493	236
Accrued interest	—	560
Accrued professional services	195	596
Other accrued expenses	200	1,173

	$3,667	$8,198

The Company accrues an estimate of its exposure to warranty claims based on current product sales data and actual customer claims. The majority of the Company’s products carry a one-year warranty. The Company assesses the adequacy of its recorded accrued warranty costs periodically and adjusts the amount as necessary. As of December 31, 2004 and 2005, accrued warranty obligations consisted of the following:

	December 31,

	2004	2005

Balance at January 1,	$392	$493
Payments	—	(584)
Accruals for obligations	101	327

Balance at December 31,	$493	$236

Note 9.	Notes Payable
Presented below is a description of notes payable of the Company. At December 31, 2005, the Company had $594 of outstanding notes.
OHB Technology A.G.
In connection with the acquisition of a majority interest in Satcom (see Note 4), the Company has recorded an indebtedness to OHB Technology A.G. (formerly known as OHB Teledata A.G.) (“OHB”), a principal stockholder of the Company. At December 31, 2005, the principal balance of the note payable was € 1,138 ($1,348) and it had a carrying value of $594. The carrying value is based on the note’s estimated fair value at the time of acquisition. The difference between the carrying value and principal balance is being amortized to interest expense over the estimated life of the debt of six years. This note does not bear interest and has no fixed repayment term. Repayment will be made from the distribution profits (as defined in the note agreement) of Satcom. The note has been classified as long-term and the Company does not expect any repayments to be required prior to December 31, 2007.
10% convertible bridge notes
In January and February 2004, ORBCOMM LLC issued 10% Series C convertible bridge notes (“Series C Notes”) in the aggregate principal amount of $1,316. ORBCOMM LLC received proceeds

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

of $1,250, net of prepaid interest of $66 from the sale of the Series C Notes. These notes were scheduled to mature on various dates from January through February 2005.
In connection with the issuance of the Series C Notes, ORBCOMM LLC issued warrants to purchase 131,578 membership interest units of ORBCOMM LLC at an exercise price of $2.84 per unit. These warrants were scheduled to expire on various dates from January through February 2009. The fair value of the warrants of $177 was recorded as debt discount. The Company uses the Black-Scholes pricing model to determine the estimate fair value of its warrants. Additionally, these notes had a beneficial conversion feature which was valued at $177 and recorded as debt discount. The fair value of the warrants and the beneficial conversion feature were amortized to interest expense over the term of the notes using the effective interest method.
18% convertible bridge notes issued to investors and related parties
2003
During 2003, ORBCOMM LLC issued 18% convertible bridge notes (“18% Notes”) in the aggregate principal amount of $4,469, of which notes totaling $165, net of prepaid interest of $15, were issued, in lieu of fees, to a placement agent. ORBCOMM LLC received proceeds of $3,908, net of prepaid interest of $396 from the sale of these notes.
In addition, in 2003, ORBCOMM LLC also issued 18% Notes to related parties totaling $1,152. ORBCOMM LLC received net proceeds of $1,048, net of prepaid interest of $104, from the issuance of these notes.
The 18% Notes were scheduled to mature on various dates from March through November 2004.
In connection with the issuance of the 18% Notes, ORBCOMM LLC issued warrants to purchase 1,182,580 membership interest units of ORBCOMM LLC of which 246,647 were issued to related parties. All warrants had an exercise price of $1.55 per unit. These warrants were scheduled to expire from March through November 2008. The fair value of the warrants of $930 was recorded as debt discount. Additionally, these notes had a beneficial conversion feature which was valued at $930 and recorded as debt discount. The fair value of the warrants and the beneficial conversion feature were amortized to interest expense over the term of the notes using the effective interest method.
2002
During November and December 2002, ORBCOMM LLC issued 18% convertible bridge notes (“2002 Notes”) with an aggregate principal amount of $3,214. ORBCOMM LLC received proceeds of $2,925, net of prepaid interest of $289, from the issuance of these notes.
In addition, during November and December 2002, ORBCOMM LLC issued additional 2002 Notes in the aggregate principal amount of $1,550 to related parties. ORBCOMM LLC received proceeds of $1,410, net of prepaid interest of $140 from the issuance of these notes.
The 2002 notes were scheduled to mature in November and December 2003.
Purchasers of the 2002 Notes also received warrants to purchase 682,100 membership interest units of ORBCOMM LLC, of which warrants to purchase 221,853 membership interest units were issued to related parties. The warrants had an exercise price of $1.55 per unit. These warrants were scheduled to expire on November 2007. The fair value of the warrants of $581 was recorded as debt discount. Additionally, these notes had a beneficial conversion feature which was valued at $581 and recorded as debt discount. The fair value of the warrants and the beneficial conversion feature were amortized to interest expense over the term of the notes using the effective interest method.
In March 2003, the holders of the 2002 Notes, except for one note holder with a principal amount due of $55, agreed to extend the maturity dates of these notes to May 2004. Accordingly,

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

ORBCOMM LLC began amortizing the remaining original debt discount through May 2004. In consideration for agreeing to extend the maturity dates of the 2002 Notes, ORBCOMM LLC issued warrants to purchase 340,737 membership interest units of ORBCOMM LLC at an exercise price of $1.55 per unit. These warrants were scheduled to expire on November 2008. The fair value of the warrants was $321 and recorded as debt discount. The fair value of the warrants was amortized over the term of the notes using the effective interest method.
12% convertible bridge note
On November 5, 2003, ORBCOMM LLC issued a 12% convertible promissory note (“12% Note”) in the amount of $2,500. The 12% Note was scheduled to mature on May 5, 2004. The 12% Note provided for the issuance of warrants. The number of warrants issued was based on the length of time the debt was outstanding. The 12% Note was automatically convertible into Series A preferred stock of the Company in the event of a qualified financing, as defined in the 12% Note.
In February 2004, following the Reorganization and pursuant to the terms of the 12% Note, the Company issued the noteholder warrants to purchase 132,041 shares of the Company’s Series A preferred stock at an exercise price of $2.84 per share. The fair value of the warrants of $213 and beneficial conversion feature of $213 were recorded as a loss on extinguishment of debt.
Conversion of notes
In February 2004, in connection with the Reorganization (see Note 1), certain note holders exchanged notes having an aggregate principal balance and accrued interest of approximately $10,967 for 3,861,703 shares of the Company’s Series A preferred stock. Noteholders who did not convert their notes were repaid approximately $3,263 in 2004 in satisfaction of all amounts due thereunder. The unamortized balances of debt discount and deferred charges in the amounts of $1,279 and $478, respectively, were recorded as a loss on extinguishment of debt on the date of conversion.
2005 bridge notes
In November and December 2005, the Company issued 10% bridge notes for net proceeds of $25,019 (“2005 Bridge Notes”). The 2005 Bridge Notes had a maturity date of February 16, 2010. The 2005 Bridge Notes were automatically convertible into shares of the Company’s Series B convertible redeemable preferred stock (“Series B preferred stock”) in the event the Company issued in excess of $25,000 of 2005 Bridge Notes and in other certain circumstances. In connection with the issuance of the 2005 Bridge Notes, the Company agreed to issue warrants to purchase common stock of the Company at the lower of $4.03 per share or the price of the next Company issuance of preferred stock. The warrants were subject to cancellation if the 2005 Bridge Notes were automatically converted into Series B preferred stock. On December 30, 2005, all 2005 Bridge Notes were converted into shares of Series B preferred stock at a conversion price of $4.03 per share and the Company’s obligation to issue warrants to purchase common stock terminated. The Company recognized a loss on extinguishment of debt of $1,016 upon conversion of the 2005 Bridge Notes for unamortized debt issuance costs.

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Interest expense and amortization
Interest expense and amortization of debt issuance costs and debt discount are as follows:

				Amortization of debt			Amortization of debt
	Interest expense For the Years			issuance costs For the Years			discount For the Years Ended
	Ended December 31,			Ended December 31,			December 31,

	2003	2004	2005	2003	2004	2005	2003	2004	2005

Series C Notes	$—	$9	$—	$—	$2	$—	$—	$15	$—
18% Notes	1,477	254	—	1,255	246	—	2,272	458	—
12% Notes	47	38	—	—	—	—	—	—	—
Eurovest loan	—	200	—	—	—	—	—	—	—
2005 Bridge Notes	—	—	187	—	—	31	—	—	—
Payroll taxes	185	53	—	—	—	—	—	—	—
Other	104	43	90	—	—	—	—	—	—

	$1,813	$597	$277	$1,255	$248	$31	$2,272	$473	$—

Note 10.	Deferred Revenues
Deferred revenues consisted of the following:

	December 31,

	2004	2005

Professional services	$2,208	$6,674
Gateway sale contract	2,099	—
Service activation fees	779	1,040
Manufacturing license fees	120	105
Prepaid services	95	808

	5,301	8,627
Less current portion	(423)	(575)

Long-term portion	$4,878	$8,052

During 2004, the Company entered into a contract with the United States Coast Guard (“USCG”), to design, develop, launch and operate a single satellite equipped with the capability to receive, process and forward Automatic Identification System (“AIS”) data (the “Concept Validation Project”). Under the terms of the agreement, title to the Concept Validation Project satellite remains with the Company, however the USCG will be granted a non-exclusive, royalty free license to use the designs, processes and procedures developed under the contract in connection with any future Company satellites that are AIS enabled. The Company is permitted to use the Concept Validation Project satellite to provide services to other customers. The agreement also provides for post-launch maintenance and AIS data transmission services to be provided by the Company to the USCG for an initial term of 14 months. At its option, the USCG may elect under the agreement to receive maintenance and AIS data transmission services for up to an additional 18 months subsequent to the initial term. The deliverables under the arrangement do not qualify as separate units of accounting and, as a result, revenues from the contract will be recognized ratably commencing upon the launch of the Concept Validation Project satellite (expected in mid-2006) through the term of the contract. Deferred professional services revenues at December 31, 2004 and 2005 represent amounts received from the USCG under the contract.

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Note 11.	Convertible Redeemable Preferred Stock
The Company’s Amended and Restated Articles of Incorporation authorize the issuance of up to 45 million shares of preferred stock; up to 15 million is authorized as Series A preferred stock and up to 30 million is authorized as Series B preferred stock.
A summary of the Company’s preferred stock is as follows:

	Series A		Series B
	preferred stock		preferred stock
	December 31,		December 31,

	2004	2005	2004	2005

Redemption value	$38,151	$39,912	$—	$71,049
Accrued dividends	3,318	8,027	—	—
Issuance costs, net of accretion	(2,881)	(2,439)	—	(4,328)

Carrying value	$38,588	$45,500	$—	$66,721

Warrants to purchase shares of Series A preferred stock have been issued in exchange for services. The fair value of preferred stock warrants issued in exchange for services totaled $606 for the year ended December 31, 2004 and has been included in selling, general and administrative expenses. At each of December 31, 2004 and 2005, there were outstanding warrants to purchase 478,392 shares of Series A preferred stock. All outstanding preferred stock warrants have an exercise price of $2.84 per share.
The terms of the Series A and Series B preferred stock are as follows:
Dividends
Holders of the Series B preferred stock are entitled to receive a cumulative 12% dividend annually payable in cash in arrears. The Series A preferred stock holders were entitled to receive a cumulative 12% annual dividend. The Series A preferred stock dividend was eliminated upon the issuance of the Series B preferred stock in December 2005. In January 2006, the Company paid all accumulated dividends on its Series A preferred stock totaling $8,027.
Conversion
Shares of preferred stock are convertible into shares of common stock at a ratio of one for one, subject to adjustment in the event of certain dilutive issuances. Each share of preferred stock may be converted into common stock at any time by the holder. Each share of preferred stock will be converted automatically into shares of common stock at any time upon the earlier of one of the following events: (i) the closing of a Qualified Public Offering of the Company’s common stock; or (ii) the closing of a Qualified Sale; or (iii) upon the vote of the holders of not less than two-thirds of the Series B preferred shares.
For purposes of an automatic conversion of preferred stock:

(1) A Qualified Public Offering is defined as a public offering with gross cash proceeds of not less than $75 million at a per share price of not less than (i) $8.52 per share if the public offering occurs on or before February 28, 2007, (ii) $10.00 per share if the public offering occurs after February 28, 2007 and on or before December 31, 2007, or (iii) $12.00 per share if the public offering occurs on or after January 1, 2008.

(2) A Qualified Sale is defined to mean a sale or merger of the Company in which the holders of the Series B preferred stock receive not less than (i) $8.52 per share if the Qualified Sale occurs on or before February 28, 2007, (ii) $10.00 per share if the Qualified Sale occurs after

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

February 28, 2007 and on or before December 31, 2007, or (iii) $12.00 per share if the Qualified Sale occurs on or after January 1, 2008.
The Company is required to pay the holders of Series B preferred stock all declared and/or accrued but unpaid dividends upon conversion into common stock.
Voting rights
Each share of preferred stock is entitled to one vote for each share of common stock into which the preferred stock is convertible. The holders of preferred stock, voting as a single class, are entitled to elect six members of the Company’s board of directors (out of a ten member board).
Liquidation preference
In the event of any liquidation, sale or merger of the Company, the holders of Series B preferred stock are entitled to receive, prior to and in preference to the holders of the Series A preferred stock and common stock of the Company, an amount equal to $4.03 per share plus all unpaid dividends. After the payment of the full preference to all of the holders of Series B preferred shares as a result of such an event, any remaining assets of the Company legally available for distribution shall be then distributed ratably to all of the holders of Series A and B preferred stock, on an as-converted basis, and common stock. Subsequent to the payment of accumulated dividends on Series A preferred stock in January 2006 there is no liquidation preference on Series A preferred stock.
Redemption
The Series B preferred stock shall be redeemed by the Company at a price equal to the issuance price per share ($4.03) plus all declared and/or accrued but unpaid dividends commencing 60 days after receipt of notice by the Company at any time on or after October 31, 2011 from the holders of at least two-thirds of the outstanding shares of the Series B preferred stock. The Series A preferred stock shall be redeemed by the Company at a price equal to the issuance price per share ($2.84) commencing 60 days after receipt of notice by the Company from the holders of at least two-thirds of the outstanding shares of the Series A preferred stock. Such notice may only be presented on or after February 16, 2012, if one of the two following conditions are met: (1) there are no outstanding shares of Series B preferred stock, or (2) the Series B redemption price has been paid in full (or funds necessary for such payment having been set side by the Company in a trust for the account of such Series B preferred stockholders).
Series B commitment
Certain purchasers of the Company’s Series B preferred stock are obligated to purchase an additional 10,297,767 shares of Series B preferred stock in March 2007 at $4.03 per share, unless a Qualified Sale or Qualified Public Offering, as defined above, has occurred prior to that time.

Note 12.	Stockholders’ Deficit (Members’ Deficiency)
Common stock
The Company’s Amended and Restated Articles of Incorporation authorize the issuance of up to 105 million shares of common stock, $0.001 par value per share. Each share of common stock is entitled to one vote.
Warrants to purchase shares of common stock have been issued in connection with convertible bridge notes (see Note 9) and in exchange for services. The fair value of common stock warrants issued in exchange for services totaled $220 and $304 for the years ended December 31, 2003 and 2004,

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

respectively, and have been included in selling, general and administrative expenses. Warrants outstanding at December 31, 2005 were as follows:

Shares subject to
Exercise price	warrant

$1.55	2,378,497
$1.85	35,000
$2.25	261,229
$2.84	202,271

2,876,997

At December 31, 2005, the Company has reserved the following shares of common stock for future issuance:

Shares

Conversion of preferred stock	45,000,000
Warrants to purchase convertible preferred stock	478,392
Warrants to purchase common stock	2,876,997
Employee stock option plan	7,351,905

55,707,294

In 2005, the Company issued GE TIP 48,125 shares of common stock upon GE TIP’s issuance of a noncancellable order for the purchase of Company products. The common stock was determined to have a fair value of $136 which was recorded as a reduction of product sales revenues over the delivery of the underlying equipment.
During 2002, ORBCOMM LLC issued 64,516 membership interest units to a former officer in exchange for a promissory note of $100 at a price of $1.55 per unit. This promissory note bore interest at 3% per annum and matured on the earlier of January 1, 2005 or the termination of employment. The promissory note was classified as a subscription receivable and was presented as a reduction in ORBCOMM LLC’s members’ deficiency. In February 2003, the officer’s employment terminated and this promissory note, as well as accrued interest thereon, was forgiven, and charged to selling, general and administrative expense, as part of the officer’s severance arrangement.

Note 13.	Stock Option Plan
At December 31, 2005, the Company has established stock option plans which provide for the issuance of options to purchase up to 7,351,905 shares of common stock to officers, directors, employees and consultants. At December 31, 2005, options to purchase 5,159,344 shares were available for issuance under the Company’s stock option plans. Options granted under the plans have a maximum term of 10 years and vest over a period determined by the Company’s Board of Directors (generally four years) at an exercise price per share determined by the Board of Directors at the time of the grant. The plans expire 10 years from their effective date, or when all options have been granted, whichever is sooner.

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

A summary of the status of the Company’s stock option activity for the years ended December 31, 2004 and 2005 is as follows:

			Weighted
		Exercise price	Average
	Number of shares	per share	Exercise Price

Granted	2,292,498	$1.55-$2.84	$2.05
Exercised	—	—	—
Forfeited or expired	(77,812)	$1.55-$2.84	$2.26

Outstanding, December 31, 2004	2,214,686	$1.55-$2.84	$2.04
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	(22,125)	$1.55-$2.84	$2.64

Outstanding, December 31, 2005	2,192,561	$1.55-$2.84	$2.04

	Options outstanding

		Weighted
		average	Options
		remaining	exercisable
	December 31,	contractual life	December 31,
Exercise Price	2005	(years)	2005

$1.55	990,750	8.1	990,750
$1.85	299,561	8.1	299,561
$2.25	314,375	8.1	235,781
$2.84	587,875	8.4	287,688

	2,192,561		1,813,780

The weighted average fair value of the employee stock options granted during the year ended December 31, 2004 was $1.56 per share.
During 2004, the Company issued certain employees stock options with an exercise price per share that was less than the fair value of the Company’s common stock at the date of grant. The aggregate intrinsic value of such options, in the amount of $1,764, is being recognized as compensation cost over the vesting period of the stock options. The Company recognized $1,516 and $201 of compensation cost related to such options in the years ended December 31, 2004 and 2005, respectively.

Note 14.	Income Taxes
The provision (benefit) for income taxes is summarized as follows:

	December 31,

	2004	2005

Total provision (benefit)	$—	$—

Effective rate	0%	0%

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

The following is a summary of the tax provision (benefit) for the Company for the years ended December 31, 2004 and December 31, 2005:

	December 31,

	2004	2005

Current:
Federal	$—	$—
State	—	—

Total	$—	$—

Deferred:
Federal	$(2,012)	$(2,512)
State	(377)	(160)

Subtotal	2,389	2,672
Valuation allowance	(2,389)	(2,672)

Total	$—	$—

The components of net deferred tax assets are as follows:

	December 31,

	2004	2005

Deferred tax assets:
Tax loss carryforwards	$1,998	$4,631
Deferred revenues	2,013	3,271
Allowance for doubtful accounts	261	332
Inventory reserves	61	61
Deferred compensation	140	216
Satellite network and other property	105	127
Vacation accrual	123	146

Gross deferred tax assets	4,701	8,784

Less valuation allowance	(4,701)	(8,784)

Net deferred tax asset	$—	$—

The benefit for income taxes differs from the amount computed by applying the statutory U.S. Federal income tax rate because of the effect of the following items:

	Years ended
	December 31,

	2004	2005

Income tax benefit at U.S. statutory rate of 34%	$(4,212)	$(3,093)
State income taxes, net of federal benefit	(256)	(279)
Effect of foreign subsidiaries not subject to U.S. income tax	443	669
Pre-reorganization LLC loss	1,591	—
Other permanent items	45	31
Change in valuation allowance	2,389	2,672

	$—	$—

The Company has determined that it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets and, as a result, a full valuation allowance was

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

established. The net change in the total valuation allowance for the years ended December 31, 2004 and 2005 was an increase of $2,389 and $4,083, respectively. The $4,083 increase in 2005 includes $1,411 attributable to net operating loss carryforwards of Satcom, which was acquired in 2005.
On February 17, 2004, the members of ORBCOMM, LLC contributed all of their outstanding membership interests in exchange for shares of the Company’s common stock. This transaction resulted in the conversion of the Company from a partnership for tax purposes to a corporation. At the date of the conversion, the Company established deferred tax assets in the amount of $2,312, which were subject to a full valuation allowance.
At December 31, 2004 and December 31, 2005, the Company had potentially utilizable federal and state net operating loss tax carryforwards of $3,272 and $6,418, respectively. The net operating loss carryforwards begin to expire in 2025 for federal and state tax purposes. At December 31, 2004 and December 31, 2005, the Company had potentially utilizable foreign net operating loss carryforwards of $2,601 and $7,396, respectively. The foreign net operating loss carryforwards begin to expire in 2008.
The utilization of the Company’s net operating losses may be subject to a substantial limitation due to the “change of ownership provisions” under Section 382 of the Internal Revenue Code and similar state provisions. Such limitation may result in the expiration of the net operating loss carryforwards before their utilization.

Note 15.	Geographic Information
The Company operates in one reportable segment, satellite data communications. Long-lived assets outside of the United States are not significant. The following table summarizes revenues on a percentage basis by geographic region, based on the country in which the customer is located:

	Years ended
	December 31,

	2003	2004	2005

United States	66%	75%	74%
Central Asia(1)	—	—	14%
Other(2)	34%	25%	12%

	100%	100%	100%

(1)	Represents a gateway earth station sale.

(2)	No other geographic areas are more than 10%.

Note 16.	Related Party Transactions
Revenues and receivables from related parties are as follows:

	Revenues For the Years			Receivables at
	Ended December 31,			December 31,

	2003	2004	2005	2004	2005

ORBCOMM Europe LLC(1)	$423	$270	$191	$273	$—
ORBCOMM Asia Ltd.(2)	—	—	—	137	9
ORBCOMM Japan Limited	244	259	299	665	385
Korea ORBCOMM Ltd.	84	109	134	160	149
Satcom International Group Plc.(1)	—	2	8	2	—

	$751	$640	$632	$1,237	$543

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

(1)	2005 revenues include only the period from January 1 to October 7, the date of Satcom’s acquisition by the Company (see Note 4).

(2)	Receivables from ORBCOMM Asia Ltd. relate to reimbursements of storage costs for gateway earth stations owned by ORBCOMM Asia that are warehoused by the Company.
ORBCOMM Europe
The Company has entered into a service license agreement covering 43 jurisdictions in Europe and a gateway services agreement with ORBCOMM Europe LLC, a Delaware limited liability company (“ORBCOMM Europe”). ORBCOMM Europe is owned 50% by Satcom and 50% by OHB. Satcom is 51% owned by the Company at December 31, 2005. ORBCOMM Europe is a consolidated affiliate at December 31, 2005. The Chief Executive Officer and certain other stockholders of the Company were previously substantial stockholders of Satcom who entered into an agreement in February 2004 to sell substantially all of their interest in Satcom to the Company. See “Satcom International Group Plc.— Satcom Transaction” below. In addition, Satcom has been appointed by ORBCOMM Europe as a country representative for the United Kingdom, Ireland and Switzerland. In addition, ORBCOMM Europe and Satcom have entered into an agreement obligating ORBCOMM Europe to enter into a country representative agreement for Turkey with Satcom, if the current representative agreement for Turkey expires or is terminated for any reason. ORBCOMM Deutschland and Technikom Polska, affiliates of OHB, have been appointed by ORBCOMM Europe as country representatives for Germany and Poland, respectively. OHB is also a 34% stockholder of Elta S.A. the country representative for France.
Upon the acquisition of Satcom on October 7, 2005, the Company became the primary beneficiary of ORBCOMM Europe, and as such, the Company consolidates the entity. The beneficial interest holders and creditors of this variable interest entity do not have a legal recourse to the general credit of the Company.
In connection with the organization of ORBCOMM Europe and the reorganization of the ORBCOMM business in Europe, ORBCOMM agreed to grant ORBCOMM Europe approximately $3,736 in airtime credits. The amount of the grant was equal to the amount owed by the Predecessor Company to the European Company for Mobile Communications Services N.V. (“MCS”), the former licensee for Europe of the Predecessor Company. ORBCOMM Europe, in turn, agreed to issue credits in the aggregate amount of the credits received from the Company to MCS and its country representatives who were stockholders of MCS. Satcom, as a country representative for the United Kingdom, Ireland and Switzerland, received airtime credits in the amount of approximately $580. ORBCOMM Deutschland, as country representative for Germany, received airtime credits of approximately $450. Because approximately $2,706 of the airtime credits were granted to stockholders of MCS who are not related to the Company and who continue to be country representatives in Europe, the Company believes that granting of the airtime credits was essential to permit ORBCOMM Europe to reorganize the ORBCOMM business in Europe. The Company did not record the airtime credits as a liability at the date of the acquisition of the assets of the Predecessor Company for the following reasons: (i) the Company has no obligation to pay the unused airtime credits back to ORBCOMM Europe if ORBCOMM Europe does not use them; and (ii) the airtime credits are earned by ORBCOMM Europe only when the Company generates revenues from ORBCOMM Europe. The airtime credits have no expiration date. Accordingly, the Company is recording the airtime credits as services are rendered and these airtime credits are recorded net of revenues generated from ORBCOMM Europe. For the years ended December 31, 2003, 2004 and 2005, airtime credits used totaled approximately $471, $219 and $176, respectively. As of December 31, 2004 and 2005, the unused credits granted by the Company to ORBCOMM Europe were approximately $3,046 and $2,870, respectively.

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

ORBCOMM Asia Limited
On May 8, 2001, ORBCOMM LLC signed a Memorandum of Understanding (the “MOU”) with ORBCOMM Asia Limited (“ORBCOMM Asia”) outlining the parties’ intention to enter into a definitive service license agreement on terms satisfactory to the Company, covering 23 countries in Asia, including China, India, Australia and Indonesia. Although the parties commenced negotiations toward such an agreement, a definitive agreement was never concluded and the MOU terminated by its terms. The Company believes ORBCOMM Asia is approximately 90% owned by a stockholder in the Company. It is the Company’s intention to consider operating service licenses and/or country representative agreements for these territories on a country by country basis as prospective parties demonstrate the ability, from a financial, technical and operations point of view, to execute a viable business plan. During 2003, 2004 and 2005, ORBCOMM Asia owed the Company amounts for costs related to the storage of certain assets owned by ORBCOMM Asia. On September 14, 2003, ORBCOMM Asia pledged certain assets to the Company to ensure such amounts would be paid. On August 29, 2005, the Company foreclosed on a warehouseman’s lien on three gateway earth stations it was storing on behalf of ORBCOMM Asia in satisfaction of outstanding and unpaid storage fees in the amount of $172. The gateway earth stations are included in inventory at December 31, 2005 at a carrying value of $172. The Company continues to store certain assets owned by ORBCOMM Asia and as of December 31, 2005, ORBCOMM Asia owed the Company $9.
ORBCOMM Japan Limited
To ensure that regulatory authorizations held by ORBCOMM Japan Limited (“ORBCOMM Japan”) in Japan were not jeopardized at the time the Company purchased the assets from the Predecessor Company, and with the understanding that a new service license agreement would be entered into between the parties, ORBCOMM assumed the service license agreement entered into between the Predecessor Company and ORBCOMM Japan. The Company and ORBCOMM Japan undertook extensive negotiations for a new service license agreement from early 2002 until 2004 but were unable to reach agreement on important terms. The Company believes a stockholder of the Company is the beneficial owner of approximately 38% of ORBCOMM Japan. On September 14, 2003, ORBCOMM Asia pledged certain assets to the Company to ensure certain amounts owed by ORBCOMM Japan to the Company under the existing service license agreement would be paid. On January 4, 2005, the Company sent a notice of default to ORBCOMM Japan for its failure to remain current with payments under the service license agreement and subsequently terminated the agreement when the default was not cured. On March 31, 2005, ORBCOMM Japan made a partial payment of the amounts due of $350. In 2005, the Company agreed to a standstill under the pledge agreement (including as to ORBCOMM Asia and Korea ORBCOMM Limited (“ORBCOMM Korea”)) and reinstatement of the prior service license agreement, subject to ORBCOMM receiving payment in full of all debts owed by ORBCOMM Japan, ORBCOMM Korea and ORBCOMM Asia to the Company by December 15, 2005 and certain operational changes designed to give the Company more control over the Japanese and Korean gateway earth stations. The outstanding amounts owed by ORBCOMM Japan to the Company were not repaid as of December 15, 2005, and as of December 31, 2005, ORBCOMM Japan owed the Company $385 in unpaid service fees. On February 22, 2006, the Company sent a notice of default to ORBCOMM Japan for its failure to satisfy its obligations under the standstill agreement, including its failure to make the required payments under the service license agreement and if the defaults are not cured within the specified cure period, the Company intends to terminate the agreement as a result of such default.

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Korea ORBCOMM Limited
To ensure that regulatory authorizations held by ORBCOMM Korea in South Korea were not jeopardized at the time ORBCOMM LLC purchased the assets from the Predecessor Company, and with the understanding that a new service license agreement would be entered into between the parties, ORBCOMM assumed the service license agreement entered into between the Predecessor Company and ORBCOMM Korea. The Company and ORBCOMM Korea undertook extensive negotiations for a new service license agreement from early 2002 until 2004 but were unable to reach agreement on important terms. The Company believes a stockholder of the Company is the beneficial owner of approximately 33% of ORBCOMM Korea. On September 14, 2003, ORBCOMM Asia pledged certain assets to the Company to ensure that certain amounts owed to the Company by ORBCOMM Korea under the existing service license agreement would be paid. On January 4, 2005, the Company sent a notice of default to ORBCOMM Korea for its failure to remain current with the payments under the service licensing agreement and subsequently terminated the agreement when the default was not cured. In 2005, the Company agreed to a standstill with respect to the default by ORBCOMM Korea as part of the standstill agreement with ORBCOMM Japan and a reinstatement of the prior service license agreement. The outstanding amounts owed by ORBCOMM Korea to the Company were not repaid as of December 15, 2005 and as of December 31, 2005, ORBCOMM Korea owed the Company $149 in unpaid service fees. On April 5, 2006, the Company sent a notice of default to ORBCOMM Korea for its failure to comply with the standstill agreement and if the default is not cured by the date specified, the service license agreement will be automatically terminated as a result of ORBCOMM Korea’s failure to cure such default within the specified cure period.
Satcom International Group Plc.
General. Satcom (i) owns 50% of ORBCOMM Europe; (ii) has entered into country representative agreements with ORBCOMM Europe covering the United Kingdom, Ireland and Switzerland; and (iii) has entered into a service license agreement with the Company covering substantially all of the countries of the Middle East and a significant number of countries of Central Asia, and gateway services agreement with the Company. See “—ORBCOMM Europe” described above.
As of December 31, 2004 the Chief Executive Officer of the Company, Jerome B. Eisenberg, and a former officer, Don Franco (“Messrs. Franco and Eisenberg”), both of whom were directors of the Company at the time, owned directly or indirectly a majority of the outstanding voting shares of Satcom and held a substantial portion of the outstanding debt of Satcom. Certain other investors in the Company were also investors in Satcom. Satcom was formerly a principal stockholder of MCS and made significant investments in other territories related to the Predecessor Company.
Satcom Transaction. As a condition of the Reorganization, Messrs. Franco and Eisenberg were required to enter into a definitive agreement, in order to eliminate any potential conflict of interest between the Company and the officers, to transfer to the Company all of their interests in Satcom in exchange for (i) 620,000 shares of Series A preferred stock and (ii) a contingent payment in the event of a sale or initial public offering of the Company. The closing of the Satcom transaction was subject to a completion of a reorganization of Satcom resulting in the conversion to equity of not less than 95% of the outstanding debt of Satcom by July 1, 2005 unless the parties elect to extend the date or agree otherwise. If the reorganization was not completed by July 1, 2005, or such later date, the Company could elect to take less than all of the interests of the officers; provided however, the Company must still issue the 620,000 shares of Series A preferred stock and make the contingent payment regardless of what portion of such interests the Company chooses to purchase. The contingent payment would be equal to $2,000, $3,000 or $6,000 in the event of proceeds from such a sale or the valuation in an initial public offering exceeding $250,000, $300,000 or $500,000, respectively, subject to proration for amounts that fall in between these thresholds.

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Satcom Reorganization and Acquisition. On October 7, 2005, Satcom and certain of its stockholders and noteholders, consummated a reorganization transaction (the “Satcom Reorganization”) whereby 95% of the outstanding principal of demand notes, convertible notes and certain contract debt was converted into equity, and accrued and unpaid interest on such demand and convertible notes was acknowledged to have been previously released. This reorganization included the conversion to equity of the demand notes and convertible notes owed by Satcom to Messrs. Franco and Eisenberg and the release of any other debts of Satcom owed to them. Concurrently, the Company acquired the Satcom interests of Messrs. Franco and Eisenberg and issued them 620,000 shares of Series A preferred stock (See Note 4).
The Company has provided Satcom with a $1,000 line of credit for working capital purposes pursuant to a revolving note, dated December 30, 2005. The revolving loan bears interest at 8% per annum, matures on December 30, 2006, and is secured by all of Satcom’s assets, including its membership interest in ORBCOMM Europe LLC. As of December 31, 2005, there were no amounts outstanding under this line of credit.
OHB Technology A.G.
On May 21, 2002, the Company entered into an international value added reseller agreement with OHB whereby OHB has been granted non-exclusive rights to resell ORBCOMM services for applications developed by OHB for the monitoring and tracking of mobile tanks and containers. The Company has not generated any revenues under this agreement but the Company has a note payable of $594 to OHB as of December 31, 2005 (See Note 9). In addition, the Company also has a purchase commitment with an OHB subsidiary (See Note 17).
SES Global S.A.
On February 17, 2004, the Company entered into an international value added reseller agreement with SES Global S.A. (“SES”), an affiliate of SES Global Participation, S.A., a substantial investor in the Company, whereby SES has been granted exclusive rights during the initial term of the agreement to resell the Company’s services for return channel applications developed by SES for the Direct-to-Home TV market. The Company has not generated any revenues under this agreement and there are no balances due from SES.

Note 17.	Commitments and Contingencies
Procurement agreements in connection with U.S. Coast Guard contract
In May 2004, the Company entered into an agreement to construct and deploy a satellite for use by the USCG (See Note 10). In connection with this, the Company entered into the procurement agreements discussed below. All expenditures relating to this project are being capitalized as assets under construction. The satellite is scheduled for launch in mid-2006.
In November 2004, the Company entered into an ORBCOMM Concept Demonstration Payload Procurement Agreement with Orbital Sciences Corporation, under which the Company will purchase a Concept Demonstration Communication Payload at a total cost of $3,305. At December 31, 2005, the Company’s remaining obligation under this agreement is $300.
In March 2005, the Company entered into an ORBCOMM Concept Demonstration Satellite Bus, Integration Test and Launch Services Procurement Agreement with OHB System AG, an affiliate of OHB Technology A.G., under which the Company will purchase, among other things, overall Concept Demonstration Satellite, design, bus module and payload module structure manufacture, payload module and bus module integration, assembled satellite environmental tests, launch services and in-

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

orbit testing of bus module at a total cost not to exceed $2,416. At December 31, 2005, the Company’s remaining obligation under this agreement is $846.
Gateway settlement obligation
In 1996, the Predecessor Company entered into a contract to purchase gateway earth stations (“GESs”) from ViaSAT Inc. (the “GESs Contract”). As of September 15, 2000, the date the Predecessor Company filed for bankruptcy, approximately $11,000 had been paid to ViaSAT, leaving approximately $3,700 owing under the GESs Contract for 8.5 GESs manufactured and stored by ViaSAT. In December 2004, the Company and ViaSAT entered into a settlement agreement whereby the Company was granted title to 4 completed GESs in return for a commitment to pay an aggregate of $1,000 by December 2007. ViaSAT maintains a security interest and lien in the 4 GESs and has the right to possession of each GESs until the lien associated with the GESs has been satisfied. The Company has the option, expiring in December 2007, to purchase any or all of the remaining 4.5 GESs for aggregate consideration of $2,700. However, the Company must purchase one of the remaining GESs for $1,000 prior to the sale or disposition of the last of the 4 GESs for which title has been transferred. At December 31, 2004 and 2005, the Company has recorded the 4 GESs in inventory at an aggregate value of $1,644 and recorded an accrued liability of an equal amount.
Procurement agreement in connection with quick-launch satellites
On April 21, 2006, the Company entered into an agreement with Orbital Sciences Corporation whereby Orbital Sciences will design, manufacture, test and deliver to the Company, one payload engineering development unit and six AIS-equipped satellite payloads for the Company. The cost of the payloads is $17,000, subject to adjustment under certain circumstances. The Company has an option to require Orbital Sciences to manufacture, test and deliver up to two additional satellite payloads at a cost of $2,200 per payload. Payments under the agreement are due upon the achievement of specified milestones by Orbital Sciences. The Company anticipates making payments under the contract of $10,500 in 2006 and $6,500 in 2007.
Operating leases
The Company leases office, storage and other facilities under agreements classified as operating leases which expire through 2013. Future minimum lease payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more as of December 31, 2005 are as follows:

Years ending
December 31,

2006	$677
2007	155
2008	161
2009	121
2010	5
Thereafter	12

$1,131

Rent expense for the years ended December 31, 2003, 2004 and 2005 was approximately $818, $920 and $956, respectively.

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Litigation
Quake. On February 24, 2005, Quake Global, Inc. (“Quake”) filed a four count action for damages and injunctive relief against the Company, the Company’s wholly owned subsidiary, New Stellar, and Delphi Corporation, in the U.S. District Court for the Central District of California, Western Division. The action alleges antitrust violations, breach of contract, tortious interference and improper exclusive dealing arrangements. Quake claims damages in excess of $15,000 and seeks treble damages, costs and reasonable attorneys’ fees, unspecified compensatory damages, punitive damages, injunctive relief and that the Company be required to divest itself of the assets it acquired from Old Stellar and reconstitute a new and effective competitor. On April 21, 2005, the Company filed a motion to dismiss or to compel arbitration and dismiss or stay the proceedings, which the District Court denied. On July 19, 2005, the Company and New Steller took an interlocutory appeal as of right to the Court of Appeals for the Ninth Circuit from the denial of the Company’s motion to dismiss. The appeal has been fully briefed and oral argument is expected in or around the fourth quarter of 2006. On December 6, 2005, the Company filed its answer and counterclaims to Quake’s complaint.
Separately, ORBCOMM served notices of default upon Quake in July and September 2005 under the parties’ Subscriber Communicators Manufacturing Agreement. On September 23, 2005, the Company commenced an arbitration with the American Arbitration Association seeking: (1) a declaration that the Company has the right to terminate the Subscriber Communicator Manufacturing Agreement; (2) an injunction against Quake’s improperly using the fruits of contractually-prohibited non-segregated modem design and development efforts in products intended for use with the systems of the Company’s competitors; and (3) damages. Quake has filed an answer with counterclaims to the Company’s claims in the arbitration. The arbitration hearing is in the process of being scheduled. No provision for losses, if any, that might result from the matter have been recorded in the Company’s consolidated financial statements.
ORBCOMM Asia. On September 30, 2005, ORBCOMM Asia delivered to the Company, ORBCOMM Holdings, ORBCOMM LLC, and two officers of the Company a written notice of its intention to arbitrate certain claims of breach of contract and constructive fraud related to the Memorandum of Understanding dated May 8, 2001 (the “MOU”) and seeking an award of $3,170 in actual and compensatory damages for breach of contract and $5,000 in punitive damages, and an award of damages for lost profits in an amount to be established. The Company believes that ORBCOMM Asia is approximately 90% owned by Gene Hyung-Jin Song, who is also a stockholder of the Company. On October 13, 2005, the Company, ORBCOMM Holdings, ORBCOMM LLC, and two officers of the Company received notification from the International Centre for Dispute Resolution, a division of the American Arbitration Association, that it had received the demand for arbitration from ORBCOMM Asia. On October 19 2005, ORBCOMM Inc., ORBCOMM Holdings LLC, ORBCOMM LLC, Jerome Eisenberg and Don Franco filed a petition, by order to show cause, in New York Supreme Court seeking a stay of the arbitration as to all parties other than ORBCOMM Asia and ORBCOMM LLC on the ground that those parties were not signatories to the MOU which contains the arbitration provision upon which the arbitration was based. By order dated January 31, 2006, the Supreme Court of the State of New York permanently stayed the arbitration as to all parties other than ORBCOMM LLC and ORBCOMM Asia. The arbitration hearing on the claims between ORBCOMM Asia and ORBCOMM LLC is currently scheduled for June 8-9, 2006. No provision for losses, if any, that might result from the matter have been recorded in the Company’s consolidated financial statements.
Internal Revenue Service. The Company settled disputes with the Internal Revenue Service and the States of Virginia in 2003 and Maryland in 2004, relating to payroll taxes and withholdings. Total payments for the years ended December 31, 2003, 2004 and 2005 totaled $312, $2,401 and $546,

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

respectively, including interest and penalties. All liabilities relating to these settlements were satisfied during 2004 for the States of Virginia and Maryland and during second quarter of 2005 for the Internal Revenue Service.
The Company is subject to various other claims and assessments in the normal course of its business. While it is not possible at this time to predict the outcome of the litigation discussed above with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, based on its evaluation of matters which are pending or asserted the Company’s management believes the disposition of such matters will not have a material adverse effect on the Company’s business or financial statements.

Note 18.	Employee Incentive Plans
The Company maintains a 401(k) plan. All employees who are scheduled to work 1,000 hours in a consecutive 12-month period are eligible to participate in the plan on the dates of their employment. Employees may contribute up to 15% of eligible compensation to the plan, subject to certain limitations. The Company has the option of matching up to 100% of the amount contributed by each employee up to 4% of employee’s compensation. In addition, the plan contains a discretionary contribution component pursuant to which the Company may make an additional annual contribution. Contributions vest over a five-year period from the employee’s date of employment. The Company did not make any contributions for the years ended December 31, 2003, 2004 and 2005.

Note 19.	Supplemental Disclosure of Cash Flow Noncash Investing and Financing Activities

	Years ended December 31,

	2003	2004	2005

Investing activities:
Issuance of Series A preferred stock in connection with the acquisition of Sistron	$—	$465	$—
Gateway received in consideration for payment for accounts receivable	—	730	157
Issuance of Series A preferred stock in connection with the acquisition of Satcom	—	—	1,761
Financing activities:
Conversion of notes payable and accrued interest for Series A preferred stock	—	10,967	—
Conversion of notes payable for Series B preferred stock	—	—	25,019
Debt discount attributable to issued warrants and beneficial conversion rights in connection with 18% convertible bridge notes	2,180	—	—
Debt discount attributable to issued warrants and beneficial conversion rights in connection with 12% convertible bridge notes	—	426	—
Debt discount attributable to issued warrants and beneficial conversion rights in connection with 10% convertible bridge notes	—	354	—
Deferred financing costs attributable to issued warrants and beneficial conversion rights in connection with 18% convertible bridge notes	220	—	—
Deferred financing costs attributable to issued warrants and beneficial conversion rights in connection with 10% convertible bridge notes	—	56	—
Warrants issued in connection with Series A preferred stock issuance	—	606	—
Warrants issued in exchange for services rendered	—	248	—
18% convertible bridge notes issued in exchange for services rendered	150	—	—
Preferred stock dividends accrued	—	3,318	4,709

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Note 20.	Initial Public Offering and Pro Forma Presentation (unaudited)
On May 5, 2006, the Board of Directors of the Company authorized management to pursue an underwritten sale of shares of the Company’s common stock in an initial public offering (“IPO”) pursuant to the Securities Act of 1933, as amended.
Upon closing of the IPO, all outstanding shares of Series A and Series B preferred stock will automatically convert into an equal number of shares of common stock and all accrued and unpaid dividends on Series B preferred stock will become due and payable. The pro forma effect of this conversion has been reflected in unaudited pro forma stockholders’ equity at December 31, 2005 in the accompanying consolidated balance sheets and pro forma net loss per share for the year ended December 31, 2005 in the accompanying consolidated statements of operations.

Note 21.	Quarterly Financial Data (Unaudited)

		Second	Third	Fourth
	First Quarter	Quarter	Quarter	Quarter

2004
Revenues	$2,158	$3,324	$2,650	$2,734
Loss from operations	(2,888)	(2,082)	(2,001)	(2,392)
Net loss	(5,523)	(2,482)	(2,000)	(2,384)
Net loss applicable to common shares	(4,443)	(3,374)	(3,090)	(3,628)
Net loss per common share, Basic and diluted	(0.52)	(0.40)	(0.36)	(0.43)
Weighted average common shares outstanding	8,486,901	8,486,901	8,486,901	8,486,901

2005
Revenues	$2,751	$3,656	$3,665	$5,455
Loss from operations	(1,643)	(2,126)	(2,104)	(1,967)
Net loss	(1,635)	(2,110)	(2,097)	(3,256)
Net loss applicable to common shares	(2,895)	(3,419)	(3,361)	(4,573)
Net loss per share, Basic and diluted	(0.34)	(0.40)	(0.39)	(0.54)
Weighted average common shares outstanding	8,487,982	8,535,026	8,535,026	8,535,026

Schedule II— Valuation and Qualifying Accounts
ORBCOMM Inc.
December 31, 2003, 2004 and 2005

		Col. C
Col. A	Col. B			Col. D	Col. E
	Balance at	Charged to	Charged to		Balance at
	beginning of	costs and	other		end of the
Description	the period	expenses	accounts	Deductions	period

	(amounts in thousands)
Year ended December 31, 2003
Allowance for doubtful receivables	$290	1,148	(1,301)		$137

Year ended December 31, 2004
Allowance for doubtful receivables	$137	1,280	(853)		$564
Deferred tax asset valuation allowance	$—	4,701	—	—	$4,701

Year ended December 31, 2005
Allowance for doubtful receivables	$564	291	(184)		$671
Deferred tax asset valuation allowance	$4,701	4,083	—	—	$8,784

PART II
Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution
The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market application fee.

SEC registration fee		$16,050
NASD filing fee	$	*
Nasdaq National Market application fee	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Transfer agent fees and expenses	$	*
Blue sky fees and expenses	$	*
Miscellaneous fees and expenses	$	*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers
ORBCOMM Inc. is a Delaware corporation. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to ORBCOMM Inc. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.
Article Eight of ORBCOMM Inc.’s current amended and restated certificate of incorporation provides that a director of ORBCOMM Inc. shall not be liable to ORBCOMM Inc. or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. In addition, Section 4.1 of ORBCOMM Inc.’s current bylaws provides that ORBCOMM Inc. shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including all expenses, liabilities and losses actually and reasonably incurred or suffered by such director or officer in connection therewith in defending or otherwise participating in any proceeding in advance of its final disposition. We have entered into indemnity agreements with our directors and our executive officers whereby we have agreed to indemnify the directors and executive officers to the extent permitted by our bylaws and Delaware law.

Item 15. Recent Sales of Unregistered Securities
During the past three fiscal years, we have issued securities in the following transactions, each of which was exempt from the registration requirements of Securities Act of 1933, as amended (Securities Act). All of the below-referenced securities issued pursuant to the exemption from registration under Section 4(2) of the Securities Act are deemed restricted securities for the purposes of the Securities Act.
During 2003, 2004, 2005 and 2006, we issued the following securities in transactions exempt from registration under Section 4(2) or 3(a)(9) of the Securities Act:

•	In March 2003, ORBCOMM LLC issued convertible notes in the aggregate principal amount of approximately $4.5 million to unrelated parties of which notes totaling approximately $165,000 were issued to a placement agent. ORBCOMM LLC issued additional convertible notes in the aggregate principal amount of approximately $1.2 million to related parties. Additionally, with the issuance of these notes, ORBCOMM LLC issued warrants to purchase 1,182,580 membership interests units of ORBCOMM LLC in the aggregate principal amount of approximately $213,000.

•	In January and February 2004, ORBCOMM LLC issued convertible notes in the aggregate principal amount of approximately $1.3 million. ORBCOMM LLC also issued warrants to purchase 131,578 membership interest units of ORBCOMM LLC in connection with these notes.

•	On February 17, 2004, we completed a private placement of 6,302,817 shares of our Series A preferred stock at a purchase price of $2.84 per share, or an aggregate of approximately $17.9 million, to SES Global, S.A., Ridgewood Satellite LLC, OHB Technology A.G., Sagamore Hill Hub Fund Ltd., Northwood Ventures LLC and Northwood Capital Partners LLC, each of which is and was at the time an accredited investor, including conversion of a note in the amount of $2.6 million issued to Ridgewood Satellite LLC.

•	In connection with the private placement, approximately $11.0 million of the outstanding convertible debt of ORBCOMM LLC, which included the notes issued in 2003 and 2004 as well as other notes issued prior to 2003, was converted into approximately 3.9 million shares of our Series A preferred stock.

•	In connection with the private placement, the corporate structure of ORBCOMM LLC was reorganized such that ORBCOMM LLC became our wholly owned subsidiary and the former members of ORBCOMM LLC were issued 8,486,901 shares of our common stock in exchange for their membership interest units and holders of warrants to purchase membership interest units of ORBCOMM LLC were issued 2,736,997 warrants to purchase shares of our common stock.

•	In connection with the reorganization, two of our officers contributed all of their interests in Sistron International LLC (representing 100% of Sistron) to us in exchange for 127,414 shares of Series A preferred stock in the amount of approximately $361,855.

•	On August 13, 2004, we completed a follow-on sale of 4,051,888 shares of Series A preferred stock in the amount of approximately $11.5 million to existing holders of Series A preferred stock.

•	In 2005, we issued Transport International Pool, Inc. 48,125 shares of common stock in the amount of approximately $136,000 upon Transport International Pool, Inc.’s non-cancellable order for the purchase of our products.

•	In October 2005, pursuant to an agreement entered into in connection with the 2004 reorganization, we acquired, from two of our officers, a 51% interest of Satcom in exchange for (i) 620,000 shares of Series A preferred stock in the amount of approximately $1,760,800 and (ii) a contingent payment in the event of a sale of or initial public offering.

•	In November and December 2005 and January 2006, we completed private placements in the amount of approximately $72.5 million, consisting of 10% convertible promissory notes due February 16, 2010, warrants to purchase our common stock and shares of our Series B preferred stock to PCG Satellite Investments, LLC (an affiliate of the Pacific Corporate Group), MH Investors Satellites LLC (an affiliate of MH Equity Investors), Torch Hill Capital and several existing investors, including Ridgewood Capital, OHB Technology A.G., Northwood Ventures and several members of senior management, and certain other private equity investors, each of which is an accredited investor. The 10% convertible notes automatically converted on December 30, 2005 into shares of Series B preferred stock at a conversion price of $4.03 per share, and as a result of such conversion, the warrants were cancelled for no consideration. The transactions also included the reinvestment by certain holders of our Series A preferred stock of $1.3 million of dividends paid to the Series A preferred stock holders in shares of Series B preferred stock at a price of $4.03 per share. As a result of these transactions, an aggregate of approximately 17.6 million shares of our Series B preferred stock were issued and outstanding as of March 31, 2006.

During 2004, we granted stock options to officers, directors, employees and consultants under our 2004 stock option plan covering an aggregate of 2,292,498 shares of our common stock, at an average exercise price of $2.05. During 2006, we granted stock options to an officer under our 2004 stock option plan covering an aggregate of 75,000 shares of our common stock, at an average exercise price of $3.25 per share. The stock option grants described above were made under written compensatory plans or agreements in reliance on the exemption from registration pursuant to Rule 701 under the Securities Act or pursuant to Section 4(2) under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules
(a) Exhibits

Exhibit No.	Description

*1	Form of Underwriting Agreement.
3.1	Third Amended and Restated Certificate of Incorporation of the Company.
3.2	Amended and Restated Bylaws of the Company.
*3.3	Form of Amended and Restated Certificate of Incorporation of the Company.
*3.4	Form of Amended Bylaws of the Company.
*4.1	Specimen certificate for common stock, par value $0.001 per share, of the Company.
4.2	Stockholders Agreement, dated as of February 17, 2004, among the Company and certain preferred stockholders and common stockholders of the Company.
*5	Opinion of Chadbourne & Parke LLP as to the legality of the common stock.
9.1	Second Amended & Restated Preferred Stock Voting Agreement, dated as of December 30, 2005, among the Company and certain preferred stockholders of the Company.
9.2	Amended and Restated Common Stock Voting Agreement, dated as of November 18, 2005, among the Company and certain common stockholders of the Company.
**10.1	Validation Services Agreement, dated May 20, 2004, between the Company and the United States Coast Guard.
**10.2.1	Cooperation Agreement, dated May 18, 2004, among the Company, Stellar Satellite Communications Ltd. and Delphi Corporation.
10.2.2	Amendment Number One to Cooperation Agreement, dated December 27, 2005, among the Company, Stellar Satellite Communications Ltd. and Delphi Corporation.
**10.2.3	Pricing Letter Agreement, dated May 6, 2004, between the Company and Delphi Corporation.
**10.3	ORBCOMM Concept Demonstration Satellite Bus, Integration Test and Launch Services Procurement Agreement, dated March 10, 2005, between the Company and OHB System, A.G.
**10.4	ORBCOMM Concept Demonstration Communication Payload Procurement Agreement, dated November 3, 2004, between the Company and Orbital Sciences Corporation.
**10.5	Amendment to the Procurement Agreement, dated April 21, 2006, between the Company and Orbital Sciences Corporation.

Exhibit No.	Description

10.6	Second Amended and Restated Registration Rights Agreement, dated as of December 30, 2005, by and among the Company and certain preferred stockholders of the Company.
10.7	Convertible Notes and Stock Purchase Agreement, dated December 30, 2005, by and among the Company and the investors party thereto.
10.8.1	Satcom International Group Plc. Contribution Agreement, dated February 17, 2004, by and between the Company, Satcom International Group Plc., Don Franco, Nancy Franco, Jerome B. Eisenberg and Europa Holdings Limited.
10.8.2	Satcom International Group Plc. Put Agreement, dated February 17, 2004, by and between the Company, Don Franco and Europa Holdings Limited.
10.8.3	Reorganisation Agreement, dated October 7, 2005, between Satcom International Group Plc. and other persons party thereto.
**10.9.1	International Value Added Reseller Agreement, dated March 14, 2003, between the Company and Transport International Pool.
**10.9.2	Amendment to International Value Added Reseller Agreement, dated January 26, 2006, between the Company and Transport International Pool.
10.9.3	Assignment and Assumption Agreement, dated February 28, 2006, between ORBCOMM LLC, Transport International Pool and GE Asset Intelligence, LLC.
10.10	Form of Common Stock Warrants.
10.11	Form of Series A Preferred Stock Warrants.
10.12	Form of Ridgewood Preferred Stock Warrants.
10.13	Form of Indemnification Agreement between the Company and the executive officers and directors of the Company.
10.14	Schedule identifying agreements substantially identical to the Form of Indemnification Agreement constituting Exhibit 10.14.1 hereto.
10.15	2004 Stock Option Plan.
*10.16	2006 Long-Term Incentives Plan.
10.17	Form of Incentive Stock Option Agreement under the 2004 Stock Option Plan.
10.18	Form of Non-Statutory Stock Option Agreement under the 2004 Stock Option Plan.
*10.19	Employment Agreement between Jerome B. Eisenberg and the Company.
*10.20	Employment Agreement between Marc Eisenberg and the Company.
10.21.1	Employment Agreement, dated as of May 5, 2006, between John P. Brady and the Company.
10.21.2	Amendment to Stock Option Agreement, dated as of May 5, 2006, between John P. Brady and the Company.
*10.22	Employment Agreement between John J. Stolte, Jr. and the Company.
*10.23	Employment Agreement, dated April 6, 2005, between Emmett Hume and the Company.
16	Letter of J.H. Cohn LLP regarding change in certifying accountant.
21	Subsidiaries of the Company.
23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm.
23.2	Consent of J.H. Cohn LLP, an independent registered public accounting firm.
*23.3	Consent of Chadbourne & Parke LLP, contained in their opinion as filed as Exhibit 5.
24	Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of certain directors and executive officers of the Company.

*	To be filed by subsequent amendment.

**	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been separately filed with the Securities and Exchange Commission.

(b) Financial Statement Schedules
Schedule II — Valuation and Qualifying Accounts and Reserves for the years ended December 31, 2003, 2004 and 2005 appears on page F-38.

Item 17.	Undertakings
The undersigned Registrant hereby undertakes:

•	to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

•	that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

•	that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, ORBCOMM Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lee, State of New Jersey, on May 12, 2006.

ORBCOMM Inc.

By:	/s/ Jerome B. Eisenberg

Jerome B. Eisenberg
Chief Executive Officer and President
Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed on May 12, 2006 by the following persons in the capacities indicated:

Signature	Title

Jerome B. Eisenberg*	Chief Executive Officer, President and Director (principal executive officer)

Robert Bednarek*	Director

John Franco*	Director

Marco Fuchs*	Director

Ronald Gerwig*	Director

Robert Gold*	Director

Leslie Golden*	Director

Timothy Kelleher*	Director

Matthew Lesesky*	Director

Peter Schiff*	Director

John P. Brady*	Chief Financial Officer (principal financial and accounting officer)
*By: /s/ Christian G. Le Brun Christian G. Le Brun, Attorney-in-Fact**

**	By authority of the power of attorney filed as Exhibit 24 hereto.

Exhibit Index

Exhibit
No.		Description	Page No.

*1		Form of Underwriting Agreement.
3.1		Third Amended and Restated Certificate of Incorporation of the Company.
3.2		Amended and Restated Bylaws of the Company.
*3	.3	Form of Amended and Restated Certificate of Incorporation of the Company.
*3	.4	Form of Amended Bylaws of the Company.
*4	.1	Specimen certificate for common stock, par value $0.001 per share, of the Company.
4.2		Stockholders Agreement, dated as of February 17, 2004, among the Company and certain preferred stockholders and common stockholders of the Company.
*5		Opinion of Chadbourne & Parke LLP as to the legality of the common stock.
9.1		Second Amended & Restated Preferred Stock Voting Agreement, dated as of December 30, 2005, among the Company and certain preferred stockholders of the Company.
9.2		Amended and Restated Common Stock Voting Agreement, dated as of November 18, 2005, among the Company and certain common stockholders of the Company.
**10	.1	Validation Services Agreement, dated May 20, 2004, between the Company and the United States Coast Guard.
**10	.2.1	Cooperation Agreement, dated May 18, 2004, among the Company, Stellar Satellite Communications Ltd. and Delphi Corporation.
10	.2.2	Amendment Number One to Cooperation Agreement, dated December 27, 2005, among the Company, Stellar Satellite Communications Ltd. and Delphi Corporation.
**10	.2.3	Pricing Letter Agreement, dated May 6, 2004, between the Company and Delphi Corporation.
**10	.3	ORBCOMM Concept Demonstration Satellite Bus, Integration Test and Launch Services Procurement Agreement, dated March 10, 2005, between the Company and OHB System, A.G.
**10	.4	ORBCOMM Concept Demonstration Communication Payload Procurement Agreement, dated November 3, 2004, between the Company and Orbital Sciences Corporation.
**10	.5	Amendment to the Procurement Agreement, dated April 21, 2006, between the Company and Orbital Sciences Corporation.
10.6		Second Amended and Restated Registration Rights Agreement, dated as of December 30, 2005, by and among the Company and certain preferred stockholders of the Company.
10.7		Convertible Notes and Stock Purchase Agreement, dated December 30, 2005, by and among the Company and the investors party thereto.
10	.8.1	Satcom International Group Plc. Contribution Agreement, dated February 17, 2004, by and between the Company, Satcom International Group Plc., Don Franco, Nancy Franco, Jerome B. Eisenberg and Europa Holdings Limited.
10	.8.2	Satcom International Group Plc. Put Agreement, dated February 17, 2004, by and between the Company, Don Franco and Europa Holdings Limited.
10	.8.3	Reorganisation Agreement, dated October 7, 2005, between Satcom International Group Plc. and other persons party thereto.
**10	.9.1	International Value Added Reseller Agreement, dated March 14, 2003, between the Company and Transport International Pool.

Exhibit
No.		Description	Page No.

**10	.9.2	Amendment to International Value Added Reseller Agreement, dated January 26, 2006, between the Company and Transport International Pool.
10	.9.3	Assignment and Assumption Agreement, dated February 28, 2006, between ORBCOMM LLC, Transport International Pool and GE Asset Intelligence, LLC.
10.10		Form of Common Stock Warrants.
10.11		Form of Series A Preferred Stock Warrants.
10.12		Form of Ridgewood Preferred Stock Warrants.
10.13		Form of Indemnification Agreement between the Company and the executive officers and directors of the Company.
10.14		Schedule identifying agreements substantially identical to the Form of Indemnification Agreement constituting Exhibit 10.14.1 hereto.
10.15		2004 Stock Option Plan.
*10	.16	2006 Long-Term Incentives Plan.
10.17		Form of Incentive Stock Option Agreement under the 2004 Stock Option Plan.
10.18		Form of Non Statutory Stock Option Agreement under the 2004 Stock Option Plan.
*10	.19	Employment Agreement between Jerome B. Eisenberg and the Company.
*10	.20	Employment Agreement between Marc Eisenberg and the Company.
10	.21.1	Employment Agreement, dated as of May 5, 2006, between John P. Brady and the Company.
10	.21.2	Amendment to Stock Option Agreement, dated as of May 5, 2006, between John P. Brady and the Company.
*10	.22	Employment Agreement between John J. Stolte, Jr. and the Company.
*10	.23	Employment Agreement, dated April 6, 2005, between Emmett Hume and the Company.
16		Letter of J.H. Cohn LLP regarding change in certifying accountant.
21		Subsidiaries of the Company.
23.1		Consent of Deloitte & Touche LLP, an independent registered public accounting firm.
23.2		Consent of J.H. Cohn LLP, an independent registered public accounting firm.
*23	.3	Consent of Chadbourne & Parke LLP, contained in their opinion as filed as Exhibit 5.
24		Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of certain directors and executive officers of the Company.

*	To be filed by subsequent amendment.

**	Portions of this exhibit have been omitted pursuant to a request for confidential treatment. The omitted portions have been separately filed with the Securities and Exchange Commission.